CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED
2005 OCT 31 A 10: 37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4507

20 October 2005 **<u>*Via Courier*</u>**

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. [redacted]

Attn: Mr Elliot Staffi

05012141

SUPPL

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 September 2005 till 30 September 2005, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

PROCESSED
OCT 31 2005
THOMSON FINANCIAL

Encs.

S:\Sec\ADR\2005\Ltr\September.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Presentation slides by CapitaLand Limited – "Focus on Asian Growth"	1 Sep 2005	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Establishment of Indirect Wholly Owned Subsidiary"	6 Sep 2005	For Public Relations Purposes
Announcement by CapitaLand Limited - "Redemption at the option of CapitaLand Limited of its S$380,000,000 5/8 per cent. Convertible Bonds due 2007"	7 Sep 2005	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited – "Results of the Extraordinary General Meeting on 8 September 2005"	8 Sep 2005	For Public Relations Purposes
News Release by The Ascott Group Limited – "Ascott Voted Top by Business Traveller Majority Readers for Two Years Running"	9 Sep 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "CapFin MR1 Sdn Bhd – Company in Members' Voluntary Liquidation"	14 Sep 2005	SGX-ST Listing Manual
Announcements and Press Release by CapitaMall Trust Management Limited – (1) "Extraordinary General Meeting of Unitholders of CapitaMall Trust and Proposed Equity Fund Raising Exercise"; (2) "Notice of Extraordinary General Meeting"; (3) "Notice of Preferential Offering Books Closure Date"; (4) "Asset Valuation"; and (5) "CMT to Raise Over S$400 Million for Parco Bugis Junction".	16 Sep 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Australand ASSETS Offer Closes Oversubscribed"	16 Sep 2005	For Public Relations Purposes
News Release by CapitaLand Limited – "CapitaLand's Thai JV acquires two new prime residential sites in Bangkok"	19 Sep 2005	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by Australand Property Group – "Australand Declares September 2005 Quarter Dividend/Distribution"	20 Sep 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Australand Merger Proposal – Foreign Security Holders"	21 Sep 2005	For Public Relations Purposes
News Release by CapitaLand Limited – "ARC-CapitaLand Residences Japan acquires five properties and secures pipeline of rental apartments"	22 Sep 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Phoenix Realty Pte. Ltd."	26 Sep 2005	SGX-ST Listing Manual
Announcement by Australand Property Group – "Australand Security Holder Meetings – 27 September 2005"	27 Sep 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Australand Receives Security Holder Approval to Merge with AWPT4 and AWPT5 and Advises Outcome of Resolutions put to Security Holder Meetings"	27 Sep 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Wealthy Icon Sdn. Bhd."	29 Sep 2005	SGX-ST Listing Manual
News Release by CapitaLand Limited – "CapitaLand acquires prime office property in Malaysia's Central Business District"	29 Sep 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Australand Receives Court Approval for Merger Proposal"	29 Sep 2005	For Public Relations Purposes
Announcement and News Release by Raffles Holdings Limited –"Completion of the Sale of the Hotel Business to Colony HR Acquisitions, LLC"	30 Sep 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Completion of sale of interest in Riveredge Development Pte. Ltd."	30 Sep 2005	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcements by Australand Property Group – (1) "Australand Holdings Limited Replacement Constitution"; (2) "Australand Property Trust Consolidated Constitution"; (3) "Australand Wholesale Property Trust No. 4 Consolidated Constitution"; (4) "Australand Wholesale Property Trust No. 5 Consolidated Constitution"; (5) "Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5 Admission to the Official List on ASX".	30 Sep 2005	For Public Relations Purposes

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Sep-2005 17:36:16
Announcement No.	00046

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation slides - "Focus on Asian Growth"
Description	The attached presentation slides issued by CapitaLand Limited on the above matter are for information.
Attachments:	CL.annc.slides.1Sep05.pdf Total size = **1373K** (2048K size limit recommended)

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82 - 4507

CapitaLand

Focus on Asian Growth

Olivier LIM, Group Chief Financial Officer
Harold WOO, Senior Vice President Investor Relations



September 2005

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand

82 - 4507

1st Half 2005 Results



CapitaLand

1H 2005 – Strong Performance

- **Record 1st Half 2005 Profit of S$214 million**
- **Sustainable Overseas Contributions**
  - Overseas business contributed 67% to Group EBIT
- **Assets Under Management (AUM) gaining momentum**
  - Grew China retail mall presence – adding 17 new malls to portfolio, total 23 malls (NLA 10m sq ft) worth S$1.24 billion
  - 1st Shari'ah compliant JV with Arcapita, to invest S$500 million in Japan rental apartments
- **Greater strategic focus**
  - Divested PREMAS for gain of S$31 million
  - Raffles Holdings proposed divestment of hotel business for S$1.72 billion, reaping gain of S$605 million for its shareholders

CapitaLand

Delivering on Three-Pronged Strategy

- **'Multi-Local' Strategy Drives Sustainable Overseas Earnings**
  - Record contributions from China & Australia
  - Developing new growth markets
- **Increase Real Estate Financial Services & Fee Income**
  - AUM of S$6.5 billion, targeting to double to S$13 billion
  - Scaleable fund management model, cross border opportunities
- **Active Capital Management Aimed at Creating Value**
  - Improving efficient capital structure & lowering cost of capital
  - Re-deploying capital into higher yielding investments
  - Divestment of non-strategic businesses, eg Raffles' hotel business and PREMAS aimed at shareholders' value creation

Financial Performance – Record Profits

Record Profits PATMI up 79%

(S$ million)	1H 2004	1H 2005	Change
Revenue	1,770.5	2,414.4	36.4%
EBIT	383.4	490.8	28.0%
PBT	251.7	356.1	41.5%
PATMI	119.6	213.6*	↑ 78.6%
Net Debt	5,807.8	5,071.2	Improved
D/E Ratio	0.81	0.64	Improved

* Before gains from Raffles Holdings transaction

Strong Financial Capacity

CapitaLand

Overseas Contributions – 1H 2005

51% of Assets Overseas contributed 67% to Group EBIT

By Geographical Location

Total Assets


Others 1%
China 11%
Asia* 8%
Australia & NZ 19%
Europe 12%
Singapore 49%

* Exclude China & Singapore

Total: S$16.4b

Revenue


Australia & NZ 49%
Others 1%
China 11%
Asia* 4%
Europe 11%
Singapore 24%

Total: S$2,414m

EBIT


Others 1%
China 29%
Australia & NZ 21%
Asia* 7%
Europe 9%
Singapore 33%

Total: S$491m

CapitaLand

Overseas EBIT Growth



Overseas EBIT Growth
(S$ million)
420
(110)
295
74
425
340
111
478
177
725
161
330
2000
2001
2002
2003
2004
1H 05
Singapore
Overseas
Denotes 1H 04 figures

Overseas EBIT grew at CAGR of 113% from 2001-2004

CapitaLand

Key Financial Ratios

	1H 2004	1H 2005	Change
NTA per Share (S$)	2.05	2.13	Improved
Net Debt / Equity	0.81	0.64	Improved
EPS (S cents)	4.7	8.3	Improved
Interest Cover Ratio (ICR)	4.17	5.55	Improved
Interest Service Ratio (ISR)	3.08	8.57	Improved

$$ICR = \frac{EBITDA}{Net\ Interest\ Expense}$$

$$ISR = \frac{Operating\ cashflow}{Net\ Interest\ Paid}$$

Robust Balance Sheet


% of Fixed Rate Debt
42%
43%
68%
65%
74%
76%
2000
2001
2002
2003
2004
1H 05
Finance Costs
S$423m
S$408m
S$284m
S$241m
S$272m
S$269m^
2000
2001
2002
2003
2004
1H 05
Net Debt
S$8.2b
S$6.9b
S$5.7b
S$6.2b
S$5.3b
S$5.1b
2000
2001
2002
2003
2004
1H 05

^ Annualised figure. Finance costs included consolidation of Ascott's Citadines' debts

Improved Financial Profile


Gearing
0.92
0.87
0.72
0.77
0.71
0.64
2000
2001
2002
2003
2004
1H 05
Interest Cover Ratio
0.68
0.89
3.42
3.63
4.83
5.55
2000
2001
2002
2003
2004
1H 05
Interest Service Ratio
2.68
3.31
4.61
5.13
5.27
8.57
2000
2001
2002
2003
2004
1H 05

CapitaLand

Sharpening Focus, Unlocking Value

- Raffles' proposed sale of hotel business
- Creating S$1.7 billion of shareholders' value

Delivered TSR of 24% compounded per annum


Market Capitalisation
(S$ million)
Creating S$1.7bil of shareholders' value
988
2,685
250
374
2,060
Dividends Paid
Capital Reduction
Current Market Capitalisation
Point of Merger (Nov 2000)
Present

CapitaLand

Our Business Model



CapitaLand

82 - 4507

CapitaLand Group Structure


CapitaLand
Real Estate
Hospitality
Financial Services
Residential
Retail
Commercial & Integrated Devt
Hotels
Serviced Residences
Financial
100%
100%
100%
60%*
68%*
100%
CapitaLand Residential
CapitaLand Retail
CapitaLand Commercial
Raffles HOLDINGS
THE ASCOTT
CapitaLand Financial
53%*
39%*
37%*
AUSTRALAND
CapitaMall Trust
CapitaCommercial Trust
*Listed Entities

CapitaLand Group comprises 6 listed entities with owned/managed assets of S$27 billion

CapitaLand

Capturing the Greatest Value Added


Land Purchase
Approvals
Construction
Leasing
Operating
Investment
LOWER VALUE ADDED
GREATEST
VALUE ADDED
R.E.
ASSET
VALUE
ASSET
VALUE
R.E.
ASSET
VALUE
R.E.
ASSET
VALUE
R.E.
ASSET
VALUE

82 - 4507

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Quick Re-cycling of Capital



Land Purchase
Approvals
Construction
Sale
Willing Exits
"Liquid Real Estate"
CMT
CCT
Other Income Funds
Recycle Capital
R.E. ASSET VALUE
R.E. ASSET VALUE
R.E. ASSET VALUE
CASH
Capture area of greatest VALUE CREATION, then: RECYCLE CAPITAL

The Business Model


(1) Origination
(2) Structuring
(3) Underwriting
(4) Distribution
Real Estate Risk Assets
Jellicoe
Waterina
Funan
Raffles City
Capital Tower
George Street
Vehicles/ Structures
CRL
Aragorn
CMT / CRS
Tincel
CCT
Funds/SPVs
CapitaLand
Creating Value & Extracting Value
Capital
Risk & Return
Customers
Buyers & Investors
Residential Properties etc.
Debt
CMBS
Mezz/Sub-Debt
REIT Units
Equity
Direct Assets
Financial R.E. Risk Assets

Capital Efficient Business Model

Asset Manufacturing

CapitaLand

Real Estate	Financial
Site/Project acquisition	Origination
Development/ Enhancement	Structuring
Marketing/Sale	Distribution
Property management	Fund Management
Asset management	Advisory/ Finance
Ownership	

+

Asset Accumulation

CapitaLand - operated funds + REITs

Ownership

↑

Can grow with little CL equity

CapitaLand

Success in Attracting Global Capital

Cumulative Funds raised from 3rd Parties


S$ million
2,400
2,000
1,600
1,200
800
400
0
472
103
369
1,200
218
982
1,561
332
1,229
2,177
370
1807
2002
2003
2004
YTD Jun05
Institutional investors
Retail investors

S$2.2b raised from 3rd parties – 4 funds & 2 REITs

CapitaLand

Going Forward



Accelerating Growth

CapitaLand

Strong Fundamentals Driving Growth

- **Asian Real Estate markets growing strongly**
  - Fastest growing economies in the world
  - Rapid urbanisation
  - Rising affluence and high savings rate
- **Global capital keen to invest in Asian Real Estate**
  - Institutional funds are raising allocation to Asian property funds and REITs
- **Great opportunity to combine CapitaLand's multi-local knowledge and global capital to exploit Asian Real Estate growth.**

CapitaLand – Global Capital's Window to Asia

CapitaLand

Asia – Fastest Growing By Far


GDP Growth of Major Economies (% y-o-y)
GDP Growth (% y-o-y)
EIU Forecast (as at July 2005)
Asia (incl. Australia)
US
World
OECD
EU (25 countries)
Japan
Asia – 80% higher growth rate than the world
8
7
6
5
4
3
2
1
0
-1
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
World
OECD
EU (25 countries)
Asia (incl. Australia)
US
Japan

Source: EIU & CapitaLand Research

CapitaLand

Plugging Into The Growth Trends


Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Future Growth 20+ yrs above average

Window to Asian Growth

CapitaLand

Capital Efficient Model + Shareholder Value Focus

Residential | Retail | Office | Integrated Developments

Economic Activity | Rising Incomes | Urbanisation | Consumerism | Leisure & Entertainment

Asia Rising: Future Growth 20+ yrs above average

China Trends

- **Rapid Urbanisation**
- **Growing Disposable Income**
- **Rising Consumerism**

CapitaLand's thrust for China:

- Develop quality affordable homes in gateway cities
- Build and manage retail malls across the country
- Exploit our capabilities in developing mixed usage and integrated commercial developments (eg, Raffles City)

China Domestic Demand Drives Growth

Net contribution to real GDP growth (%)


14
12
10
8
6
4
2
0
-2
9.5%
9.1%
8.6%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005F
2006F
Private consumption
Govt Expenditure
Investments
Net exports

Source: Goldman Sachs

China Demographics – The Big Shift

	1980	1990	2000E	2030E	Change 2000-2030
Rural					
Population (mil)	796	841	855	560	(295)
% of Total	81%	74%	67%	35%	
Urban					
Population (mil)	191	302	421	1,040	619
% of Total	19%	26%	33%	65%	
Population (mil)	987	1,143	1,276	1,600	324

Source: China Statistics Bureau, Estimates on 2000 & 2030 demography

CapitaLand

Accelerating Income Growth


1300
1100
900
700
500
300
100
Average monthly income per capita in urban cities (RMB)
Average monthly disposal income per capita in urban cities (RMB)
177
306
399
450
507
542
573
636
673
757
821
1004
1120
169
215
291
357
403
430
452
488
523
572
642
706
810
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Sources: CEIC, DB Real Estate

China Outlook

Prospects

- Strong sales in 2004 and 1H 2005 will underpin earnings in 2005
- Slowdown in Shanghai but impact likely to be short term. Underlying demand remains strong
- Less impact on real estate sales in other Chinese cities
- Recent government measures are positive for long term players like CapitaLand. Should stabilise the property market and weed out speculative supply and demand
- Measures benefiting financially stronger developers
- Rapid urbanisation and rising consumer spending benefit also the retail sector

82 - 4507

Growth Strategy – China

- Opportune time to expand into other growth regions
- Continue to source for land plots & other investments
- Grow serviced residences footprint
- Establish highly scaleable fund management and REIT platform



BOHAI REGION
Qingdao
KOREA
Tianjin
Seoul
Tokyo
JAPAN
CHINA
Nanjing
Suzhou
Ningbo
YANGTZE RIVER
DELTA REGION
Shenzhen
Macau
PEARL RIVER
DELTA REGION

Shanghai Housing Market Affordability


Shanghai Prime Residential Price vs Disposable Income Index
Index (1998 = 100)
250
200
150
100
50
0
Disposable Income
House Price
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
1H05
Prime Residential Price Index
Disposable Income Index

CAGR	1995-1H05	1998-1H05	2000-1H05
Prime Residential Price	-1.4%	-0.1%	+7.1%
Disposable Income	+10.6%	+12.4%	+11.0%

Source: CapitaLand Research

CapitaLand

Beijing Housing Market Affordability

Beijing Prime Residential Price vs Disposable Income Index


250
200
150
100
50
0
Index (1998 = 100)
Disposable Income
House Price
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
1H05
Prime Residential Price Index
Per Capita Disposable Income Index

CAGR	1995-1H05	1998-1H05	2000-1H05
Prime Residential Price	-3.7%	-4.9%	+2.2%
Disposable Income	+12.4%	+12.2%	+12.9%

Source: CapitaLand Research

Guangzhou Housing Market Affordability

Guangzhou Prime Residential Price Index vs. Disposable Income Index


Disposable Income
House Price
Index (1998 = 100)
200
180
160
140
120
100
80
60
40
20
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
1H05
Prime Residential Price Index
Disposable Income Index

CAGR	1995-1H05	1998-1H05	2000-1H05
Prime Residential Price	-2.4%	-2.7%	-0.1%
Disposable Income	+8.2%	+8.7%	+7.5%

Source: Guangzhou Statistical Yearbook, DTZ & CapitaLand Research

China Residential – New Launches

Project	Description
Oasis Riviera (Ph 3), Shanghai	New blocks of high rise apartments
Baoshan District, Shanghai	720 suburban apartment homes
Minhang District, Shanghai	460 suburban townhouses & apartments
La Forêt, Beijing	Zone B – High rise apartments
Chaoyang District, Beijing	230 villa units
Tianhe District, Guangzhou	400 high rise CBD apartments
Jiangbei District, Ningbo	Mixed developt with 1,300 housing units

Oasis Riviera



Tianhe site, Guangzhou



CapitaLand

China Retail Growth

- **Shopping Malls Anchored by Wal-Mart Across China**
  - Acquired 21 Wal-Mart anchored malls across China (valued at S$883 million). Negotiating to buy Wal-Mart Asia HQ Project in Shenzhen (GFA 138,000 sqm) and 17 other identified malls (GFA 700,000 sqm)
  - First right to participate in 70% of future Wal-Mart retail malls up to 2010
- **Others**
  - Also investing in pipeline of retail malls anchored by Beijing Hualian Group (2 firm with option for 6 more)


华联
Wal-Mart Chongqing

CapitaLand

CapitaLand's Presence in China



Currently, we have 11% of our assets (S$1.8b) in China
CHINA
1 14 5
18
19
25
12
2
20 21 17 16
9 3
15
4 13
26
24
22
23 8 6
7 10
11
Hotels
Serviced Residences
Residential
Commercial
Retail
Financial Services
Beijing (1)
Chengdu (2)
Chongqing (3)
Changsha (4)
Dalian (5)
Dongguan (6)
Foshan (7)
Guangzhou (8)
Huiyang (9)
Hong Kong (10)
Maoming (11)
Mianyang (12)
Nanchang (13)
Nanhai (14)
Ningbo (15)
Shanghai (16)
Suzhou (17)
Tianjin (18)
Weifang (19)
Wuhan (20)
Wuhu (21)
Xiamen (22)
Zhanjiang (23)
Zhangzhou (24)
Zhengzhou (25)
Zibo (26)

CapitaLand

Singapore Rising

- Growth in Singapore economy picked up in 2Q 2005.
- GDP expanded by 5.2% yoy and 18.0% sequentially in the second quarter.
- 1H05 economy grew by 4.0% yoy, after 2004 full year increase of 8.4%.
- Official forecast of 2005 full year GDP growth at 3.5%-4.5% on the improved outlook, despite high oil prices.
- Economic growth pace projected at 5% p.a. between 2006 to 2010.

CapitaLand

Singapore Transformation Underway

- **Holistic approach being taken to create vibrant City**
  - Target areas: Travel, leisure, shopping, convention & MICE focus
  - Centre for finance, education, R&D, health, wealth & asset management
  - Low tax rates: 20% flat corporate rate, 20% top personal rate
- **Decision to proceed with 2 Integrated Resorts with Casinos**
  - 18 months ago unthinkable to consider even one casino
- **Award of Business & Financial Centre Site**
  - 9 bids evidence of strong turnaround in sentiment
  - "White site" will allow integrated office, residential and retail
- **"Marina Bay" development plans announced**
  - Marina Bay barrage, creating large freshwater body for activities
  - Marina Bayfront promenade with 3 world class integrated gardens
- **High end properties are starting to react**
  - Broader market expected to be spurred. Recent property measures positive.

Singapore Residential – Recovery in Place

Prospects

- Government policy changes have lifted market sentiment – a potential price catalyst
- New CPF housing grants introduced by government to help low-income families purchase new & resale HDB flats will boost demand
- High end segment already seeing positive stimulus, witnessing strong foreign demand
- Affordability remains favourable with rising income and low interest rates environment

CapitaLand

Singapore Residential

- **Replenishing land parcels**
- **New Launches**
  - RiverGate Phase 2
  - RiverEdge, a 135-unit riverfront condominium development


RiverGate


Tanglin
Residences

CapitaLand

Singapore Commercial – Vibrancy Injected

Prospects

- Strong bids for Business and Financial Centre have raised sentiment
- Plans for vibrant global city unveiled for New Downtown at Marina Bay - which includes waterfront integrated resort
- Limited supply of prime office space will drive rental rates higher



Six Battery Road | Golden Shoe | Market Street | Bugis Village | Starhub Centre

Singapore Commercial

- CapitaCommercial Trust moving towards medium-term target of S$4-5 billion asset base
  - Actively evaluating acquisition opportunities
  - Asset enhancement at Market Street & Golden Shoe Car Parks will raise yields
  - Cost of capital is competitive



82 - 4507

Singapore Retail

- **CapitaMall Trust on track to double asset base to S$5 billion in 3 years**
  - Continue to acquire quality retail malls
  - Proposed purchases of Parco Bugis Junction and Jurong Entertainment Centre offer yield accretion
  - CMT portfolio offers asset enhancement potential
- **Repositioning Clarke Quay & Liang Court SC**
  - Introducing 24-hour retail cum entertainment concepts to Clarke Quay and surrounding areas


IMM
Junction 8
Funan DigitaLife Mall
Tampines Mall
IMM
Plaza Singapura

CapitaLand

Singapore Integrated Developments

- **Integrated Resorts**
  - Leverage on Group's development, hospitality and asset management expertise
  - Submitting RFPs
    * Kerzner International for Sentosa site
    * MGM Mirage for Marina Bayfront site


The Atlantis
The Bellagio

CapitaLand

Singapore – REIT Hub

- **Authorities' pro-market stance will propel REIT growth**
  - Most competitive regulatory framework in Asia
  - More REIT listings expected, deepening Singapore REIT market
- **REITs increasingly accepted as a mainstream investment alternative**
- **As a pioneer in REITs, CapitaLand will leverage its track record, favourable market conditions to grow existing REITs and/or launch new REITs**


Capital Tower
HSBC Building
AIG Tower
Raffles City Shanghai

CapitaLand

Australia

Prospects

- **Healthy fundamentals**
  - Falling residential vacancies and rising rental rates seen in Sydney and Melbourne
  - Buyers are expected to return to markets if trend continues
- **Buyer interest remains high in Western Australia**
- **Lifting of vendor tax in New South Wales positive for market**

Australia – Business Thrust

Australand Property Group – Balancing the earnings complexion

- On track to achieve greater than 50% recurrent earnings by 2007
- Proposed acquisition of Australand Wholesale Property Trust No. 4 & 5 adds S$467 million to total investment portfolio to reach S$1.4 billion
- Residential development business will focus on Land & Housing (L&H) market
- Apartment business capital allocation reduced, operationally merged with L&H for cost savings


Freshwater Place, Melbourne

CapitaLand

Other Growth Markets – Thailand

Residential Development

- Athenee Residence, Bangkok (86% sold)
- Launching 2 more projects (1 condo & 1 integrated township)

Business Strategy

- Leverage on TCC's landbank, local knowledge and contacts
- Concentrate on trading properties within Bangkok
- Invest in office and retail sectors if opportunities arise
- Exploring other growth cities


Athenee Residence,
Bangkok

Other Growth Markets – Malaysia

Residential Development

- Sold 90% of Suasana Sentral Phase 2
- Further launches from UML's 3 on-going township developments
- Expand product offerings in Klang Valley



Suasana Sentral Ph.2, KL

Financial Services

- Offering project management and marketing services, eg Marc Residences, Kiaraville & Hampshire Residences

Financial Services

- Pursuing more management contracts, eg, Seri Bukit Ceylon in Kuala Lumpur

Other Growth Markets – Japan

Financial Services & Fund Management

Private Property Funds

- Final closing of S$680 million for CapitaRetail Japan Fund
  - Acquired 2nd mall, Izumiya Hirakata in Osaka, for S$120 million
- 1st Shari'ah compliant property JV with Arcapita to invest S$500 million in Japanese rental apartments

La Park Mizue



Other Growth Markets

Residential Development

India / Vietnam

- Vietnam: Evaluating potential investments
- India: Exploring investment opportunities



Serviced Residence

Middle East, North Asia & Europe

- Pursuing more management contracts in the Gulf region, Korea, Japan and Europe

CapitaLand

Growth Strategy – Financial Services

- **Real Estate Investment Trust (REIT)**
  - Preparing to launch overseas REITs
- **Fund Management**
  - Launching property funds in China
  - Acquire more malls and rental apartments in Japan
- **Financial Advisory & Structuring**
  - Continues as strategic advisor to LINK REIT management
  - Achieved S$5.4 billion of transaction values (target S$6 billion), principally in Singapore, Malaysia & China.


La Park Mizue
Rivervale Mall

CapitaLand

Scaling AUM Business


S$ billion
7
6
5
4
3
2
1
0
2.12
3.07
6.13
6.53
2002
2003
2004
YTD Jun05
Eureka Office Fund
China Residential
CapitaMezzo
CMT
CCT
CapitaRetail S'pore
Japan Retail

CapitaLand

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Evolving Asian Real Estate Capital Markets

Increasing number of countries adopting REIT structure

China
- United trust structure currently prevents REITs
- Potential for China assets to be held in foreign listed REITs

South Korea
- Small CR-REIT market
- No KR-REIT market at present

Thailand
- Property Fund guidelines in place

Japan
- Developed REIT marekt, demonstrating continued growth
- 17 REITs with market cap of over US$20 billion

India
- Finalising framework for Real Estate Mutual Funds



Taiwan
- REIT Code issued in July 2003
- First REIT listed in Feb 2005, with market capitalisation of circa US$ 186 million

Malaysia
- Market currently lagging – 3 listed REITs with market cap of circa US$70 million
- Recent positive regulatory changes look set to stimulate growth

Hong Kong
- Regulatory framework established in 2003, however no REITs listed to date
- Revised Code on REITs issued in June 2005
    - Relaxation of geographical restrictions
    - Increased gearing limits
    - Capacity for special product features

Singapore
- 5 listed REITs with market cap of over US$5 billion
- Favourable recent Singapore Government policy changes have continued to stimulate REIT performance
- MAS currently seeking public consultation on changes to REIT framework

Indonesia
- Considering setting up REITs

Philippines
- No REIT legislation currently in place but regulators reviewing

Source: MACQUARIE

CapitaLand

Asian REITs Expected to Grow Strongly

- **REIT structures in place in Japan, Singapore, South Korea, Malaysia, Taiwan, Thailand and Hong Kong.**
- **Japan & Singapore REITs now worth over US$28 billion after less than 5 years**
- **Capital inflows to REITs will continue**
  - REITs have provided stellar returns globally
  - REITs increasingly accepted as a mainstream investment alternative – more portfolios will have some allocation to REITs
  - Retiring baby boomers adding to demand
- **Asia REIT market could quadruple to US$160 billion**

Source: UBS

Factors Powering Growth & TSR

CapitaLand


Strong Financial Capacity
& Capital Efficient Model
Financial Services
REITS & Private Fund Management
Strong Domain & Market Knowledge
Complete Real Estate Value Chain
Asia's Rapid Growth
Driving Incomes & Real Estate Demand
Residential
Commercial
Retail
Integrated
Hospitality
Investor
Developer
Operator
Manager
Financial
Advisor

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Capital Allocation & Scope for Growth



12%
11%
49%
8%
19%

CapitaLand

Thank You



Questions?

CapitaLand

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-Sep-2005 17:53:36
Announcement No.	00071

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Establishment of Indirect Wholly Owned Subsidiary"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott-Incorp-SFG.pdf Total size = **11K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY OWNED SUBSIDIARY

The Board of Directors of the Company wishes to announce the establishment of the following indirect wholly owned subsidiary incorporated in Singapore :-

Name	:	Somerset FG Pte. Ltd.
Principal Activities	:	Investment holding and operation of serviced residence
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1.00 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1.00

By Order of the Board

Keong Wen Hui
Asst. Company Secretary
6 September 2005

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

REDEMPTION AT THE OPTION OF CAPITALAND LIMITED OF ITS S$380,000,000 $^{5}/_{8}$ PER CENT. CONVERTIBLE BONDS DUE 2007

CapitaLand Limited ("**CapitaLand**") refers to the S$380,000,000 $^{5}/_{8}$ per cent. Convertible Bonds due 2007 (the "**Bonds**") issued by CapitaLand on 3 May 2002. Unless otherwise defined, capitalized terms used in this announcement shall have the same meaning as defined in the terms and conditions of the Bonds (the "Terms and Conditions").

The Terms and Conditions of the Bonds provide for redemption of the Bonds at the option of the Issuer (being CapitaLand) if certain prerequisites are met.

Pursuant to Condition 8.2.1 of the Terms and Conditions, in the event that the closing price of the Shares for each of 30 consecutive Trading Days, the last day of which period occurs no more than 20 Trading Days prior to the date upon which notice of such redemption is given pursuant to Condition 16 of the Terms and Conditions, was at least 130 per cent. of the Conversion Price in effect on such Trading Day, CapitaLand has the option to redeem the Bonds in whole or in part.

The prerequisites for redemption by CapitaLand as set out under Condition 8.2.1 of the Terms and Conditions have been met and the Issuer has decided to exercise its option to redeem the whole of the outstanding Bonds on 26 October 2005.

A summary of the details of this redemption in whole is set out below.

Where:

Conversion Price	= S$1.9970 per Share (As per Adjusted Conversion Price effective as of 15 May 2004)
130 per cent. of Conversion Price	= S$2.5961 per Share
30 Trading Day period during which Closing Price was at least 130 per cent. of Conversion Price	= 22 July 2005 to 2 September 2005
Closing Price of the Shares as at 2 September 2005 (as quoted on the Singapore Stock Exchange)	= S$2.950
Aggregate principal amount of Bonds outstanding as at 7 September 2005	= S$43,250,000
Redemption Date	= 26 October 2005

Pursuant to Condition 5.1(b) of the Terms and Conditions, the Bonds will be redeemed at principal plus interest accrued at $^{5}/_{8}$ per cent. up to but excluding the Redemption Date.

Where:

Denomination of each Bond	= S$250,000
Accrued Interest per Bond from 3 May 2005 and up to but excluding Redemption Date	= 176/365 x 0.625% x S$250,000 = S$753.42
Redemption Price per Bond (Principal + Accrued Interest)	= S$250,000 + S$753.42 = S$250,753.42

The redemption in whole will therefore be effected on 26 October 2005 (the "Redemption Date") with a Redemption Price of S$250,753.42 per Bond.

Payment will be made by transfer to the registered account of the bondholder or by Singapore dollar cheque drawn on a bank in Singapore mailed to the registered address of the bondholder, if the bondholder does not have a registered account. Where payment is to be made by transfer to a registered account, payment instructions (for value on the same date as the Redemption Date (the "**Actual Payment Date**")) will be initiated on the Actual Payment Date. Where payment is to be made by cheque, the cheque will be mailed on the Actual Payment Date.

Bondholders shall not be entitled to any interest or other payment for any delay in receiving the Redemption Payment.

By Order of the Board

Rose Kong
Company Secretary
7 September 2005

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Sep-2005 18:34:57
Announcement No.	00073

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited – "Results of the Extraordinary General Meeting on 8 September 2005"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RH-SGXnet_EGM_Results_080905.pdf Total size = **28K** (2048K size limit recommended)

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Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

Results of the Extraordinary General Meeting on 8 September 2005

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce that at the Extraordinary General Meeting ("EGM") of the Company held on 8 September 2005, the Ordinary Resolution as set out in the Notice of EGM dated 19 August 2005, and put to the meeting, was duly passed.

Pursuant to the Company's announcement dated 18 July 2005 in respect of the proposed transaction to divest the Company's hotel business ("Proposed Transaction"), the Company had announced that it will be proposing for shareholders of the Company to receive a special dividend of S$0.40 for each issued ordinary share held.

The payment of the proposed special dividend is conditional upon the completion of the Proposed Transaction and the auditors' verification of the divestment gain.

Upon satisfaction of the above conditions, the Company will be making an announcement on the Book Closure Date (BCD) to determine shareholders' entitlement to the Company's proposed special dividend. Currently the Company is targeting that completion of the process and payment of the special dividend will be by the fourth quarter of 2005.

The Company will announce further details on the BCD and payment date of the special dividend in due course.

By Order of the Board

Emily Chin
Company Secretary
8 September 2005

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	09-Sep-2005 17:18:53
Announcement No.	00046

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Ascott Voted Top by Business Traveller Majority Readers for Two Years Running"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	AscottVotedTopbyBusinessTravellerMajorityReadersforTwoYearsRunning.pdf Total size = **341K** (2048K size limit recommended)

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September 9, 2005
For Immediate Release

Contact:
Celina Low (65) 9682 5458
Jacqueline Wong (65) 6586 7234

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

NEWS RELEASE

Ascott Voted Top by Business Traveller Majority Readers for Two Years Running

International recognition for Singapore homegrown brand names and endorsement of Ascott's 'Heartware'- service from the heart

Singapore September 9, 2005 - Leading international serviced residence company, The Ascott Group has been voted as the best service residence operator in a readers' poll by Business Traveller magazine for two years running. Ascott has bagged two top awards in the service residence category; the 2005 *Best Serviced Residence Brand* and *Best Serviced Residence* in Asia Pacific.

Mr Yip Hoong Mun, Chief Product and Operations Officer of Ascott received the awards at the Business Traveller Asia Pacific Travel Awards event in Hong Kong today. Mr Tung Chee Hwa, Vice Chairman of the Chinese People's Political Consultative Conference and past patron of the Save the Children Hong Kong, was guest of honour at the annual *Business Traveller* Asia-Pacific awards luncheon at the grand ballroom of Conrad Hotel Hong Kong. Over 400 of the travel industry's movers and shakers attended the event.

Ascott along with other home-grown brand names, Singapore Airlines, Singapore Changi Airport and Shangri-La Singapore are perennial favourites. For two years running since the serviced apartment category was launched, Ascott has been winning the *Best Serviced Residence Brand* for its The Ascott and Somerset brands, as well as the *Best Serviced Residence* award for its 153-unit The Ascott Singapore residence located in the city's prime shopping belt, Orchard Road.

Singapore swept the top spots for the fifth straight year, garnering *Best Business City in the World,* while Singapore Changi Airport won *Best Airport in the World* and *Best Airport Duty-Free in the World* and the Shangri-La Singapore, the *Best Business Hotel in the World.* Singapore Airlines dominated the airline categories, garnering *Best Airline* and *Best Asia-Pacific Airline* as well as the best in *Economy Class, Business Class and First Class.*

"These awards not only attest to the strong brand reputation that Ascott has built over the years, they are strong indication of international recognition and endorsements for Singapore's home-grown brand names. We hope that

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

Ascott's winning of the tops awards for two consecutive years, will prove to be a strong indication that more Singapore brand names will raise and take their place on the world stage alongside home-grown companies like SIA and Creative Technology," said Mr Yip.

Mr Cameron Ong, Chief Executive Officer of Ascott added; "The awards would not have been possible without the passion and pride of Ascott's frontline service staff and backend employees in their work. Ascott's emphasis on delivering service from the heart through our 'Heartware' campaign has paid off once again. Ascott's winning of two top awards by overwhelming majority votes and for two years running, attest to the consistent, high international standards that our residents receive at every one of the Ascott properties."

Mr Ong added; "Given the recent media attention on service culture and standards in Singapore, we hope that these awards that Ascott and Singapore have received will help to instill confidence among Singaporeans, particularly those in the service industry that there is service DNA in Singapore, and that we should continue to take pride in our profession, help enrich Singapore's service culture, and place Singapore on the world map of service excellence, not only within Singapore, but wherever our footprint is."

Organised by the monthly Business Traveller magazine, the awards are based on votes by corporate executives in an international reader's poll. There are 46 categories including best hotel, airline, airport and favourite business city categories. This is the second consecutive year that awards are given for the serviced residence categories.

"The past year was not without some interesting challenges," remarked Business Traveller Asia-Pacific Publisher Peggy Teo. "But it's tough times that inspire creative sparks and determination to exceed expectations.

"The winners as well as the runners up have impressed our readers with their impeccable commitment to the highest standards of service. They all deserve to take centre stage."

Business Traveller also confirmed that Ascott is the only serviced apartment company to have won with overwhelming majority votes.

The Ascott Group is a leading international serviced residence company with 15,000 serviced residence units in the key cities of Europe, Asia Pacific and the Gulf region. Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

The group's flagship The Ascott luxury-tier brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The Citadines brand provides corporate executives with vibrant urban lifestyle residences.

Recent awards that the group has clinched include First Position in the 2005 'China's Top 100 Serviced Residences' ranking for its eight properties in China; 2005 Vietnam Economic Times' 'Best Service in Serviced Apartments' awards in Hanoi and Ho Chi

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Minh City; and 2005 Thailand Apartment Living's 'Most Innovative Serviced Residence' award for The Ascott Sathorn in Bangkok. In April 2005, The Ascott in Malaysia was ranked among the top four best employers in Malaysia. The ranking was compiled by Hewitt & Associates, a global human resource services firm, in their Best Employer in Asia 2005 study.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : September 9, 2005

For more information, please contact:

Celina Low, VP, Corporate Communications

Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Jacqueline Wong, Assistant Manager, Corporate Communications
Tel: (65) 6586 7234 Email: jacqueline.wong@the-ascott.com

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 15,000 serviced residence units in the key cities of Europe, Asia Pacific and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia/NZ; and Dubai in the Gulf region.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship The Ascott luxury-tier brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The Citadines brand provides corporate executives with vibrant urban lifestyle residences.

Recent awards the group has clinched include First Position in the 2005 'China's Top 100 Serviced Residences' ranking for its eight properties in China; 2005 Vietnam Economic Times' 'Best Service in Serviced Apartments' awards in Hanoi and Ho Chi Minh City; and 2005 Thailand Apartment Living's 'Most Innovative Serviced Residence' award for The Ascott Sathorn in Bangkok. The Ascott in Malaysia was ranked among the top four best employers in Malaysia. The ranking was compiled by Hewitt & Associates, a global human resource services firm, in their Best Employer in Asia 2005 study.

The group has also won the 2005 and 2004 Business Traveller 'Best Serviced Residence Brand' and 'Best Serviced Residence property' in Asia Pacific awards; and 'Best Annual Report' and 'Best Operating & Financial Review' awards at the 2004 Singapore Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. Its property and hospitality portfolio spans 90 cities in 28 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

For more information on Ascott property listings, please visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

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CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CAPFIN MR1 SDN BHD - COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect subsidiary, CapFin MR1 Sdn Bhd ("CapFin"), a company incorporated in Malaysia, has been placed under members' voluntary liquidation.

The voluntary liquidation of CapFin does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2005.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
14 September 2005

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Sep-2005 12:37:59
Announcement No.	00023

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements and Press Release by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "(1) Extraordinary General Meeting of Unitholders of CapitaMall Trust and Proposed Equity Fund Raising Exercise; (2) Notice of Extraordinary General Meeting; (3) Notice of Preferential Offering Books Closure Date; (4) Asset Valuation; and (5) CMT to Raise Over S$400 Million for Parco Bugis Junction".
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued announcements and press release on the above matters, as attached for information.
Attachments:	CMT-EFR_Annc_Final.pdf CMT-Notice_of_EGM_Final.pdf CMT-Notice_of_Preferential_BCD_final.pdf CMT-Valuations_Annc_Final.pdf CMT-Press_Release_Final.pdf Total size = **659K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

EXTRAORDINARY GENERAL MEETING OF UNITHOLDERS OF CAPITAMALL TRUST AND PROPOSED EQUITY FUND RAISING EXERCISE

1. On 22 July 2005, it was announced that HSBC Institutional Trust Services (Singapore) Limited, as trustee of CapitaMall Trust ("**CMT**"), had entered into a conditional sale and purchase agreement (the "**Parco Agreement**") with BCH Retail Investment Pte Ltd ("**BCHRI**") in respect of the proposed acquisition (the "**Parco Acquisition**") by CMT of Parco Bugis Junction, the retail component within the integrated mixed development of Bugis Junction located at 200 Victoria Street, Singapore 188021, as well as the plant and equipment located at Parco Bugis Junction and certain fixed assets.

2. Further to the above, the Board of Directors of CapitaMall Trust Management Limited, as manager of CMT (the "**Manager**"), is pleased to announce that the Manager has today issued a circular (the "**Unitholders' Circular**") to holders of units in CMT ("**Unitholders**") setting out, among other things, details of, and other relevant information pertaining to, the Parco Acquisition and the Manager's financing plans in that regard, together with the notice of an Extraordinary General Meeting of the Unitholders ("**EGM**").

   The Unitholders' Circular will be dispatched to Unitholders today and the EGM will be held on 6 October 2005 at 3.00 p.m. at 168 Robinson Road, Capital Tower, Level 9, STI Auditorium, Singapore 068912.

   The completion of the Parco Acquisition is subject to a number of conditions being met, among them, the approval of Unitholders and the approval of the shareholders of Keppel Land Limited ("**Keppel Land**") for the sale of Parco Bugis Junction by BCHRI to CMT (BCHRI is an associated company of Keppel Land)[1].

---

1 The approval of the shareholders of Keppel Land for the sale of Parco Bugis Junction is required by the provisions of the listing manual (the "**Listing Manual**") of Singapore Exchange Securities Trading Limited (the "**SGX-ST**") as the sale constitutes an interested person transaction. A circular dated 12 September 2005 was issued to the shareholders of Keppel Land. The extraordinary general meeting of Keppel Land for the purpose of obtaining the approval of its shareholders for the sale of Parco Bugis Junction to CMT is scheduled to be held at 10.30 a.m. on 6 October 2005. The EGM is scheduled later on the same day at 3.00 p.m. In the event that Keppel Land fails to obtain the approval of its shareholders for the sale of Parco Bugis Junction to CMT, CMT will not be able to proceed with the Parco Acquisition and the Equity Fund Raising.

Concurrently with the signing of the Parco Agreement, CapitaLand Limited ("**CapitaLand**") has, through its indirect wholly owned subsidiary, CapitaLand Retail (SI) Investments Pte. Ltd. ("**SI**"), entered into a conditional share purchase agreement (the "**Share Purchase Agreement**") with Bugis City Holding Pte Ltd ("**BCH**") for the purchase of 80.0% of the issued and paid-up share capital of BCHRI (the "**BCHRI Shares**"). The Share Purchase Agreement is conditional upon approval of the shareholders of Keppel Land for the sale of the BCJRI Shares and SI will only proceed to complete the Share Purchase Agreement in the event that Unitholders' approval for the Parco Acquisition is not obtained. If the Share Purchase Agreement is completed, CapitaLand will, together with its current holding of 20.0% of the issued and paid-up share capital of BCHRI, own 100.0% of the issued and paid up share capital of BCHRI.

3. Unitholders' approval will be sought at the EGM for the following proposals, details of which are set out in the Unitholders' Circular:

   (i) the Parco Acquisition, being an "interested person transaction" (as defined in the Listing Manual) as well as an "interested party transaction" (as defined in the Property Funds Guidelines in Appendix 2 of the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore);

   (ii) the issue of new units in CMT ("**New Units**") so as to raise (a) gross proceeds arising from the issue of up to 172,700,000 New Units or (b) S$406.0 million in gross proceeds, whichever is higher, for offer and placement to existing Unitholders and new investors (the "**Equity Fund Raising**") in order to:

      (a) part finance the Parco Acquisition;

      (b) part refinance the bridge loans taken to finance the acquisitions of Hougang Plaza Units and Sembawang Shopping Centre (each as defined in the Unitholders' Circular) (the "**HP and SSC Loans**"); and

      (c) part refinance the bridge loan taken to finance the payment of a deposit of 10.0% of the purchase consideration for the acquisition (the "**JEC Acquisition**") of Jurong Entertainment Centre (as defined in the Unitholders' Circular) and part finance the balance of the purchase consideration for the JEC Acquisition,

   (collectively, Hougang Plaza Units, Sembawang Shopping Centre and Jurong Entertainment Centre, are referred to as the "**New Properties**"),

   with the balance of the proceeds to be utilised for CMT's working capital purposes; and

(iii) the proposed supplement to the trust deed constituting CMT (as amended) for the purpose of facilitating the use of special purpose vehicles by CMT to hold investments.

However, CMT will not proceed with the Equity Fund Raising in the event that Unitholders' approval for the Parco Acquisition is not obtained. As such, the Equity Fund Raising is subject to and conditional upon Unitholders' approval of the Parco Acquisition.

4. The proposed Equity Fund Raising is expected to commence no later than end October 2005 and will comprise:

(i) a preferential offering of up to 73.9 million[2] New Units to Relevant Singapore Registered Unitholders[3] on a non-renounceable basis of one New Unit for every 10 existing Units held on 14 October 2005 at 5.00 p.m. being the date on which the Transfer Books and Register of Unitholders will be closed, to determine the provisional allocations of Relevant Singapore Registered Unitholders under the Preferential Offering (the "**Preferential Offering Books Closure Date**") (fractions of a Unit to be disregarded) and subject to the rounding mechanism as described in the Unitholders' Circular (the "**Preferential Offering**"); and

(ii) an offering of New Units by way of:

(a) an offering to the public in Singapore through the automated teller machines of DBS Bank Ltd (including POSB) on a "first-come, first-served" basis (the "**ATM Offering**"); and

(b) a placement to retail and institutional investors (the "**Private Placement**").

DBS Bank Ltd and UBS AG, acting through its business group, UBS Investment Bank (together, the "**Joint Lead Managers and Underwriters**"), have been appointed as the joint lead managers and underwriters for the Preferential Offering and the Private Placement. DBS Bank Ltd has been appointed as the lead manager and underwriter for the ATM Offering.

The issue price of New Units under the Preferential Offering (the "**Preferential Offering Issue Price**") and the issue price of New Units under the ATM Offering and the Private Placement (the "**ATM and Placement Issue Price**") are to be determined by the Manager and the Joint Lead Managers and Underwriters closer to the date of commencement of the Equity Fund Raising. The Preferential Offering will be issued at a discount of up to 1.0% from the ATM and Placement Issue Price.

---

2 This figure does not take into account the additional New Units which will, where necessary, be allocated to Relevant Singapore Registered Unitholders (as defined below) to enable them to obtain, after acceptance of their provisional allocations of New Units under the Preferential Offering, aggregate unitholdings in integral multiples of 1,000 Units.

3 Unitholders at the Preferential Offering Books Closure Date (as defined in this paragraph 4(i)) other than (a) those whose registered addresses with The Central Depository (Pte) Limited ("**CDP**") are outside Singapore, and who have not, at least 5 market days prior to the Preferential Offering Books Closure Date, provided CDP with addresses in Singapore for service of notices and documents and (b) CapitaLand and its subsidiaries (including the Manager).

The actual number of New Units to be issued under the Equity Fund Raising will depend on the Preferential Offering Issue Price and the ATM and Placement Issue Price. The actual proportion of New Units to be issued under each of the ATM Offering and the Private Placement will be determined between the Manager and the Joint Lead Managers and Underwriters at a later date closer to the date of commencement of the Equity Fund Raising.

5. The Preferential Offering will not be made to CapitaLand and its subsidiaries (including the Manager). This is because CapitaLand has indicated that, *inter alia*, CapitaLand Investments Pte Ltd ("**CIPL**"), Pyramex Investments Pte Ltd ("**PIPL**"), Premier Healthcare Services International Pte Ltd ("**PHSIPL**") and E-Pavilion Pte Ltd ("**EPPL**"), being subsidiaries of CapitaLand which hold Units as at 2 September 2005 (being the latest practicable date prior to the printing of the Unitholders' Circular), do not intend to subscribe for Units under the Preferential Offering. Similarly, the Manager, which is also a subsidiary of CapitaLand, has also indicated that it does not intend to subscribe for Units under the Preferential Offering.

Before the divestment of Plaza Singapura by Plaza Singapura (Private) Limited ("**PSPL**", a wholly owned subsidiary of CapitaLand) to CMT (the "**PS Acquisition**"), CapitaLand, through its subsidiaries, held an aggregate interest of approximately 32.3% of the total number of Units in issue (as at 9 July 2004). After the completion of the equity raising exercise and issuance of consideration units by CMT to PSPL to partly finance the PS Acquisition, the aggregate interest of the CapitaLand Group increased to approximately 39.1% of the total number of Units in issue. And as the Latest Practicable Date, CapitaLand holds approximately 38.7% of the total number of Units in issue. On the basis that the CapitaLand Group does not subscribe for any of the New Units under the Preferential Offering, the unitholding of the CapitaLand Group is expected to reduce to approximately 33.9% of the total number of Units in issue immediately after the completion of the Equity Fund Raising (the actual interest depends on the actual number of Units issued pursuant to the Equity Fund Raising). This figure is closer to CapitaLand's original interest in CMT immediately prior to the PS Acquisition. This will also help to increase the free float of the Units and thereby improve the trading liquidity of the Units.

6. In conjunction with the proposed Equity Fund Raising, the Manager intends to declare, in lieu of the original scheduled distribution of CMT's distributable income for the period from 1 July 2005 to 30 September 2005, a cumulative distribution of CMT's distributable income for the period from 1 July 2005 to the day immediately prior to the date on which New Units are issued under the Equity Fund Raising (the "**Cumulative Distribution**"). The next distribution following the Cumulative Distribution will comprise CMT's distributable income for the period from the day the New Units are issued pursuant to the Equity Fund Raising to 31 December 2005. Quarterly distributions will resume thereafter.

7. The Manager has sought and obtained a waiver from Rule 812(1) of the Listing Manual so that restricted placees listed thereunder (such as the directors of the Manager, their immediate family[4] and substantial Unitholders) that are Relevant Singapore Registered Unitholders can participate in the Preferential Offering. The said waiver also allows the directors of the Manager and their immediate family to apply for New Units under the ATM Offering.

4 Th... children, adopted children, step children, siblings and parents of the Directors.

The Manager has also obtained a general waiver from the SGX-ST from the requirement under Rule 812(1) of the Listing Manual to seek Unitholders' approval for the issue of New Units to each of The Capital Group Companies, Inc. and the Fairprice Group[5] (both of which are substantial Unitholders). The New Units proposed to be placed to each of The Capital Group Companies, Inc. and the Fairprice Group will be no more than what would be required to maintain their respective proportionate unitholdings in percentage terms at their pre-placement level. This waiver was obtained on the basis that substantial Unitholders should not be treated differently from any other Unitholder and should be given the same opportunities to apply for such number of Units under an equity fund raising exercise as are required to maintain their pre-placement percentage unitholdings in CMT.

(The foregoing waivers in this paragraph to be collectively known as the "**Waivers**".)

8. Further details of the matters for which Unitholders' approvals are sought (including the financial effects of the Parco Acquisition) are set out in the Unitholders' Circular. An electronic copy of the Unitholders' Circular is available on CMT's website at http://www.capitamall.com.sg from 9.00 a.m. on 16 September 2005.

9. Approval in-principle has been obtained from the SGX-ST for the Equity Fund Raising and for the listing and quotation of the New Units to be issued for the purpose of the Equity Fund Raising on the Main Board of the SGX-ST. The SGX-ST's in-principle approval is not an indication of the merits of the Equity Fund Raising, the New Units, the Waivers or CMT.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary

Singapore
16 September 2005

Important Notice

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in CMT ("Units"). This Announcement is qualified in its entirety by, and should be read in conjunction with, the full text of the Unitholders' Circular. Terms not defined in this Announcement adopt the meanings in the Unitholders' Circular.

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5 The interest of NTUC Fairprice Co-operative Limited ("**Fairprice**") in the Units comprises a direct interest in 71,070,000 Units and a deemed interest in 25,330,000 Units held by a wholly owned subsidiary, Alphaplus Investments Pte. Ltd. ("**AIPL**" and together with Fairprice, shall be known as the "**Fairprice Group**"). The approvals obtained by the Manager comprise the proposed placement of New Units to each of Fairprice and AIPL.

An offer information statement and a wrap-around document (together, the "Circular") in relation to the offer of New Units will be made available when the offer is made, subsequent to approval by the Unitholders for the acquisition of the Parco Acquisition and the Equity Fund Raising. The Circular is expected to be available and a copy may be obtained on request, subject to availability, from such underwriters as may be appointed for the Equity Fund Raising. A potential investor should read the Circular before deciding whether to subscribe for or purchase the New Units.

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CMT is not necessarily indicative of the future performance of CMT.

The New Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act).

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of CapitaMall Trust ("**CMT**") will be held at 168 Robinson Road, Capital Tower, Level 9, STI Auditorium, Singapore 068912 on 6 October 2005 at 3.00 p.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions:

ORDINARY RESOLUTION

1. ACQUISITION OF THE TARGET PROPERTY

That:

(a) approval be and is hereby given for the acquisition of Parco Bugis Junction, the retail component within the integrated mixed development of Bugis Junction located at 200 Victoria Street, Singapore 188021, as well as the plant and equipment located at the property and certain fixed assets (together, the "**Target Property**"), by CMT from BCH Retail Investment Pte Ltd (the "**Vendor**") for an aggregate consideration of S$580.8 million (the "**Parco Acquisition**"), on the terms and conditions set out in the sale and purchase agreement dated 22 July 2005 made between HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT (the "**Trustee**"), and the Vendor, and for payment of all fees and expenses relating to the Parco Acquisition (as described in the circular dated 16 September 2005 (the "**Circular**") issued by CapitaMall Trust Management Limited, as manager of CMT (the "**Manager**"), to holders of units in CMT (the "**Unitholders**")); and

(b) the Manager, any director of the Manager and the Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such director of the Manager or, as the case may be, the Trustee may consider expedient or necessary or in the interests of CMT to give effect to the Parco Acquisition.

EXTRAORDINARY RESOLUTION

2. THE ISSUE OF NEW UNITS IN CMT

That:

(a) subject to and contingent upon the passing of Resolution 1, approval be and is hereby given for the issue of new units in CMT ("**New Units**") so as to raise (i) gross proceeds arising from the issue of up to 172,700,000 New Units; or (ii) S$406.0 million in gross proceeds, whichever is higher (the "**Equity Fund Raising**") and to make the Cumulative Distribution (as defined in the Circular); and

(b) the Manager, any director of the Manager and the Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such director of the Manager or, as the case may be, the Trustee may consider expedient or

EXTRAORDINARY RESOLUTION

3. SUPPLEMENTING THE TRUST DEED WITH THE SPV SUPPLEMENT

That:

(a) approval be and is hereby given to supplement Clauses 1(A), 16 and 23(A) of the trust deed constituting CMT dated 29 October 2001 (as amended) with the SPV Supplement (as defined in the Circular) in the manner set out in Appendix 7 of the Circular; and

(b) the Manager, any director of the Manager and the Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such director of the Manager or, as the case may be, the Trustee may consider expedient or necessary or in the interests of CMT to give effect to the SPV Supplement.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary

Singapore
16 September 2005

Notes:

(1) A Unitholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a Unitholder.

(2) The instrument appointing a proxy must be lodged at the Manager's registered office at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

NOTICE OF PREFERENTIAL OFFERING BOOKS CLOSURE DATE

NOTICE IS HEREBY GIVEN THAT, subject to the passing of the resolutions relating to the Parco Acquisition (as defined below) and the Equity Fund Raising (as defined below) to be proposed at the Extraordinary General Meeting ("**EGM**") of the unitholders ("**Unitholders**") of CapitaMall Trust ("**CMT**") to be held on 6 October 2005 at 3.00 p.m., the Transfer Books and Register of Unitholders of CMT will be closed on 14 October 2005 at 5.00 p.m. (the "**Preferential Offering Books Closure Date**") for the purpose of determining the provisional allocations of Relevant Singapore Registered Unitholders[1] under the Preferential Offering (as defined below).

CapitaMall Trust Management Limited, the manager of CMT (the "**Manager**"), is convening the EGM to seek Unitholders' approval for, among others, the proposed acquisition (the "**Parco Acquisition**") of Parco Bugis Junction as well as the plant and equipment located at the property and certain fixed assets by CMT, and the proposed issue of new units in CMT ("**New Units**") so as to raise (i) gross proceeds arising from the issue of up to 172,700,000 New Units; or (ii) S$406.0 million in gross proceeds, whichever is higher, for offer and placement by DBS Bank Ltd and UBS AG, acting through its business group, UBS Investment Bank (the "**Joint Lead Managers and Underwriters**") to existing Unitholders and new investors to, among others, part finance the Parco Acquisition (the "**Equity Fund Raising**"). It is intended that the Equity Fund Raising will comprise:

(i) a preferential offering of up to 73.9[2] million New Units at the Preferential Offering Issue Price to Relevant Singapore Registered Unitholders on a non-renounceable basis of one New Unit for every 10 existing units in CMT ("**Units**") held on the Preferential Offering Books Closure Date (fractions of a Unit to be disregarded) and subject to the rounding mechanism as described in CMT's circular to Unitholders dated 16 September 2005 (the "**Preferential Offering**"); and

(ii) an offering of New Units at the ATM and Placement Issue Price by way of:

  (a) an offering to the public in Singapore through the automated teller machines ("**ATMs**") of DBS Bank Ltd (including POSB) on a "first-come, first-served" basis (the "**ATM Offering**"); and

  (b) a placement to retail and institutional investors (the "**Private Placement**").

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[1] Unitholders as at the Preferential Offering Books Closure Date other than (a) those whose registered addresses with The Central Depository (Pte) Limited (the "**CDP**") are outside Singapore and who have not, at least 5 market days prior to the Preferential Offering Books Closure Date, provided the CDP with addresses in Singapore for service of notices and documents; and (b) the CapitaLand Group.

[2] This figure does not take into account the additional New Units which will, where necessary, be allocated to Relevant Singapore Registered Unitholders to enable them to obtain, after acceptance of their provisional allocations of New Units under the Preferential Offering, aggregate unitholdings in integral multiples of 1,000 Units.

The Preferential Offering Issue Price and the ATM and Placement Issue Price are to be determined by the Manager and the Joint Lead Managers and Underwriters closer to the date of commencement of the Equity Fund Raising. The Preferential Offering will be issued at a discount of up to 1.0% from the ATM and Placement Issue Price.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary

Singapore
16 September 2005

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT - ASSET VALUATION

The Board of Directors of CapitaMall Trust Management Limited, as manager of CapitaMall Trust (the "**Manager**"), wishes to announce that, in connection with the proposed equity fund raising exercise by CapitaMall Trust ("**CMT**") announced today to raise funds for the purposes of, *inter alia*, part financing CMT's proposed acquisition of Parco Bugis Junction, the Manager has obtained independent valuations as at 21 July 2005 of the five properties currently owned by CapitaMall Trust, being Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, IMM Building and Plaza Singapura (collectively, the "**Existing Properties**"). The valuations were conducted by CB Richard Ellis (Pte) Ltd.

Under the Property Funds Guidelines issued by the Monetary Authority of Singapore, where the Manager proposes to carry out an equity fund raising exercise, a valuation of all the real estate assets of CMT is required, if such assets have been valued not more than six months prior to the said exercise (based on the date of the valuation report). The valuations as at 21 July 2005 were procured because the last valuation of the Existing Properties is as at 1 December 2004.

The valuations as at 21 July 2005 of each of the Existing Properties are as follows:

Property	Property Valuation
Tampines Mall	S$618,000,000
Junction 8	S$473,000,000
Funan DigitaLife Mall	S$244,000,000
IMM Building	S$400,000,000
Plaza Singapura	S$795,000,000
Total	S$2,530,000,000

The higher valuations as at 21 July 2005, after taking into consideration capital expenditure, results in a revaluation surplus of S$275.0 million when compared with the valuations as at 1 December 2004. The cumulative revaluation reserve surplus, after taking the valuations as at 21 July 2005 into account, is S$467.5 million as at 21 July 2005.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary

Singapore
16 September 2005

Important Notice

The value of units in CapitaMall Trust ("**Units**") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that holders of Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaMall Trust

16 September 2005

For Immediate Release

CMT to raise over S$400 million for Parco Bugis Junction

Existing Unitholders get additional discount of up to 1%

Distributions to Unitholders expected to increase 5.8%[1] in 2006

Singapore, 16 September 2005 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), will seek Unitholders' approval to raise over S$400 million at an Extraordinary General Meeting ("EGM") for the yield accretive acquisition of Parco Bugis Junction[2], the retail component within the integrated mixed development of Bugis Junction, which is strategically located within the heart of Singapore's Arts, Culture, Learning and Entertainment Hub. Unitholders' approval will be sought at the EGM for, among other things, the proposed issue of new units in CMT ("New Units") so as to raise gross proceeds arising from the issue of up to 172,700,000 New Units or S$406.0 million in gross proceeds, whichever is higher, for offer and placement to existing Unitholders and new investors (the "Equity Fund Raising"). The issue price of New Units under the Preferential Offering for existing Unitholders will be at an additional discount of up to 1.0% from the issue price of the other New Units to be issued under the Equity Fund Raising.

CMT's Unitholders can expect a higher Distribution per Unit ("DPU") of 10.65 cents in 2005[3] and 10.88 cents[4] in 2006 as a result of the acquisition of Parco Bugis Junction, recent proposed acquisition of Jurong Entertainment Centre[5], as well as the recently acquired Sembawang Shopping Centre and Hougang Plaza[6] ("Hougang Plaza Units").

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[1] Based on the weighted average issue price of S$2.35 per new unit, the projected DPU (as defined herein) of 10.28 cents generated by the Existing Properties (as defined herein) for FY2006 and the projected DPU of 10.88 cents generated by the Existing Properties, the New Properties (as defined herein) and the Target Property (collectively, the "Entire Portfolio"), together with the accompany assumptions, and in CMT's circular (the "Unitholders' Circular") to holders ("Unitholders") of units in CMT ("Units") dated 16 September 2005.

[2] The proposed acquisition includes the plant and equipment located at the property and certain fixed assets.

[3] Annualised based on CMTML's forecast for the period 1 November 2005 to 31 December 2005, together with the accompanying assumptions, as set out in the Unitholders' Circular.

[4] Based on the projection, together with the accompanying assumptions, in the Unitholders' Circular.

[5] Proposed acquisition of Jurong Entertainment Centre is expected to be completed in October 2005.

[6] 96.7% of the shared values of Hougang Plaza

This higher DPU is an increase of 5.1% and 5.8% over the forecast DPU of 10.13 cents[7] in 2005 and 10.28 cents[8] in 2006 respectively.

Mr Hsuan Owyang, Chairman of CMTML, said, "The yield accretive acquisition of Parco Bugis Junction is expected to increase Distribution per Unit to Unitholders. We are confident that the Equity Fund Raising will receive strong support from Singapore and overseas institutional and retail investors. The issuance of New Units will enhance CMT's trading liquidity and enlarge its Unitholder base. In addition, the larger free float is expected to increase CMT's weighting in the MSCI Singapore Free Index."

The yield accretive acquisitions of Parco Bugis Junction and the three new properties, namely, Jurong Entertainment Centre, Sembawang Shopping Centre and Hougang Plaza Units (collectively, the "New Properties") will augment CMT's existing portfolio which comprises Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building and Plaza Singapura (collectively, the "Existing Properties"), thus reaffirming CMT's position as the largest REIT in Singapore.

Mr Pua Seck Guan, CEO of CMTML, said, "Parco Bugis Junction, together with Jurong Entertainment Centre, Hougang Plaza Units and Sembawang Shopping Centre, will provide CMT with a continuous growth pipeline to deliver stable distributions and sustainable total returns to Unitholders. With an enlarged portfolio of nine malls worth over S$3.3 billion, well-spread in various parts of Singapore, CMT's dominant position as the largest REIT by market capitalisation is further strengthened. We will continue to focus on yield accretive acquisitions, innovative asset enhancements, and proactive asset and retail management to grow our portfolio size to S$4-S$5 billion locally within the next three years."

CMT is issuing a Unitholders' Circular today to inform Unitholders about the EGM which will be convened to consider, among others, the acquisition of Parco Bugis Junction and the relevant financing plans. The EGM will be held on Thursday, 6 October 2005 at 3 p.m., at 168 Robinson Road, Capital Tower, Level 9, STI Auditorium.

[7] Annualised based on CMTML's forecast for the period 1 November 2005 to 31 December 2005, together with the accompanying assumptions, as set out in the CMT Circular dated 16 September 2005.

[8] Based on the forecast, together with the accompanying assumptions, in the Unitholders' Circular.

Summary of Approvals Sought at EGM

The total acquisition cost of Parco Bugis Junction is estimated to be approximately S$588.1 million, which comprises the purchase price of S$580.8 million and other relevant fees and expenses. Unitholders' approval will be sought at the EGM for:

- the proposed acquisition of Parco Bugis Junction ("Parco Acquisition");
- the proposed issue of new units in CMT ("New Units") so as to raise gross proceeds arising from the issue of up to 172,700,000 New Units or S$406.0 million in gross proceeds, whichever is higher, for offer and placement to existing Unitholders and new investors (the "Equity Fund Raising") in order to:
  - part finance the Parco Acquisition;
  - part refinance the bridge loans taken to finance the acquisitions of the Hougang Plaza Units and Sembawang Shopping Centre (the "HP and SSC Loans"); and
  - part finance the acquisition of Jurong Entertainment Centre,

  with the balance of the proceeds to be utilised for CMT's working capital purposes; and
- the proposed supplement to the trust deed constituting CMT (as amended) for the purpose of facilitating the use of special purpose vehicles by CMT to hold investments.

Funding Plans

CMT intends to finance the Parco Acquisition and the acquisition of Jurong Entertainment Centre, and to refinance the HP and SSC Loans, through a combination of funds from the proposed Equity Fund Raising and additional borrowings.

Equity Fund Raising

The proposed Equity Fund Raising is expected to commence no later than end October and will comprise:

(i) a preferential offering of up to 73.9 million New Units, comprising approximately 43% of the Equity Fund Raising, to Singapore Registered Unitholders (other than the CapitaLand Group) on a non-renounceable basis of one New Unit for every 10 existing Units held on 14 October 2005 at 5.00 p.m. (the "Preferential Offering Books Closure Date"), and subject to the rounding mechanism as described in the Circular (the "Preferential Offering");

(ii) an offering of New Units, comprising approximately 57% of the Equity Fund Raising, by way of:

a) an offering to the public in Singapore through the automated teller machines of DBS Bank Ltd (including POSB) on a "first-come, first-served" basis (the "ATM Offering"); and

b) a placement to retail and institutional investors (the "Private Placement").

The issue price of New Units proposed to be issued under the Equity Fund Raising will be determined closer to the date of commencement thereof. The issue price of New Units under the Preferential Offering to existing Unitholders will be at an additional discount of up to 1.0% from the issue price of New Units under the ATM Offering and the Private Placement.

DBS Bank Ltd and UBS AG, acting through its business group, UBS Investment Bank (together, the "Joint Lead Managers and Underwriters"), have been appointed as the joint lead managers and underwriters for the Preferential Offering and the Private Placement. DBS Bank Ltd has been appointed as the lead manager and underwriter for the ATM Offering.

Approval in-principle has been obtained from the Singapore Exchange Securities Trading Limited (the "SGX-ST") for the Equity Fund Raising and for the listing and quotation of the New Units to be issued for the purpose of the Equity Fund Raising on the Main Board of the SGX-ST. The SGX-ST's in-principle approval is not an indication of the merits of the Equity Fund Raising, the New Units, the waivers as described in the paragraph immediately below or CMT.

CMT has sought and obtained a waiver from Rule 812(1) of the Listing Manual so that restricted placees listed thereunder (such as the directors of CMTML, their immediate family and substantial Unitholders) who are Singapore Registered Unitholders (excluding the CapitaLand Group) can participate in the Preferential Offering. The waiver also allows the directors of CMTML and their immediate family[9] to apply for New Units under the ATM Offering. CMT has also obtained from the SGX-ST a waiver of Rule 812(1) of the Listing Manual for a placement of New Units to each of The Capital Group

[9] Spouse, children, adopted children, step-children, siblings and parents.

Companies, Inc. and the Fairprice Group[10] (both of which are substantial Unitholders) under the Private Placement without the need for Unitholders' approval.

Additional Borrowings & Revised Gearing Ratio

CMT intends to borrow up to S$433.0 million from Silver Maple Investment Corporation Ltd, a special purpose vehicle, in the form of a seven-year term loan facility at an all-in rate of approximately 3.13%.

CMT has revalued the Existing Properties in accordance with the Property Funds Guidelines issued by the Monetary Authority of Singapore (the "Property Funds Guidelines"), which states that all assets within the portfolio must be valued no more than six months prior to an equity fund raising. The aggregate valuation of the Existing Properties has increased by S$295.0 million from S$2,235.0 million (as at 1 December 2004) to S$2,530.0 million (as at 21 July 2005).

Properties	Valuation (As at 1 Dec 2004) (S$'000)	Valuation (As at 21 Jul 2005) (S$'000)	Increase (S$'000)
Tampines Mall	548,000	618,000	70,000
Junction 8	396,000	473,000	77,000
Funan DigitaLife Mall	202,000	244,000	42,000
IMM Building	352,000	400,000	48,000
Plaza Singapura	736,950	795,000	58,050
Aggregate Valuation of the Existing Properties	**2,234,950**	**2,530,000**	**295,050**
Parco Bugis Junction	-	580,800[11]	-
Hougang Plaza Units	-	44,300[12]	-
Sembawang Shopping Centre	-	79,000[13]	-
Jurong Entertainment Centre	-	69,100[14]	-
Latest Aggregate Valuation of the Entire Portfolio	**2,234,950**	**3,303,200**	

[10] The interest of NTUC Fairprice Co-operative Limited ("Fairprice") in the Units comprises a direct interest in 71,500,000 Units and a deemed interest in 24,900,000 Units held by a wholly owned subsidiary, Alphaplus Investments Pte. Ltd. ("AIPL" and together with Fairprice, shall be known as the "Fairprice Group"). The approvals sought by and granted to the Manager comprises the proposed placement of New Units to each of Fairprice and AIPL.

[11] Valuation as at 18 July 2005

[12] S$39.7 million is attributed to approximately 92.4% of the total strata in Hougang Plaza as at 21 April 2005 and S$4.6 million is attributed to approximately 4.3% of the total strata area in Hougang Plaza as at 15 June 2005.

[13] Valuation as at 28 April 2005

[14] Valuation as at 30 June 2005

Based on the latest aggregate valuation of Parco Bugis Junction, the Existing Properties, and the New Properties of over S$3.3 billion, the proposed debt financing will increase CMT's gearing ratio from 28.7%[15] to approximately 31.7%, which is still well below the gearing limit of 35.0% prescribed by the Property Funds Guidelines.

Consequential Adjustment to the Distribution Period

In lieu of the scheduled distribution of CMT's distributable income for the period 1 July 2005 to 30 September 2005, CMT intends to declare a distribution of CMT's distributable income for the period from 1 July 2005 to the day immediately prior to the date on which the New Units are issued under the Equity Fund Raising ("the Cumulative Distribution"). The next distribution following the Cumulative Distribution will comprise CMT's distributable income for the period from the day the New Units are issued pursuant to the Equity Fund Raising to 31 December 2005. Quarterly distributions will resume thereafter.

Value Creation Plans Mapped Out for New Acquisitions

CMTML has identified and mapped out opportunities for value creation at Parco Bugis Junction and the New Properties. Through innovative asset enhancements, tenancy remix and proactive asset cum retail management, these malls are expected to contribute significantly to CMT's net property income from 2006 and drive DPU growth for Unitholders over the next few years.

Key Benefits to Unitholders

1. Yield accretive acquisition results in higher DPU
2. The Parco Acquisition fits CMTML's investment strategy
3. Opportunities for asset enhancements and tenancy remix
4. Income diversification reduces reliance on any single property
5. Further geographical diversification
6. Increased free float and trading liquidity

<u>About CapitaMall Trust</u>

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1000 leases from local and international tenants. It currently has a portfolio of seven quality shopping

[15] Gearing ratio as at 30 June 2005, excluding the bridge loan of S$123.0 million drawn down to finance the acquisitions of Hougang Plaza Units and Sembawang Shopping Centre.

malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza Units and Sembawang Shopping Centre. With a market capitalisation of over S$2.9 billion as at 2 September 2005, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CMT's website at www.capitamall.com for more details.

IMPORTANT NOTICE

The information contained in this press release does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in CapitaMall Trust ("**CMT**", and units in CMT, "**Units**") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The past performance of CMT is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("Unitholders") may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

A circular dated 16 September 2005 (the "**Unitholders' Circular**") setting out the details of the proposed equity fund raising and the proposed acquisition of Parco Bugis Junction together with the notice of an extraordinary general meeting of Unitholders has been despatched to Unitholders. This press release is qualified in its entirety by, and should be read in conjunction with, the full text of the Unitholders' Circular. Terms not defined in this press release adopt the meanings in the Unitholders' Circular.

An offer information statement and a wrap-around document (together, the "**Circular**") in relation to the offer of new Units ("**New Units**") will also be made available is an offer is made subsequent to approval by the Unitholders for the acquisition of Parco Bugis Junction and the Equity Fund Raising. Any such Circular is expected to be available and a copy may be obtained on request, subject to availability, from such underwriters as may be appointed for the Equity Fund Raising. A potential investor should read the Circular before deciding whether to subscribe for or purchase the New Units. Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the Circular and no reliance should be placed on any information other than that contained in the Circular.

This press release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts are based on a specified range of issue prices per Unit and on the Manager's assumptions as explained in the Unitholders' Circular. You are advised to read the Unitholders' Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Unitholders' Circular. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be

appropriate and reasonable as at the date of the Unitholders' Circular. The forecast financial performance of CMT is not guaranteed and there is no certainty that it can be achieved. Investors should read the whole of the Unitholders' Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

Neither this press release, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The Units have not been and will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

This document, and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CapitaMall Trust.

Issued by CapitaMall Trust Management Limited

(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	**Media Contact**
Tong Ka-Pin	Julie Ong
DID : (65) 6826 5856	DID : (65) 6823 3541
Email : tong.ka-pin@capitaland.com.sg	Email : julie.ong@capitaland.com.sg

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Sep-2005 17:40:39
Announcement No.	00055

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand Property Group – "Australand ASSETS Offer Closes Oversubscribed"
Description	CapitaLand Limited's subsidiary, Australand Property Group, has today issued an announcement on the above matter, as attached for information.
Attachments:	APG-ASXannouncement16Sep05IssueofASSETS.pdf Total size = **44K** (2048K size limit recommended)

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AUSTRALAND AUSTRALAND PROPERTY GROUP 82-4507

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

16 September 2005

AUSTRALAND ASSETS OFFER CLOSES OVERSUBSCRIBED

Australand Property Group is pleased to announce that the offer of **A**ustraland **S**ubordinated **S**tep-up **E**xchangeable **T**rust **S**ecurities (**ASSETS**) has closed oversubscribed. A total of 2.75 million ASSETS have been issued by Australand Property Limited as the responsible entity of Australand ASSETS Trust, raising a total of $275 million on a fully paid basis.

Commenting on the issue, Mr. Brendan Crotty, Managing Director of Australand Property Group, said, "We are very pleased with the strong response from investors. The issue of ASSETS is an attractive capital management initiative for Australand Property Group, providing an alternative source of funding and further diversity to our investor base. As previously advised, part of the proceeds of the offer are intended to fund the Group's merger with Australand Wholesale Property Trust No.4 (**AWPT4**) and Australand Wholesale Property Trust No.5 (**AWPT5**), subject to securityholder and court approvals later this month."

Allocation of ASSETS

Due to strong demand, applications received under the General Offer have been scaled back. Applications received from existing Australand Property Group security holders have received preferential allocation and these applicants have been allotted 100% of their applications up to a maximum of 2,161 ASSETS per application. Other applications received under the General Offer have been allotted 100% of their applications up to a maximum of 500 ASSETS per application. Refund cheques will be issued for applications in excess of these amounts.

Holding statements

Holding statements confirming the number of ASSETS issued to each successful applicant will be despatched to ASSETS holders on Wednesday, 21 September 2005. Any holder wishing to trade ASSETS prior to receiving their holding statements will be responsible for confirming their holding prior to trading by checking with their broker, co-manager or by contacting the **Australand Infoline** on 1800 452 138. Holders who sell their ASSETS before receiving their holding statements do so at their own risk.

Trading on ASX

ASSETS will begin trading on a deferred settlement basis on ASX on Monday, 19 September 2005 at 12.00pm (Sydney time) under the code **AAZPA**. Trading is expected to commence on a normal settlement basis on Thursday, 22 September 2005.

Distribution rate

The distribution rate for the first distribution period ending on 31 December 2005 will be 7.9317% per annum. This has been determined under the ASSETS terms as the higher of the three-month bank bill rate on 9 August 2005 of 5.6317% (being the date on which the initial margin was set) and the three-month bank bill rate on 16 September 2005 of 5.6283% (being the issue date), plus the initial margin of 2.30% per annum.

Following the first distribution period, the distribution rate for ASSETS until the first step-up date (1 October 2008) will be the three-month bank bill rate determined on the first business day of each relevant distribution period plus the initial margin of 2.30% per annum.

Final Instalment

ASSETS have been partly paid to $65 per ASSETS on application with a final instalment of $35 per ASSETS due and payable on 31 March 2006 (subject to a one-off extension by the issuer for a period of up to six months).

Additional information

The following documents are attached:

- a statement of the 20 largest holders including the number and percentage of ASSETS held by those holders; and
- a distribution schedule of the number of ASSETS holders.

Investors requiring further information should contact the **Australand Infoline** on 1800 452 138.

For further information, please contact:

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041
Email: dcraig@australand.com.au

Michael Newsom
General Counsel
Tel: +61 2 9767 2177
Email: mnewsom@australand.com.au

Statement of 20 largest holders

	Name	No. of ASSETS	% of total offer
1	J P Morgan Nominees Australia Limited	492,200	17.90%
2	Woodross Nominees Pty Ltd	228,750	8.32%
3	UBS Private Clients Australia Nominees Pty Ltd	161,175	5.86%
4	ANZ Nominees Limited <Cash Income A/C>	153,597	5.59%
5	Citicorp Nominees Pty Limited	129,828	4.72%
6	Cogent Nominees Pty Limited <SMP Accounts>	100,000	3.64%
7	RBC Global Services Australia Nominees Pty Limited <JBEN1P A/C>	95,000	3.45%
8	Hastings Fund Management Ltd <AREF Hastings Yield Fund>	83,000	3.02%
9	Goldman Sachs JBWere Capital Markets Ltd <Hybrid Portfolio A/C>	52,000	1.89%
10	Share Direct Nominees Pty Ltd <National Nominees A/C>	50,000	1.82%
11	Equity Trustees Limited <EQT High Inc Wholesale A/C>	47,692	1.73%
12	National Nominees Limited	35,600	1.29%
13	Westpac Custodian Nominees Limited	35,450	1.29%
14	Questor Financial Services Limited <TPS RF A/C>	32,520	1.18%
15	Merrill Lynch (Australia) Nominees Pty Ltd <Unpaid1 A/C>	31,076	1.13%
16	Cogent Nominees Pty Limited <United High Yield Fund A/C>	25,850	0.94%
17	Idameneo (No 79) Nominees Pty Limited	22,450	0.82%
18	UBS Nominees Pty Ltd <Prime Broking A/C>	20,272	0.74%
19	Armada Investments Pty Ltd	20,000	0.73%
20	SR Consolidated Pty Ltd	20,000	0.73%
	Total	**1,836,460**	**66.78%**

Distribution of holders schedule

Range of holders	No. of holders	No. of ASSETS	% of total offer
1 - 1,000	1,144	360,113	13.10%
1,001 - 5,000	109	254,006	9.24%
5,001 - 10,000	21	162,356	5.90%
10,001 - 100,000	25	807,975	29.38%
100,001 and over	5	1,165,550	42.38%
Total	**1,304**	**2,750,000**	**100.00%**

RECEIVED
2005 OCT 31 A 10: 17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CapitaLand

For Immediate Release
19 September 2005

CapitaLand's Thai JV acquires two new prime residential sites in Bangkok

Singapore, 19 September 2005 – TCC Capital Land, CapitaLand's joint venture in Thailand with TCC Land, has acquired two prime residential sites in Bangkok for a total of Baht 1.33 billion (S$54.4 million) from private land owners. TCC Capital Land intends to build 745 residential units on the two sites, located at Narathiwad Rachanakarin Soi 4 and Sukhumvit Soi 24, tripling its current portfolio of 368 homes.

Both sites are in prime locations in Bangkok's central business district. The site at Narathiwad is a five-minute walk to the Chong Nonsi BTS skytrain station, which runs along Silom Road leading to the main shopping areas in central Bangkok, while the Sukhumvit site is located near Emporium, a popular up-market department store. Both freehold sites are also close to amenities including the sky train, offices, international schools, hospitals, hypermarkets and shopping centres. TCC Capital Land plans to build a 45-storey tower comprising 443 apartments on the 9,392 sqm Narathiwad site while the 9,048 sqm site at Sukhumvit will have two residential towers of 32- and 24-storeys, comprising 302 apartments. Both developments will offer 1-bedroom to 3-bedroom units, as well as penthouses.

Plans are underway to launch the Narathiwad project by the end of this year and the Sukhumvit development by the first quarter of 2006. Target customers are young professionals and families who choose to live within the city to have a shorter travel time to work, and to enjoy a vibrant urban lifestyle.

Mr Chen Lian Pang, CEO of TCC Capital Land, said: "The two new sites are in prime locations well-supported by nearby amenities and transportation links. The Bangkok residential market has been performing strongly over the past two years, supported by pent up demand for housing and strong economic fundamentals. The strong sales rate for our first two condominium projects, Athenee Residence and Villa Rachakru, is testament to continued homebuyer and investor interest in Bangkok's residential market. We are confident that the buying momentum will continue well into 2006 as interest rates remain low, and high quality residences in good locations, like these two new projects, will always appeal to home buyers."

Todate, TCC Capital Land has five residential development projects with a total project development estimate (PDE) of Baht 17 billion (S$696 million). In addition, it has 15 fee-based project management contracts for properties owned by TCC Land comprising office towers, retail complexes and hotels/resorts with PDE of Baht 18 billion (S$734 million). In total, the 20 on-going projects are worth Baht 35 billion (S$1.43 billion).

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2005. None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction described above.

About TCC Capital Land

TCC Capital Land, a joint venture between CapitaLand (40%) and TCC Land (60%), is a leading real estate developer in Thailand. The company's first residential project, Athenee Residence, located at the prestigious address of Wireless Road along Bangkok's embassy row, is almost fully sold following its launch in December 2004. The second condominium project called Villa Rachakru on Phaholyothin Soi 5 was launched in February 2005. The 70-unit low-rise development is currently almost 70% sold. The company's landed housing site at Soi Mayalab, which will feature 79 high-end luxurious homes, is targeted to be launched in the fourth quarter of this year.

About TCC Land Limited

TCC Land is the property arm of the TCC Group of companies, one of Thailand's largest business conglomerates. It has a large real estate portfolio of residential landbank and commercial properties and also owns hospitality, conventions and leisure-related properties in Thailand. TCC Group's portfolio of properties includes prime developments like North Park with prestigious Rajpruek Golf and Sports Club; Empire Tower which is the single largest commercial building in Thailand; and Pantip Plaza, the highly successful IT mall in Bangkok. The Group also owns 18 hotels under the Imperial Hotel chain, and the Plaza Athenee Hotels in New York and Bangkok.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia, Europe and the Americas. The company's property and hospitality portfolio spans more than 90 cities in 28 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based real estate products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

CapitaLand's listed serviced residence arm, The Ascott Group, is currently the largest international serviced residence operator in Bangkok with five properties comprising over 1,000 units under management in the prime Sathorn and Sukhumvit areas. The properties include The Ascott Sathorn, Somerset Suwan Park View and Somerset Park Suanplu which was officially launched on 15 September 2005.

Please visit www.capitaland.com for more details.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **19 September 2005**

For more information, please contact:

Analyst Contact

Harold Woo
Investor Relations
DID: (65) 68233210
harold.woo@capitaland.com.sg

Media Contact

Julie Ong
Communications
DID: (65) 68233541
julie.ong@capitaland.com.sg

82 - 4507 **Print this page**

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Sep-2005 12:38:08
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand Property Group – "Australand Declares September 2005 Quarter Dividend/Distribution"
Description	CapitaLand Limited's subsidiary, Australand Property Group, has issued an announcement on the above matter, as attached for information.
Attachments:	APG-ASXannouncement19Sep05Sepqtrdistribution.pdf Total size = **38K** (2048K size limit recommended)

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AUSTRALAND AUSTRALAND PROPERTY GROUP 82 - 4507

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

19 September 2005

AUSTRALAND DECLARES SEPTEMBER 2005 QUARTER DIVIDEND/DISTRIBUTION

Australand Property Group announces that pursuant to Listing Rule 3.20 and Appendices 3A(1) and 6A(1):

- The dividend/distribution for the September 2005 quarter will be 4 cents per stapled security, comprising a 2.4 cent fully franked interim dividend and a 1.6 cent distribution, tax deferred to an estimated 28%.
- The Books Closing date (Record Date) for determining the entitlement to this dividend/distribution will be 5.00pm on Friday, 30 September 2005.
- Australand Property Group stapled securities will be quoted ex-dividend/distribution on Monday, 26 September 2005.
- This dividend/distribution will be paid on Friday, 4 November 2005.
- The Australand Property Group Distribution Reinvestment Plan remains suspended until further notice.

For further information, please contact:

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041
Email: dcraig@australand.com.au

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Sep-2005 17:25:30
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand Property Group – "Australand Merger Proposal - Foreign Security Holders"
Description	CapitaLand Limited's subsidiary, Australand Property Group, has issued an announcement on the above matter, as attached for information.
Attachments:	APG-ASXannouncement21Sep05ForeignHolders.pdf Total size = **38K** (2048K size limit recommended)

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AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

21 September 2005

AUSTRALAND MERGER PROPOSAL - FOREIGN SECURITY HOLDERS

Australand Property Group announces that for the purposes of the Group's proposed merger with Australand Wholesale Property Trust No.4 and Australand Wholesale Property Trust No.5 (**Merger Proposal**), an Australand Property Group Security Holder who is a resident of one of the following jurisdictions, is not a Foreign Holder (as defined in the Explanatory Memorandum dated 18 August 2005) and can therefore participate in the Merger Proposal:

- China
- Denmark
- Germany
- Hong Kong
- Indonesia
- Japan
- Papua New Guinea
- Poland
- Solomon Islands
- South Africa
- Sweden
- Thailand

These jurisdictions are in addition to Singapore and New Zealand, which are also Complying Jurisdictions for the Merger Proposal.

Each Australand Property Group Security Holder resident in any other jurisdiction as at 4 October 2005 will not be able to participate in the Merger Proposal.

For further information, please contact:

Michael Newsom
General Counsel
Tel: +61 2 9767 2177
Email: mnewsom@australand.com.au

82 - 4507

CapitaLand

News Release

22 September 2005
For Immediate Release

ARC-CapitaLand Residences Japan acquires five properties and secures pipeline of rental apartments

Partnership agreement with SAMTY provides for annual pipeline of JPY 5 – 10 billion worth of rental apartments in Kansai region

Singapore, 22 September 2005 – ARC-CapitaLand Residences Japan, a Shari'ah compliant property vehicle formed in May 2005 between CapitaLand Financial and Bahrain investment banking group, Arcapita Bank B.S. C. (c), has acquired five rental apartment properties in Japan worth JPY 8.5 billion (S$127.5 million) as seed investments. In addition, CapitaLand Financial's subsidiary in Japan, CapitaLand Japan Kabushiki Kaisha, has signed a partnership agreement with SAMTY Co., Ltd ("SAMTY"), a rental apartment developer in the region, for an annual pipeline of JPY 5 - 10 billion (S$75 – S$150 million) worth of rental apartments in three major cities in Japan's Kansai region – Osaka, Kobe and Kyoto. ARC-CapitaLand Residences Japan will be given first right of offer by SAMTY to acquire these rental apartments when they are completed.

The five newly-acquired rental apartment properties are in Tokyo (2), Osaka (2) and Fukuoka (1). Among these five properties is the 12-storey SAMTY Namba-Minami studio apartment block of 123 units in Osaka, which ARC-CapitaLand Residences Japan has acquired from SAMTY. The four remaining rental apartment properties which were purchased from other parties are namely, Fujimi Duplex Riz (22 units) and Colonnade Kamiikedai (43 units) in Tokyo, The Grand View Osaka (59 units) and College Court Fukuoka (112 units). All properties are conveniently located near major subway or railway stations.

Mr Shigeru Moriyama, President of SAMTY, said: "We are pleased to work closely with CapitaLand, one of the largest listed property groups in Asia. This collaboration is a win-win partnership; CapitaLand can tap into our portfolio of assets and on our local expertise in rental apartment development, while we can leverage on CapitaLand's strong balance sheet and international reputation to drive our business forward."

Mr Jason Chew, Senior Vice President and Country Head of CapitaLand Japan, said: "We are delighted to work with SAMTY, which is a strong and well-regarded developer in the Kansai region. Our partnership agreement with SAMTY will ensure a stable pipeline of quality rental apartments in the thriving region of Kansai for our property vehicle. Through ARC-CapitaLand Residences Japan, we have successfully channeled Middle Eastern funds into Japan. We will continue to leverage on our extensive network of investors to bring international capital into Asian markets."

About ARC-CapitaLand Residences Japan

The Shari'ah compliant property vehicle invests in a portfolio of rental apartment buildings in the key cities of Japan. The property vehicle is 70% held by the Arcapita group, 18.9% held by CapitaLand Group, which also provides asset management services, and 11.1% by GPH Investments Pte Ltd, a wholly-owned subsidiary of Goodwood Park Hotel Ltd.

The asset portfolio size for ARC-CapitaLand Residences Japan is targeted to reach JPY 30 billion (S$450 million) within the next 12 months. The property vehicle capitalises on the strong demand for mid-market rental apartments in the key cities of Japan including Tokyo, Osaka, Nagoya and Fukuoka. The anticipated high and recurrent income stream is underpinned by the traditionally stable mid-range rental apartment market segment which caters to the local population. The major cities in Japan are expected to grow at a faster rate than other areas of the country due to greater urbanisation, increase in single-person households, and smaller family units. This growth momentum will translate into higher housing demand, both for rental and for sale.

About SAMTY Co., Ltd

SAMTY is an established apartment and condominium developer in the Kansai region of Japan, with total assets of about JPY 40 billion (S$600 million). Since its establishment in 1982, the company has extended its business to condominium development, management of office buildings and rental apartments, and real estate securitisation. In 2002, SAMTY was the first company in the KINKI region - which includes Osaka, Kyoto, Hyogo, Wakayama, Shiga and Nara - to establish a special purpose company (better known as TMK - Tokutei Mokuteki Kaisha - in Japan) governed under the real estate securitisation laws.

For more information, please visit www.samty.co.jp

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. The company's property and hospitality portfolio spans more than 90 cities in 28 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

In Japan, the Group has also been active in the retail, residential, and hospitality sectors. Today, Raffles Holdings, its hotel arm, manages 548 guest rooms and luxury suites and The Ascott Group, its serviced residence arm, has 336 serviced residence and corporate leasing units in the country. In April 2005, CapitaLand closed a JPY 44.13 billion (S$662 million) CapitaRetail Japan Fund which invests in income-producing retail properties in Japan. With debt financing, the asset size could potentially grow to JPY 147 billion (S$2.2 billion) within the next three years.

Over the past few years, the CapitaLand Group has been active in the Asia-Pacific property fund business. With this joint venture, CapitaLand is on target to double its assets under management to S$13 billion in the next three years, up from the current S$6.5 billion. Looking ahead, the Group sees opportunities to expand its offering of property funds and REITs in the retail, residential and office sectors in Singapore, Malaysia, Thailand, Hong Kong, China and Japan.

For more information, please visit www.capitaland.com

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 22 September 2005

Media Contact
Julie Ong
DID: +65 68233541
Email: julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
DID: +65 68233210
Email: harold.woo@capitaland.com.sg

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, PHOENIX REALTY PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	Phoenix Realty Pte. Ltd.
Principal Activity	:	Property Development
Authorised Share Capital	:	S$1,000,000 divided into 1,000,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$2 comprising 2 ordinary shares of S$1 each

By Order of the Board

Rose Kong
Company Secretary
26 September 2005

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	27-Sep-2005 12:35:33
Announcement No.	00017

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand Property Group – "Australand Security Holder Meetings - 27 September 2005"
Description	CapitaLand Limited's subsidiary, Australand Property Group, has today issued an announcement on the above matter, as attached for information.
Attachments:	APG-ASXannouncement27Sep05APGSecurityholdermeetings.pdf Total size = **112K** (2048K size limit recommended)

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82 - 4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

27 September 2005

AUSTRALAND SECURITY HOLDER MEETINGS - 27 SEPTEMBER 2005

Attached is a copy of the presentation to be given to the security holder meetings to be held this morning in relation to Australand's proposed merger with Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

82 - 4507

AUSTRALAND PROPERTY GROUP

Security Holder Meetings

27 September 2005



AUSTRALAND

1

Meetings to be held today

- Australand Holdings Limited Court-ordered Share Scheme Meeting
- Australand Holdings Limited General Meeting
- Australand Property Trust General Meeting

82 - 4507

MERGER WITH AWPT4 AND AWPT5

EXISTING STRUCTURE


APG
Security Holders
AWPT4
Unitholders
AWPT5
Unitholders
AUSTRALAND PROPERTY GROUP
SHARE
+
UNIT
AHL
stapled
APT
UNIT
AWPT4
UNIT
AWPT5

AUSTRALAND

MERGER WITH AWPT4 AND AWPT5

Each AHL shareholder receives a capital return of 1 cent per share and each APT unit holder receives a special distribution of approximately 20 cents per unit (collectively approximately 21 cents for each APG stapled security held).


APG SECURITY HOLDERS
AUSTRALAND PROPERTY GROUP
1¢ capital return
Approx 20¢ special
distribution
AHL
APT

MERGER WITH AWPT4 AND AWPT5

The approximate 21 cents capital return and special distribution is applied on behalf of each APG stapled security holder to acquire a unit in AWPT4 for approximately 15 cents per unit and a unit in AWPT5 for approximately 6 cents per unit.


APG SECURITY HOLDERS
15 cents
AUSTRALAND PROPERTY GROUP
SHARE
UNIT
+
AHL
stapled
APT
6 cents
AWPT4
AWPT5

AUSTRALAND

MERGER WITH AWPT4 AND AWPT5

One new unit in AWPT4 and one new unit in AWPT5 is issued to each APG security holder for each APG stapled security held.


APG SECURITY HOLDERS
1 new unit
AUSTRALAND PROPERTY GROUP
SHARE
UNIT
+
AHL
stapled
APT
1 new unit
AWPT4
AWPT5

MERGER WITH AWPT4 AND AWPT5

The funds subscribed by APG Security Holders are used to redeem the existing AWPT4 and AWPT5 units (excluding those units held by AHL and APT and those issued to APG Security Holders)


APG SECURITY HOLDERS
AWPT4
unit holders
AUSTRALAND PROPERTY GROUP
SHARE
+
UNIT
AHL
stapled
APT
AWPT5
unit holders
Payment for redemption of units
Payment for redemption of units
AWPT4
AWPT5

AUSTRALAND

MERGER WITH AWPT4 AND AWPT5

POST MERGER STRUCTURE


APG SECURITY HOLDERS
AUSTRALAND PROPERTY GROUP
SHARE
+
UNIT
+
UNIT
+
UNIT
AHL
stapled
APT
stapled
AWPT4
stapled
AWPT5

MERGER WITH AWPT4 AND AWPT5

EVALUATION OF MERGER BENEFITS

- Further diversification of income
- Increased earnings per APG stapled security
- Lower costs of capital
- Potential future re-rating
- Increased investment property portfolio diversification
- Management Focus

AUSTRALAND

MERGER WITH AWPT4 AND AWPT5

EVALUATION OF MERGER ARGUMENTS AGAINST

- Increased gearing
- Potential adverse tax consequences
- Further change in nature of earnings
- Complexity of group structure

MERGER WITH AWPT4 AND AWPT5

INDEPENDENT EXPERT'S CONCLUSION

BDO has concluded the Merger Proposal is fair and reasonable and in the best interests of APG Security Holders

AUSTRALAND PROPERTY GROUP

Security Holder Meetings

27 September 2005



AHL Share scheme meeting - voting card



AUSTRALAND

AHL Share scheme meeting - resolution

"That, pursuant to section 411 of the Corporations Act 2001 (Cwlth), the scheme of arrangement proposed to be made between Australand Holdings Limited and each of the holders of its ordinary shares to effect, amongst other things, the application of the proceeds of a special dividend towards part payment of the application price for units in either or both of Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5 as more particularly set out in the Explanatory Memorandum accompanying the Notice of Meeting convening this meeting is approved (with or without modification as approved by the Supreme Court of New South Wales)."

AHL Share scheme meeting - proxies

Resolution:
Approval of Share Scheme of Arrangement.

For	Against	Open	Abstain
593,492,417	391,061	8,868,583	1,020,568

AHL Share scheme meeting - voting card

[redacted]

82 - 4507

AUSTRALAND PROPERTY GROUP

Security Holder Meetings

27 September 2005





17

AUSTRALAND

AHL general meeting - voting card

AUSTRALAND HOLDINGS LIMITED
A.B.N. 12 008 443 696

General Meeting
27 September 2005

SHAREHOLDER / PROXYHOLDER
ADMISSION & VOTING CARD

THE DIRECTORS OF AUSTRALAND HOLDINGS LIMITED
THANK YOU FOR YOUR ATTENDANCE

PLEASE RETAIN THIS CARD UNTIL THE CLOSE OF THE MEETING

ADMISSION NO.

AHL general meeting - resolution 1

"That the document submitted to the meeting and initialled by the Chairman of the meeting for the purposes of identification is adopted as the constitution of Australand Holdings Limited ("Australand") in substitution for the present constitution of Australand (which is repealed), with effect on and from the time (if any) at which an order of the Supreme Court of New South Wales ("Court") is made approving the proposed scheme of arrangement between Australand and each holder of its ordinary shares to be considered at a meeting of ordinary shareholders of Australand on or about 27 September 2005."

AHL general meeting - resolution 2

"That Australand Holdings Limited ("Australand") is authorised to staple units in either or both of Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5 and units in Australand Property Trust to ordinary shares in Australand, with effect on and from the date (if any) of the implementation of the proposed scheme of arrangement between Australand and each holder of its ordinary shares to be considered at a meeting of ordinary shareholders of Australand on or about 27 September 2005."

AHL general meeting - resolution 3

"That Australand Holdings Limited ("Australand") and any entity it controls be authorised and approved to make the stapling deed in the form of the copy produced to the meeting and initialled by the Chairman of the meeting for the purposes of identification ("Stapling Deed") and give financial benefits under or contemplated by the Stapling Deed or pursuant to any transaction entered into in accordance with or contemplated by the Stapling Deed to any related party of Australand including, without limitation, to the responsible entities of Australand Property Trust ("APT") and, if the units in Australand Wholesale Property Trust No. 4 ("AWPT4") are stapled to shares in Australand and units in APT, AWPT4, and if the units in Australand Wholesale Property Trust No. 5 ("AWPT5") are stapled to shares in Australand and units in APT, AWPT5, and any of their controlled entities, and to CapitaLand Limited and its controlled entities and to the directors of Australand receiving consequential of indirect financial benefits from holding stapled securities (comprising shares in Australand and units in Australand Property Trust and either or both of AWPT4 and AWPT5)."

AUSTRALAND

AHL general meeting - proxies

Resolution	For	Against	Open	Abstain
1	583,895,640	401,834	8,881,583	988,338
2	583,991,252	417,850	8,779,894	978,399
3	583,994,381	405,650	8,779,894	987,470

AHL general meeting - voting card

AUSTRALAND HOLDINGS LIMITED
A.B.N. 12 008 443 696

General Meeting
27 September 2005

SHAREHOLDER / PROXYHOLDER
ADMISSION & VOTING CARD

THE DIRECTORS OF AUSTRALAND HOLDINGS LIMITED
THANK YOU FOR YOUR ATTENDANCE

PLEASE RETAIN THIS CARD UNTIL THE CLOSE OF THE MEETING

ADMISSION NO.

Please read the instructions on the reverse before voting

AUSTRALAND



AUSTRALAND PROPERTY GROUP

Security Holder Meetings

27 September 2005



AUSTRALAND

APT general meeting - voting card



25

AUSTRALAND

APT general meeting - resolution 1

"That, subject to and with effect from the time (if any) at which an order of the Supreme Court of New South Wales is made approving the proposed scheme of arrangement between Australand Holdings Limited ("Australand") and each holder of its ordinary shares to be considered at a meeting of ordinary shareholders of Australand on or about 27 September 2005, the constitution of Australand Property Trust is amended in accordance with the provisions of the supplemental deed poll in the form tabled at the meeting and initialled by the Chairman of the meeting for the purposes of identification and the responsible entity of Australand Property Trust is authorised to execute and lodge with the Australian Securities and Investments Commission a supplemental deed poll to give effect to these amendments to the constitution of Australand Property Trust."

26

APT general meeting - resolution 2

"That, subject to the passing of resolution 1 in the Notice of Meeting convening this meeting, the proposal described in the Explanatory Memorandum accompanying the Notice of Meeting convening this meeting as the "Merger Proposal", under which shares in Australand Holdings Limited and units in Australand Property Trust will be stapled to units in either both of Australand Wholesale Property Trust No. 4 and Australand Property Trust No. 5 (and which includes transactions under which a capital distribution from Australand Property Trust will be applied on behalf of unitholders to acquire units in either or both of Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5), on the terms and subject to the conditions of the Merger Proposal, is approved for all purposes."

AUSTRALAND

APT general meeting - proxies (by value)

Resolution	For (by value)	Against (by value)	Open (by value)	Abstain (by value)
1	590,584,812	395,295	8,791,150	859,129
2	590,493,288	403,424	8,893,388	840,285

82 - 4507

APT general meeting - voting card



AUSTRALAND

AUSTRALAND PROPERTY GROUP

Security Holder Meetings

27 September 2005



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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	27-Sep-2005 18:42:28
Announcement No.	00087

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand Property Group – "Australand Receives Security Holder Approval to Merge with AWPT4 and AWPT5 and Advises Outcome of Resolutions put to Security Holder Meetings"
Description	CapitaLand Limited's subsidiary, Australand Property Group, has today issued an announcement on the above matter, as attached for information.
Attachments:	APG-ASXannouncement27Sep05approvaltostapleAWPT4andAWPT5andresultsofpolls.pdf Total size = **58K** (2048K size limit recommended)

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AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

27 September 2005

AUSTRALAND RECEIVES SECURITY HOLDER APPROVAL TO MERGE WITH AWPT4 AND AWPT5 AND ADVISES OUTCOME OF RESOLUTIONS PUT TO SECURITY HOLDER MEETINGS

Australand Property Group is pleased to announce that it has today received Security Holder approval to merge the Group with Australand Wholesale Property Trust No. 4 (**AWPT4**) and Australand Wholesale Property Trust No. 5 (**AWPT5**) (**Merger Proposal**). The Unitholders of AWPT4 and AWPT5 have also today approved the Merger Proposal.

Commenting on the outcome of the meetings today, Mr. Brendan Crotty said: "Today's overwhelming approval by security holders is a resounding endorsement of the Group's strategy of increasing the level of recurrent investment property income, so as to be greater than development income by 2007 and increasing to 65% of total Group earnings in the medium term. On completion of the Merger Proposal, the Group's investment property portfolio will be valued at approximately $1.1 billion, which has been largely developed in house over the past four years. The capacity to generate new income producing properties at a similar rate for the foreseeable future, continues to be one of the Group's major strategic advantages", Mr. Crotty said.

The specific details of the voting on each resolution at each Security Holder meeting held today, at which approval of the Merger Proposal was received, is set out below.

Final approval of the Merger Proposal is to be sought from the Supreme Court of New South Wales on 29 September 2005. Following final approval of the Merger Proposal, Australand security holders will receive a special dividend of 1 cent per share from Australand Holdings Limited and a capital distribution of approximately 20 cents per unit from Australand Property Trust and these monies will be compulsorily applied to the acquisition of a new AWPT4 unit for $0.14746 and a new AWPT5 unit for $0.06405 for each Australand Property Group stapled security held, which will be stapled to the existing Australand Property Group stapled securities to form New Stapled Securities.

The record date to determine security holders who are entitled to participate in the Merger Proposal is expected to be on Tuesday, 11 October 2005. That is, security holders on the register on this date, who are residents of Australia, Singapore and New Zealand and other Complying Jurisdictions, as advised to the ASX on 21 September 2005 (namely China, Denmark, Germany, Hong Kong, Indonesia, Japan, Papua New Guinea, Poland, Solomon Islands, South Africa, Sweden and Thailand), will participate in the Merger Proposal.

FOREIGN SECURITY HOLDERS

Under the Merger Proposal, each Australand Property Group Security Holder who is a resident of a jurisdiction other than Australia, Singapore, New Zealand and other Complying Jurisdictions as noted above, will have their existing Australand Property Group Stapled Securities transferred to a Cashout Bank, which will be issued the relevant AWPT4 Units and AWPT5 Units in respect of those Australand Property Group Stapled Securities.

AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696)
AUSTRALAND PROPERTY LIMITED (ABN 90 105 462 137) (AFS LICENCE NO. 231130) AS THE RESPONSIBLE ENTITY OF AUSTRALAND PROPERTY TRUST (ARSN 106 680 424)
LEVEL 3, 1C HOMEBUSH BAY DRIVE, RHODES NSW 2138

The Cashout Bank will then sell the resulting New Stapled Securities on ASX as soon as reasonably practicable after implementation of the Merger Proposal (expected to be on 12 October 2005) and account to the Foreign Security Holders for the proceeds of the sale.

EXPECTED TIMETABLE FOR COMPLETION

The expected timetable for completion of the Merger Proposal (subject to Court approval) is as follows:

Final Court approval	29 September 2005
Last day of trading in existing Stapled Securities	4 October 2005
AWPT4 and AWPT5 admitted to the ASX and SGX-ST official lists	5 October 2005
Deferred settlement trading in New Stapled Securities commences on an ex-entitlement basis	5 October 2005
Record date for implementation of the Merger Proposal	11 October 2005
Merger Proposal implementation	12 October 2005
Holdings statements despatched for New Stapled Securities	18 October 2005
Trading in New Stapled Securities commences on a normal basis	19 October 2005

RESULTS OF SECURITY HOLDER MEETINGS HELD ON TUESDAY, 27 OCTOBER 2005

In accordance with ASX Listing Rule 3.13.2, Australand Property Group advises that the resolutions contained in the Notices of Meetings, each dated and lodged with the ASX on 18 August 2005 for the following meetings:

- Australand Holdings Limited Court-ordered Share Scheme Meeting;
- Australand Holdings Limited General Meeting;
- Australand Property Trust General Meeting;
- Australand Wholesale Property Trust No. 4 Unitholder Meeting; and
- Australand Wholesale Property Trust No. 5 Unitholder Meeting

were passed by the required majorities. All resolutions were decided on a poll.

The Information required by section 251AA(2) of the Corporations Act 2001 (Cwlth) in respect of each resolution passed at each meeting is set out below:

AUSTRALAND HOLDINGS LIMITED COURT-ORDERED SHARE SCHEME MEETING

RESOLUTION: SHARE SCHEME OF ARRANGEMENT

To consider and, if thought fit, to pass a resolution in the following terms:

"That, pursuant to section 411 of the Corporations Act 2001 (Cwlth), the scheme of arrangement proposed to be made between Australand Holdings Limited and each of the holders of its ordinary shares to effect, amongst other things, the application of the proceeds of a special dividend towards part payment of the application price for units in either or both of Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5 as more particularly set out in the Explanatory Memorandum accompanying the Notice of Meeting convening this meeting is approved (with or without modification as approved by the Supreme Court of New South Wales)."

	For	Against	Open	Abstain
Total number of proxy votes exercisable by all proxies validly appointed:	593,492,417	391,061	8,868,583	1,020,568
Total number of votes cast on the poll:	604,107,769	391,061	-	-

AUSTRALAND HOLDINGS LIMITED GENERAL MEETING

RESOLUTION 1: APPROVAL OF REPLACEMENT AUSTRALAND CONSTITUTION

To consider and, if thought fit, to pass a special resolution of Australand in the following terms:

"That the document submitted to the meeting and initialled by the Chairman of the meeting for the purposes of identification is adopted as the constitution of Australand Holdings Limited ("Australand") in substitution for the present constitution of Australand (which is repealed), with effect on and from the time (if any) at which an order of the Supreme Court of New South Wales ("Court") is made approving the proposed scheme of arrangement between Australand and each holder of its ordinary shares to be considered at a meeting of ordinary shareholders of Australand on or about 27 September 2005."

	For	Against	Open	Abstain
Total number of proxy votes exercisable by all proxies validly appointed:	583,895,640	401,834	8,881,583	988,338
Total number of votes cast on the poll:	594,526,992	401,834	-	-

RESOLUTION 2: APPROVAL OF STAPLING OF AWPT4 AND AWPT5

To consider and, if thought fit, to pass a special resolution of Australand in the following terms:

"That Australand Holdings Limited ("Australand") is authorised to staple units in either or both of Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5 and units in Australand Property Trust to ordinary shares in Australand, with effect on and from the date (if any) of the implementation of the proposed scheme of arrangement between Australand and each holder of its ordinary shares to be considered at a meeting of ordinary shareholders of Australand on or about 27 September 2005."

	For	Against	Open	Abstain
Total number of proxy votes exercisable by all proxies validly appointed:	583,991,252	417,850	8,779,894	978,399
Total number of votes cast on the poll:	594,516,315	422,450	-	-

RESOLUTION 3: APPROVAL OF STAPLING DEED

To consider and, if thought fit, to pass an ordinary resolution of Australand in the following terms:

"That Australand Holdings Limited ("Australand") and any entity it controls be authorised and approved to make the stapling deed in the form of the copy produced to the meeting and initialled by the Chairman of the meeting for the purposes of identification ("Stapling Deed") and give financial benefits under or contemplated by the Stapling Deed or pursuant to any

transaction entered into in accordance with or contemplated by the Stapling Deed to any related party of Australand including, without limitation, to the responsible entities of Australand Property Trust ("APT") and, if the units in Australand Wholesale Property Trust No. 4 ("AWPT4") are stapled to shares in Australand and units in APT, AWPT4, and if the units in Australand Wholesale Property Trust No. 5 ("AWPT5") are stapled to shares in Australand and units in APT, AWPT5, and any of their controlled entities, and to CapitaLand Limited and its controlled entities and to the directors of Australand receiving consequential of indirect financial benefits from holding stapled securities (comprising shares in Australand and units in Australand Property Trust and either or both of AWPT4 and AWPT5)."

	For	Against	Open	Abstain
Total number of proxy votes exercisable by all proxies validly appointed:	583,994,381	405,650	8,779,894	987,470
Total number of votes cast on the poll:	594,519,444	410,250	-	-

AUSTRALAND PROPERTY TRUST GENERAL MEETING

RESOLUTION 1: APPROVAL OF AMENDMENTS TO APT CONSTITUTION

To consider and, if thought fit, to pass a special resolution of APT in the following terms:

"That, subject to and with effect from the time (if any) at which an order of the Supreme Court of New South Wales is made approving the proposed scheme of arrangement between Australand Holdings Limited ("Australand") and each holder of its ordinary shares to be considered at a meeting of ordinary shareholders of Australand on or about 27 September 2005, the constitution of Australand Property Trust is amended in accordance with the provisions of the supplemental deed poll in the form tabled at the meeting and initialled by the Chairman of the meeting for the purposes of identification and the responsible entity of Australand Property Trust is authorised to execute and lodge with the Australian Securities and Investments Commission a supplemental deed poll to give effect to these amendments to the constitution of Australand Property Trust."

	For (by value)	Against (by value)	Open (by value)	Abstain (by value)
Total number of proxy votes exercisable by all proxies validly appointed:	$590,584,812	$395,295	$8,791,150	$859,129
Total number of votes cast on the poll (by value):	$601,220,752	$395,295	-	-

RESOLUTION 2: APPROVAL OF MERGER PROPOSAL

To consider and, if thought fit, to pass a special resolution of APT in the following terms:

"That, subject to the passing of resolution 1 in the Notice of Meeting convening this meeting, the proposal described in the Explanatory Memorandum accompanying the Notice of Meeting convening this meeting as the "Merger Proposal", under which shares in Australand Holdings Limited and units in Australand Property Trust will be stapled to units in either both of Australand Wholesale Property Trust No. 4 and Australand Property Trust No. 5 (and which includes transactions under which a capital distribution from Australand Property Trust will be applied on behalf of unitholders to acquire units in either or both of Australand Wholesale Property Trust No. 4 and Australand Wholesale Property Trust No. 5), on the terms and subject to the conditions of the Merger Proposal, is approved for all purposes."

	For (by value)	Against (by value)	Open (by value)	Abstain (by value)
Total number of proxy votes exercisable by all proxies validly appointed:	$590,493,288	$403,424	$8,893,388	$840,285
Total number of votes cast on the poll (by value):	$601,231,467	$403,424	-	-

AUSTRALAND WHOLESALE PROPERTY TRUST NO.4 UNITHOLDER MEETING

RESOLUTION 1: AMENDMENTS TO AWPT4 CONSTITUTION

To consider and, if thought fit, to pass a special resolution in the following terms:

"That subject to and with effect from the time (if any) at which the order of the Supreme Court of New South Wales is made approving the proposed scheme of arrangement between Australand Holdings Limited ("Australand") and each holder of its ordinary shares considered at a meeting of the ordinary shareholders of Australand on or about 27 September 2005, the constitution of Australand Wholesale Property Trust No. 4 ("AWPT4") is amended in accordance with the provisions of the supplemental deed poll in the form tabled at the meeting and initialled by the Chairman of the meeting for the purposes of identification and the responsible entity of AWPT4 is authorised to execute and lodge with the Australian Securities and Investments Commission the supplemental deed poll to give effect to these amendments to the constitution."

	For (by value)	Against (by value)	Open (by value)	Abstain (by value)
Total number of proxy votes exercisable by all proxies validly appointed:	$35,118,290	$1,405,200	$7,201,650	0
Total number of votes cast on the poll (by value):	$42,554,140	$1,405,200	-	-

RESOLUTION 2: APPROVAL OF AWPT4 MERGER PROPOSAL

To consider and, if thought fit, to pass an ordinary resolution in the following terms:

"That, subject to the supplemental deed poll referred to in Resolution 1 in the Notice of Meeting convening this meeting having been lodged with the Australian Securities and Investments Commission, the proposal described in the Explanatory Memorandum accompanying the Notice of Meeting convening this meeting as the "AWPT4 Merger Proposal", which includes transactions under which units in Australand Wholesale Property Trust No. 4 ("AWPT4") will be subdivided and issued to shareholders in Australand Holdings Limited and unitholders in Australand Property Trust and all units in AWPT4, other than those held by Australand Holdings Limited, Australand Property Trust or their controlled entities and those issued under the AWPT4 Merger Proposal, will be redeemed on the terms and subject to the conditions of the AWPT4 Merger Proposal, is approved for all purposes."

	For (by value)	Against (by value)	Open (by value)	Abstain (by value)
Total number of proxy votes exercisable by all proxies validly appointed:	$36,137,060	$1,463,750	$6,124,330	0
Total number of votes cast on the poll (by value):	$42,495,590	$1,463,750	-	-

AUSTRALAND WHOLESALE PROPERTY TRUST NO.5 UNITHOLDER MEETING

RESOLUTION 1: AMENDMENTS TO AWPT5 CONSTITUTION

To consider and, if thought fit, to pass a special resolution in the following terms:

"That subject to and with effect from the time (if any) at which the order of the Supreme Court of New South Wales is made approving the proposed scheme of arrangement between Australand Holdings Limited ("Australand") and each holder of its ordinary shares considered at a meeting of the ordinary shareholders of Australand on or about 27 September 2005, the constitution of Australand Wholesale Property Trust No. 5 ("AWPT5") is amended in accordance with the provisions of the supplemental deed poll in the form tabled at the meeting and initialled by the Chairman of the meeting for the purposes of identification and the responsible entity of AWPT5 is authorised to execute and lodge with the Australian Securities and Investments Commission the supplemental deed poll to give effect to these amendments to the constitution."

	For (by value)	Against (by value)	Open (by value)	Abstain (by value)
Total number of proxy votes exercisable by all proxies validly appointed:	$18,237,400	$679,250	$3,686,475	0
Total number of votes cast on the poll (by value):	$22,013,875	$679,250	-	-

RESOLUTION 2: APPROVAL OF AWPT5 MERGER PROPOSAL

To consider and, if thought fit, to pass an ordinary resolution in the following terms:

"That, subject to the supplemental deed poll referred to in Resolution 1 in the Notice of Meeting convening this meeting having been lodged with the Australian Securities and Investments Commission, the proposal described in the Explanatory Memorandum accompanying the Notice of Meeting convening this meeting as the "AWPT5 Merger Proposal", which includes transactions under which units in Australand Wholesale Property Trust No. 5 ("AWPT5") will be subdivided and issued to shareholders in Australand Holdings Limited and unitholders in Australand Property Trust and all units in AWPT5, other than those held by Australand Holdings Limited, Australand Property Trust or their controlled entities and those issued under the AWPT5 Merger Proposal, will be redeemed on the terms and subject to the conditions of the AWPT5 Merger Proposal, is approved for all purposes."

	For (by value)	Against (by value)	Open (by value)	Abstain (by value)
Total number of proxy votes exercisable by all proxies validly appointed:	$18,450,900	$679,250	$3,562,975	0
Total number of votes cast on the poll (by value):	$22,013,875	$679,250	-	-

---

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, WEALTHY ICON SDN. BHD.

CapitaLand Limited ("CapitaLand') wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Malaysia:-

Name	:	Wealthy Icon Sdn. Bhd.
Principal Activity	:	Investment Holding
Authorised Share Capital	:	RM100,000 divided into 100,000 ordinary shares of RM1 each
Issued and Paid-up Share Capital	:	RM2 comprising 2 ordinary shares of RM1 each

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
29 September 2005

CapitaLand

For Immediate Release
29 September 2005

NEWS RELEASE

CapitaLand acquires prime office property in Malaysia's Central Business District

Suitable candidate for a REIT

Singapore, 29 September 2005 – CapitaLand Commercial and Integrated Development Limited (CCID), a wholly-owned subsidiary of CapitaLand Limited (CapitaLand), has signed an agreement to purchase a prime freehold office tower in Kuala Lumpur, Malaysia for RM112.5 million (S$50 million). Completion of the purchase is subject to the approval of the relevant Malaysian authorities. The 12-storey office building, Wisma Technip, was purchased from Mega Maju Sdn Bhd, a subsidiary of the Goldhill Group of Companies. CCID also owns a 30 percent stake in the 50-storey Menara Citibank office building located in Kuala Lumpur's Golden Triangle.

Wisma Technip enjoys a strategic location at the perimeter of the Golden Triangle of Kuala Lumpur, about 1.5 kilometres from the KL City Centre and directly opposite the Royal Selangor Golf Club. Linked by the key road arteries of Jalan Tun Razak and Jalan Inai, the building offers easy access to financial institutions, hotels, restaurants, and major shopping areas in the central business district. Wisma Technip's 233,000 square feet of net lettable area is currently fully occupied.

Mr Martin Tan, CEO of CapitaLand Commercial and Integrated Development, said, "Wisma Technip is a prime office property with a strategic location in KL's Central Business District and this is a timely purchase. The office market in the city has picked up significantly since the Asian financial crisis in 1997 and demand for investment grade office properties is on the uptrend. Wisma Technip, being well-leased, is a suitable candidate for a REIT to own. We are confident that occupancies and rentals for good quality office space will increase and are actively looking out for more acquisition opportunities in Kuala Lumpur."

CapitaLand's presence in Malaysia

CapitaLand has a 30 percent stake in the 50-storey Menara Citibank office building located in Kuala Lumpur's Golden Triangle and manages the popular Gurney Plaza Mall in Penang. In addition, through CapitaLand Financial, it is involved in the Hampshire Residences, Kiaraville and the Marc Serviced Residence projects in Malaysia. CapitaLand Financial has an indirect stake in these developments and provides project design, marketing and management advisory services. Through UM Land, an established developer listed on the main board of Bursa Malaysia Securities Berhad, it owns an interest in housing projects including three townships – Bandar Seri Alam in Johor Bahru, Bandar Seri Putra in Kuala Lumpur and Seri Austin in Johor Bahru – and the Bukit Seri Ceylon condominium. More recently, CapitaLand was involved in Suasana Sentral Loft, the second phase of the Suasana Sentral development in Kuala Lumpur.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia, Europe and the Americas. The company's property and hospitality portfolio spans more than 90 cities in 28 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

Visit www.capitaland.com for more details.

Issued by	:	**CapitaLand Limited *(Regn. No.: 198900036N)***
Date	:	**29 September 2005**

Media Contact

Julie Ong
Communications
DID : (65) 68233541; Mobile : (65) 97340122
Email : julie.ong@capitaland.com.sg

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Sep-2005 17:16:19
Announcement No.	00032

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand Property Group – "Australand Receives Court Approval for Merger Proposal"
Description	CapitaLand Limited's subsidiary, Australand Property Group, has today issued an announcement on the above matter, as attached for information.
Attachments:	APG-ASXannouncement29Sep052ndCourtApproval.pdf Total size = **38K** (2048K size limit recommended)

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AUSTRALAND

AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

29 September 2005

AUSTRALAND RECEIVES COURT APPROVAL FOR MERGER PROPOSAL

Australand Property Group is pleased to announce that the Supreme Court of New South Wales has today issued orders approving the scheme of arrangement between Australand Holdings Limited and its shareholders in relation to the proposal to merge the Group with Australand Wholesale Property Trust No.4 (**AWPT4**) and Australand Wholesale Property Trust No.5 (**AWPT5**) (**Merger Proposal**). The Court also issued orders that Australand Property Limited, as the responsible entity of Australand Property Trust, and Australand Wholesale Investments Limited, as the responsible entity of AWPT4 and AWPT5, would be justified in implementing the Merger Proposal, as approved by resolutions of the Unitholders of the relevant trusts.

As all conditions precedent for the Merger Proposal have now been satisfied, the Merger Proposal will be implemented on Wednesday, 12 October 2005.

Australand advises that it will lodge a copy of the Court's orders with the Australian Securities and Investments Commission on Tuesday, 4 October 2005.

The timetable for the implementation of the Merger Proposal is as follows:

▪ Last day of trading in existing stapled securities	4 October 2005
▪ AWPT4 and AWPT5 admitted to the ASX and SGX-ST official lists	5 October 2005
▪ Deferred settlement trading in New Stapled Securities commences (on ex-entitlement basis)	5 October 2005
▪ Record date for implementation of Merger Proposal	11 October 2005
▪ Merger Proposal Implementation date	12 October 2005
▪ Expected date for dispatch of redemption consideration to AWPT4 and AWPT5 unitholders	14 October 2005
▪ Expected date for dispatch of new holding statements for New Stapled Securities	18 October 2005
▪ Trading in New Stapled Securities on a normal T+3 basis commences	19 October 2005

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

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* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Sep-2005 13:02:01
Announcement No.	00025

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Completion of the Sale of the Hotel Business to Colony HR Acquisitions, LLC"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	Raffles.annc.30Sep05.pdf Raffles.newsrelease.30Sep05.pdf Total size = **49K** (2048K size limit recommended)

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RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company No. 1995006093G

COMPLETION OF THE SALE OF THE HOTEL BUSINESS TO COLONY HR ACQUISITIONS, LLC

The Board of Directors ("**Board**") of Raffles Holdings Limited (the "**Company**" or "**RHL**") refers to the announcement dated 18 July 2005 (the "**Announcement**") in relation to, *inter alia*, the sale of the Company's entire equity interest in its hotel ownership operations, hotel management operations, hotel minority investments and other ancillary businesses related to the hospitality sector (the "**Hotel Business**") for an enterprise value of S$1.72 billion to Colony HR Acquisitions, LLC, an affiliate of Colony Capital, LLC ("**Colony Capital**"). The Board is pleased to announce that the proposed sale of the Hotel Business to Colony has been completed today.

Unless otherwise defined, capitalised terms used in this announcement bear the same meaning as those used in the Announcement dated 18 July 2005.

As a result of the sale of the Hotel Business:

(a) the companies set out in Part 1 of Appendix 1 hereto have ceased to be subsidiaries and the companies set out in Part 2 of Appendix 1 hereto have ceased to be associated companies of the Company;

(b) the senior management staff related to the Hotel Business, namely Messrs Diana Ee-Tan, Meinhard Huck, Peter Henley, Tommy Ng, Tan Choon Kwang and Emily Chin, will remain with the Hotel Business and will therefore no longer be part of the RHL group of companies; and

(c) Ms Emily Chin will step down as Company Secretary of the Company with effect from the date hereof and Ms Wong Lai Kuen will be appointed as Company Secretary on the same day.

BY THE ORDER OF THE BOARD

Wong Lai Kuen
Company Secretary
Singapore
30 September 2005

APPENDIX 1

Part 1

1. Stamford Hotels Pte Ltd
2. Raffles International Limited
3. Raffles Centre (Private) Limited
4. Resorts International (1997) Pte Ltd
5. Raffles Corporation (Australasia) Pte Ltd
6. Raffles Corporation (Germany) Pte Ltd
7. RHL E-Ventures Pte Ltd
8. Raffles Corporation (USA) Pte Ltd
9. Raffles Corporation (Switzerland) Pte Ltd
10. Raffles Corporation (Japan) Pte. Ltd.
11. Raffles Corporation (Thailand) Pte. Ltd.
12. Raffles Corporation (Europe) Pte. Ltd.
13. Merchant Quay Pte Ltd
14. Raffles International (Australasia) Pty Limited
15. Raffles International Hotels & Resorts (Thailand) Co. Ltd.
16. Raffles Knowledge Pte. Ltd.
17. Raffles International (St. Vincent & The Grenadines) Inc.
18. Raffles International (Russia) Pte. Ltd.
19. Swissôtel (Russia) AG
20. Raffles Hotel (1886) Ltd.
21. Raffles Grand Hotel Pte Ltd
22. Raffles Royal Hotel Pte Ltd
23. MCH Services (Sydney) Pte Ltd

24. Hotels & Resorts (Australasia) Pty Limited

25. MCH (Sydney) Trust

26. "Vier Jahreszeiten" Grundstuckgesellschaft mbH

27. Hotel "Vier Jahreszeiten" von Friedrich Haerlin GmbH

28. hospitalitybex pte ltd

29. Burton Way Hotel, Inc.

30. Swissôtel Holding AG

31. Sodereal Holding SA

32. Swissôtel Management AG

33. Swissôtel Management Corporation

34. Swissôtel Japan K.K.

35. Swissôtel (Hong Kong) Limited

36. Swissôtel Limited

37. Swissôtel Berlin GmbH

38. Societe Montreux-Palace S.A.

39. Hotel International AG

40. Le Plaza Basel AG

41. Swissôtel Amsterdam B.V.

42. Rheinpark Plaza Neuss GmbH

43. Swissôtel Management (USA) L.L.C.

44. Swissôtel Management (South America) L.L.C.

45. Swissôtel Employment Services L.L.C.

46. Swissôtel Osaka Nankai KK

47. OÜ Swissõtel Estonia

48. Raffles Hotel Management (Shanghai) Co., Ltd

Part 2

1. RC Hotels (Pte) Ltd
2. RC Spa Pte Ltd
3. International Hotel Management School Pte. Ltd.
4. Hotelera Costa Del Pacifico S.A.
5. HOV Hotelera Quito S.A.
6. Huaxia Swissôtel Management Co. Ltd
7. Raffles Properties (Thailand) Company Limited
8. Raffles Villa (Thailand) Company Limited
9. Raffles Development (Thailand) Company Limited

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Raffles HOLDINGS

A Member of CapitaLand

NEWS RELEASE

RAFFLES HOLDINGS SUCCESSFULLY COMPLETES THE SALE OF HOTEL BUSINESS TO COLONY CAPITAL FOR ENTERPRISE VALUE OF S$1.72 BILLION

SINGAPORE, 30 SEPTEMBER 2005 - Further to the announcement on 18 July 2005, the Board of Raffles Holdings Limited ("RHL") is pleased to announce that it has successfully completed the divestment of its Hotel Business ("Transaction") to Colony Capital, LLC ("Colony Capital") at an enterprise value of S$1.72 billion today.

Under the terms of the Transaction, RHL receives an aggregate consideration of S$1.45 billion in cash for its entire equity interest in its Hotel Business. Based on the pro forma net tangible assets ("NTA") of the Hotel Business as at 31 December 2004, the aggregate consideration implies a 64% premium to NTA and gross proceeds of S$0.69 per RHL share.

With the completion of the Transaction, RHL will continue to own a 45% direct equity interest in Tincel Properties which owns Raffles City Complex, a 320,656 square metre multi-use development which comprises two hotels, a convention centre and a retail office complex; and manage the retail and office components of the Complex. In 2004, Tincel Properties generated a total operating profit of S$96.3 million.

"We are delighted that the Transaction has been smoothly and successfully completed," said Jennie Chua, President & CEO of Raffles Holdings Limited. "This Transaction has unlocked significant value from the Hotel Business for shareholders and it is another milestone in the Group's continuing efforts to create and unlock shareholder value."

“After the Transaction, Raffles Holdings will continue to have sizeable business and strong earnings from Tincel Properties and a strong balance sheet to fund future growth and development. As previously announced, the Board of Directors has already set up a special Board committee and appointed advisor to explore various business options for the Group going forward.”

“I would like to convey my best wishes to all my colleagues with the Hotel Business who are joining Colony Capital and to thank them for their past contributions to Raffles Holdings. For those colleagues remaining with Raffles Holdings, I look forward to your continued support as we enter more exciting times ahead and steer the Group towards a new chapter,” Ms Chua added.

# # #

About Raffles Holdings Limited (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a company headquartered in Singapore and listed on the Singapore Stock Exchange. It has a 45% direct equity interest in Tincel Properties (Private) Limited, which owns Raffles City Complex, a multi-use development located in Singapore's prime business district which the Company manages.

The 320,656 square metre Raffles City Complex comprises two hotels (with a total of 2,046 rooms), a office tower block (with a net leaseable space of 35,247 square metres), a retail complex (with a net leaseable space of 27,682 square metres) and a convention centre.

About CapitaLand Limited

CapitaLand is one of the largest property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's property and hospitality portfolio spans 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include the Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

For more information, please contact:

Jeanette Pang (Ms)
Investor Relations

Raffles Holdings Limited
(Regn. No.: 199506093G)
2 Stamford Road #06-01
Raffles City Convention Centre
Singapore 178882
Tel: (65) 6430 1357
Fax: (65) 6339 2912
E-mail: jeanette.pang@raffles.com

Or visit our website at www.rafflesholdings.com

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Sep-2005 18:04:36
Announcement No.	00096

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Completion of sale of interest in Riveredge Development Pte. Ltd.
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CL.annc.30Sep05.pdf Total size = **51K** (2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF SALE OF INTEREST IN RIVEREDGE DEVELOPMENT PTE. LTD.

On 26 August 2005, CapitaLand Limited ("CapitaLand") announced that it had signed an agreement with OKS Capital Pte Ltd ("OKS Capital") to sell to OKS Capital 450,000 ordinary shares of S$1 each in the issued share capital of Riveredge Development Pte. Ltd. (formerly known as Ghim Li Property Pte Ltd) ("Riveredge Development") (the "Transaction").

CapitaLand wishes to further announce the completion of the Transaction today. Following the completion, Riveredge Development has ceased to be an indirect subsidiary of CapitaLand.

The Transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2005.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
30 September 2005

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Sep-2005 18:21:50
Announcement No.	00106

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, Australand Property Group – "(1) Australand Holdings Limited Replacement Constitution; (2) Australand Property Trust Consolidated Constitution; (3) Australand Wholesale Property Trust No 4 Consolidated Constitution; (4) Australand Wholesale Property Trust No 5 Consolidated Constitution; and (5) Australand Wholesale Property Trust No 4 and Australand Wholesale Property Trust No 5 Admission to the Official List on ASX"
Description	CapitaLand Limited's subsidiary, Australand Property Group, has today issued announcements on the above matters, as attached for information.
Attachments:	APG1-ASXannouncement30Sep05ReplacementAHLConstitution.pdf APG2-ASXannouncement30Sep05ConsolidatedAPTConstitution.pdf APG3-ASXannouncement30Sep05ConsolidatedAWPT4Constitution.pdf APG4-ASXannouncement30Sep05ConsolidatedAWPT5Constitution.pdf APG5-ASXannouncement30Sep05Securityholderinformation.pdf Total size = **948K** (2048K size limit recommended)

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AUSTRALAND AUSTRALAND PROPERTY GROUP

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ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

30 September 2005

AUSTRALAND HOLDINGS LIMITED REPLACEMENT CONSTITUTION

Attached is a copy of the replacement Constitution for Australand Holdings Limited as approved by security holders on 27 September 2005.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: + 61 2 9767 2182
email: pmackey@australand.com.au

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MALLESONS STEPHEN JAQUES

Australand Holdings Limited Constitution

Dated: 27 September 2005

Australand Holdings Limited (ABN 12 008 443 696)

A Company Limited by Shares

AUSTRALAND

Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T + 61 2 9296 2000
F + 61 2 9296 3999
DX 113 Sydney
www.mallesons.com
Ref: GRG:SDS:RMK:BHM

Australand Holdings Limited Constitution
Contents

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82-4507

Australand Holdings Limited Constitution

1 Share capital and variation of rights

1.1 Directors to issue shares

The issue of shares in the Company is under the control of the Directors who:

(a) may issue or dispose of shares to any person at any time and on any terms and conditions and having attached to them any preferred, deferred or other special rights or restrictions, whether with regard to dividend, voting, return of capital or otherwise, as the Directors think fit;

(b) may grant to any person an option over shares or pre-emptive rights at any time and for any consideration as they think fit; and

(c) have the right to settle the manner in which fractions of a share, however arising, are to be dealt with,

subject to the Stapling Provisions, the Corporations Act, the Listing Rules and any special rights conferred on the holders of any shares or class of shares.

1.2 Preference shares

The Company may not issue any preference shares nor may any issued shares be converted into preference shares unless the rights of the holders of the preference shares with respect to repayment of capital, participation in surplus assets and profits, cumulative or non-cumulative dividends, voting and priority of payment of capital and dividend in relation to other shares or other classes of preference shares are set out in Annexure A or are approved in accordance with the Corporations Act.

1.3 Redeemable preference shares

Subject to the Corporations Act, the Company may issue preference shares which are, or at the option of the Company are to be liable, to be redeemed on such terms and conditions and in such manner as the Directors determine before the issue thereof.

1.4 *Issue of further shares - no variation*

The rights conferred on the holders of the shares of any class are not to be taken as varied by the issue of further shares ranking equally with the first-mentioned shares unless:

(a) expressly provided by the terms of issue of the first-mentioned shares; or

(b) required by the Corporations Act or the Listing Rules.

For the purposes of clause 246C(6) of the Corporations Act, the Company is authorised to issue from time to time new preference shares that rank equally with existing preference shares. For the avoidance of doubt, an issue of new preference shares that rank equally with existing preference shares will not be taken to vary the rights attached to the existing preference shares.

1.5 Class Meetings

The provisions of this Constitution relating to general meetings apply so far as they are capable of application and with any necessary changes to every separate meeting of the holders of a class of shares except that:

(a) a quorum is constituted by at least two persons who, between them, hold or represent one-third of the issued shares of the class (unless only one person holds all of the shares of the class, in which case that person constitutes a quorum); and

(b) any holder of shares of the class, present in person or by proxy, or attorney or Representative, may demand a poll.

1.6 Non-recognition of interests

Except as required by law, the Company is not required to recognise:

(a) a person as holding a share on any trust; or

(b) any other interest in any share or any other right in respect of a share except an absolute right of ownership in the registered holder, whether or not it has notice of the interest or right.

1.7 Joint holders of shares

Where two or more persons are registered as the joint holders of shares then they are taken to hold the shares as joint tenants with rights of survivorship, but the Company is not bound:

(a) to register more than three persons as joint holders of a share; or

(b) to issue more than one certificate or holding statement in respect of shares jointly held.

1.8 Ordinary Shares

The holders of the Ordinary Shares shall:

(a) be entitled to receive notice of and attend any meeting of the Company and shall be entitled to vote on all matters;

(b) be entitled to such dividends as may be declared by the Directors from time to time; and

(c) in the event of the winding up or dissolution of the Company, whether voluntary or involuntary or for the reorganisation or otherwise or upon the distribution of capital, after the capital paid up on preference shares on issue (if any) has been paid to the holders of

these shares, be entitled *pari passu* to receive a distribution of capital paid up on the Ordinary Shares and to share *pari passu* in the surplus assets of the Company.

1.9 No share buy-backs without redemption of Attached Securities

The Company may not buy back or cancel its shares unless the corresponding Attached Securities are also bought back or redeemed at the same time as well.

2 Issue of Australand Property Group Stapled Securities

2.1 Paramountcy

The provisions of this Part 2 apply notwithstanding the provisions of Part 1.

2.2 Stapling

From the Stapling Commencement Date, each Ordinary Share will be Stapled to one of each category of Attached Security to form an Australand Property Group Stapled Security.

Each Ordinary Share (if any) allotted and issued before Stapling applies will from the Stapling Commencement Date become Stapled to one of each category of Attached Security to form an Australand Property Group Stapled Security.

If further Attached Securities are from time to time Stapled to the Ordinary Shares, or if Attached Securities are unstapled from the Shares, the intention is that, so far as the law permits, an Ordinary Share and one of each of the Attached Securities which are stapled together shall be treated as one security (Australand Property Group Stapled Security).

While Stapling applies, the number of issued Ordinary Shares must equal the number of issued Attached Securities of each category at that time but disregarding any Attached Securities held by or on behalf of the Company, a Stapled Entity or its subsidiaries.

This Part 2 does not restrict the issue of shares which are not Ordinary Shares. Only Ordinary Shares will be stapled to Attached Securities.

2.3 Registration

The Australand Property Group Stapled Securities must be registered in the Australand Property Group Stapled Security Register and subject to articles 2.4 and 2.5, the Company must issue a certificate, or a holding statement in accordance with the requirements of the CHESS system, in respect of the Australand Property Group Stapled Securities, identifying the Australand Property Group Stapled Securities to which the certificate relates.

2.4 No issue without corresponding issue of Attached Securities

The Directors may not allot or issue an Ordinary Share unless there is an issue at the same time of an Attached Security of each category to the same person to form an Australand Property Group Stapled Security.

2.5 Partly-paid shares

The Directors may allot or issue any share on the basis that the issue price is payable by instalments. If an Ordinary Share is to be issued as part of an Australand Property Group Stapled Security and the Attached Securities are to be partly paid the Ordinary Share must also be issued as partly paid and with terms for the making and payment of calls which are compatible with the terms of issue of the Attached Securities.

2.6 Shares to remain Stapled

Subject to article 23.10, each issued Ordinary Share will remain Stapled for so long as those shares remain on issue.

The Directors and the Company must neither do any act, matter or thing nor refrain from doing any act, matter or thing if to do so or refrain from doing so, as the case may be, would result directly or indirectly in any Ordinary Share no longer being Stapled to the relevant Attached Securities to form an Australand Property Group Stapled Security. In particular, the Directors and the Company must not re-organise any Ordinary Shares unless at the same time there is a corresponding re-organisation of the relevant Attached Securities that are Stapled to those shares to form Australand Property Group Stapled Securities so that the person holding Ordinary Shares holds an equal number of Attached Securities of each category. For the purposes of this article 2.6, the term "re-organise" has the meaning given in Listing Rules 7.18 to 7.24 (inclusive) and the term "re-organisation" has a corresponding meaning and includes any consolidation, division, cancellation, subdivision, buy back or reduction of any share capital.

2.7 Australand Property Group Stapled Security Register

The Directors must maintain or cause to be maintained the Australand Property Group Stapled Security Register which records the names and addresses of the Members holding Ordinary Shares, the number of Ordinary Shares held, the number of relevant Attached Securities held by the Members and any additional information required by the Corporations Act, the Listing Rules or by the Directors from time to time. The Directors may establish and maintain a Register jointly with the register of holders of each category of Attached Securities, as provided for in the constitutions of each of the respective Stapled Entities.

The Australand Property Group Stapled Security Register will, for so long as Stapling applies, be deemed to constitute part of the Register of Members, and in this case all other provisions of this Constitution applicable to the Register of Members will apply only to any part of the Register of Members kept in addition to the Australand Property Group Stapled Security Register.

The Directors must maintain in accordance with the Corporations Act a Register of Members recording details of any class of shares other than Ordinary Shares.

2.8 Amendment to Stapling Provisions

Without limitation to the provisions of this Constitution or the Corporations Act, no Stapling Provision (including this article 2.8) may be deleted or amended without the approval of a Special Resolution of holders of each category of Attached Securities.

3 Lien

3.1 Lien on share

The Company has a first and paramount lien on every share for:

(a) all due and unpaid calls and instalments in respect of that share;

(b) all money which the Company has been called on by law to pay, and has paid, in respect of that share;

(c) interest at the Prescribed Interest Rate on the amount due from the date it becomes due until payment; and

(d) reasonable expenses of the Company in respect of the default on payment.

3.2 Lien on loans under employee incentive schemes

The Company also has a first and paramount lien on each share registered in the name of the Member for all money payable to the Company by the Member under loans made under an employee incentive scheme.

3.3 Lien on distributions

A lien on a share under article 3.1 or 3.2 extends to all distributions in respect of that share, including dividends.

3.4 Exemption from article 3.1 or 3.2

The Directors may at any time exempt a share wholly or in part from the provisions of article 3.1 or 3.2.

3.5 Extinguishment of lien

The Company's lien on a share is extinguished if a transfer of the share is registered without the Company giving notice of the lien to the transferee.

3.6 Company's rights to recover payments

A Member must reimburse the Company on demand in writing for all payments the Company makes to a government or taxing authority in respect of the Member, the death of a Member or the Member's shares or any

distributions on the Member's shares, including dividends, where the Company is either:

(a) obliged by law to make the relevant payment; or

(b) advised by a lawyer qualified to practice in the jurisdiction of the relevant government or taxing authority that the Company is obliged by law to make the relevant payment.

The Company is not obliged to advise the Member in advance of its intention to make the payment.

3.7 Reimbursement is a debt due

The obligation of the Member to reimburse the Company is a debt due to the Company as if it were a call on all the Member's shares, duly made at the time when the written demand for reimbursement is given by the Company to the Member. The provisions of this Constitution relating to non-payment of calls, including payment of interest and sale of the Member's shares under lien, apply to the debt.

3.8 Sale under lien

Subject to article 3.9, the Company may sell, in any manner the Directors think fit, any share on which the Company has a lien and an equal number of Attached Securities.

3.9 Limitations on sale under lien

A share on which the Company has a lien may not be sold by the Company unless:

(a) an amount in respect of which the lien exists is presently payable; and

(b) the Company has, not less than 14 days before the date of sale, given to the registered holder of the share or the person entitled to the share by reason of the death or bankruptcy of the registered holder, a notice in writing setting out, and demanding payment of, the amount which is presently payable in respect of which the lien exists.

3.10 Transfer on sale under lien

For the purpose of giving effect to a sale under article 3.8, the Company may receive the consideration, if any, given for the share and the Attached Securities so sold and may execute a transfer of the share and the Attached Securities sold in favour of the purchaser of the share and the Attached Securities, or do all such other things as may be necessary or appropriate for it to do to effect the transfer. The purchaser is not bound to see to the application of the purchase money.

3.11 Irregularity or invalidity

The title of the purchaser to the share and the Attached Securities is not affected by any irregularity or invalidity in connection with the sale or disposal of the share and the Attached Securities.

3.12 Proceeds of sale

The proceeds of a sale under article 3.8 must be applied by the Company in payment of the amount in respect of which the lien exists as is presently payable, and the residue, if any, must be paid to the person entitled to the share immediately before the sale.

4 Calls on shares

4.1 Directors to make calls

The Directors may:

(a) make calls on a Member in respect of any money unpaid on the shares of that Member, if the money is not by the terms of issue of those shares made payable at fixed times;

(b) make a call payable by instalments; and

(c) revoke or postpone a call.

4.2 Time of call

A call is taken to be made at the time when the resolution of the Directors authorising the call is passed.

4.3 Members' liability

Each Member must upon receiving not less than the period of notice required by the Listing Rules specifying the time or times and place of payment, pay to the Company at the time or times and place so specified the amount called on that Member's shares.

4.4 Joint holders' liability

The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

4.5 Non-receipt of notice

The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, a Member does not invalidate the call.

4.6 Interest on default

If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest on the sum to the time of actual payment at the Prescribed Interest Rate. The Directors may waive payment of that interest wholly or in part.

4.7 Fixed instalments

Subject to any notice requirements under the Listing Rules, any sum that, by the terms of issue of a share, becomes payable on issue of the share or at a fixed date, is to be taken to be a call duly made and payable on the date on

which by the terms of issue the sum becomes payable. In case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified.

4.8 Differentiation between shareholders as to calls

The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

4.9 Prepayment of calls and interest

The Directors may:

(a) accept from a Member the whole or a part of the amount unpaid on a share although no part of that amount has been called; and

(b) authorise payment by the Company of interest on the whole or any part of an amount so accepted, until the amount becomes payable, at such rate, not exceeding the Prescribed Interest Rate, as is agreed on between the Directors and the Member paying the sum.

4.10 Payment of calls

While Stapling applies any issue of partly paid Ordinary Shares shall be upon the basis that a call will not be regarded as having been validly paid unless any amount payable at the same time in relation to the partly paid Attached Securities is also paid.

5 Forfeiture of shares

5.1 Notice requiring payment of call

If a Member fails to pay a call or instalment of a call on the day appointed for payment of the call or instalment, the Directors may, at any time afterwards during such time as any part of the call or instalment remains unpaid, give a notice to the Member requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs and expenses that may have been incurred by the Company by reason of that non-payment.

5.2 Contents of notice

The notice must name a further day, not earlier than the expiration of 14 days from the date of service of the notice, on or before which the payment required by the notice is to be made and must state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made and an equal number of Attached Securities to which the shares are Stapled will be liable to be forfeited. If the shares are officially quoted by ASX the notice must contain such other information as is required by the Listing Rules (or ASX under the Listing Rules).

5.3 Forfeiture for failure to comply with notice

A share in respect of which the notice under article 5.1 has not been complied with may at any time, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

5.4 Dividends and distributions included in forfeiture

A forfeiture under article 5.3 includes all dividends and other distributions declared or to be made in respect of the forfeited shares and not actually paid or distributed before the forfeiture.

5.5 Sale or re-issue of forfeited shares

Subject to the Corporations Act and the Listing Rules:

(a) a share (other than an Ordinary Share) forfeited under article 5.3 may be sold, re-issued or otherwise disposed of to whom and on such terms as the Directors think fit; and

(b) an Ordinary Share forfeited under article 5.3 (together with the Attached Securities) may be sold or otherwise disposed of as a fully paid Ordinary Share (together with the Attached Securities) at the fair value thereof as determined by the Directors with the balance of the sale price of the Australand Property Group Stapled Security being allocated between the Attached Securities in accordance with the constitution of each Stapled Entity.

5.6 Notice of forfeiture

If any share is forfeited under article 5.3 notice of the forfeiture must be given to the Member holding the share immediately before the forfeiture and an entry of the forfeiture and its date must be made in the Register.

5.7 Surrender instead of forfeiture

The Directors may accept the surrender of any share which they are entitled to forfeit on any terms they think fit and any share so surrendered in this way is taken to be a forfeited share.

5.8 Cancellation of forfeiture

At any time before a sale or disposition of a share, the forfeiture of that share may be cancelled on such terms as the Directors think fit.

5.9 Effect of forfeiture on former holder's liability

A person whose shares have been forfeited:

(a) ceases to be a Member in respect of the forfeited shares and ceases to be a member of each Stapled Entity in respect of the Attached Securities and loses all entitlement to dividends and other distributions or entitlements on the shares and relevant Attached Securities; and

(b) remains liable to pay the Company all money that, at the date of forfeiture, was payable by that person to the Company in respect of the shares, plus interest at the Prescribed Interest Rate from the date of forfeiture and also reasonable expenses of sale but the former Member's liability ceases if and when the Company receives payment in full of all such money and, if applicable, interest in respect of forfeited shares.

5.10 Evidence of forfeiture

A statement in writing declaring that the person making the statement is a director or a secretary of the Company, and that a share in the Company has been forfeited in accordance with this Constitution on the date stated in the statement, is prima facie evidence of the facts stated in the statement as against all persons claiming to be entitled to the share.

5.11 Transfer of forfeited share

The Company may receive the consideration (if any) given for a forfeited share on any sale or disposition of the share and may execute or effect a transfer of the share in favour of the person to whom the share is sold or disposed of and is not obliged to ensure that any part of the money which the person has paid for the share is paid to the former holder of the share.

5.12 Registration of transferee

On the execution of the transfer, the transferee must be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

5.13 Irregularity or invalidity

The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

5.14 Forfeiture applies to non-payment of instalment

The provisions of this Constitution as to forfeiture apply in the case of non-payment of any sum that, by the terms of issue of a share, becomes payable at a fixed time, as if that sum had been payable by virtue of a call duly made and notified.

5.15 Forfeiture of an Attached Security

Where an Attached Security is to be forfeited under this article 5, Directors must consult:

(a) in relation to any Stapled Entity that is a company, the Stapled Entity; and

(b) in relation to any Stapled Entity that is a managed investment scheme, the responsible entity of the Stapled Entity,

in taking action under articles 5.5 ("Sale or re-issue of forfeited shares") and 5.11 ("Transfer of forfeited share").

5.16 Attached Securities

Where the share is an Ordinary Share, a reference to a share in this clause is deemed to be a reference to the Ordinary Share and the Attached Securities where applicable.

6 Transfer of shares

6.1 Forms of instrument of transfer

Subject to the Listing Rules and to this Constitution, shares in the Company are transferable:

(a) in the case of CHESS Approved Securities, in accordance with the CHESS Rules;

(b) by instrument in writing in any usual or common form or in any other form that the Directors approve; or

(c) by any other method of transfer of marketable securities which is recognised by the Corporations Act, ASTC and ASX and is approved by the Directors.

6.2 Execution and delivery of transfer

If an instrument of transfer is to be used to transfer a share in accordance with article 5.1(b), it must be:

(a) a proper instrument of transfer within the meaning of the Corporations Act;

(b) executed by or on behalf of both the transferor and the transferee unless it is a sufficient transfer of marketable securities within the meaning of the Corporations Act; and

(c) left for registration at the share registry of the Company, accompanied by the information the Directors properly require to show the right of the transferor to make the transfer,

and in that event the Company must, subject to the powers vested in the Directors by this Constitution, register the transferee as the holder of the share.

6.3 Effect of registration

Except as provided by the CHESS Rules, a transferor of a share remains the holder of the shares transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the share and a transfer of a share does not pass the right to any dividends declared on the share until registration.

6.4 Company to register forms without charge

The Company must register all registrable transfer forms, split certificates, renunciations and transfers, issue certificates and transmission receipts and mark or note transfer forms without charge except where the issue of a certificate is to replace a lost or destroyed certificate.

6.5 Power to refuse to register

If permitted to do so by the Listing Rules the Directors may:

(a) request ASTC to apply a holding lock to prevent a transfer of CHESS Approved Securities registered on the CHESS subregister; or

(b) refuse to register a transfer of other shares in the Company.

6.6 Obligation to refuse to register

The Directors must:

(a) request ASTC to apply a holding lock to prevent transfer of CHESS Approved Securities registered on the CHESS subregister; or

(b) refuse to register any transfer of other shares in the Company,

if:

(c) the Listing Rules require the Company to do so;

(d) registration of the transfer is prohibited by article 6.10(b);

(e) article 6.16(b) requires the Directors not to register the transfer; or

(f) the transfer is in breach of the Listing Rules or a Restriction Agreement.

6.7 Written notice to security holder of holding lock or refusal

If in the exercise of their rights under articles 5.5 and 5.6 the Directors request application of a holding lock to prevent a transfer of CHESS Approved Securities or refuse to register a transfer of a security they must give written notice of the request or refusal to the holder of the security, the transferee and the broker lodging the transfer, if any. Failure to give such notice does not invalidate the decision of the Directors.

6.8 Company to retain instrument of transfer

The Company must retain every instrument of transfer which is registered for such period as the Directors determine.

6.9 Refusal to register

If the Directors refuse registration of a transfer, the transfer must be returned to the person who deposited it if demand is made within 12 months of the giving of notice of refusal to register unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates.

6.10 Resolution required for proportional takeover provisions

Notwithstanding articles 6.1, 6.2 and 6.3, if offers are made under a proportional takeover bid for securities of the Company in accordance with the Corporations Act:

(a) articles 6.10 to 6.15 apply;

(b) the registration of a transfer giving effect to a takeover contract resulting from acceptance of an offer made under the takeover bid is prohibited unless and until a resolution (an "approving resolution") to approve the bid is passed or taken to be passed in accordance with articles 6.13 or 6.14; and

(c) the Directors must ensure that a resolution to approve the bid is voted on in accordance with articles 6.11 and 6.12 before the fourteenth day before the last day of the bid period.

6.11 Procedure for resolution

The Directors may determine whether the approving resolution is voted on:

(a) at a meeting of persons entitled to vote on the resolution convened and conducted, subject to the provisions of article 6.12, as if it were a general meeting of the Company convened and conducted in accordance with this Constitution and the Corporations Act with such modifications as the Directors determine the circumstances require; or

(b) by means of a postal ballot conducted in accordance with the following procedure:

 (i) a notice of postal ballot and ballot paper must be sent to all persons entitled to vote on the resolution not less than 14 days before the date specified in the notice for closing of the postal ballot, or such lesser period as the Directors determine the circumstances require;

 (ii) the non-receipt of a notice of postal ballot or ballot paper by, or the accidental omission to give a notice of postal ballot or ballot paper to, a person entitled to receive them does not invalidate the postal ballot or any resolution passed under the postal ballot;

 (iii) the notice of postal ballot must contain the text of the resolution and the date for closing of the ballot and may contain any other information the Directors consider appropriate;

 (iv) each ballot paper must specify the name of the person entitled to vote;

 (v) a postal ballot is only valid if the ballot paper is duly completed and:

(A) if the person entitled to vote is an individual, signed by the individual or a duly authorised attorney; or

(B) if the person entitled to vote is a corporation, executed under seal or as permitted by the Corporations Act or under the hand of a duly authorised officer or duly authorised attorney;

(vi) a postal ballot is only valid if the ballot paper and the power of attorney or other authority, if any, under which the ballot paper is signed or a copy of that power or authority certified as a true copy by statutory declaration is or are received by the Company before close of business on the date specified in the notice of postal ballot for closing of the postal ballot at the registered office or share registry of the Company or at such other place as is specified for that purpose in the notice of postal ballot; and

(vii) a person may revoke a postal ballot vote by notice in writing to be received by the Company before the close of business on the date for closing of the postal ballot.

6.12 Persons entitled to vote

The only persons entitled to vote on the approving resolution are those persons who, as at the end of the day on which the first offer under the bid was made, held bid class securities. Each person who is entitled to vote is entitled to one vote for each bid class security held by that person at that time.

Neither the bidder nor any associate of the bidder is entitled to vote on the resolution.

6.13 Resolution passed or rejected

If the resolution is voted on in accordance with articles 6.10 to 6.12 then it is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is to be taken to have been rejected.

6.14 Resolution taken as passed

If a resolution to approve the bid has not been voted on as at the end of the day before the fourteenth day before the last day of the offer period, then a resolution to approve the bid is taken to have been passed in accordance with articles 6.11 to 6.13.

6.15 Takeover articles cease to have effect

Articles 6.11 to 6.14 cease to have effect on the day three years after the later of their adoption or last renewal.

6.16 Effect of Stapling

(a) A transfer of an Ordinary Share will only be accepted as a proper transfer in registrable form if, in addition to the requirements of this

Part 6 or Part 7, as the case may be, the transfer relates to or is accompanied by a transfer or a copy of a transfer of the relevant Attached Securities to which the share is Stapled in favour of the same transferee.

(b) Subject to the ASTC Settlement Rules and the Listing Rules, the Directors must not register a transfer of an Ordinary Share unless the relevant Attached Securities are also to be transferred, or are capable of transfer, simultaneously.

A transfer of an Ordinary Share which is not accompanied by a transfer referred to in article 6.16(a) or a copy of such a transfer of the relevant Attached Securities to which the share is Stapled will be taken to authorise the Company as agent for the transferor to effect in accordance with the provisions of the relevant constitution or constitutions, a transfer of the Attached Securities, to the same transferee.

7 Transmission of shares

7.1 Transmission of shares on death of holder

If a Member who does not own shares jointly dies, the Company will recognise only the personal representative of the Member as being entitled to the Member's interest in the shares.

7.2 Information given by personal representative

If the personal representative gives the Directors the information they reasonably require to establish the representative's entitlement to be registered as a holder of the shares:

(a) the personal representative may:

(i) by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

(ii) by giving a completed transfer form to the Company, transfer the shares to another person; and

(b) the personal representative is entitled, whether or not registered as the holder of the shares, to the same rights as the Member.

On receiving an election under paragraph (a)(i), the Company must register the personal representative as the holder of the shares.

A transfer under paragraph (a)(ii) is subject to the articles that apply to transfers generally.

7.3 Death of joint owner

If a Member who owns shares jointly dies, the Company will recognise only the survivor as being entitled to the Member's interest in the shares. The estate of the Member is not released from any liability in respect of the shares.

7.4 Transmission of shares on bankruptcy

If a person entitled to shares because of the bankruptcy of a Member gives the Directors the information they reasonably require to establish the person's entitlement to be registered as holder of the shares, the person may:

(a) by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

(b) by giving a completed transfer form to the Company, transfer the shares to another person.

On receiving an election under paragraph (a), the Company must register the person as the holder of the shares.

A transfer under paragraph (b) is subject to the articles that apply to transfers generally.

7.5 Transmission of shares on mental incapacity

If a person entitled to shares because of the mental incapacity of a Member gives the Directors the information they reasonably require to establish the person's entitlement to be registered as the holder of the shares:

(a) the person may:

  (i) by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; and

  (ii) by giving a completed transfer form to the Company, transfer the shares to another person; and

(b) the person is entitled, whether or not registered as the holder of the shares, to the same rights as the Member.

On receiving an election under paragraph (a)(i), the Company must register the person as the holder of the shares.

A transfer under paragraph (a)(ii) is subject to the articles that apply to transfers generally.

7.6 Stapling

Notwithstanding any other provision of this Constitution, no person under this article 7 may become a registered holder of Ordinary Shares unless that person is also entitled to become the registered holder of each category of Attached Securities to which those shares are Stapled.

8 General meetings

8.1 Annual general meeting

Annual general meetings of the Company are to be held in accordance with the Corporations Act.

8.2 Convening general meeting

A Director or the Directors may convene and arrange to hold a general meeting of the Company whenever they think fit and must do so if required to do so under the Corporations Act.

8.3 Notice of general meeting

Notice of a meeting of Members must be given in accordance with Part 18 and the Corporations Act.

8.4 Calculation of period of notice

In computing the period of notice under article 8.3, both the day on which the notice is given or taken to be given and the day of the meeting convened by it are to be disregarded.

8.5 Cancellation or postponement of a meeting

Where a meeting of Members (including an annual general meeting) is convened by the Directors they may, whenever they think fit, cancel the meeting or postpone the holding of the meeting to a date and time determined by them. This article does not apply to a meeting convened in accordance with the Corporations Act by a single director, by Members or by the Directors on the request of Members.

8.6 Notice of cancellation or postponement of a meeting

Notice of cancellation or postponement of a general meeting must state the reason for cancellation or postponement and be given:

(a) to each Member individually; and

(b) to each other person entitled to be given notice of a meeting of the Company's Members under the Corporations Act.

8.7 Contents of notice of postponement of meeting

A notice of postponement of a general meeting must specify:

(a) the postponed date and time for the holding of the meeting;

(b) a place for the holding of the meeting which may be either the same as or different from the place specified in the notice convening the meeting; and

(c) if the meeting is to be held in two or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

8.8 Number of clear days for postponement of meeting

The number of clear days from the giving of a notice postponing the holding of a general meeting to the date specified in that notice for the holding of the postponed meeting must not be less than the number of clear days notice of

the general meeting required to be given by this Constitution or the Corporations Act.

8.9 Business at postponed meeting

The only business that may be transacted at a general meeting the holding of which is postponed is the business specified in the notice convening the meeting.

8.10 Proxy, attorney or Representative at postponed meeting

Where:

(a) by the terms of an instrument appointing a proxy or attorney or of an appointment of a Representative, a proxy or an attorney or a Representative is authorised to attend and vote at a general meeting to be held on a specified date or at a general meeting or general meetings to be held on or before a specified date; and

(b) the date for holding the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of Representative,

then, by force of this article, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of representative unless the Member appointing the proxy, attorney or Representative gives to the Company at its registered office notice in writing to the contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

8.11 Non-receipt of notice

The non-receipt of notice of a general meeting or cancellation or postponement of a general meeting by, or the accidental omission to give notice of a general meeting or cancellation or postponement of a general meeting to, a person entitled to receive notice does not invalidate any resolution passed at the general meeting or at a postponed meeting or the cancellation or postponement of a meeting.

8.12 Stapling

While Stapling applies, the auditor of each Stapled Entity and representatives of each other Stapled Entity may attend and speak at any general meeting.

9 Proceedings at general meetings

9.1 Membership at a specified time

The Directors may determine, for the purposes of a particular general meeting, that all the shares that are quoted on ASX at a specified time before the meeting are taken to be held at the time of the meeting by the persons who hold them at the specified time. The determination must be made and published in accordance with the Corporations Act.

9.2 Reference to a Member

Unless the contrary intention appears, a reference to a Member in Part 9 means a person who is a Member, or is a proxy, attorney or Representative of that Member.

9.3 Number for a quorum

Subject to article 9.6, at least two Members present in person or by proxy, attorney or Representative holding or representing the holders of at least 10% of the shares on issue are a quorum at a general meeting unless the Company has only one Member entitled to vote, in which case that one Member constitutes a quorum.

9.4 Requirement for a quorum

An item of business may not be transacted at a general meeting unless a quorum is present when the meeting proceeds to consider it. If a quorum is present at the beginning of a meeting it is taken to be present throughout the meeting unless the chairman of the meeting (on the chairman's own motion or at the instance of a Member, proxy, attorney or Representative who is present) declares otherwise.

9.5 Quorum and time

If within 15 minutes after the time appointed for a meeting a quorum is not present, the meeting:

(a) if convened by a Director, or at the request of, Members, is dissolved; and

(b) in any other case stands adjourned to the same day in the next week and the same time and place, or to such other day, time and place as the Directors appoint by notice to the Members and others entitled to notice of the meeting.

9.6 Adjourned meeting

At a meeting adjourned under article 9.5(b), those Members present in person or by proxy constitute a quorum. If a quorum is not present within 15 minutes after the time appointed for the adjourned meeting, the meeting is dissolved.

9.7 Appointment and powers of chairman of general meeting

If the Directors have elected one of their number as chairman of their meetings, that person is entitled to preside as chairman at a general meeting.

9.8 Absence of chairman at general meeting

If a general meeting is held and:

(a) a chairman has not been elected by the Directors; or

(b) the elected chairman is not present within 15 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the following may preside as chairman of the meeting (in order of precedence):

(c) the deputy chairman (if any);

(d) a Director chosen by a majority of the Directors present;

(e) the only Director present;

(f) a Member chosen by a majority of the Members present in person or by proxy, attorney or Representative.

9.9 Conduct of general meetings

The chairman of a general meeting:

(a) has charge of the general conduct of the meeting and of the procedures to be adopted at the meeting;

(b) may require the adoption of any procedure which is in the chairman's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the general meeting; and

(c) may, having regard where necessary to the Corporations Act, terminate discussion or debate on any matter whenever the chairman considers it necessary or desirable for the proper conduct of the meeting,

and a decision by the chairman under this article is final.

9.10 Adjournment of general meeting

The chairman of a general meeting may at any time during the meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and any place.

In exercising this discretion, the chairman may, but need not, seek the approval of the Members present. Unless required by the chairman, a vote may not be taken or demanded by the Members present in respect of any adjournment.

Only unfinished business is to be transacted at a meeting resumed after an adjournment.

9.11 Notice of adjourned meeting

It is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting unless a meeting is adjourned for one

month or more. In that case, notice of the adjourned meeting must be given as in the case of an original meeting.

9.12 Questions decided by majority

Subject to the requirements of the Corporations Act, a resolution is taken to be carried if a simple majority of the votes cast on the resolution are in favour of it.

9.13 Equality of votes - no casting vote for chairman

If there is an equality of votes, either on a show of hands or on a poll, the chairman of the meeting is not entitled to a casting vote in addition to any votes to which the chairman is entitled as a Member or proxy or attorney or Representative.

9.14 Declaration of results

At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is properly demanded and the demand is not withdrawn. A declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact. Neither the chairman nor the minutes need state and it is not necessary to prove the number or proportion of the votes recorded in favour of or against the resolution.

9.15 Poll

If a poll is properly demanded, it must be taken in the manner and at the date and time directed by the chairman and the result of the poll is the resolution of the meeting at which the poll was demanded.

A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately.

A demand for a poll may be withdrawn.

A demand for a poll does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

9.16 Entitlement to vote

Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution:

(a) on a show of hands, each Member present in person and each other person present as a proxy, attorney or Representative of a Member has one vote; and

(b) on a poll, each Member present in person has one vote for each fully paid share held by the Member and each person present as proxy,

attorney or Representative of a Member has one vote for each fully paid share held by the Member that the person represents.

A Member is not entitled to vote at a general meeting in respect of shares which are the subject of a current Restriction Agreement for so long as any breach of that agreement subsists.

9.17 Voting on a poll for partly paid shares

If a Member holds partly paid shares, the number of votes the Member has in respect of those shares on a poll is determined as follows:

$$\frac{A \times B}{C} = D$$

where:

A is the number of those shares held by the Member;

B is the amount paid on each of those shares excluding any amount:

(a) paid or credited as paid in advance of a call; and

(b) credited as paid on those shares to the extent that it exceeds the value (ascertained at the time of issue of those shares) of the consideration received for the issue of those shares;

C is the issue price of each of these shares; and

D is the number of votes the Member has.

9.18 Fractions disregarded for a poll

On the application of article 9.17, disregard any fraction which arises.

9.19 Joint shareholders' vote

If a share is held jointly and more than one Member votes in respect of that share, only the vote of the Member whose name appears first in the Register counts.

9.20 Vote of shareholder of unsound mind

If a Member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, then the Member's committee or trustee or any other person who properly has the management of the Member's estate may exercise any rights of the Member in relation to a general meeting as if the committee, trustee or other person were the Member.

9.21 Effect of unpaid call

A Member is not entitled at a general meeting to cast a vote attached to a share on which a call is due and payable and has not been paid.

9.22 Validity of vote in certain circumstances

Unless the Company has received written notice of the matter before the start or resumption of the meeting at which a person votes as a proxy, attorney or Representative, a vote cast by that person is valid even if, before the person votes:

(a) the appointing Member dies;

(b) the Member is mentally incapacitated;

(c) the Member revokes the appointment or authority;

(d) the Member revokes the authority under which the appointment was made by a third party; or

(e) the Member transfers the share in respect of which the appointment or authority was given.

9.23 Objection to voting qualification

An objection to the right of a person to attend or vote at the meeting or adjourned meeting:

(a) may not be raised except at that meeting or adjourned meeting; and

(b) must be referred to the chairman of the meeting, whose decision is final.

A vote not disallowed under the objection is valid for all purposes.

9.24 Director entitled to notice of meeting

A Director is entitled to receive notice of and to attend all general meetings and all separate general meetings of the holders of any class of shares in the capital of the Company and is entitled to speak at those meetings.

9.25 Proxy form while Stapling applies

While Stapling applies, unless the Corporations Act requires otherwise, the form of proxy used may be the same form as the Member uses to appoint a proxy to vote on their behalf in respect of the Attached Securities which they hold.

9.26 Joint Meetings

While Stapling applies, meetings of Members may be held in conjunction with meetings of the holders of Attached Securities and, unless the Corporations Act requires otherwise, the Directors may make such rules of the conduct of such meetings as the Directors determine.

9.27 Meetings by technology

A meeting of the shareholders or any class of shareholders may be held by means of such telephone, electronic or other communication facilities as permit all persons in the meeting to communicate with each other

simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

10 The Directors

10.1 Number of Directors

The number of Directors is to be not less than three nor more than:

(a) 15; or

(b) any lesser number than 15 determined by the Directors (but the number must not be less than the number of Directors in office at the time the determination takes effect).

The Directors in office at the time of adoption of this Constitution continue in office subject to this Constitution.

10.2 Change of number of Directors

The Company in general meeting may by resolution increase or reduce the number of Directors, and may also determine the rotation in which the increased or reduced number is to retire from office.

10.3 Rotation of Directors

At each annual general meeting one-third of the Directors for the time being, or, if their number is not three nor a multiple of three, then the number nearest one-third, and any other Director who has held office for three years or more since last being elected, must retire from office.

In determining the number of Directors to retire, account is not to be taken of a Director who only holds office until the conclusion of the meeting in accordance with article 10.8 or the Managing Director who is exempt from retirement by rotation in accordance with article 12.28.

10.4 Office held until conclusion of meeting

A retiring Director holds office until the conclusion of the meeting at which that Director retires but is eligible for re-election.

10.5 Directors to retire

The Directors to retire at any annual general meeting must be those who have been longest in office since their last election, but, as between persons who were last elected as Directors on the same day, those to retire must be determined by lot, unless they otherwise agree among themselves.

10.6 Director elected at general meeting

The Company may, at a general meeting at which a Director retires or otherwise vacates office, by resolution fill the vacated office by electing a person to that office.

10.7 Eligibility for election as Director

Except for:

(a) a person who is eligible for election or re-election under article 10.4 or 10.8; or

(b) a person whose office as a Director becomes vacant by operation of section 201C(3) of the Corporations Act,

a person is not eligible for election as a Director at a general meeting of the Company unless a consent to nomination signed by the person has been lodged at the Registered Office at least:

(c) in the case of a person recommended for election by the Directors, 20 business days before the general meeting; and

(d) in any other case, 30 business days before the general meeting.

10.8 Casual vacancy

The Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number of Directors does not exceed the maximum number determined in accordance with article 10.1.

A Director appointed under this article holds office until the conclusion of the next annual general meeting of the Company but is eligible for election at that meeting. This provision does not apply to one Managing Director nominated by the Directors under article 12.28.

10.9 Remuneration of Directors

The Directors are entitled to be remunerated for their services as Directors and the total amount or value of the remuneration must not exceed the sum determined from time to time by the Company in general meeting. The remuneration is to be divided among the Directors in the proportion and manner agreed between them or, in default of agreement, equally. This article does not apply to the remuneration of a Managing Director or an Executive Director in either capacity. The Directors' remuneration accrues from day to day.

10.10 Additional or special duties

If a Director at the request of the Directors performs additional or special duties for the Company, the Company may remunerate that Director as determined by the Directors and that remuneration may be either in addition to or in substitution for that Director's remuneration under article 10.9.

10.11 Retirement benefit

Subject to the Listing Rules and Corporations Act, the Company may pay a former Director, or the personal representatives of a Director who dies in office, a retirement benefit in recognition of past services of an amount determined by the Directors. The Company may also enter into a contract

with a Director providing for payment of a retiring benefit. A retirement benefit paid under this article is not remuneration to which article 10.9 applies.

10.12 Expenses

A Director is also entitled to be reimbursed out of the funds of the Company such reasonable travelling, accommodation and other expenses as the Director may incur when travelling to or from meetings of the Directors or a Committee or when otherwise engaged on the business of the Company.

10.13 Director's interests

(a) Subject to complying with the Corporations Act regarding disclosure of and voting on matters involving material personal interests, a Director may:

  (i) hold any office or place of profit in the Company, except that of auditor;

  (ii) hold any office or place of profit in any other company, body corporate, trust or entity promoted by the Company or in which it has an interest of any kind;

  (iii) enter into any contract or arrangement with the Company;

  (iv) participate in any association, institution, fund, trust or scheme for past or present employees or directors of the Company or persons dependent on or connected with them;

  (v) act in a professional capacity (or be a member of a firm which acts in a professional capacity) for the Company, except as auditor;

  (vi) participate in, vote on and be counted in a quorum for any meeting, resolution or decision of the Directors and may be present at any meeting where any matter is being considered by the Directors; and

  (vii) sign or participate in the execution of a document by or on behalf of the Company.

(b) A Director may do any of the above despite the fiduciary relationship of the Director's office:

  (i) without any liability to account to the Company for any direct or indirect benefit accruing to the Director; and

  (ii) without affecting the validity of any contract or arrangement.

(c) A reference to the Company in this article is also a reference to each related body corporate of the Company and to each of the Stapled Entities.

10.14 Vacation of office of Director

In addition to the circumstances in which the office of a Director becomes vacant under the Corporations Act, the office of a Director becomes vacant if the Director:

(a) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(b) resigns from the office by notice in writing to the Company; or

(c) is not present personally or by proxy or Alternate Director at meetings of the Directors for a continuous period of 6 months without leave of absence from the Directors.

10.15 Signing documents

A Director is not disqualified because of a material personal interest from signing or participating in the execution of a document by or on behalf of the Company.

10.16 Removal of Directors

(a) The Company may at a special General Meeting called for that purpose remove a Director provided notice of any such meeting shall be served upon the Director concerned not less than 14 days before the meeting and he shall be entitled to be heard at that meeting.

(b) A Director can only be removed at a special General Meeting by a resolution of Members. Any vacancy created by that removal may be filled at the meeting by the election of another Director in his or her place or, in the absence of any such election, by the Directors.

11 Powers and duties of Directors

11.1 Directors to manage Company

The business of the Company is to be managed by the Directors, who may exercise all such powers of the Company as are not, by the Corporations Act or by this Constitution, required to be exercised by the Company in general meeting.

To the extent permitted by law, while Stapling applies, the Directors may have regard to the interests of the members of each Stapled Entity and must act in the best interests of the Australand Property Group as a whole constituted by the Company and the Stapled Entities rather than only the interests in the Company.

11.2 Specific powers of Directors

Without limiting the generality of article 11.1, the Directors may exercise all the powers of the Company to borrow or raise money, to charge any property or business of the Company or all or any of its uncalled capital and to issue

debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

11.3 Appointment of attorney

The Directors may, by power of attorney, appoint any person or persons to be the attorney or attorneys of the Company for the purposes and with the powers, authorities and discretions vested in or exercisable by the Directors for such period and subject to such conditions as they think fit.

11.4 Provisions in power of attorney

A power of attorney granted under article 11.3 may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate (including by way of appointment of a substitute attorney) all or any of the powers, authorities and discretions vested in the attorney.

11.5 Minutes

The Directors must cause minutes of meetings to be made and kept in accordance with the Corporations Act.

11.6 Signing of cheques

The Directors may determine the manner in which and persons by whom cheques, promissory notes, bankers' drafts, bills of exchange and other negotiable instruments, and receipts for money paid to the Company, can be signed, drawn, accepted, endorsed or otherwise executed.

12 Proceedings of Directors

12.1 Directors' meetings

The Directors may meet together for the despatch of business and adjourn and otherwise regulate their meetings as they think fit.

12.2 Director may convene a meeting

A Director may at any time, and the Secretary must on the written request of a Director, convene a meeting of the Directors.

12.3 Questions decided by majority

A question arising at a meeting of Directors is to be decided by a majority of votes of Directors present and entitled to vote and that decision is for all purposes a decision of the Directors.

12.4 Alternate Director or proxy and voting

A person who is present at a meeting of Directors as an Alternate Director or as a proxy for another Director has one vote for each absent Director who would be entitled to vote if present at the meeting and for whom that person is

an Alternate Director or proxy and, if that person is also a Director, has one vote as a Director in that capacity.

12.5 Chairman's casting vote

The chairman of the meeting does not have a casting vote.

12.6 Appointment of Alternate Director

Subject to the Corporations Act, a Director may appoint a person, approved by a majority of the other Directors, to be an Alternate Director in the Director's place during such period as the Director thinks fit.

12.7 Alternate Director and meetings

An Alternate Director is entitled to notice of all meetings of the Directors and, if the appointor does not attend a meeting, is entitled to attend and vote in the appointor's place.

12.8 Alternate Director's powers

An Alternate Director may exercise all the powers except the power to appoint an Alternate Director and, subject to the Corporations Act, may perform all the duties of the appointor insofar as the appointor has not exercised or performed them.

12.9 Alternate Director responsible for own acts and defaults

Whilst acting as a Director, an Alternate Director is responsible to the Company for the Alternate Director's own acts and defaults and the appointor is not responsible for them.

12.10 Alternate Director and remuneration

An Alternate Director is not entitled to receive from the Company any remuneration or benefit under article 10.9 or 10.11.

12.11 Termination of appointment of Alternate Director

The appointment of an Alternate Director may be terminated at any time by the appointor even if the period of the appointment of the Alternate Director has not expired, and terminates in any event if the appointor ceases to be a Director.

12.12 Appointment or termination in writing

An appointment, or the termination of an appointment, of an Alternate Director must be effected by a notice in writing signed by the Director who makes or made the appointment and delivered to the Company.

12.13 Alternate Director and number of Directors

An Alternate Director is not to be taken into account separately from the appointor in determining the number of Directors.

12.14 Director attending and voting by proxy

A Director may attend and vote by proxy at a meeting of the Directors if the proxy:

(a) is another Director; and

(b) has been appointed in writing signed by the appointor.

The appointment may be general or for one or more particular meetings.

12.15 Quorum for Directors' meeting

At a meeting of Directors, the number of Directors whose presence in person or by proxy is necessary to constitute a quorum is 2 or any greater number determined by the Directors from time to time. For the purposes of this article, a quorum is present at a meeting of the Directors during the consideration of a matter only if at least two Directors entitled to vote on any motion that may be moved at the meeting in relation to that matter are present.

12.16 Remaining Directors may act

The continuing Directors may act despite a vacancy in their number. If their number is reduced below the minimum fixed by article 10.1, the continuing Directors may, except in an emergency, act only for the purpose of filling vacancies to the extent necessary to bring their number up to that minimum or to convene a general meeting.

12.17 Chairman of Directors

The Directors may elect one of their number as chairman of their meetings and may also determine the period for which the person elected as chairman is to hold office.

12.18 Absence of chairman at Directors' meeting

If a Directors' meeting is held and:

(a) a chairman has not been elected under article 12.17; or

(b) the chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the Directors present must elect one of their number to be a chairman of the meeting.

12.19 Directors' committees

The Directors may delegate any of their powers, other than powers required by law to be dealt with by Directors as a board, to a committee or committees consisting of at least one Director and such other persons as they think fit.

12.20 Powers delegated to Directors' committees

A committee to which any powers have been delegated under article 12.19 must exercise those powers in accordance with any directions of the Directors. A power so exercised is taken to have been exercised by the Directors.

12.21 Chairman of Directors' committee

The members of a committee may elect one of their number as chairman of their meetings. If a meeting of a committee is held and:

(a) a chairman has not been elected; or

(b) the chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the members involved may elect one of their number to be chairman of the meeting.

12.22 Meetings of Directors' committee

A committee may meet and adjourn as it thinks proper.

12.23 Determination of questions

Questions arising at a meeting of a committee are to be determined by a majority of votes of the members involved and voting.

In the event of an equality of votes the chairman of the meeting has a casting vote, unless only two members of the committee are present and entitled to vote at the meeting on the question.

12.24 Circulating resolutions

The Directors may pass a resolution without a Directors' meeting being held if a majority of the Directors entitled to vote on the resolution sign a document containing a statement that they are in favour of the resolution set out in the document. Separate copies of a document may be used for signing by Directors if the wording of the resolution and statement is identical in each copy. The resolution is passed when the document is last signed by an eligible Director so as to satisfy the majority requirement set out above.

12.25 Validity of acts of Directors

All acts done at a meeting of the Directors or of a committee of Directors, or by a person acting as a Director are, even if it is afterwards discovered that:

(a) there was a defect in the appointment or continuance in office of a person as a Director or of the person so acting; or

(b) a person acting as a Director was disqualified or was not entitled to vote,

as valid as if the relevant person had been duly appointed or had duly continued in office and was qualified and entitled to vote.

12.26 Appointment of Managing and Executive Directors

The Directors may:

(a) appoint one or more of their number to the office of Managing Director or as an Executive Director or to any other office, except auditor, or employment under the Company for the period and on the terms they think fit;

(b) subject to the terms of any contract between the relevant Director and the Company, at any time remove or dismiss any Managing Director or Executive Director from that office; and

(c) appoint another Director in their place.

12.27 Ceasing to be Managing or Executive Director

A Managing Director or Executive Director automatically ceases to be a Managing Director or Executive Director on ceasing to be a Director.

12.28 One Managing Director exempt

One Managing Director, nominated by the Directors, is exempt from the election requirement under article 10.8 and from retirement by rotation and is not counted under article 10.3 for determining the number of Directors to retire by rotation.

12.29 Remuneration of Managing and Executive Directors

The remuneration of a Managing Director or an Executive Director may be fixed by the Directors and may be by way of salary or commission or participation in profits or by all or any of those modes, but may not be by a commission on or percentage of operating revenue.

12.30 Powers of Managing and Executive Directors

The Directors may:

(a) confer on a Managing Director or an Executive Director such of the powers exercisable by them, on such terms and conditions and with such restrictions, as they think fit; and

(b) withdraw or vary any of the powers conferred on a Managing Director or an Executive Director.

13 Secretary

13.1 Appointment of Secretary

There must be at least one Secretary of the Company who is to be appointed by the Directors.

13.2 Suspension and removal of Secretary

The Directors may suspend or remove a Secretary from that office.

13.3 Powers, duties and authorities of Secretary

A secretary holds office on the terms and conditions (including as to remuneration) and with the powers, duties and authorities, as determined by the Directors. The exercise of those powers and authorities and the performance of those duties by a Secretary is subject at all times to the control of the Directors.

14 Seals

14.1 Safe custody of common seals

The Directors must provide for the safe custody of any seal of the Company.

14.2 Use of common seal

If the Company has a common seal or duplicate common seal:

(a) it may be used only by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise its use; and

(b) every document to which it is affixed must be signed by a Director and be countersigned by another Director, a Secretary or another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

15 Inspection of records

15.1 Inspection by Members

Subject to the Corporations Act, the Directors may determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of Members (other than Directors).

15.2 Right of a member to inspect

A Member (other than a Director) does not have the right to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

16 Dividends and reserves

16.1 Payment of dividend

Subject to the Corporations Act, this Constitution and the rights of persons (if any) entitled to shares with special rights to dividend, the Directors may determine that a dividend is payable, fix the amount and the time for payment

and authorise the payment or crediting by the Company to, or at the direction of, each Member entitled to that dividend.

16.2 No interest on dividends

Interest is not payable by the Company on a dividend.

16.3 Reserves and profits carried forward

The Directors may, before paying any dividend, set aside out of the profits of the Company such sums as they think proper as reserves, to be applied, at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied.

Pending any application, the reserves may, at the discretion of the Directors, be used in the business of the Company or be invested in such investments as the Directors think fit.

The Directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

16.4 Calculation and apportionment of dividends

Subject to the rights of any persons entitled to shares with special rights as to dividend and to the terms of any shares issued to the contrary, the profits of the Company are divisible among the Members so that, on each occasion on which a dividend is paid:

(a) the same sum is paid on each share on which all amounts payable have been paid; and

(b) the sum paid on a share on which all amounts payable have not been paid is the proportion of the sum referred to in paragraph (a) that the amount paid on the shares bears to the total of the amounts paid and payable on the share.

To determine the amount paid on a share, exclude any amount:

(c) paid or credited as paid in advance of a call; and

(d) credited as paid on a share to the extent that it exceeds the value (ascertained at the time of issue of the share) of the consideration received for the issue of the share.

16.5 Deductions from dividends

The Directors may deduct from any dividend payable to, or at the direction of, a Member all sums of money (if any) presently payable by that Member to the Company on account of calls or otherwise in relation to shares in the Company.

16.6 Distribution of specific assets

When resolving to pay a dividend, the Directors may:

(a) resolve that the dividend be satisfied either wholly or partly by the distribution of specific assets to some or all of the persons entitled to the dividend, including fully paid shares in or debentures of the Company or fully paid shares in or debentures of any other body corporate or units in a trust; and

(b) direct that the dividend payable in respect of any particular shares be satisfied wholly or partly by such a distribution and that the dividend payable in respect of other shares be paid in cash.

16.7 Resolution of distribution difficulties

If a difficulty arises in regard to a distribution under article 16.6, the Directors may:

(a) settle the matter as they consider expedient;

(b) fix the value for distribution of the specific assets or any part of those assets;

(c) determine that cash payments will be made to, or at the direction of, any Members on the basis of the value so fixed in order to adjust the rights of all parties; and

(d) vest any such specific assets in trustees as the Directors consider expedient.

If a distribution of specific assets to, or at the direction of, a particular Member or Members is illegal or, in the Directors' opinion, impracticable the Directors may make a cash payment to the Member or Members on the basis of the cash amount of the dividend instead of the distribution of specific assets.

16.8 Payment by cheque and receipts from joint holders

A dividend, interest or other money payable in cash in respect of shares may be paid:

(a) by cheque sent through the post directed to the address in the Register of the holder or, in the case of joint holders, to the address of the joint holder first named in the Register;

(b) by cheque sent through the post directed to such other address as the holder or joint holder in writing directs; or

(c) by some other method of direct credit determined by the Directors to the holder or holders shown on the Register or to such person or place directed by them.

16.9 Effectual receipt from one joint holder

Any one of two or more joint holders may give an effectual receipt for any dividend, interest or other money payable in respect of the shares held by them as joint holders.

16.10 Election to reinvest dividend

Subject to the Listing Rules, the Directors may grant to Members or any class of Members the right to elect to reinvest cash dividends paid by the Company by subscribing for shares in the Company on such terms and conditions as the Directors think fit.

While Stapling applies, no reinvestment by Members holding Ordinary Shares may occur unless at the same time the Member acquires an identical number of each category of Attached Securities which when issued or acquired are Stapled to the additional Ordinary Shares. The Directors may make provisions governing the amount of the reinvested dividends to be used to subscribe for shares in the Company and the amount to be used to subscribe for the Attached Securities having regard to the issue price of the Attached Securities.

16.11 Election to accept shares in lieu of dividend

Subject to the Listing Rules, the Directors may determine in respect of any dividend which it is proposed to pay on any shares of the Company that holders of the shares may elect:

(a) to forego the right to share in the proposed dividend or part of such proposed dividend; and

(b) to receive instead an issue of shares credited as fully paid on such terms as the Directors think fit.

The provisions of the second paragraph of article 16.10 apply (with such changes as may be necessary) to this article 16.11.

16.12 Unsuccessful payments

(a) Cheques that are not presented within 6 months of issue may be cancelled where a cheque which is cancelled was drawn in favour of a Member the money is to be held by the Company for the Member or paid by the Company in accordance with the legislation relating to unclaimed money unless the Company in its discretion decides to reinvest the money in Ordinary Shares and Attached Securities in which event the provisions of article 16.11 will apply.

(b) Where payment is attempted to be made to Member by electronic transfer of funds or any other means and the transfer is unsuccessful, the money may be held for the Member as a non-interest bearing deposit until it is claimed or required to be dealt with in accordance with applicable laws relating to unclaimed money.

16.13 Unclaimed dividends

Unclaimed dividends may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys.

17 Capitalisation of profits

17.1 Capitalisation of reserves and profits

The Directors:

(a) may resolve to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Members; and

(b) may, but need not, resolve to apply the sum in any of the ways mentioned in article 17.2, for the benefit of Members in the proportions to which those Members would have been entitled in a distribution of that sum by way of dividend.

17.2 Applying a sum for the benefit of Members

The ways in which a sum may be applied for the benefit of Members under article 16.1 are:

(a) in paying up any amounts unpaid on shares and, while Stapling applies, Attached Securities held by Members;

(b) in paying up in full unissued shares or debentures to be issued to Members as fully paid; or

(c) partly as mentioned in paragraph (a) and partly as mentioned in paragraph (b).

17.3 Effecting the resolution

The Directors may do all things necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the Members among themselves, may:

(a) make cash payments in cases where shares or debentures become issuable in fractions; and

(b) authorise any person to make, on behalf of all or any of the Members entitled to any further shares or debentures on the capitalisation, an agreement with the Company providing for:

(i) the issue to them, credited as fully paid up, of any further shares or debentures; or

(ii) the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement so made is effective and binding on all the Members concerned.

17.4 Issue of further shares while Stapling applies

While Stapling applies, the Directors must not resolve to issue any Ordinary Shares to Members under this Part 17 unless, at the same time as the issue, an identical number of Attached Securities are issued to those Members.

18 Service of documents

18.1 Document includes notice

In Part 18, a reference to a document includes a notice.

18.2 Methods of service

The Company may give a document to a Member:

(a) personally;

(b) by sending it by post to the address for the Member in the Register or an alternative address nominated by the Member; or

(c) by sending it to a fax number or electronic address nominated by the Member.

18.3 Post

A document sent by post:

(a) if sent to an address in Australia, may be sent by ordinary post; and

(b) if sent to an address outside Australia, must be sent by airmail,

and in either case is taken to have been received on the day after the date of its posting.

18.4 Fax or electronic transmission

If a document is sent by fax or electronic transmission, delivery of the document is taken:

(a) to be effected by properly addressing and transmitting the fax or electronic transmission; and

(b) to have been delivered 1 hour after receipt by the transmitter of confirmation of transmission from the receiving fax machine.

18.5 Joint holders

A document may be given by the Company to the joint holders of a share by giving it to the joint holder first named in the Register in respect of the share.

18.6 Persons entitled to shares

A person who by operation of law, transfer or other means whatsoever becomes entitled to any share is absolutely bound by every document given in

accordance with this article to the person from whom that person derives title prior to registration of that person's title in the Register.

18.7 Service on the Company

A document required under this Constitution or the Corporations Act to be given to the Company must be given in writing (which includes a fax), or in such other manner as the Directors determine. The Document must bear the actual, facsimile or electronic signature of the Member or a duly authorised office or representative of the Member unless the Directors dispense with this requirement. Service is only effective at the time of receipt.

19 Winding up

19.1 Distribution of assets

If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company, divide among the Members in kind the whole or any part of the property of the Company and may for that purpose set such value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out as between the Members or different classes of Members.

19.2 Powers of liquidator to vest property

The liquidator may, with the sanction of a special resolution of the Company, vest the whole or any part of any such property in trustees on such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Member is compelled to accept any shares or other securities in respect of which there is any liability on the part of the holder.

19.3 Shares issued on special terms

Articles 19.1 and 19.2 do not prejudice or affect the rights of a Member holding shares issued on special terms and conditions.

19.4 Notice to Stapled Entities

On or before commencement of a winding up of the Company in accordance with this Part 19, the liquidator must give:

(a) in relation to a Stapled Entity that is a company, the Stapled Entity; and

(b) in relation to a Stapled Entity that is a managed investment scheme, the responsible entity,

written notice that the Company is to be wound up. Notwithstanding any other term of this Constitution, should a Stapled Entity be terminated or wound up under the provisions of the Corporations Act or the Stapled Entity's constitution, the Stapling Provisions will cease to apply.

20 Indemnity and insurance

20.1 Indemnity

Every person who is or has been:

(a) a director of the Company;

(b) a secretary of the Company; or

(c) an executive officer of the Company,

is entitled to be indemnified out of the property of the Company against:

(d) every liability incurred by the person in that capacity (except a liability for legal costs); and

(e) all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity,

unless:

(f) the Company is forbidden by statute to indemnify the person against the liability or legal costs; or

(g) an indemnity by the Company of the person against the liability or legal costs would, if given, be made void by statute.

20.2 Insurance

The Company may pay or agree to pay, whether directly or through an interposed entity, a premium for a contract insuring a person who is or has been a director or secretary or executive officer of the Company against liability incurred by the person in that capacity, including a liability for legal costs, unless:

(a) the Company is forbidden by statute to pay or agree to pay the premium; or

(b) the contract would, if the Company paid the premium, be made void by statute.

20.3 Contract

The Company may enter into an agreement with a person referred to in articles 20.1 and 20.2 with respect to matters covered by these articles. An agreement entered into pursuant to this article may include provisions relating to rights of access to books of the Company conferred by the Corporations Act or otherwise by law.

21 Restricted Securities

21.1 Disposal during Escrow Period

Restricted Securities cannot be disposed of during the Escrow Period except as permitted by the Listing Rules or ASX.

The Company must not acknowledge a disposal (including by registering a transfer) of Restricted Securities during the Escrow Period except as permitted by the Listing Rules or ASX.

21.2 Breach of Restriction Agreement or Listing Rules

During a breach of the Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement, the holder of the Restricted Securities is not entitled to any dividend or distribution, or voting rights, in respect of the Restricted Securities.

21.3 Interpretation - Restricted Securities

In this article, the expressions "disposed of", "disposed", "Escrow Period" and "Restricted Securities" have the same meaning as in the Listing Rules.

22 Small Holdings

22.1 Divestment Notice

If the Directors determine that a Member is a Small Holder the Company may give the Member a Divestment Notice to notify the Member:

(a) that the Member is a Small Holder, the number of Shares making up and the Market Value of the Small Holding and the date on which the Market Value was determined;

(b) that the Company intends to sell the Relevant Shares in accordance with this article after the end of the Relevant Period specified in the Divestment Notice;

(c) after the end of the Relevant Period the Company may for the purpose of selling the Relevant Shares that are in a CHESS Holding initiate a Holding Adjustment to move those Shares from that CHESS Holding to an Issuer Sponsored Holding or Certificated Holding.

If the ASTC Settlement Rules apply to the Relevant Shares, the Divestment Notice must comply with the ASTC Settlement Rules.

22.2 Relevant Period

The Relevant Period must be at least seven days from the date the Divestment Notice was given.

22.3 Company can sell Relevant Shares

At the end of the Relevant Period the Company is entitled to sell on-market or in any other way determined by the Directors the Relevant Shares of a Member who is a Small Holder.

22.4 No obligation to sell

The Company is not bound to sell any Relevant Shares which it is entitled to sell under this Part but unless the Relevant Shares are sold within 6 weeks after the end of the Relevant Period the Company's right to sell the Relevant Shares under the Divestment Notice relating to those Shares lapses and it must notify the Member to whom the Divestment Notice was given accordingly.

22.5 Company as Member's attorney

To effect the sale and transfer by the Company of Relevant Shares of a Member, the Member appoints the Company and each Director and Secretary jointly and severally as the Member's attorney in the Member's name and on the Member's behalf to do all acts and things which the Company considers necessary or appropriate to effect the sale or transfer of the Relevant Shares and, in particular:

(a) to initiate a Holding Adjustment to move the Relevant Shares from a CHESS Holding to an Issuer Sponsored Holding or a Certificated Holding; and

(b) to execute on behalf of the Member all deeds, instruments or other documents necessary to transfer the Relevant Shares and to deliver any such deeds, instruments or other documents to the purchaser.

22.6 Conclusive evidence

A statement in writing by or on behalf of the Company under this article is binding on and conclusive against (in the absence of manifest error) a Member. In particular, a statement that the Relevant Shares specified in the statement have been sold in accordance with this Part 22 is conclusive against all persons claiming to be entitled to the Relevant Shares and discharges the purchaser from all liability in respect of the Relevant Shares.

22.7 Registering the purchaser

The Company must register the purchaser of Relevant Shares as the holder of the Relevant Shares transferred to the purchaser under this article. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Shares transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Company under this Part 22.

22.8 Payment of proceeds

Subject to article 22.9, where:

(a) Relevant Shares of a Member are sold by the Company on behalf of the Member under this article; and

(b) the certificate for the Relevant Shares (unless the Company is satisfied that the certificate has been lost or destroyed or the Relevant Shares are Uncertificated Securities) has been received by the Company,

the Company must, within 60 days of the completion of the sale, send the proceeds of sale to the Member entitled to those proceeds by sending a cheque payable to the Member through the post to the address of the Member shown in the Register, or in the case of joint holders, to the address shown in the Register as the address of the Member whose name first appears in the Register. Payment of any money under this article is at the risk of the Member to whom it is sent.

22.9 Costs

The Company is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Company. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the Member) payable by the Company in connection with the sale and transfer of the Relevant Shares.

22.10 Remedy limited to damages

The remedy of a Member to whom this article applies, in respect of the sale of the Relevant Shares of that Member is expressly limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

22.11 Dividends and voting suspended

Unless the Directors determine otherwise, the rights to receive payment of dividends and to vote attached to the Relevant Shares of that Member are suspended until the Relevant Shares are transferred to a new holder or that Member ceases to be a Small Holder. Any dividends that would, but for this article, have been paid to that Member must be held by the Company and paid to that Member within 60 days after the earlier of the date the Relevant Shares of that Member are transferred and the date that the Relevant Shares of that Member cease to be subject to a Divestment Notice.

22.12 12 month limit

If it is a requirement of the Listing Rules, the Company must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by article 22.13).

22.13 Effect of takeover bid

From the date of the announcement of a takeover bid for the Shares until the close of the offers made under the takeover bid, the Company's powers under this article to sell Relevant Shares of a Member cease. After the close of the offers under the takeover bid, the Company may give a Divestment Notice to

a Member who is a Small Holder, despite article 22.12 and the fact that it may be less than 12 months since the Company gave a Divestment Notice to that Member.

22.14 While Stapling applies

While Stapling applies, no redemption or sale under this Part 22 may occur unless, at the same time as Ordinary Shares are redeemed or sold, an identical number of each category of Attached Securities are also redeemed or sold.

23 Definitions and Interpretation and Stapling generally

23.1 Definitions

In this Constitution unless the contrary intention appears:

Alternate Director means a person appointed as an alternate director under article 12.6.

ASTC means ASX Settlement and Transfer Corporation Pty Limited.

ASTC Settlement Rules means the ASTC Settlement Rules made by ASTC.

APT means Australand Property Trust (ARSN 90 105 462 137) constituted under the deed dated 14 September 2003 (as amended).

APT Unit means a fully paid ordinary unit in APT.

ASX means Australian Stock Exchange Limited or the market operated by it as the context requires.

Attached Securities means an APT Unit and any other security or securities which are from time to time Stapled or to be Stapled to an Ordinary Share.

Auditor means the appointed auditor of the Company.

Australand Property Group means collectively the Company, each of the Stapled Entities and each of their respective Subsidiaries once Stapling has commenced.

Australand Property Group Stapled Security means one Ordinary Share and one APT Unit and, if applicable, one security in each other Stapled Entity, Stapled to each other.

Australand Property Group Stapled Security Register means the register of the Australand Property Group Stapled Securities to be established and maintained in accordance with article 2.7.

Certificated Holding has the same meanings as in the ASTC Settlement Rules.

CHESS means Clearing House Electronic Subregister System.

CHESS Approved Securities means securities of the Company which are approved by ASTC in accordance with the ASTC Settlement Rules.

CHESS Holding has the same meanings as in the ASTC Settlement Rules.

CHESS Rules means the ASTC Settlement Rules and the provisions of the Corporations Act and Listing Rules concerning the electronic share registration and transfer system as and to the extent that they apply to the Company.

Closing price on SEATS has the same meaning as in the Listing Rules.

Company means Australand Holdings Limited.

Constitution means this constitution as amended from time to time, and a reference to an article is a reference to an article of this Constitution.

Corporations Act means the Corporations Act 2001 (Cwlth).

Director means a person holding office as a director of the Company, and where appropriate includes an Alternate Director.

Directors means all or some of the Directors acting as a board.

Divestment Notice is a notice given under article 22.1 to a Small Holder.

Executive Director means a person appointed as an executive director under article 12.26.

Holding Adjustment has the same meanings as in the ASTC Settlement Rules.

Issue Sponsored Holding has the same meanings as in the ASTC Settlement Rules.

Listing Rules means the Listing Rules of ASX and any other rules of the ASX which are applicable while Australand is admitted to the official list of ASX, each as amended or replaced from time to time except to the extent of any express written waiver by ASX..

Manager means Australand Property Limited (ABN 90 105 462 137) in its capacity as responsible entity of APT, or its successor as the responsible entity of APT.

Managing Director means a person appointed as a managing director under article 12.26.

Market Value in relation to a Share:

(a) while Ordinary Shares and Units are Stapled, is the closing price on SEATS of a Stapled Security; or

(b) in all other cases, is the closing price on SEATS of the Share.

Member means a person entered in the Register as a holder of shares in the capital of the Company.

Ordinary Shares means ordinary, voting shares in the capital of the Company issuable by the Directors pursuant to article 1.6 in such classes as the Directors may from time to time determine and having the rights, and being subject to the restrictions, specified in this Constitution or by the Directors. **Ordinary Share** has a corresponding meaning.

Officially Quoted means quotation as the official list of ASX, including when quotation is suspended for a continuous period of not more than 60 days.

Part means a Part of this Constitution.

Prescribed Interest Rate means the rate determined by the Directors for the purpose of this Constitution, and in the absence of a determination means 10% per annum.

Register means the register of Members of the Company under the Corporations Act and if appropriate includes a branch register.

Registered Office means the registered office of the Company.

Relevant Period is the period specified in a Divestment Notice under articles 22.1 and 22.2.

Relevant Shares are the Shares specified in a Divestment Notice.

Representative means a person appointed to represent a corporate Member at a general meeting of the Company in accordance with the Corporations Act.

Restriction Agreement means a restriction agreement within the meaning and for the purposes of the Listing Rules.

Secretary means a person appointed under article 13.1 as a secretary of the Company and where appropriate includes an acting secretary and a person appointed by the Directors to perform all or any of the duties of a secretary of the Company.

Shares for the purposes of article 23 are shares in the Company all of the same class.

Small Holder means a Member who is a holder or joint holder of a Small Holding.

Small Holding is a holding of Shares created by the transfer of a parcel of Shares the aggregate Market Value of which at the time a proper ASTC transfer was initiated or a proper based transfer was lodged, was less than a marketable parcel of Shares as provided under the Listing Rules.

Special Resolution has the same meaning as in the Corporations Act.

Stapled means the linking together of Ordinary Shares and one or more category of Attached Securities so that one may not be transferred, or otherwise dealt with, without the other or others and which are quoted on the ASX jointly as a "Stapled Security" or such other term as the ASX permits.

Stapled Entity means APT and any other trust, corporation or managed investment scheme whose securities are Stapled to the Ordinary Shares.

Stapled Security means a Share and each Attached Security which are Stapled together and registered in the name of the Member.

Stapling means the process that results in Ordinary Shares and Attached Securities being and remaining Stapled to each other.

Stapling Commencement Date means the date determined by the Manager and approved by the Directors.

Stapling Provisions means the provisions of this Constitution relating to, referring to or connected with Stapling and, for avoidance of doubt, includes those provisions relating to, referring to or connected with Stapling contained in articles 1.9, 2, 3.11, 3.12, 4.10, 5.2, 5.5, 5.9, 5.15, 5.16, 6.16, 7.6, 8.12, 9.25, 9.26, 11.1, 16.10, 16.12, 17.2, 17.4, 19.4, 22.14, 23.1 and 23.8 to 23.11 (inclusive) and **Stapling Provision** has a corresponding meaning.

State means the State or Territory in which the Company is for the time being registered.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or a trust which is controlled by the first within the meaning of control under section 50AA of the Corporations Act.

Uncertificated Securities has the same meaning as in the Listing Rules.

23.2 Interpretation

In this Constitution unless the contrary intention appears:

(a) **(gender)** words importing any gender include all other genders;

(b) **(person)** the word person includes a firm, a body corporate, a partnership, a joint venture, an unincorporated body or association or an authority;

(c) **(singular includes plural)** the singular includes the plural and vice versa;

(d) **(regulations)** a reference to a law includes regulations and instruments made under the law;

(e) **(amendments to statutes)** a reference to a law or a provision of a law includes amendments, re-enactments or replacements of that law or the provision, whether by the State or the Commonwealth of Australia or otherwise;

(f) **(from time to time)** a power, an authority or a discretion reposed in a Director, the Directors, the Company in general meeting or a Member may be exercised at any time and from time to time; and

(g) **(amount paid)** a reference to an amount paid on a share includes an amount credited as paid on that share.

23.3 Corporations Act

In this Constitution unless the contrary intention appears:

(a) an expression has, in a provision of this Constitution that deals with a matter dealt with by a particular provision of the Corporations Act, the same meaning as in that provision of the Corporations Act; and

(b) "section" means a section of the Corporations Act.

23.4 Headings and Parts

Headings are inserted for convenience and are not to affect the interpretation of this Constitution.

This Constitution is divided into Parts as indicated by its Contents.

23.5 Replaceable rules not to apply

The provisions of the Corporations Act that apply as replaceable rules are displaced by this Constitution and accordingly do not apply to the Company.

23.6 Currency

The Directors may:

(a) differentiate between Members as to the currency in which any amount payable to a Member is paid (whether by way of or on account of dividends, repayment of capital, participation in surplus property of the Company or otherwise);

(b) determine to pay a distribution in a currency other than Australian and the amount payable will be converted from Australian currency in any manner, at any time and at any exchange rate as the Directors think fit; and

(c) in deciding the currency in which a payment is to be made to a Member, have regard to the registered address of the Member, the register on which a Member's Shares are registered and any other matters as the Directors consider appropriate.

23.7 Application of Listing Rules

In this Constitution a reference to the Listing Rules only applies while the Company is on the official list of ASX.

While the Company is on the official list of ASX:

(a) despite anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act must not be done;

(b) nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done as the case may be;

(d) if the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is taken to contain that provision;

(e) if the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is taken not to contain that provision; and

(f) if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is taken not to contain that provision to the extent of the inconsistency.

23.8 Effective time for Stapling

The Stapling Provisions only apply and come into effect in accordance with this article 23.8. Each Ordinary Share will be Stapled to an APT Unit on the Stapling Commencement Date and the Stapling Provisions will apply and come into effect from that time. The Directors may, subject to the Corporations Act and, while the Ordinary Shares are Officially Quoted, the Listing Rules, cause the Stapling of any other security or securities to the Ordinary Shares.

23.9 Listing and consistency with constitutions

The Directors must use every reasonable endeavour to procure that Australand Property Group Stapled Securities are dealt with under this Constitution in a manner consistent with the provisions relating to Australand Property Group Stapled Securities in the constitution of each other Stapled Entity.

23.10 Intentions concerning issue and transfer of Australand Property Group Stapled Securities

The Ordinary Shares are intended to be Stapled to Attached Securities in the ratio of one share to one of each category of Attached Securities (if any). It is the intention of the Company (and as more specifically set out in this Constitution) that:

(a) the Members holding Ordinary Shares shall be identical to the holders of Attached Securities (if any) (except those Attached Securities held by or on behalf of the Company or its subsidiaries);

(b) as far as the law permits, an Ordinary Share and one of each of the Attached Securities which are Stapled together shall be treated as one security;

(c) no transfer of an Ordinary Share is to occur without one of each of the Attached Securities being transferred at the same time from the same transferor to the same transferee; and

(d) no Ordinary Share is to be issued unless one of each of the Attached Securities is issued at the same time to the same person.

23.11 Suspension of Stapling Provisions

Subject to the Corporations Act, the Listing Rules, approval by resolution at a meeting of Members, and approval by a resolution of holders of each category of Attached Securities, the Directors may determine that the Stapling Provisions will cease to apply provided that at the same time each Stapled Entity also suspends the Stapling Provisions in accordance with the constitutions of the Stapled Entities.

Annexure A - Rights attaching to preference shares

The Company may issue preference shares under article 1.2 on the following terms:

1 each preference share confers on the holder a right to receive a preferential dividend at the rate and on the basis decided by the Directors under the terms of issue;

2 in addition to the preferential dividend, each preference share may participate with the ordinary shares in profits if, and to the extent that, the Directors decide under the terms of issue;

3 the preferential dividend may be cumulative if, and to the extent that, the Directors decide under the terms of issue;

4 each preference share confers on its holder:

(a) the right, in priority to the payment of any dividend on any other class of shares, to the preferential dividend; and

(b) the right in a winding up and on redemption to payment in cash in priority to any other class of shares of:

(i) the amount of any dividend accrued by unpaid on the share at the date of winding up or the date of redemption; and

(ii) any amount paid on the share;

5 a preference share does not confer on its holder any right to participate in the profits or property of the Company except as set out above;

6 to the extent the Directors decide under the terms of issue, a preference share may confer a right to a bonus issue or capitalisation of profits in favour of holders of those shares only;

7 a preference share does not entitle its holder to vote at any general meeting of the Company except in the following circumstances:

(a) on a proposal:

(i) to reduce the share capital of the Company;

(ii) that affects rights attached to the share;

(iii) to wind up the Company; or

(iv) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy back agreement;

(c) during a period in which a dividend or part of a dividend on the share is in arrears; or

(d) during the winding up of the Company;

8 preference shares shall confer upon the holders thereof the same rights as those conferred by the Constitution upon the holders of ordinary shares as regards receiving notices of general meetings, reports, balance sheets and accounts and of attending and being heard at all general meetings of the Company;

9 where any sum is payable by the Company to the holder of a preference share in a currency other than Australian dollars ("**Foreign Currency Amount**"), and such sum is not paid when due or the Company has commenced winding up, the holder may elect by notice in writing to the Company to require instead of payment of an amount in Australian dollars equal to the Foreign Currency Amount calculated by applying the Reference Rate on the date of payment for the sale of the currency in which the payment is to be made for Australian dollars. The "Reference Rate" means in respect of a preference share such rate applicable in such market and at such time as determined by the Directors prior to allotment of those preference shares and specified in the terms of issue for those preference shares;

10 notwithstanding articles 1.2 and 1.3 and the paragraphs in this Annexure A, the Company may not issue a preference share which confers upon the holder rights which are inconsistent with those specified in the Listing Rules, except to the extent of any express written waiver of the Listing Rules by ASX; and

11 a preference share which, in accordance with its terms of issue may be converted into an ordinary share shall, at the time of conversion and without any further act, have (subject to the terms of issue of the preference share in relation to entitlement to ordinary dividends paid after conversion) the same rights as a fully paid ordinary share and rank pari passu with other fully paid ordinary shares then on issue. In addition, the terms of issue of the preference share may provide for the issue of additional ordinary shares on conversion as determined by the Directors.

82 - 4507

AUSTRALAND

AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

30 September 2005

AUSTRALAND PROPERTY TRUST CONSOLIDATED CONSTITUTION

Attached is a copy of the consolidated Constitution for Australand Property Trust including all amendments up to and including the amendments in the Third Supplemental Deed Poll as approved by members on 27 September 2005.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: + 61 2 9767 2182
email: pmackey@australand.com.au

82 - 4507

MALLESONS STEPHEN JAQUES

Consolidated Constitution of Australand Property Trust

Dated 14 September 2003

Australand Property Limited ("Manager")
(ACN 105 462 137)

AUSTRALAND

This document is a consolidated copy of the Constitution dated 14 September 2003 for Australand Property Trust (ARSN 108 254 413) ("**Original Constitution**") including all amendments up to and including the amendments in the Third Supplemental Deed Poll dated 27 September 2005. The Trust was registered by ASIC on 27 October 2003.

This is not a legally binding document. Reference should be made to the Original Constitution and each amending deed for the operative provisions. Section headings, indices and the provisions in square brackets do not form part of the text.

Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
Ref: KJB/BHM

Consolidated Constitution of Australand Property Trust

82 - 4507

82 - 4507

Consolidated Constitution of Australand Property Trust

Details

Interpretation – definitions are at the end of the General terms

Manager	Name	**Australand Property Limited**
	ACN	105 462 137
Trust Name	Australand Property Trust	
Governing law	New South Wales	
Date of deed	14 September 2003	

Consolidated Constitution of Australand Property Trust

This deed poll is declared by Australand Property Limited to be the constitution of the Australand Property Trust.

General terms

1 Name of Trust

1.1 Name

The Trust is called the Australand Property Trust or by such other name as the Manager determines from time to time.[1]

1.2 If Manager retires

If a Manager retires or is removed, its successor as Manager must, unless otherwise approved by the former Manager, change the name of the Trust to a name that does not imply an association with the former Manager or its business.

2 Assets held on trust

2.1 Assets held on trust

The Manager must hold the Assets on trust for Members.[2]

2.2 Assets vest in Manager

The Assets vest in the Manager, but must be clearly identified as property of the Trust and held separately from the assets of the Manager and any other managed investment scheme if and to the extent that the Corporations Act so requires.[3]

3 Units and Options

3.1 Beneficial interest divided into Units

The beneficial interest in the Trust is divided into Units.

[1] See Corporations Regulation 5C.1.02

[2] See section 601FC(2) of the Corporations Act

[3] See section 601FC(1)(i)

3.2 Units confer equal undivided interest

Subject to any rights, obligations and restrictions attaching to any particular Units or Class, each Fully Paid Unit confers an equal undivided interest and, unless this constitution states otherwise, a Partly Paid Unit confers an interest of the same nature which is proportionate according to the amount paid up on the Unit.

3.3 Interest in Assets

A Unit confers an interest in the Assets as a whole, subject to the Liabilities. A Unit does not confer an interest in a particular Asset.

3.4 Stapling provisions

The provisions of this constitution relating to Stapling take effect on and from the Stapling Commencement Date and apply subject to all other provisions of this constitution which may suspend, abrogate or terminate Stapling.

3.5 Creation of Options

The Manager may create and issue Options on such terms and conditions as the Manager determines. Options may be issued with Units or separately.

3.6 Issue of Options

Subject to this constitution, the Corporations Act (and the conditions of any applicable ASIC relief from it) and, if relevant, the Listing Rules, the Manager may determine that Options will be issued:

(a) for consideration or no consideration;

(b) on the basis that the exercise price for a Unit to be issued on exercise of the Option is the price determined by the Manager, provided that the exercise price is less than the price that would otherwise apply under this constitution by a percentage not exceeding 90%; and

(c) conferring on the holder of the Option such other entitlements under this constitution as the Manager determines,

and otherwise on terms and conditions and with such entitlements as determined by the Manager. The terms of issue of the Option may allow the Manager to buy back the Options.

3.7 Offers of Options

Subject to the Listing Rules and the Corporations Act (and the conditions of any applicable ASIC relief from it), if the Manager is making an offer of Options to Members which is otherwise in proportion to their existing holdings of Units, the Manager is not required to offer Options under this clause to persons whose address on the Register is in a place other than Australia and New Zealand.

3.8 Exercise of Options

(a) On exercise of an Option, the holder of the Option is entitled to subscribe for and be allotted such number of Units as the terms and conditions of issue of the Option contemplate.

(b) While Stapling applies, an Option may only be exercised if, at the same time as Units are acquired pursuant to the Option, the same person acquires an identical number of Attached Securities, which are then Stapled to the Units.

3.9 Rights attaching to Units and Options

A Member holds a Unit subject to the rights, restrictions and obligations attaching to that Unit or that class of Unit. The holder of an Option holds the Option subject to the terms and conditions attaching to that Option.

3.10 No fractions of Units

Fractions of a Unit may not be issued by the Manager.

3.11 Rounding of fractions

Where any calculation performed under this constitution would otherwise result in the issue of a fraction of one Unit, the number of Units to be issued is, subject to this constitution, to be rounded down to the nearest whole Unit.

3.12 Rounding

Any excess application or other money or property which results from rounding under any provision of this constitution becomes an Asset of the Trust.

3.13 Consolidation and division of Units and Options

Subject to the Listing Rules and the Corporations Act, Units and Options may be consolidated or divided as determined by the Manager.[4]

3.14 Consolidation and division while stapling applies

While Stapling applies, Units may only be consolidated or divided if the related Attached Securities are also consolidated or divided at the same time and to the same extent.

3.15 Transfer of Units and Options if Officially Quoted

If the Units and/or Options are Officially Quoted, Units and/or Options may be transferred in any manner permitted by the CHESS System. The Manager may require before registration of any such transfer that there be provided to the Manager any documents which the rules of the uncertificated system require or permit the Manager to require be provided to it to authorise registration. This clause 3.15 prevails over any other provision of this

[4] If applicable, refer Listing Rules, Chapter 7 - reorganisations of capital.

constitution that may be inconsistent with it but it does not permit the Manager to refuse to register a proper SCH transfer.

3.16 Form of transfer

Subject to this constitution, a Unit or Option may be transferred in any form approved by the Manager, accompanied by any evidence reasonably required by the Manager to show the right of the transferor to make the transfer and (if the Manager requires) be presented for Registration duly stamped.

3.17 Registration

A transfer is not effective until Registered.

3.18 Manager may request holding lock or refuse to register transfer

If Units or Options are Officially Quoted, and if permitted to do so by the Listing Rules, the Manager may:

(a) request SCH to apply a holding lock to prevent a transfer of CHESS Approved Securities registered on the CHESS subregister; or

(b) refuse to register a transfer of other Units in the Trust.

3.19 Manager must request holding lock or refuse to register transfer

The Manager must:

(a) request SCH to apply a holding lock to prevent a transfer of CHESS Approved Securities registered on the CHESS subregister; or

(b) refuse to register any transfer of other Units in the Trust;

if:

(c) the Listing Rules require the Trust to do so;

(d) registration of the transfer is prohibited by clause 3.23(b);

(e) clause 3.31(a) requires the Manager not to register the transfer; or

(f) the transfer is in breach of the Listing Rules or a Restriction Agreement.

3.20 Notice of holding locks and refusal to register transfer

If in the exercise of its rights under clause 3.18 and 3.19 the Manager requests application of a holding lock to prevent a transfer of CHESS Approved Securities or refuse to register a transfer of a security they must give written notice of the request to the holder of the Units, to the transferee and the broker lodging the transfer, if any. Failure to give such notice does not invalidate the decision of the Manager.

3.21 Manager must retain instruments of transfer

The Manager must retain every instrument of transfer which is registered for such period as the Manager determines.

3.22 Return of refused transfers

If the Manager refuses to register a transfer, the transfer must be returned to the person who deposited it if demand is made within 12 months of the giving of notice of refusal to register unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates.

3.23 Proportional takeover offers

Notwithstanding clauses 3.15, 3.16 and 3.17, if offers are made under a proportional takeover bid for Units of the Trust in accordance with the Corporations Act:

(a) clauses 3.23 to 3.28 apply;

(b) the registration of a transfer giving effect to a takeover contract resulting from acceptance of an offer made under the takeover bid is prohibited unless and until a resolution to approve the bid is passed or taken to be passed in accordance with clauses 3.26 or 3.27; and

(c) the Manager must ensure that a resolution to approve the bid is voted on in accordance with clause 3.24 and 3.25 before the fourteenth day before the last day of the bid period.

3.24 Approval of takeover bids

The Manager may determine whether the approving resolution is voted on:

(a) at a meeting of persons entitled to vote on the resolution convened and conducted, subject to the provisions of clause 3.26, as if it were a meeting of Members convened and conducted in accordance with this constitution and the Corporations Act with such modifications as the Manager determines the circumstances require; or

(b) by means of a postal ballot conducted in accordance with the following procedures:

(i) a notice of postal ballot and ballot paper must be sent to all persons entitled to vote on the resolution not less than 14 days before the date specified in the notice for closing of the postal ballot, or such less period as the Manager determines the circumstances require;

(ii) the non-receipt of a notice of postal ballot or ballot paper by, or the accidental omission to give a notice of postal ballot or ballot paper to, a person entitled to receive them does not invalidate the postal ballot or any resolution passed under the postal ballot;

(iii) the notice of postal ballot must contain the text of the resolution and the date for closing of the ballot and may contain any other information the Manager considers appropriate;

(iv) each ballot paper must specify the name of the person entitled to vote;

(v) a postal ballot is only valid if the ballot paper is duly completed and:

(A) if the person entitled to vote is an individual, signed by the individual or a duly authorised attorney; or

(B) if the person entitled to vote is a corporation, executed under seal or as permitted in the Corporations Act or under the hand of a duly authorised officer or duly authorised attorney;

(vi) a postal ballot is only valid if the ballot paper and the power of attorney or other authority, if any, under which the ballot paper is signed or a copy of that power of attorney certified as a true copy by statutory declaration is or are received by the Manager before close of business on the date specified in the notice of postal ballot for closing of all postal ballot at the office of the Manager or unit registry of the Trust or at such other place as specified for that purpose in the notice of postal ballot; and

(vii) a person may revoke a postal ballot vote by notice in writing to be received by the Manager before the close of business on the date for closing of the postal ballot.

3.25 Entitlement to vote on approving resolution

The only persons entitled to vote on the approving resolution are those persons who, as at the end of the day on which the first offer under the bid was made, held bid class securities. Each person who is entitled to vote is entitled to one vote for each bid class security held by that person at that time.

Neither the bidder nor any associate of the bidder is entitled to vote on the resolution.

3.26 When approving resolution passed

If the resolution is voted on in accordance with clauses 3.23 to 3.25 then it is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is taken to have been rejected.

3.27 If approving resolution has not been voted on

If a resolution to approve the bid has not been voted on as at the end of the day before the fourteenth day before the last day of the offer period, then a resolution to approve the bid is taken to have been passed in accordance with clauses 3.24 to 3.26.

3.28 Cessation of clauses 3.23 to 3.27

Clauses 3.23 to 3.27 cease to have effect on the day three years after the later of their adoption or last renewal.

3.29 Transfers if Units or Options not Officially Quoted

If Units or Options are not Officially Quoted, the Manager may only refuse to record any transfer in the Register if, in the opinion of the Manager:

(a) the transfer does not comply with clause 3.16;

(b) the creditworthiness of the proposed transferee suggests that the transfer would be materially prejudicial to the interests of the balance of the other Members or the Manager;

(c) the transferee is not an investor who has the financial ability and willingness to accept the risks and lack of liquidity inherent in an investment in the Trust; or

(d) there are material legal, tax or regulatory reasons which mean the transfer would be prejudicial to the balance of the other Members or the Manager.

3.30 Restricted Securities

The Manager must refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of any Restricted Securities on issue which is or might be in breach of the Listing Rules or any escrow agreement entered into by the Manager under the Listing Rules in relation to the Restricted Securities. During a breach of the Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement, the holder of the Restricted Securities is not entitled to any distribution or voting rights in respect of the Restricted Securities.

3.31 Single instrument of transfer for Stapled Securities

While Stapling applies and subject to the Corporations Act and the Listing Rules if the Listing Rules apply:

(a) the Manager must not register any transfer of Units unless it is a single instrument of transfer of Stapled Securities and any provision of clauses 3.15 to 3.19 of this constitution inclusive referring to a transfer of Units will be deemed to be a reference to such a transfer; and

(b) a reference in clauses 3.15 to 3.19 inclusive and clause 3.23 to a Unit will be deemed to be a reference to a Stapled Security.

3.32 Joint tenancy

Persons Registered jointly as the holder of a Unit or Option hold as joint tenants and not as tenants in common unless the Manager otherwise agrees.

3.33 Death, legal disability of Member

If a Member dies or becomes subject to a legal disability such as bankruptcy or insanity, only the survivor (where the deceased was a joint holder) or the legal personal representative (in any other case) will be recognised as having any claim to Units or Options Registered in the Member's name.

3.34 Number of Units

While Stapling applies, the number of issued Units at any time must equal the number of issued Attached Securities of each category but disregarding any Attached Securities held by or on behalf of a Stapled Entity or a subsidiary of a Stapled Entity.

4 Partly Paid Units

4.1 Payment of Application Price by instalments

The Application Price of Units may be payable by instalments as set out in this clause 4.

4.2 Must also issue partly paid Attached Securities

While Stapling applies, Units may not be issued on the basis that they are Partly Paid Units unless there is a contemporaneous and corresponding issue of Attached Securities which are to be partly paid. While Stapling applies any issue of Partly Paid Units shall be upon the basis that a call will not be regarded as having been validly paid unless any amount payable at the same time in relation to the partly paid Attached Securities is also paid.

4.3 Determination of amount and timing of instalments

The Manager may determine at any time that Units to be offered for sale or subscription are to be offered on terms that the Application Price is payable by instalments of such amounts and at such times as the Manager determines or, if the Manager so determines, by a single instalment payable at such time as the Manager determines.

4.4 Variation or waiver of terms and conditions

Subject to any applicable statutory duty requiring the Manager to treat Members of the same class equally and those of different classes fairly, where Units are offered for sale or subscription on terms and conditions determined and set out in accordance with clause 4.3, those terms and conditions may be varied or compliance therewith waived only with the consent of the Manager.

The variation or waiver must not take effect during the currency of the offering document pursuant to which the Units were offered for sale or subscription.

4.5 Notice of instalments

The Manager must give Members:

(a) if the Trust is not Listed, at least 3 Business Day's notice; or

(b) if the Trust is Listed, at least 30 Business Days' notice (but not more than 40 Business Days' notice),

of the time and date each instalment is due to be paid (the First Notice).

If the Trust is Listed:

(c) the notice must contain such other information as is required by the Listing Rules (or ASX under the Listing Rules); and

(d) at least 4 Business Days before the date each instalment is due to be paid, the Manager must send a second notice to all new Members and those Members whose holding has changed since the First Notice which must include any changes that have occurred in the information given in the First Notice because of a change in the holding.

4.6 Interest on instalments

If a Member does not pay an instalment by the due time and date then interest is payable on the sum due from the date payment was due to the time of payment at such rate as the Manager determines not exceeding BBSW plus 2% per annum. Interest is calculated daily and payable monthly in arrears. The Manager may waive payment of that interest in whole or part.

(a) The Manager may revoke or postpone the payment of an instalment.

(b) Subject to the Listing Rules, an instalment shall be deemed to be due on the date determined by the Manager.

(c) Subject to the Listing Rules, the non-receipt of a notice that an instalment is due by, or the accidental omission to give a notice that an instalment is due to, a Member, shall not invalidate the instalment being due.

(d) Subject to the Corporations Act and the Listing Rules, the Manager may extinguish in full or in part any liability of Members in respect of any moneys unpaid on Members' Units.

(e) Subject to the Listing Rules, any instalment which, by the terms of issue of the Unit, becomes payable on issue of the Unit or at any date fixed by or in accordance with such terms of issue shall be deemed to be an instalment which the Manager has given Members notice of in accordance with clause 4.5. In the case of non-payment, all the

provisions of this constitution as to payment of interest, forfeiture or otherwise shall apply as if such notice had been given.

4.7 Failure to pay instalments

If a Member fails to pay in full any instalment due on any Partly Paid Unit on or by the day specified for payment, the Manager may, during such time as the instalment or any part of the instalment remains unpaid, serve a notice on that Member requiring payment of so much of the instalment as is unpaid, any interest owing and all reasonable expenses incurred by the Manager as a result of the non-payment. The notice must specify a further time and day (not earlier than 10 days from the date of the notice) on or by which the payment as required by the notice is to be made. The notice must also state that in the event of non payment on or by that specified time and day, the Partly Paid Units in respect of which the instalment or part instalment remains unpaid will be liable to be forfeited and an equal number of Attached Securities will also be liable to be forfeited. If Units are Officially Quoted, the notice must contain such other information as is required by the Listing Rules (or ASX under the Listing Rules).

4.8 If requirements of any notice not complied with

If the requirements of any notice issued under clause 4.5 are not complied with:

(a) any Partly Paid Unit in respect of which the notice has been given (together with the Attached Securities) may at any time after the date specified in the notice for payment of the amount required by the notice (and before payment of the instalment and any interest and expenses owing), be forfeited on the Manager so determining; and

(b) subject to the Listing Rules, the Corporations Act and this constitution, all voting rights, entitlements to the distribution of income and other rights in connection with any Partly Paid Unit and the Attached Securities in respect of which the notice has been given are suspended until reinstated by the Manager.

4.9 Disposal of forfeited Units

Subject to the Listing Rules if Units are Officially Quoted, a forfeited Unit (together with the Attached Securities) may be sold or otherwise disposed of as a Fully Paid Unit (together with the Attached Securities), either:

(a) subject to any necessary relief from ASIC, at a price equal to that received from the sale of the Stapled Security in the normal course of business on the Australian Stock Exchange less the fair value as determined by the Manager for the Attached Securities; or

(b) by private treaty or public auction, if ASIC has given any necessary relief from the provisions of the Corporations Act and if the Manager complies with the conditions of that relief.

At any time before a sale or disposition the forfeiture may be cancelled upon such terms as the Manager thinks fit.

4.10 Holder of forfeited Units

The holder of Partly Paid Units and Attached Securities which have been forfeited ceases to be a Member in respect of the forfeited Units and ceases to be a member of each Stapled Entity in respect of the Attached Securities (and has no claims or demands against the Manager or the Trust in respect of the forfeited Units and the forfeited Attached Securities) but remains liable to pay to the Manager all moneys which at the date of forfeiture were payable by the former Member to the Manager in respect of the forfeited Units (including interest owing under 4.6 and expenses) but the former Member's liability ceases if and when the Manager receives payment in full of all such money and, if applicable, interest in respect of the forfeited Units.

4.11 Evidence of forfeiture

A statement signed by a duly authorised officer of the Manager that a Partly Paid Unit and the Attached Securities have been duly forfeited on a date stated therein is conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the forfeited Units and the Attached Securities.

4.12 Consideration for forfeited Units

Where a Partly Paid Unit and relevant Attached Securities are forfeited pursuant to this clause 4 the Manager may receive the consideration, if any, given for a forfeited Unit and forfeited relevant Attached Securities on the sale or disposal, and the Manager may execute a transfer of that Unit and relevant Attached Securities in favour of the person to whom the Unit and relevant Attached Securities are sold or disposed of and that person must then be registered as the holder of that Unit and relevant Attached Securities and is not obliged to ensure that any part of the money which the person has paid for the Unit and relevant Attached Securities is paid to the former holder of the Unit nor shall the person's title to that Unit or the Attached Securities be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture, sale or disposal of that Unit or the relevant Attached Securities.

4.13 Deductions from consideration for forfeited Units

Where forfeited Units are sold or disposed of for cash, the Manager must deduct from the amount of the consideration the amount of the instalment owing at the date of forfeiture together with interest (if any) payable thereon and a sum representing an amount which has been or will be incurred for commissions, stamp duties, transfer fees and other usual charges, if any, on the sale or disposal of the Unit and any expenses associated with the forfeiture or any proceedings brought against the Member to recover the instalment or part thereof owing. The Manager may retain the amounts so deducted, but the balance remaining must be paid to the Member whose Units were forfeited.

4.14 Joint holders

Joint holders of Partly Paid Units are jointly and severally liable to pay all amounts due and payable on the Partly Paid Units held by them.

4.15 Rights and obligations attaching to a Partly Paid Unit are proportionate

Subject to the Corporations Act and the provisions of this constitution, the rights and obligations attaching to a Partly Paid Unit will be in proportion to the extent to which that Unit is paid up.

5 Classes of Units

Subject to the Corporations Act, the Manager may create and issue Classes with such rights, obligations and restrictions attaching to the Units of such Class as it determines.

6 Application Price for Units[5]

6.1 Application Price

Except as set out in schedule 1 and subject to any rights, obligations and restrictions attaching to any particular Units or Class, a Unit must only be issued at an Application Price calculated in accordance with this clause 6.

6.2 Initial Units

The first 100 Units to be issued on the initial settlement of the Trust in accordance with clause 21.1 will be issued at an Application Price of $0.70 per Unit.

6.3 While Units are not Officially Quoted

While Units are not Officially Quoted the Application Price for a Unit issued in respect of an application accepted after the Stapling Commencement Date shall be calculated as:

$$\frac{\text{Net Asset Value} + \text{Transaction Costs} + \text{Aggregate Unpaid Amount}}{\text{number of Units in issue}}$$

6.4 Determination of variables in clause 6.3

Each of the variables in clause 6.3 must be determined as at the next Valuation Time after:

(a) the Manager receives the application for Units; or

(b) the Manager receives the application money, or the property against which Units are to be issued or vested in the Manager,

[5] Required to be included by Section 601GA(1)(a)

whichever happens later.

6.5 While Units are Officially Quoted

While Units are Officially Quoted, the application price for any Unit will be equal to the Market Price for the Units or, where Stapling applies, the Market Price of Stapled Securities minus the application price of each Attached Security, or the amount determined by the Manager in accordance with clause 6.6. However, the Manager may determine a different Application Price in relation to the issue of any Units to the extent permitted by and in accordance with ASIC relief and the Listing Rules which in the case of:

(a) offers made at substantially the same time to only and all the then Members (whether or not the right to acquire those Units is renouncable) but not including persons who may be excluded from an issue or offer of Units in accordance with ASIC relief and the Listing Rules, is not less than 50% of the Market Price for the Units or, where Stapling applies, the Market Price of Stapled Securities minus the application price of each Attached Security (as determined under clause 6.6) on the Business Day preceding the date on which the intention to make the offer or issue is announced on the ASX;

(b) a distribution reinvestment at the Application Price determined in accordance with clause 10.8;

(c) Units issued upon the exercise of an Option will be issued at an Application Price determined in accordance with clause 3.6(b);

(d) a placement or otherwise at a price determined by the Manager.

6.6 Determination of Application Price where Stapled Securities are issued

Where:

(a) Stapling applies;

(b) as a consequence, a Unit is to be issued as part of a Stapled Security; and

(c) this constitution contains a provision for the calculation or determination of the application price for the Stapled Security but not for the Unit,

the Manager must determine what part of the application price of a Stapled Security is to represent the Application Price of a Unit for the purposes of this constitution.[6]

Unless otherwise agreed between the Manager and:

[6] NB: This requires ASIC relief

(d) in relation to any Stapled Entity that is a company, the Stapled Entity; and

(e) in relation to any Stapled Entity that is a managed investment scheme, the responsible entity of the Stapled Entity,

the application price of a Stapled Security will be allocated between the Application Price of the Unit and the application price of the Attached Securities in the ratio that the net assets (adjusted for the net market value of their investments) of each of the Trust and each of the Stapled Entities at the end of the relevant period immediately prior to the issue bears to the amount of the aggregate net assets (adjusted for the net market value of their investments) of the Trust and the Stapled Entities at that time.

7 Application procedure

7.1 Application form

An applicant for Units must complete a form approved by the Manager if the Manager so requires. The form may be transmitted electronically if approved by the Manager.

7.2 Application for identical number of Attached Securities

While Stapling applies, an applicant for Units must at the same time make an application for an identical number of Attached Securities.

7.3 Payment

Payment in a form acceptable to the Manager, or a transfer of property of a kind acceptable to the Manager and able to be vested in the Manager or a custodian appointed by it (accompanied by a recent valuation of the property, if the Manager requires), must:

(a) accompany the application;

(b) be received by or made available to the Manager or the custodian within such period before or after the Manager receives the application form as the Manager determines from time to time or as the terms of issue of the relevant Partly Paid Unit contemplate; or

(c) comprise a reinvestment of a distribution in accordance with this constitution.[7]

If the Manager accepts a transfer of property other than cash, any costs associated with the valuation or transfer of the property must be paid by the Member either directly or by deducting them from the market value of the property before the number of Units to be issued is calculated, as the Manager decides.

[7] See "Income and distributions to Members"

7.4 Manager may reject

The Manager may reject an application in whole or in part without giving any reason for the rejection.[8]

7.5 Minimum amounts

The Manager may set a minimum application amount and a minimum holding for the Trust and alter or waive those amounts at any time.[9]

7.6 Manager must reject application

While Stapling applies, the Manager must reject an application for Units if the applicant does not apply at the same time for an identical number of Attached Securities or if an identical number of Attached Securities will not be issued to the applicant at the same time as the issue of Units to the applicant.

7.7 Issue Date

Except in the case of a reinvestment of distribution in accordance with this constitution, Units are taken to be issued when:

(a) the Manager accepts the application; or

(b) the Manager receives the application money, or the property against which Units are to be issued is vested in the Manager,

whichever happens later.

Units which are issued on a reinvestment of distribution in accordance with this constitution are taken to be issued on the day the distribution is applied in payment for the Units. The Manager may hold applications without accepting them for such period as it determines and, in particular, may hold applications received prior to the Stapling Commencement Date until the Stapling Commencement Date.

7.8 Uncleared funds

Units issued against application money paid other than in cleared funds, or in consideration of a transfer of property, are void if the funds are not subsequently cleared or the property does not vest in the Manager within 1 month of receipt of the application.

7.9 Register

Subject to the Corporations Act, a single register may be kept in which details of the holders of Units and the holders of Attached Securities are recorded.

---

[8] Refer Listing Rule 10.11 if the Trust is Listed - restriction on issue of Units to related parties.

[9] If the Trust is Listed, see "Small holdings".

7.10 Holding statements

Subject to the Corporations Act, while the Trust is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of Stapled Securities comprising Units and Attached Securities.

7.11 Income Entitlement of Units

Without limiting clause 5, the Manager may in its discretion issue Units on terms that such Units:

(a) participate fully for income of the Trust in respect of the Distribution Period in which they are issued;

(b) do not entitle the holder of such Units to receive a distribution of income of the Trust in respect of the Distribution Period in which such Units are issued; or

(c) entitle the holder of such Units to receive a distribution of income of the Trust in respect of the Distribution Period in which such Units are issued which is not greater than the proportion of the income of the Trust to which a Member holding a Unit during the whole of that Distribution Period is entitled multiplied by the number of days from and including the date of allotment of those Units to the end of that Distribution Period divided by the total number of days in that Distribution Period.

7.12 Restriction on issue of Units

No Units may be issued after the 80th anniversary from the day before the Trust commenced if that issue would cause a contravention of the rule against perpetuities or any other rule of law or equity.

8 Redemption

Units may not be redeemed from the Trust.

9 Valuation of Assets

9.1 Manager may value

The Manager may cause an Asset to be valued at any time, and must do so as and when required by the Corporations Act.[10]

9.2 Determination of Net Asset Value

The Manager may determine Net Asset Value at any time, including more than once on each day.

[10] See section 601FC(j) for Scheme Operator's obligations concerning valuation

9.3 Valuation methods and policies

The Manager may determine valuation methods and policies for each category of Asset and change them from time to time. Unless the Manager determines otherwise, the value of an Asset for the purpose of calculating Net Asset Value will be its market value.[11] Where the Manager values an Asset at other than its market value, or where there is no market value, the valuation methods and policies applied by the Manager must be capable of resulting in a calculation of the Application Price that is independently verifiable.

10 Income and Distributions

10.1 Determination of income and reserves

The Manager is to determine whether any item is income or capital and the extent to which reserves or provisions need to be made.

10.2 Distribution of income

For each Distribution Period the Manager must calculate and distribute each Member's Distribution Entitlement.

10.3 Distribution Entitlement

(a) "Distributable Amount" for a Distribution Period is to be determined in accordance with the following formula:

$$DA = OI + C$$

Where:

DA is the Distributable Amount.

OI is Operating Income.

C is any additional amount (including capital) that the Manager has determined is distributable.

(b) Subject to the terms of issue for any class of Units, each Member's Distribution Entitlement is to be determined in accordance with the following formula:

$$DE = DA \times \frac{UH}{UI}$$

where:

DE is the Distribution Entitlement

DA is the Distributable Amount

UH is the aggregate of the Paid-up Proportion of each relevant unit holding of the Member at the close of business on the Distribution Calculation Date

UI is the aggregate Paid-up Proportion of Units on issue in the Trust at the close of business on the Distribution Calculation Date.

[11] ASIC Policy Statement 134, paragraph 29: constitution should set out how scheme property will be valued.

10.4 Distribution of Distribution Entitlement

(a) The Manager must pay to each Member its Distribution Entitlement on or before the Distribution Date.

(b) For the purpose of determining the entitlement to the Distribution Entitlement for a Distribution Period, the persons who are Member on the record date for that Distribution Period have an absolute, vested and indefeasible interest in the Distributable Amount of that Distribution Period.

(c) The Manager must retain from each Member's Distribution Entitlement all amounts which are necessary to avoid distributing a fraction of a cent or which the Manager determines it is not practical to distribute on a Distribution Date. Any sum so retained will for all purposes be treated as income for the next following Distribution Period.

(d) The Manager may retain from the amounts to be distributed to a Member an amount in or towards satisfaction of any amount payable by the Member to the Manager under this constitution or are required to be deducted by law.

10.5 Categories and sources of income

For any category or source of income the Manager may keep separate accounts and allocate the income from any category or source to any Member.

10.6 Distribution Reinvestment Arrangements

(a) The Manager may advise Members from time to time in writing that Members may on terms specified in the notice participate in an arrangement under which Members may request that all or a proportion of specified distributions due to them be satisfied by the issue of further Units.

(b) While Stapling applies no reinvestment may occur unless contemporaneously with the reinvestment in additional Units the Member subscribes for or purchases an identical number of Attached Securities which when issued or acquired (respectively) are then Stapled to the additional Units. The Manager may make provision for and make payment of the subscription or purchase price for such Attached Securities out of the distribution or income (as applicable) which is otherwise available for reinvestment.

10.7 Deemed application if reinvestment applies

If reinvestment applies, the Manager is deemed to have received and accepted an application to reinvest the distribution after the deduction of any Tax which the Manager is required to deduct on the date upon which the distribution is to be paid.

10.8 Application Price while listed if reinvestment applies

If reinvestment applies, while the Units in the Trust are Listed the aggregate of the Application Price for each additional Unit and the application price for the Attached Securities upon reinvestment is the weighted average of all sales of Stapled Securities recorded on the ASX during the first 5 Trading Days following the end of the period to which the distribution relates (unless the Manager believes that this calculation does not provide a fair reflection of the market price of the Stapled Securities during this period in which event there shall be substituted for the amount so calculated the market price of the Stapled Securities as determined by an expert independent of the Manager whose identity and instructions will be determined by the Manager) less such discount, if any, not exceeding 10% as the Manager may determine. The allocation of the application price for a Stapled Security between the Application Price for each Unit and the application price for the Attached Securities is to be determined in accordance with clause 6.6. If the amount to be reinvested in additional Stapled Securities results in a fraction of a Stapled Security, the money representing the fraction will be held for future reinvestment in the Trust and the Stapled Entities at the next time that reinvestment is to occur, in such proportions as the Manager and the Stapled Entities may determine on behalf of the relevant Stapled Security Holder. If Stapling ceases to apply the Application Price for each Unit is to be calculated in the manner above but based on the sale price of the Units.

10.9 Money held for future reinvestment

Whenever under this constitution or by law money is held on behalf of a Member for future reinvestment the money so held may in the discretion of the Manager be aggregated and on each occasion on which the aggregated amount reaches the Application Price of a Unit and the aggregate application price of the Attached Securities be applied in the subscription for a new Unit and new Attached Securities for issue to the Member.

10.10 Units issued on reinvestment

Units issued under clauses 10.6 to 10.9 inclusive are to participate fully for income in respect of the Distribution Period in which they are issued.

10.11 Position on transfer of Units

Income to which a Member is presently entitled when a transfer or transmission of Units is Registered remains credited to the transferor.

10.12 Position on transfer of Assets

The Manager may effect a distribution to Members by transferring Assets to all Members rather than paying in cash or issuing additional Units. If the Manager wishes to do so, it must effect the distribution to all Members in the same way. The Assets transferred to each Member must be of the same type, have the same rights and be fully paid. The Assets transferred may comprise solely a beneficial interest in tangible or intangible property. In each case, where Assets other than cash are to be transferred to Members (or a nominee on behalf of a Member), each Member authorises the Manager:

(a) to act as their agent to agree to obtain the Assets; and

(b) where the Assets comprise shares or an interest in shares or interests in a company or managed investment scheme, to agree to become a member of that company or managed investment scheme.

The Assets transferred, together with any cash paid, must be of equal value to the total amount due to the Member pursuant to the distribution (based on a valuation done within one month before the date of the proposed transfer). If the Manager requires, the costs involved in transfer of those Assets must be paid by the Member or deducted from the distribution due to the Member.

10.13 Deductions from distributable income

The Manager may deduct from any distributable income or other distribution payable to a Member any sums of money presently payable by the Member to the Manager on account of an instalment due in respect of Units or otherwise.

10.14 Change in Tax Act

Notwithstanding clauses 10.3 and 10.4, if in any Financial Year the Manager in its capacity as trustee becomes taxable as if it were a company under the Tax Act:

(a) the Manager has complete discretion as to how much, if any, of:

(i) the Distributable Amount for that Financial Year; or

(ii) in years subsequent to that Financial Year, amounts which have not previously been distributed from prior Financial Years,

is to be distributed to Members on the Distribution Date.

(b) Each Member's Distribution Entitlement to the Distributable Amount (calculated in accordance with clause 10.14(a)) is to be determined in accordance with clause 10.3(b).

(c) The Manager must pay on or before the Distribution Date the Distribution Entitlement (determined in accordance with clause 10.14(b)) to the persons who are Members on the record date for that Distribution Period.

11 Payments

11.1 Manner of payment to Members

Money payable by the Manager to a Member may be paid in any manner the Manager decides.

11.2 Unpresented cheques

Cheques issued by the Manager that are not presented within 6 months may be cancelled. Where a cheque which is cancelled was drawn in favour of a Member, the money is to be held by the Manager for the Member or paid by the Manager in accordance with the legislation relating to unclaimed money unless the Manager in its discretion decides to reinvest the money in Units and, while Stapling applies, Attached Securities in which event the provisions of clauses 10.6 to 10.8 will apply.

11.3 Unsuccessful transfers

Where the Manager attempts to make a payment to a Member by electronic transfer of funds or any other means and the transfer is unsuccessful, the money may be held for the Member as a non-interest bearing deposit until it is claimed or required to be dealt with in accordance with applicable laws relating to unclaimed moneys.

11.4 Only whole cents to be paid

Only whole cents are to be paid, and any remaining fraction of a cent becomes an Asset.

11.5 Payment to joint Members

A payment to any one of joint Members will discharge the Manager in respect of the payment.

11.6 Manager may deduct amounts

The Manager may deduct from any amount to be paid to a person who is or has been a Member, or received from a person who is or has been a Member:

(a) any amount of Tax (or an estimate of it); or

(b) any other amount owed by the Member to the Manager or any other person,

which the Manager is required or authorised to deduct in respect of that payment or receipt by law or by this constitution or which the Manager considers should be deducted.

12 Powers of the Manager

12.1 General powers

Subject to this constitution, the Manager has all the powers in respect of the Trust that it is possible under the law to confer on a trustee as though it were the absolute owner of the Assets and acting in its personal capacity.

12.2 Contracting powers[12]

Without limiting the effect of clause 12.1 and subject to its obligations under the Corporations Act (as modified by any ASIC relief) the Manager in its capacity as trustee of the Trust has power to:

(a) incur all types of obligations and liabilities including guarantees including without limitation, providing any guarantee, security, indemnities and undertakings in connection with the obligations and liabilities of any person, whether or not that person is a member of the Australand Property Group; and

(b) enter into an arrangement with a person to underwrite the subscription or purchase of Units or Options on such terms as the Manager determines. Unless the agreement between the Manager and the underwriter expressly states the contrary, the underwriter will not be an agent or delegate of the Manager.

12.3 Borrowing powers

The Manager may borrow or raise money whether or not on security over the Assets.

12.4 Investment powers

Without limiting the effect of clause 12.1, the Manager may in its capacity as trustee of the Trust invest in, dispose of or otherwise deal with property and rights in its absolute discretion.[13]

For the purpose of giving effect to the investment policy specified in clause 12.5 but without limiting any other provision of this constitution the Manager may:

(a) invest the Assets in cash and cash equivalents, interests, securities or other instruments issued by a Stapled Entity or by the responsible entity of a Stapled Entity (except Attached Securities) or any other person whether or not that person is a member of the Australand Property Group;

(b) make loans to or provide any other financial accommodation to any person whether or not that person is a member of the Australand Property Group; and

(c) enter into hedging contracts in connection with any actual or prospective investment of the Trust or any borrowing by the Trust.

12.5 Principal Investment Policy

The principal investment policy of the Manager in relation to the Trust is investment either directly or indirectly (for example through the purchase of interests in a managed investment scheme, equities or debentures if and to the

[12] Required to be included by Section 601GA(3)

[13] Subject to Section 601FC(4)

extent that the terms of the Manager's Australian Financial Service Licence allow) in real property and the making of such other investments with the Assets of the Trust Fund which in the Manager's opinion are not from time to time required for that purpose. The Manager may vary the principal investment policy, provided reasonable notice is given to Members in order that Members may, if they see fit, dispose of their Units prior to the variation taking effect.

12.6 Power of delegation[14]

The Manager may authorise any person to act as its agent or delegate (in the case of a joint appointment, jointly and severally) to hold title to any Asset, perform any act or exercise any discretion within the Manager's power, including the power to appoint in turn its own agent or delegate. Without limitation, the Manager's power to appoint its own agent or delegate includes a power to appoint a person as its agent or delegate by granting a power of attorney.

12.7 Protection and assistance for those dealing with agents and delegates

The Manager may include in the authorisation provisions to protect and assist those dealing with the agent or delegate as the Manager thinks fit.

12.8 Agents and delegates may be associates

The agent or delegate may be an associate of the Manager.[15]

12.9 Exercise of discretion

The Manager may in its absolute discretion decide how and when to exercise its powers.

12.10 Instructions from Members with respect to voting rights attached to Assets

The Manager may in its absolute discretion seek, and act on, instructions from Members on how the Manager should exercise voting rights attached to Assets.

12.11 Registration of the Trust

Without limiting the effect of clause 12.1, the Manager may in its capacity as trustee of the Trust apply for registration of the Trust as a registered scheme and for this purpose the Manager is authorised on its own behalf and on behalf of each Member to do all things necessary to effect registration.

---

[14] See also Section 601FB

[15] Subject to Part 5C.7

12.12 Timing of Listing of the Trust

The Manager may apply for the Trust to be Listed and Units to be Officially Quoted, including as Stapled Securities, at any time and for this purpose the Manager is authorised on its own behalf and on behalf of each Member to do all things necessary to effect a Listing.

12.13 Power to unstaple Units

If Units comprise part of Stapled Securities, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules and approval by Resolution, the Manager may at any time apply to have the Units unstapled from the other Attached Securities or the Stapled Securities unstapled and, if the Stapled Securities are Officially Quoted, removed from quotation.

12.14 Power to staple additional Securities

The Manager may, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules, cause the Stapling of any other security or securities to the Units.

13 Retirement of Manager

13.1 Voluntary retirement

The Manager may retire as the responsible entity of the Trust as permitted by law.[16] If permitted by law or by any relief from the Corporations Act granted by the ASIC, the Manager may appoint its successor by deed.

13.2 Compulsory retirement

The Manager must retire as the responsible entity of the Trust when required by law.[17]

13.3 Release

When it retires or is removed, the Manager is released from all obligations in relation to the Trust arising after the time it retires or is removed.[18]

13.4 Retirement benefit

The Manager is entitled to agree with the incoming manager to be remunerated by, or to receive a benefit from, the incoming manager in relation to:

[16] See Section 601FL. The change does not take effect until the ASIC alters its records: Section 601FJ

[17] See Section 601FM and 601FA.

[18] See section 601FR for the Scheme Operator's obligation to transfer records, etc. Section 601FS restricts this release.

(a) entering into an agreement to submit a proposal for its retirement to a meeting of Members, and nominating to the Members the incoming manager as its replacement, or

(b) its retirement as Manager,

and is not required to account to Members for such remuneration or benefit.

14 Notices to Members

14.1 Form of notices

Subject to the Corporations Act, a notice or other communication required under this constitution to be given to a Member must be given in writing (which includes a fax) or in such other manner as the Manager determines, and be delivered or sent to the Member at the Member's physical or electronic address last advised to the Manager for delivery of notices.

14.2 Cheques payable to Members

A cheque payable to a Member may be posted to the Member's physical address or handed to the Member or a person authorised in writing by the Member.[19]

14.3 Joint Members

In the case of joint Members, the physical or electronic address of the Member means the physical or electronic address of the Member first named in the Register.

14.4 Receipt of communications

A notice, cheque or other communication sent by post is taken to be received on the day after it is posted and a fax (except a fax containing a notice of meeting of Members) is taken to be received 1 hour after receipt by the transmitter of confirmation of transmission from the receiving fax machine. Proof of actual receipt is not required. Subject to the Corporations Act,[20] the Manager may determine the time at which other forms of communication will be taken to be received.

15 Notices to the Manager

15.1 Form of notices

A notice required under this constitution to be given to the Manager must be given in writing (which includes a fax), or in such other manner as the Manager determines.

19 See "Manager may rely" under "Rights and liabilities of Manager"

20 See Section 601FC(1)(d)

15.2 When notice effective

The notice is effective only at the time of receipt.

15.3 Signing of notices

The notice must bear the actual, facsimile or electronic signature of the Member or a duly authorised officer or representative of the Member[21] unless the Manager dispenses with this requirement.

16 Meetings of Members

16.1 Convening of meetings

The Manager may at any time convene a meeting of Members, and must do so if the Corporations Act requires.[22]

16.2 Manager may determine

Subject to the specific provisions of this constitution relating to meetings of Members and to the Corporations Act,[23] the Manager may determine the time and place at which a meeting of Members will be convened and the manner in which the meeting will be conducted.

16.3 Notice of meeting

Notice of a meeting of Members must be given in accordance with the Corporations Act.

16.4 Calculation of period of notice

In computing the period of notice under clause 16.3, both the day on which the notice is given or taken to be given and the day of the meeting convened by it are to be disregarded.

16.5 Quorum

The quorum for a meeting of Members is at least 2 Members present in person or by representative or proxy holding or representing the holders of at least 10% of the Units on issue unless the Trust has only one Member who may vote on a Resolution, in which case that one Member constitutes a quorum.

16.6 No quorum

If a quorum is not present within 15 minutes after the scheduled time for the meeting, the meeting is:

(a) if convened on the requisition of Members - dissolved; or

---

[21] See "Manager may rely" under "Rights and liabilities of Manager"

[22] Refer Part 2G.4

[23] Refer Part 2G.4

(b) otherwise - adjourned to the same day in the next week and same time and place, or to such other day, time and place as the Manager decides by notice to the Members and others entitled to notice of the meeting.

At any adjourned meeting, those Members present in person or by proxy constitute a quorum. If a quorum is not present within 15 minutes after the time appointed for the adjourned meeting, the meeting is dissolved.

16.7 Chairman

Subject to the Corporations Act[24] the Manager may appoint a person to chair a meeting of Members.

16.8 Role of chairman

The chairman of a meeting of Members:

(a) has charge of the general conduct of the meeting and of the procedures to be adopted at the meeting;

(b) may require the adoption of any procedure which is in the chairman's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the general meeting; and

(c) may, having regard where necessary to the Corporations Act, terminate discussion or debate on any matter whenever the chairman considers it necessary or desirable for the proper conduct of the meeting,

and a decision by the chairman under this clause 16.8 is final.

16.9 Postponement or cancellation

The chairman has power to cancel a meeting or postpone a meeting for any reason to such place and time as the chairman thinks fit.

16.10 Notice of Cancellation or postponement of meeting

Notice of cancellation or postponement of a meeting of Members must state the reason for cancellation or postponement and be given:

(a) to each Member individually; and

(b) to each other person entitled to be given notice of a meeting of Members under the Corporations Act.

16.11 Contents of notice or postponement of meeting

A notice of postponement of a meeting of Members must specify:

[24] Refer Part 2G.4 and Section 601FC(1)

(a) the postponed date and time for the holding of the meeting;

(b) a place for the holding of the meeting which may be either the same as or different from the place specified in the notice convening the meeting; and

(c) if the meeting is to be held in two or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

16.12 Number of clear days for postponement of meeting

The number of clear days from the giving of a notice postponing the holding of a meeting of Members to the date specified in that notice for the holding of the postponed meeting must not be less than the number of clear days notice of the general meeting required to be given by this constitution or the Corporations Act.

16.13 Business at postponed meeting

The only business that may be transacted at a meeting of Members the holding of which is postponed is the business specified in the notice convening the meeting.

16.14 Proxy, attorney or representative at postponed meeting

Where:

(a) by the terms of an instrument appointing a proxy or attorney or of an appointment of a representative, a proxy or an attorney or a representative is authorised to attend and vote at a meeting of Members to be held on a specified date or at a meeting of Members to be held on or before a specified date; and

(b) the date for holding the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of representative,

then, by force of this clause, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of a representative unless the Member appointing the proxy, attorney or representative gives to the Manager notice in writing to the contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

16.15 Proxies and voting

The provisions of the Corporations Act governing proxies and voting for meetings of members of registered schemes apply to the Trust.

16.16 Proxies containing some of the required information

The Manager may determine that the appointment of a proxy is valid even if it contains only some of the information required by the Corporations Act.

16.17 Adjournment of meeting

The chairman of a meeting of Members may at any time during the meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and any place.

In exercising this discretion, the chairman may, but need not, seek the approval of the Members present. Unless required by the chairman, no vote may be taken or demanded by the Members present in respect of any adjournment.

Only unfinished business is to be transacted at a meeting resumed after an adjournment.

16.18 Notice of adjourned meeting

It is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting unless a meeting is adjourned for one month or more. In that case, notice of the adjourned meeting must be given as in the case of an original meeting.

16.19 Demand for a poll

A poll may be demanded by at least 5 Members entitled to vote on the resolution, Members with at least 5% of the votes that may be cast on the resolution on a poll or by the chairman. A demand for a poll does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

16.20 Declaration of poll

Unless a poll is properly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Trust, is conclusive evidence of the fact. Neither the chairman nor the minutes need state and it is not necessary to prove the number or proportion of the votes recorded in favour of or against the resolution.

16.21 Questions decided by majority

Subject to the requirements of the Corporations Act, a resolution is taken to be carried if a simple majority of the votes cast on the resolution are in favour of it.

16.22 Poll

If a poll is properly demanded, it must be taken in the manner and at the date and time directed by the chairman and the result of the poll is the resolution of the meeting at which the poll was demanded.

A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately.

A demand for a poll may be withdrawn.

16.23 Equality of votes - no casting vote for chairman

If there is an equality of votes, either on a show of hands or on a poll, the chairman of the meeting is not entitled to a casting vote in addition to any votes to which the chairman is entitled as a Member or proxy or attorney or representative.

16.24 Entitlement to vote

Subject to any rights or restrictions for the time being attached to any class or classes of Units and to this constitution:

(a) on a show of hands, each Member present in person and each other person present as a proxy, attorney or representative of a Member has one vote; and

(b) on a poll, each Member present in person has one vote for each one dollar of the value of the Units held by the Member and each person present as proxy, attorney or representative of a Member has one vote for each one dollar of the value of the Units held by the Member that the person represents.

A Member is not entitled to vote at a general meeting in respect of Units which are the subject of a current Restriction Agreement for so long as any breach of that agreement subsists.

16.25 Voting on a poll for Partly Paid Units

If a Member holds Partly Paid Units, the number of votes the Member has in respect of those Units on a poll is one dollar of the value of the Partly Paid Units.

16.26 Joint Unitholders' vote

If a Unit is held jointly and more than one Member votes in respect of that Unit, only the vote of the Member whose name appears first in the Register counts.

16.27 Vote of Member of unsound mind

If a Member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, then the Member's committee or trustee or any other person who properly has the management of the Member's estate may exercise any rights of the Member in relation to a meeting of Members as if the committee, trustee or other person were the Member.

16.28 Resolutions binding

A Resolution by:

(a) Members binds all Members; or

(b) Members of a Class, binds all Members of that Class,

whether or not they voted or were present at the meeting.

16.29 Objection to voting qualification

An objection to the right of a person to attend or vote at the meeting or adjourned meeting:

(a) may not be raised except at that meeting or adjourned meeting; and

(b) must be referred to the chairman of the meeting, whose decision is final.

A vote not disallowed under the objection is valid for all purposes.

16.30 Validity of vote in certain circumstances

A vote cast by a person as a proxy, attorney or representative is valid even if:

(a) the previous revocation of that person's authority by the death of the holder of the Units in respect of which the vote is cast or otherwise; or

(b) the execution of a transfer of those Units by that holder,

unless a notice in writing of the revocation or transfer has been received by the Manager or by the chairman of the meeting before the vote is cast.

16.31 Proxy form while Stapling applies

While Stapling applies, subject to the Corporations Act, the form of proxy used may be the same form as the Member uses to appoint a proxy to vote on their behalf in respect of the Attached Securities which they hold.

16.32 Meetings by technology

A meeting of Members or any class of Members may be held by means of such telephone, electronic or other communication facilities as permit all persons in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

16.33 Other attendees

While Stapling applies, the Manager, the auditor of the Trust and the representatives of each Stapled Entity may attend and speak at any meeting, or invite any other person to attend and speak.

16.34 Joint meetings

While Stapling applies, meetings of Members may be held in conjunction with meetings of the holders of Attached Securities and, subject to the Corporations Act, the Manager may make such rules for the conduct of such meetings as the Manager determines.

16.35 Meetings of Option holders

If any separate meeting of Option holders is required to be held the foregoing provisions of this clause 16 will apply with any necessary amendments.

17 Rights and liabilities of Manager

17.1 Holding Units

The Manager and its associates may hold Units in the Trust in any capacity.[25]

17.2 Other capabilities

Subject to the Corporations Act,[26] nothing in this constitution restricts the Manager (or its associates) from:

(a) dealing with itself (as trustee of the Trust or in another capacity), any Stapled Entity, where the Stapled Entity is a company or the responsible entity of a Stapled Entity where the Stapled Entity is a managed investment scheme, an associate or with any Member;

(b) being interested in any contract or transaction with itself (as trustee of the Trust or in another capacity), any Stapled Entity, where the Stapled Entity is a company, or the responsible entity of a Stapled Entity, where the Stapled Entity is a managed investment scheme, an associate or with any Member or retaining for its own benefit any profits or benefits derived from any such contract or transaction; or

(c) acting in the same or a similar capacity in relation to any other managed investment scheme.

17.3 Manager may rely

The Manager may take and may act upon:

(a) the opinion or advice of counsel or solicitors, whether or not instructed by the Manager, in relation to the interpretation of this constitution or any other document (whether statutory or otherwise) or generally in connection with the Trust;

(b) advice, opinions, statements or information from any bankers, accountants, auditors, valuers and other persons consulted by the

[25] See Section 601FG, Section 253E and Part 5C.7

[26] Refer Part 5C.7

Manager who are in each case believed by the Manager in good faith to be expert in relation to the matters upon which they are consulted;

(c) a document which the Manager believes in good faith to be the original or a copy of an appointment by a Member of a person to act as their agent for any purpose connected with the Trust; and

(d) any other document provided to the Manager in connection with the Trust upon which it is reasonable for the Manager to rely;

and the Manager will not be liable for anything done, suffered or omitted by it in good faith in reliance upon such opinion, advice, statement, information or document.

17.4 Manager's duties in relation to Stapling[27]

Notwithstanding any other provision of this constitution, or any rule of law or equity to the contrary, in exercising any power or discretion conferred on it, the Manager may, subject to the Corporations Act, while Stapling applies, have regard to the interests of the Members of the Trust and the members of the Stapled Entities as a whole and not only to the interests of the Members of the Trust alone.

17.5 Reference to exercising power or discretion

The reference to exercising any power or discretion includes carrying out the Manager's functions and duties and identifying Members' rights and interests.

18 Limitation of liability and indemnity in favour of Manager

18.1 Manager not liable except to the extent Corporations Act imposes liability

The Manager is not liable in contract, tort or otherwise to Members for any loss suffered in any way relating to the Trust except to the extent that the Corporations Act imposes such liability.

18.2 Limitation on Manager's liability

Subject to the Corporations Act, the liability of the Manager to any person other than a Member in respect of the Trust (including in respect of any contracts entered into as trustee of the Trust or in relation to any Assets) is limited to the Manager's ability to be indemnified from the Assets.

[27] ASIC relief will be required for this

18.3 Indemnity in favour of Manager

The Manager is entitled to be indemnified out of the Assets for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust[28].

18.4 Indemnity includes acts and omissions of an agent or delegate

To the extent permitted by the Corporations Act,[29] the indemnity under clause 18.3 includes any liability incurred as a result of any act or omission of a delegate or agent appointed by the Manager.

18.5 Indemnity in addition to indemnity allowed by law

This indemnity is in addition to any indemnity allowed by law. It continues to apply after the Manager retires or is removed from the office it holds in relation to the Trust.

19 Liability of Members

19.1 Liability limited

Subject to clauses 19.2 and 19.3, the liability of a Member is limited to the amount if any which remains unpaid in relation to the Member's subscription for their Units.

19.2 Recourse limited to the Assets

In the absence of separate agreement with a Member, the recourse of the Manager and any creditor is limited to the Assets.

19.3 Tax and User Pays Fees

The Manager is entitled to be indemnified by a Member or former Member to the extent that the Manager incurs any liability for Tax or User Pays Fees as a result of the Member's action or inaction, or as a result of an act or omission requested by the Member or former Member.

19.4 Joint Members

Joint Members and former joint Members are jointly and severally immediately liable in respect of all payments including payments of Tax to which clause 19.3 applies, and User Pays Fees.

19.5 Deficiency in the Assets

A Member need not indemnify the Manager if there is a deficiency in the Assets or meet the claim of any creditor of the Manager in respect of the Trust.

---

[28] See Section 601GA(2)

[29] See Sections 601FB(2) and 601GA(2)

19.6 Restrictions on Members

Except as otherwise set out in this constitution, a Member:

(a) must not interfere with any rights or powers of the Manager under this constitution;

(b) must not exercise a right in respect of an Asset or lodge a caveat or other notice affecting an Asset or otherwise claim any interest in an Asset; or

(c) may not require an Asset to be transferred to the Member.

20 Remuneration and expenses of the Manager

20.1 Application fee

Subject to the Corporations Act, the Manager is entitled to be paid by the applicant in respect of each application for Units in the Trust which it accepts to a fee of 2% of the application money. When calculating the number of Units to be issued, the application fee must first be deducted from the value of the application money or property.

20.2 Management fee

Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a management fee equal to the Manager's reasonable estimate of its costs, including all overheads and whether incurred directly by the Manager or reimbursed by the Manager to any of its related bodies corporate, in providing its services as Manager for which it is not otherwise reimbursed pursuant to clause 20.5. This fee is to be payable from time to time upon demand by the Manager. The Manager may make a demand for payment for all or part of the fee at any time if it has incurred costs whether or not it has paid those costs. The entitlement to this fee commences from the date the Trust commences and continues to the date of final distribution in accordance with clause 22.3. The Manager must produce a statement within 1 month from the end of each Quarter setting out the management fee for the Quarter and any amount remaining unpaid.

20.3 Acquisition fee

Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a fee equal to 1.5% of the acquisition price of properties acquired by the Trust, either by direct purchase or indirectly through an acquisition of units or other interests in a trust.

20.4 Waiver of fees

The Manager may accept lower fees than it is entitled to receive under this constitution, or may defer payment for any period. Where payment is deferred, the fee accrues daily until paid.

20.5 Expenses

All expenses incurred by the Manager in relation to the proper performance of its duties in respect of the Trust[30] are payable or reimbursable out of the Assets to the extent that such reimbursement is not prohibited by the Corporations Act. This includes expenses connected with:

(a) this constitution and the formation of the Trust and registration of the Trust as a registered scheme;

(b) the preparation, review, distribution and promotion of any prospectus or offering memorandum in respect of Units and/or Stapled Securities and other promotion of the Trust or the Stapled Entities;

(c) the acquisition, disposal, insurance, custody and any other dealing with Assets;

(d) any proposed acquisition, disposal or other dealing with an investment;

(e) the administration or management of the Trust or its Assets and Liabilities including expenses in connection with the Register or the valuation of any Asset or the Trust as a whole;

(f) borrowing arrangements on behalf of the Trust or guarantees in connection with the Trust, including hedging costs;

(g) underwriting of any subscription or purchase of Units and/or Stapled Securities including underwriting fees, handling fees, costs and expenses (including marketing and roadshow costs, travel and accommodation expenses and legal fees), amounts payable under indemnity or reimbursement provisions in the underwriting agreement and any amounts becoming payable in respect of any breach (other than for negligence, fraud or breach of duty) by the Manager of its obligations, representations or warranties under any such underwriting agreement;

(h) convening and holding meetings of Members, the implementation of any Resolutions and communications with Members and attending any meeting of the Stapled Entities;

(i) Tax, including any amount charged by a supplier of goods or services, or both, to the Manager by way of or as a reimbursement for GST;

(j) financial institution fees;

(k) the engagement of agents (including real estate agents and managing agents), valuers, contractors and advisers (including legal advisers) whether or not the agents, valuers, contractors or advisers are associates of the Manager;

[30] Refer Section 601GA(2)(b)

(l) preparation and audit of the taxation returns, accounting records and accounts of the Trust;

(m) termination of the Trust and the retirement or removal of the Manager and the appointment of a replacement;

(n) any court proceedings, arbitration or other dispute concerning the Trust including proceedings against the Manager, except to the extent that the Manager is found by a court to be in breach of trust or to have been grossly negligent, in which case any expenses paid or reimbursed under this clause 20.4(n) must be repaid;

(o) all damages, expenses, payments, legal and other costs and disbursements incurred by the Manager in relation to or in connection with any claim, dispute or litigation (***Claim***) arising as a result of or in connection with any untrue representation or warranty contained in any document relating to any investment by the Trust including any project document in connection with the investment and any offering document or borrowing document in connection with the Trust except where the Claim arises out of the fraud or wilful default of the Manager;

(p) the compliance committee established by the Manager in connection with the Trust (if any), including any fees paid to, or insurance premiums[31] in respect of, compliance committee members;

(q) while there is no compliance committee, any costs and expenses associated with the board of directors of the Manager carrying out the functions which would otherwise be carried out by a compliance committee, including any fees paid to or insurance premiums in respect of external directors appointed to satisfy the requirements of Chapter 5C of the Corporations Act;

(r) the preparation, implementation, amendment and audit of the compliance plan;

(s) the appointment of any compliance officer to undertake compliance work for the Trust;

(t) the preparation of reports including compliance reports;

(u) the promotion of the Trust generally;

(v) recording, responding to and dealing with any complaints from Members in connection with the Trust;

(w) complying with any law, and any request or requirement of the ASIC; and

---

31 See Section 601JG

(x) the admission of the Trust to any stock exchange, the Official Quotation of Units or Stapled Securities and compliance with the rules of such an exchange.

20.6 GST

The User Pays Fees and the fees payable out of the Assets to the Manager under this constitution do not include any amount referable to GST. If the Manager is or becomes liable to pay GST in respect of any supply under or in connection with this constitution (including, without limitation, the supply of any goods, services, rights, benefits or things), then, in addition to any fee or other amount or consideration payable to the Manager in respect of the supply, the Manager is entitled to be paid an additional amount on account of GST, such amount to be calculated by multiplying the fee, amount or consideration for the part of the supply which is a taxable supply for GST purposes by the prevailing rate of GST, and the Manager shall be entitled to be reimbursed or indemnified for such amount of GST out of the Assets.

21 Duration of the Trust

21.1 Initial settlement

The Trust commences when the Manager's nominees subscribe $70 for Units in the Trust. The Manager's nominees must be issued with 100 fully paid Units in return for that payment.

21.2 Termination

The Trust terminates on the earliest of:

(a) the date specified by the Manager as the date of termination of the Trust in a notice given to Members;

(b) [deleted]; and

(c) the date on which the Trust terminates in accordance with another provision of this constitution or by law.[32]

22 Procedure on termination

22.1 Realisation of Assets

Following termination, the Manager must realise the Assets. This must be completed in 180 days if practical and in any event as soon as possible after that.

[32] See Part 5C.9 on winding up

22.2 Audit of winding up

If and to the extent that ASIC policy so requires, the Manager must arrange for independent review or audit of the final accounts of the Trust by a registered company auditor.

22.3 Distribution following termination

The net proceeds of realisation, after making allowance for all Liabilities of the Trust (actual and anticipated) and meeting the expenses (including anticipated expenses) of the termination, must be distributed to Members in accordance with the following formula:

$$\frac{(A + X) \times B}{C} - Y$$

Where:

A = the amount remaining in the Trust after deduction of the Liabilities and expenses referred to in this clause 22.3;

B = the aggregate of the number of Units held by the Member as at termination, including both Fully Paid Units and Partly Paid Units; and

C = the aggregate of the total number of Units in issue as at termination, including both Fully Paid Units and Partly Paid Units;

X = the aggregate of the amounts remaining unpaid on all Partly Paid Units in issue (if any) ; and

Y = the aggregate of the amounts remaining unpaid on all Partly Paid Units held by the Member (if any) as at termination.

If the calculation of the entitlement to distribution of capital in respect of a particular Member in accordance with the formula in this clause 22.3 results in a negative dollar amount, then that Member must pay to the Manager within 30 days of the date of a written request to do so that dollar amount, and the amount so required to be paid will become an Asset available for distribution on the winding up of the Trust.

The Manager may distribute proceeds of realisation in instalments.

22.4 Constitution applies until date of final distribution

Subject to the Corporations Act, the provisions of this constitution continue to apply from the date of termination until the date of final distribution under clause 22.3, but during that period the Manager may not accept any applications for Units from a person who is not an existing Member.

23 Amendments to this constitution

23.1 Manager may amend

If the Corporations Act allows,[33] this constitution may be amended:

(a) by Resolution;[34] or

(b) by deed executed by the Manager.

If the constitution is amended by Resolution, the Manager may give effect to the amendments by executing a supplemental deed.

23.2 Statutory requirements

If the Corporations Act or any relief from the provisions of the Corporations Act granted by the ASIC requires that this constitution contain certain provisions, then those provisions are deemed to be incorporated into this constitution at all times at which they are required to be included and prevail over any other provisions of this constitution to the extent of any inconsistency. Clause 23.1 does not apply to provisions deemed by this clause 23.2 to be incorporated in the constitution.

24 Compliance committee

If any Compliance Committee Member incurs a liability in that capacity in good faith, the Compliance Committee Member is entitled to be indemnified out of the Assets in respect of that liability to the extent permitted by the Corporations Act.[35]

25 Complaints

If a Member submits to the Manager a complaint alleging that the Member has been adversely affected by the Manager's conduct in its management or administration of the Trust, the Manager:

(a) must, acknowledge receipt of the complaint as soon as practicable and in any event within 14 days from receipt;

(b) must ensure that the complaint receives proper consideration resulting in a determination by a person or body designated by the Manager as appropriate to handle complaints;

[33] See Section 601GC for power to amend the constitution. The amendment cannot take effect until a copy of the modification is lodged with the ASIC

[34] The required majority for such a Resolution under section 601GC(1)(a) is 75%.

[35] *See section 601JF*

(c) must act in good faith to deal with the complaint by endeavouring to correct any error which is capable of being corrected without affecting the rights of third parties;

(d) may in its discretion give any of the following remedies to the complainant:

(i) information and explanation regarding the circumstances giving rise to the complaint;

(ii) an apology; or

(iii) compensation for loss incurred by the Member as a direct result of the breach (if any); and

(e) must communicate to the complainant in relation to the complaint as soon as practicable and in any event not more than 45 days after receipt by the Manager of the complaint:

(i) the determination in relation to the complaint;

(ii) the remedies (if any) available to the Member; and

(iii) information regarding any further avenue for complaint.

26 Listing rules

26.1 While Units Officially Quoted

While the Trust is admitted to the official list of the ASX, the following applies:

(a) Notwithstanding anything contained in this constitution, if the Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in this constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this constitution to contain a provision and it does not contain such a provision, this constitution is taken to contain that provision.

(e) If the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution is taken not to contain that provision.

(f) If any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution is taken not to contain that provision to the extent of the inconsistency.

26.2 Change in the text of the Constitution due to clause 26.1

In accordance with ASIC Class Order 98/1808 or its equivalent and for so long as it applies to the Trust, a change in the text of this constitution because of the operation of clause 26.1 is not a modification of, or the repeal or replacement of the constitution for the purposes of subsection 601GC(1) and (2) of the Corporations Act. Clause 23.1 does not apply to changes in the text of the constitution because of the operation of clause 26.1.

27 Small Holdings

27.1 Divestment Notice

If the Manager determines that a Member is a Small Holder the Manager may give the Member a Divestment Notice to notify the Member:

(a) that the Member is a Small Holder, the number of Units making up and the Market Value of the Small Holding and the date on which the Market Value was determined;

(b) that the Manager intends to sell the Relevant Units in accordance with this article after the end of the Relevant Period specified in the Divestment Notice;

(c) after the end of the Relevant Period the Manager may for the purpose of selling the Relevant Units that are in a CHESS Holding initiate a Holding Adjustment to move those Units from that CHESS Holding to an Issuer Sponsored Holding or Certificated Holding.

If the SCH Business Rules apply to the Relevant Units, the Divestment Notice must comply with the SCH Business Rules.

27.2 Relevant Period

The Relevant Period must be at least seven days from the date the Divestment Notice was given.

27.3 Company can sell Relevant Units

At the end of the Relevant Period the Manager is entitled to sell on-market or in any other way determined by the Manager the Relevant Units of a Member who is a Small Holder.

27.4 No obligation to sell

The Manager is not bound to sell any Relevant Units which it is entitled to sell under this clause 27 but unless the Relevant Units are sold within 6 weeks after the end of the Relevant Period the Manager's right to sell the Relevant

Units under the Divestment Notice relating to those Units lapses and it must notify the Member to whom the Divestment Notice was given accordingly.

27.5 Company as Member's attorney

To effect the sale and transfer by the Manager of Relevant Units of a Member, the Member appoints the Manager and each Director and Secretary jointly and severally as the Member's attorney in the Member's name and on the Member's behalf to do all acts and things which the Manager considers necessary or appropriate to effect the sale or transfer of the Relevant Units and, in particular:

(a) to initiate a Holding Adjustment to move the Relevant Units from a CHESS Holding to an Issuer Sponsored Holding or a Certificated Holding; and

(b) to execute on behalf of the Member all deeds, instruments or other documents necessary to transfer the Relevant Units and to deliver any such deeds, instruments or other documents to the purchaser.

27.6 Conclusive evidence

A statement in writing by or on behalf of the Manager under this clause 27 is binding on and conclusive against (in the absence of manifest error) a Member. In particular, a statement that the Relevant Units specified in the statement have been sold in accordance with this clause 27 is conclusive against all persons claiming to be entitled to the Relevant Units and discharges the purchaser from all liability in respect of the Relevant Units.

27.7 Registering the purchaser

The Manager must register the purchaser of Relevant Units as the holder of the Relevant Units transferred to the purchaser under this clause. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Units transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Manager under this clause 27.

27.8 Payment of proceeds

Subject to clause 27.9, where:

(a) Relevant Units of a Member are sold by the Manager on behalf of the Member under this clause; and

(b) the certificate for the Relevant Units (unless the Manager is satisfied that the certificate has been lost or destroyed or the Relevant Units are uncertificated securities) has been received by the Manager,

the Manager must, within 60 days of the completion of the sale, send the proceeds of sale to the Member entitled to those proceeds by sending a cheque payable to the Member through the post to the address of the Member shown in the Register, or in the case of joint holders, to the address shown in

the Register as the address of the Member whose name first appears in the Register. Payment of any money under this clause is at the risk of the Member to whom it is sent.

27.9 Costs

The Manager is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Manager. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the Member) payable by the Manager in connection with the sale and transfer of the Relevant Units.

27.10 Remedy limited to damages

The remedy of a Member to whom this clause applies, in respect of the sale of the Relevant Units of that Member is expressly limited to a right of action in damages against the Manager to the exclusion of any other right, remedy or relief against any other person.

27.11 Dividends and voting suspended

Unless the Manager determines otherwise, the rights to receive payment of distributions and to vote attached to the Relevant Units of that Member are suspended until the Relevant Units are transferred to a new holder or that Member ceases to be a Small Holder. Any distributions that would, but for this clause 27.11, have been paid to that Member must be held by the Manager and paid to that Member within 60 days after the earlier of the date the Relevant Units of that Member are transferred and the date that the Relevant Units of that Member cease to be subject to a Divestment Notice.

27.12 12 month limit

If it is a requirement of the Listing Rules, the Manager must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by clause 27.13).

27.13 Effect of takeover bid

From the date of the announcement of a takeover bid for the Units until the close of the offers made under the takeover bid, the Manager's powers under this clause to sell Relevant Units of a Member cease. After the close of the offers under the takeover bid, the Manager may give a Divestment Notice to a Member who is a Small Holder, despite clause 27.12 and the fact that it may be less than 12 months since the Manager gave a Divestment Notice to that Member.

27.14 While Stapling applies

While Stapling applies, no sale under this clause 27 may occur unless, at the same time as Units are sold, an identical number of Attached Securities are also sold.

28 Stapling

28.1 Paramountcy of Stapling provisions

Subject to clauses 23.2 and 26.1, the provisions of this constitution relating to Stapling prevail over all other provisions of this constitution including any that are expressed to prevail over others, except where this would result in a breach of the Corporations Act, the Listing Rules (if the Listing Rules apply) or any other law.

28.2 Maintenance of Listing and Consistency with Constitutions of the Stapled Entities

The Manager must use every reasonable endeavour to procure that if the Stapled Securities are and continue to be Listed as one joint security, that the Stapled Securities are dealt with under this constitution in a manner consistent with the provisions relating to the Attached Securities in the constitutions of the Stapled Entities.

28.3 Stapling - general information

The Units are intended to be stapled to the Attached Securities in the ratio of one Unit to one of each category of the Attached Securities as from the Stapling Commencement Date. The intention is that, so far as the law permits, a Unit and one of each category of the Attached Securities which are Stapled together shall be treated as one Security. If further Attached Securities are from time to time Stapled to the Units, or if Attached Securities are unstapled from the Units, the intention is that, so far as the law permits, a Unit and one of each category of the Attached Securities which are Stapled together shall be treated as one Security.

28A Restructure

28A.1 Implementation of Merger Proposal

At any time upon and after the Effective Date, the Manager has power to do all things which it considers are necessary, desirable or reasonably incidental to give effect to the Merger Proposal in accordance with the Implementation Deed.

28A.2 Express powers of Manager

Without limiting clause 28A.1 but subject to clause 28A.3 and despite any other provision in this constitution, the Manager has power:

(a) subject to (b), to pay to each Unitholder, by way of a capital distribution:

(i) if both the AWPT4 Merger Proposal and the AWPT5 Merger Proposal are to be implemented, $0.20151 per Unit held;

(ii) if only the AWPT4 Merger Proposal is to be implemented, \$0.13746 per Unit held; or

(iii) if only the AWPT5 Merger Proposal is to be implemented, \$0.05405 per Unit held;

(b) to apply, and procure that the Stapled Company applies, all the respective distributions paid or payable to each Unitholder under (a) and the dividends paid or payable to that Unitholder as a shareholder in the Stapled Company under the Share Scheme, to subscribe, on behalf of and in the name of that Unitholder, for the number of units in:

(i) if (a)(i) applies, each of AWPT4 and AWPT5;

(ii) if (a)(ii) applies, AWPT4; or

(iii) if (a)(iii) applies, AWPT5;

equal to the number of Units held by the Unitholder on the Stapling Record Date, on the basis that the subscription price for AWPT4 Units will be \$0.14746 and for AWPT5 Units will be \$0.06405;

(c) to procure that any Acquired AWPT4 Units and any Acquired AWPT5 Units are issued to and registered in the name of the relevant Unitholder with the result that the Unitholder is bound:

(i) if Acquired AWPT4 Units are issued, by the terms of the Acquired AWPT4 Units and the Constitution of AWPT4 (including restrictions which cause a Unitholder's Units to be Stapled to Attached Securities);

(ii) if Acquired AWPT5 Units are issued, by the terms of the Acquired AWPT5 Units and the Constitution of AWPT5 (including restrictions which cause a Unitholder's Units to be Stapled to Attached Securities);

(d) to issue or cooperate in the issuing of a single holding statement reflecting the Unitholder's holding of Units and Attached Securities;

(e) to execute all documents and do all things which it considers necessary, desirable or reasonably incidental to give effect to the Merger Proposal and to appoint any individual or individuals of its choosing to execute any such documents or do any such things.

28A.3 Sale Facility

Notwithstanding the foregoing provisions of this clause 28A, where a Unitholder is a Designated Foreign Unitholder, the Designated Foreign Unitholder consents to, and the Manager must transfer the Units, as part of Stapled Securities, held by the Designated Foreign Unitholder to the Cashout Bank so that the Cashout Bank will receive the distribution pursuant to clause 28A.2(a) and have that distribution applied in accordance with

clause 28A.2(b) in order to acquire the Acquired AWPT4 Units and Acquired AWPT5 Units which would otherwise have been issued to the Designated Foreign Unitholder. The Manager must procure that each Designated Foreign Unitholder is paid the Sale Consideration to which that Designated Foreign Unitholder is entitled. The Manager must cooperate with the Stapled Company to ensure that Stapled Securities held by the Designated Foreign Unitholder are transferred to the Cashout Bank. The Designated Foreign Unitholder must not be paid more than once, in any capacity, in respect of any Units and any other component of a Stapled Security disposed of via the Cashout Bank or Sale Facility.

28A.4 General appointment as agent and attorney for Unitholders

At all times on and after the Effective Date, the Manager is irrevocably appointed the agent and attorney for each Member to do all things which the Manager considers are necessary, desirable or reasonably incidental to give effect to the Merger Proposal and this clause 28A.

28A.5 Specific appointment as agent and attorney for Unitholders

Without limiting clause 28A.4, the Manager is irrevocably appointed as the agent and attorney of each Unitholder to:

(a) receive and apply the distributions referred to in clause 28A.2(a) in the manner contemplated in clause 28A.2(b);

(b) execute an application form (which may be a master application form) in relation to the AWPT4 Units;

(c) execute an application form (which may be a master application form) in relation to the AWPT5 Units;

(d) act in accordance with clause 28A.3;

(e) execute transfers of Units which are to be the subject of the Sale Facility; and

(f) appoint one or more substitute attorneys to exercise one or more of the powers given to the Manager under this clause 28A and may revoke any of those appointments.

28A.6 Authorisation

The Manager is authorised to execute the documents and do all things under clauses 28A.2 and 28A.3 without needing further authority or approval from Unitholders and may do so even if it has an interest in the outcome of such exercise.

28A.7 Manager's limitation of liability

Without derogating from any limitation of the Manager's liability in terms of this constitution, the Manager has no liability to Unitholders of any nature whatsoever beyond the Assets whether arising, directly or indirectly, from the

Manager doing or refraining from doing any act (including the execution of any document) in exercising its powers pursuant to this clause 28A in connection with the implementation of the Merger Proposal in accordance with the Implementation Deed.

28A.8 Options

If, following the Effective Date, the Manager and the Stapled Company are under any obligation, whether actual or contingent, to issue or procure the transfer of Units and Stapled Shares in the future pursuant to any option or comparable arrangement to any person, the Manager must procure that:

(a) if AWPT4 Units are Attached Securities, the AWPT4 Manager issues or procures the transfer of AWPT4 Units; and

(b) if AWPT5 Units are Attached Securities, the AWPT5 Manager issues or procures the transfer of AWPT5 Units,

at the same time to each person to whom shares in the Stapled Company and units in the Stapled Trust are to be issued or transferred to ensure that the person receives Stapled Securities.

28A.9 Definitions

In this clause 28A, the following words and expressions have these meanings unless the contrary intention clearly appears:

Acquired AWPT4 Units means the units in AWPT4 acquired by Unitholders in accordance with clause 28A.2(b).

Acquired AWPT5 Units means the units in AWPT5 acquired by Unitholders in accordance with clause 28A.2(b).

AWIL means Australand Wholesale Investments Limited (ABN 12 086 673 092).

AWPT4 means Australand Wholesale Property Trust No. 4 (ARSN 108 254 113).

AWPT4 Manager means AWIL in its capacity as responsible entity of AWPT4.

AWPT4 Merger Proposal has the same meaning as in the Implementation Deed.

AWPT4 Unit means a unit in AWPT4.

AWPT5 means Australand Wholesale Property Trust No. 5 (ARSN 108 254 771).

AWPT5 Manager means AWIL in its capacity as responsible entity of AWPT5.

AWPT5 Merger Proposal has the same meaning as in the Implementation Deed.

AWPT5 Unit means a unit in AWPT5.

Cashout Bank means UBS AG, Australia Branch, or such other entity as the Stapled Company and the Manager appoint..

Designated Foreign Unitholder means a Unitholder who is a citizen or resident of a jurisdiction outside Australia, New Zealand and Singapore or whose address in the Register is a place outside Australia, New Zealand, Singapore and their respective external territories, unless AWIL (in consultation with the Manager and the Stapled Company) is satisfied before the Effective Date that it is not precluded from lawfully issuing Acquired AWPT4 Units or Acquired AWPT5 Units (respectively) to the Unitholder either unconditionally or after compliance with conditions which AWIL's board (as may be applicable), regards as acceptable and not unduly onerous.

Effective Date means the Effective Date as that term is defined in the Implementation Deed.

Implementation Date means the Implementation Date as that term is defined in the Implementation Deed.

Implementation Deed means the deed made between the Manager, the AWPT4 Manager, the AWPT5 Manager and the Stapled Company dated 27 July 2005, as amended.

Merger Proposal means the transactions contemplated and described in the Implementation Deed.

Sale Facility means the facility under which Designated Foreign Unitholders are required to sell their Stapled Securities to the Cashout Bank for the Sale Consideration and on the basis that the Cashout Bank is entered in the Register in respect of those Units on the Stapling Record Date, and will participate in the Proposal in respect of these Units, receive the Acquired AWPT4 Units and Acquired AWPT5 Units pursuant to the Proposal and sell the required number of the resultant Stapled Securities for cash to pay the Sale Consideration.

Sale Consideration means the average price (net of transaction costs) at which those Stapled Securities held by the Cashout Bank are sold under the Sale Facility, multiplied by the number of Stapled Securities held by the Designated Foreign Unitholder which were transferred to the Cashout Bank.

Share Scheme means the Share Scheme as that term is defined in the Implementation Deed.

Stapling Record Date means 7.00 pm (Sydney time) on the fifth Business Day following the Effective Date or such other time agreed before that date between the Manager, the AWPT4 Manager, the AWPT5 Manager and the Stapled Company and permitted by ASX.

Unitholder means a Member who is Registered as the holder of a Unit.

29 References to Corporations Act

Any provision of this constitution which is expressed to apply subject to the Corporations Act shall only be read as subject to the Corporations Act while the Trust is a registered scheme.

30 Interpretation

30.1 Definitions

In this constitution these words and phrases have the following meaning unless the contrary intention appears:

Aggregate Unpaid Amount: the aggregate of the amounts of the Application Prices of all Partly Paid Units which have not been paid.

Application Price: the application price for a Unit calculated in accordance with this constitution.[36]

Approved Valuer: any person, independent of the Manager, who is duly qualified to value any Assets of the Trust.

ASIC: the Australian Securities and Investments Commission or any regulatory body which replaces it or performs its functions.

ASIC Class Order 98/1808: means the class order issued by ASIC on 2 October 1998 entitled "Allowing constitutions to use Appendix 15A of the ASX Listing Rules."

Assets: all the property, rights and income of the Trust, but not application money or property in respect of which Units have not yet been issued, or any amount in the distribution account.

ASX: the Australian Stock Exchange Limited or the market operated by it as the context requires.

ASX Business Rules: means the business rules which govern the operations and behaviour of participating organisations of ASX and affiliates

Attached Securities: a Stapled Share and any other security or securities which are from time to time Stapled or to be Stapled to a Unit.

Australand Property Group: collectively, the Trust, each Stapled Entity and each of their respective Subsidiaries, and "Group Member" means any one or more of them.

BBSW for a period:

[36] See "Application Price for Units"

(a) the rate determined by the Manager to be the arithmetic mean (rounded up, if necessary, to the nearest 0.01%) of the bid rates displayed at or about 10.30am Sydney time on the first day of that period on the Reuters screen BBSW page for a term of one month after eliminating one of the highest and one of the lowest of those rates; or

(b) if for any reason there are no rates displayed for a term then BBSW will be the rate determined by the Manager to be the average of the buying rates quoted to the Manager by 3 Australian banks selected by the Manager at or about that time on that day. The buying rates must be for bills of exchange which are accepted by an Australian bank and which have a term equivalent to one month.

Business Day: a day other than a Saturday or Sunday on which banks are open for general banking business in Sydney and Melbourne but if the Units are Officially Quoted has the meaning given to that term in the Listing Rules.

Certificated Holding: has the same meaning as in the SCH Business Rules.

CHESS: means the ASX's Clearing House Electronic Sub-Register System which provides the central register for electronic transfer of share ownership.

CHESS Holding: has the same meaning as in the SCH Business Rules.

CHESS System: a system for the transfer of securities in respect of which approval has been given by the ASX Settlement and Transfer Corporation Pty Limited ACN 008 504 532 (or such other body corporate approved by under section 779B(1) of the Corporations Act) in accordance with the SCH Business Rules.

Class: a class of Units.

Compliance Committee Member: a member of a compliance committee established by the Manager in connection with the Trust.

Corporations Act: the Corporations Act 2001 (Cwlth).

Details: the section of this constitution headed "Details".

Distributable Amount: has the meaning given in clause 10.3.

Distribution Calculation Date: the last day of each Financial Year or such other days as the Manager designates.

Distribution Date: the date that a distribution under clause 10 must be made.

Distribution Entitlement: has the meaning given in clause 10.3.

Distribution Period:

(a) for the first distribution period, the period from the establishment of the Trust to the next Distribution Calculation Date;

(b) for the last distribution period, the period from the day after the preceding Distribution Calculation Date to the date of distribution on winding up of the Trust; and

(c) in all other circumstances, the period from the day after the preceding Distribution Calculation Date to the next occurring Distribution Calculation Date.

Divestment Notice: a notice given under clause 27.1 to a Small Holder.

Financial Year:

(a) for the first financial year, the period from the establishment of the Trust to the next 30 June;

(b) for the last financial year, the period from 1 July before the date the Trust terminates to the date of distribution on winding up of the Trust; and

(c) in all other circumstances, the 12 month period ending on 30 June in each year.

Fully Paid Unit: a Unit on which the Application Price has been fully paid.

GST: a goods and services tax, value added tax, consumption tax or a similar tax or a tax on services only.

Holding Adjustment: has the same meaning as in the SCH Business Rules.

Issuer Sponsor Holding: has the meaning given in the SCH Business Rules.

Liabilities: all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust but excluding any amount representing unitholders' capital, undistributed profits, interest attributable to unitholders accruing on unitholder capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust.

Listed:

(a) in the case of the Trust, the trust being listed on the ASX; and

(b) in the case of Securities, the Units or the Stapled Securities being Officially Quoted,

and **Listing** has a corresponding meaning.

Listing Rules: the listing rules of the ASX and any other rules of the ASX which are applicable while the Trust is admitted to the official list of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX.

Manager:

(a) until the Trust is registered with ASIC as a managed investment scheme, Australand Wholesale Investments Limited; and

(b) from the time the Trust is registered with ASIC as a managed investment scheme, the company which is registered with the ASIC as the single responsible entity for the Trust under the Corporations Act.

Market Price: of a Security on a particular day:

(a) the weighted average price per Security for sales on the ASX (excluding any special crossings) for the period of 15 Trading Days immediately prior to the relevant day (whether or not a sale was recorded on any particular day); or

(b) if:

(i) Securities have not been Officially Quoted for at least 15 consecutive Trading Days before the relevant day; or

(ii) in the Manager's opinion a determination under paragraph (a) of this definition would not provide a fair reflection of the current market value of the Security,

the price per Security that an independent valuer determines to be the market price of the Security on the relevant day.

However, if the Manager believes that the calculation under paragraph (a) or (b) does not provide a fair reflection of the market price, the Market Price will be an amount calculated in a manner which complies with the Corporations Act, as set out in the offer document for the Securities and which in the opinion of an Approved Valuer will approximate the fair market price of the Security.

Market Value in relation to a Unit:

(a) while Units form part of Stapled Securities, is the closing price on SEATS of a Stapled Security; or

(b) in all other cases, is the closing price on SEATS of the Units.

Member: the person Registered as the holder of a Unit (including persons jointly Registered) and where required by the Corporations Act or the context includes the holder of an Option.

Net Asset Value: the value of the Assets calculated in accordance with clause 9 less the Liabilities.

Officially Quoted: quotation on the official list of the ASX, including when quotation is suspended for a continuous period of not more than 60 days.

Official Quotation: has the corresponding meaning.

Operating Income: the gross income realised by the Trust from its operations including rent, interest, dividends, distributions and otherwise less expenses arising in deriving that income including, but not limited to:

(a) property outgoings;

(b) repairs and maintenance;

(c) interest and other borrowing costs;

(d) fees paid to the Manager; and

(e) any other amount that the Manager considers prudent or appropriate to allow for contingencies or future expenses that will or may arise in respect of the Trust.

Option: an option granted by the Manager in respect of an unissued Unit.

Paid-up Proportion: the number obtained by adding each Partly Paid Unit multiplied by its Relevant Percentage.

Partly Paid Unit: a Unit on which the Application Price has not been paid in full.

Quarter: each 3 month period ending on the Quarter End Date or such shorter period of time if the period ends on the date of Termination of this Trust or the date of retirement of the Manager or commences on the date of commencement of the Trust.

Quarter End Date: each 31 March, 30 June, 30 September and 31 December and if the effective date of termination of the Trust or retirement of the Manager is another date, that date.

Register: the register of Members kept by the Manager under the Corporations Act.

Registered: recorded in the Register.

Registration: recording in the Register.

Relevant Percentage: in the case of a Partly Paid Unit the percentage calculated in accordance with the following formula at the relevant time:

$$\frac{A - B}{A} \times \frac{100}{1}$$

where

A means the sum determined by dividing Net Asset Value plus the Aggregate Unpaid Amount by the number of Units in issue;

B means the amount of the Application Price of the Unit which is unpaid.

Relevant Period: the period specified in a Divestment Notice under clauses 27.1 and 27.2.

Relevant Units: the Units specified in a Divestment Notice.

Resolution:

(a) a resolution passed at a meeting of Members in the Trust:

(i) on a show of hands, by the required majority of Members present in person or by proxy and voting on the show of hands; or

(ii) on a poll, by the required majority of votes cast by Members present in person or by proxy and voting on the poll; or

(b) where the law allows, a resolution in writing signed by Members holding the required majority of the Units in the Trust.

Except where this constitution or any applicable law provides otherwise, the "required majority" is a simple majority.[37]

Restriction Agreement: a restriction agreement within the meaning and for the purposes of the Listing Rules.

Restricted Securities: has the same meaning as in the Listing Rules.

SCH: stands for securities clearing house and in the SCH Business Rules means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532) as the operator of an approved clearing and settlement facility under the Corporations Act.

SCH Business Rules: means the rules that govern the operation of CHESS, the electronic transfer and settlement system, and the CHESS subregister.

SEATS: has the same meaning as in the SCH Business Rules.

Security: while the Units are Stapled a Stapled Security and while the Units are not Stapled a Unit.

Shareholders: the shareholders in the Stapled Company.

Small Holder is a Member who is a holder or a joint holder of a Small Holding.

Small Holding is a holding of Units created by the transfer of a parcel of Units the aggregate Market Value of which at the time a proper SCH transfer

[37] Circumstances where a special resolution is required include a vote on amendments to this constitution if necessary (see section 601GC(1)(a)). For voting on winding up by Members and choosing a new responsible entity see sections 601FL and 601NB.

was initiated or a proper based transfer was lodged, was less than a marketable parcel of Units as provided under the Listing Rules.

Stapled: the linking together of Units and Attached Securities so that one may not be transferred, or otherwise dealt with, without the other or others and which are quoted on the ASX jointly as a "stapled security" or such other term as the ASX permits.

Stapled Company: Australand Holdings Limited (ACN 008 443 696).

Stapled Entity: the Stapled Company and any other trust, corporation or managed investment scheme whose securities are Stapled to the Units.

Stapled Security: a Unit and each Attached Security which are Stapled together and registered in the name of the Member.

Stapled Security Holder: the Member under this constitution and the holder of Attached Securities.

Stapled Share: an ordinary share in the Stapled Company.

Stapling: the process that results in Units and Attached Securities being and remaining Stapled to each other.

Stapling Commencement Date: the date upon which Stapling of the Units to Stapled Shares is to commence as determined by the Manager.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or a trust which is controlled by the first within the meaning of control under section 50AA of the Corporations Act.

Tax: all kinds of taxes, duties, imposts, deductions and charges imposed by a government including GST or any amount recovered from the Manager by way of reimbursement of GST or any amount included either expressly or impliedly in an amount paid or payable by the Manager on account of GST, together with interest and penalties.

Tax Act: the Income Tax Assessment Act 1936 (*1936 Act*), the Income Tax Assessment Act 1997 (*1997 Act*) or both the 1936 Act and the 1997 Act, as appropriate.

Trading Day: those Business Days on which buying and selling occurs through SEATS.

Transaction Costs: when calculating the Application Price of a Unit, the Manager's estimate of the total cost of acquiring the Assets, provided that subject to the Corporations Act[38] the Manager may in connection with any particular application for Units deem these costs to be a lesser sum or zero.

Trust: the trust constituted under or governed by this constitution.

[38] *See section 601FC(1)(d)*

Trust Fund: means each amount held by the Manager under clause 2.1 of this constitution in respect of the Trust together with any other property which the Manager receives, has vested in it or otherwise acquires to hold on the trusts of this deed, and any property which represents the proceeds of sale of any such property.

Unit: an undivided share in the beneficial interest in the Trust as provided in this constitution.

User Pays Fees: any cost incurred in relation to:

(a) an entitlement to a payment or a payment to or from the Trust in respect of a Member; or

(b) any act or omission requested by a Member,

which the Manager considers should be borne by that Member.

Valuation Time: a time at which the Manager calculates Net Asset Value.

30.2 Interpretation

Unless the contrary intention appears, in this constitution:

(a) terms defined in the Corporations Act are used with their defined meaning;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements;

(c) the singular includes the plural and vice versa;

(d) the words "includes" or "including", "for example" or "such as" when introducing a list of items do not exclude a reference to other items, whether of the same class or genus or not;

(e) amend includes delete or replace;

(f) person includes a firm, a body corporate, an unincorporated association or an authority;

(g) the cover page, contents, headings (except in so far as they are used as a means of cross reference), footnotes, marginal notes and finding lists are for convenience only and do not affect interpretation of this constitution;

(h) a reference to a year (other than a Financial Year) or month means a calendar year or calendar month respectively;

(i) a reference to dollars or $ is a reference to the currency of Australia.

30.3 Other documents

A document does not become part of this constitution by reason only of that document referring to this constitution or vice versa, or any electronic link between them.

30.4 Constitution legally binding[39]

This constitution binds the Manager and each present and future Member and any person claiming through any of them in accordance with its terms (as amended from time to time) as if each of them had been a party to this constitution.

30.5 Severance

If all or part of any provision contained in this constitution is void or invalid or would otherwise result in all or part of this constitution being void or invalid for any reason, then such part is to be severed from this constitution without affecting the validity or operation of any other provision of this constitution.

30.6 Governing law

This constitution is governed by the law in force in the place specified in the Details.

30.7 Other obligations excluded

Except as required by the Corporations Act all obligations of the Manager which might otherwise be implied or imposed by law or equity are expressly excluded to the extent permitted by law, including without limitation any obligation of the Manager in its capacity as trustee of the Trust arising under any statute.

EXECUTED as a deed

[39] Refer Section 601GB

Schedule 1 - Application Price for Particular Issues

Despite any other provision of the constitution, the following provisions apply:

1 Units issued to shareholders in the Stapled Company in accordance with the terms of a scheme of arrangement between the Stapled Company and the holders of ordinary shares in the Stapled Company will be issued at the Application Price set out in the scheme of arrangement.

2 Stapled Securities issued to shareholders in the Stapled Company in accordance with the terms of an entitlements offer made pursuant to a combined prospectus and product disclosure statement dated on or shortly after the meeting of holders of ordinary shares in the Stapled Company to be held on or around 27 October 2003 to approve the scheme of arrangement between the Stapled Company and the holders of ordinary shares in the Stapled Company will be issued at an Application Price which is 95% of the arithmetic average of the daily VWAPs of shares in the Stapled Company or Stapled Securities as the case may be over the 10 Trading Days commencing on the first Trading Day after the day for determining entitlements of holders of ordinary shares in the Company to participate in the entitlement offer. 54.62% of the Application Price for Stapled Securities will be allocated as the Application Price for a Unit.

3 Stapled Securities issued to unitholders in Australand Wholesale Property Trust (ARSN 099 698 012) ("**AWPT**") pursuant to an acquisition proposal approved by unitholders in AWPT at a meeting of unitholders held on or around 27 October 2003 ("**AWPT Meeting**") will be issued at an Application Price which is the greater of:

(a) the price determined in paragraph 2 above; and

(b) $1.60.

54.62% of the Application Price for Stapled Securities will be allocated as the Application Price for a Unit.

4 Stapled Securities issued to unitholders in Australand Wholesale Property Trust No. 2 (ARSN 101 660 253) ("**AWPT2**") pursuant to an acquisition proposal approved by unitholders in AWPT2 at a meeting of unitholders held on or around 27 October 2003 ("**AWPT2 Meeting**") will be issued at an Application Price which is the greater of:

(a) the price determined in paragraph 2 above; and

(b) $1.60.

54.62% of the Application Price for Stapled Securities will be allocated as the Application Price for a Unit.

5. Stapled Securities issued to holders of options over Stapled Shares and Units under the terms and conditions of the scheme of arrangement between the Stapled Company and the holders of options over shares in the Stapled Company will be issued at an Application Price which is $1.61 as amended in accordance with the terms and conditions of the options over Stapled Shares and Units.

   The Application Price is to be allocated as follows:

   (a) 42.74% to the Stapled Company to acquire the Stapled Share; and

   (b) 57.26% to the Manager to acquire the Unit, of which the Manager must apply the amount required to procure the issue of the Attached Securities other than the Stapled Share to the holder of the option in accordance with clause 28A.8.

In this schedule 1, "VWAP" means, on any day, in respect of a security, the volume weighted sale price of that security sold on ASX on that day excluding securities which are sold otherwise than in the ordinary course of trading on ASX (including any transaction defined in the ASX Business Rules as "special", crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over securities and any overnight crossings and any other trades that the underwriter of the entitlement offer and the Manager and the Stapled Company agree are not fairly reflective of natural supply and demand) calculated to four decimal places.

AUSTRALAND

AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT
ASX CODES: ALZ AAZPA

30 September 2005

AUSTRALAND WHOLESALE PROPERTY TRUST NO.4 CONSOLIDATED CONSTITUTION

Attached is a copy of the consolidated Constitution for Australand Wholesale Property Trust No.4 including all amendments up to and including the amendments in the Supplemental Deed Poll as approved by members on 27 September 2005.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: + 61 2 9767 2182
email: pmackey@australand.com.au

82-4507

Consolidated Constitution The Australand Wholesale Property Trust No. 4

Manager: Australand Wholesale Investments No. 4 Limited
ABN 30 095 466 149

Date of constitution:
30 September 2002

This document is a consolidated copy of the Constitution dated 30 September 2002 for Australand Wholesale Property Trust No. 4 (ARSN 108 254 413) ("**Original Constitution**") including all amendments up to and including the amendments in the Supplemental Deed Poll dated 27 September 2005. The Trust was registered by ASIC on 11 March 2004.

This is not a legally binding document. Reference should be made to the Original Constitution and each amending deed for the operative provisions. Section headings, indices and the provisions in square brackets do not form part of the text.

m

Contents

Consolidated Constitution of the Australand Wholesale Property Trust No. 4

Consolidated Constitution of the Australand Wholesale Property Trust No. 4

Date:

Operative provisions:

This deed poll is declared by Australand Industrial No. 56 Pty Limited to be the constitution of the Mascot No. 2 Unit Trust.

1 Name of Trust

1.1 The Trust is called the Australand Wholesale Property Trust No. 4 or by such other name as the Manager determines by resolution of its board of directors from time to time.

1.2 If the name of the trust at any time implies an association with the Manager or its business and the Manager retires or is removed, its successor as Manager must, unless otherwise approved by the former Manager, change the name of the Trust to a name that does not imply an association with the former Manager or its business.

2 Registered Scheme

While the Trust is not a Registered Scheme this constitution is to be read subject to Schedule 1.

3 Assets held on trust

3.1 The Manager must hold the Assets on trust for Members.

3.2 Any Assets held by the Manager as Manager of the Trust, must be clearly identified as property of the Trust and held separately from the assets of the Manager and any other managed investment scheme if and to the extent that the Corporations Act so requires.

4 Units, Classes and Options

Nature of Units

4.1 The beneficial interest in the Trust is divided into Units.

4.2 Subject to any rights, obligations and restrictions attaching to any particular Units or Class:

(a) each Fully Paid Unit confers an equal undivided interest;

(b) a Unit confers an interest in the Assets as a whole, subject to the Liabilities, and

(c) a Unit does not confer an interest in a particular Asset.

Stapling Provisions

4.3 The provisions of this constitution relating to Stapling take effect on and from the Stapling Commencement Date and apply subject to all other provisions of this constitution which may suspend, abrogate or terminate Stapling.

Classes

4.4 The Manager may create and issue Classes with such rights, obligations and restrictions attaching to the Units of such Classes as it determines in accordance with the Corporations Act.

Options

4.5 The Manager may create and issue Options on such terms and conditions as the Manager determines. Options may be issued with Units or separately.

4.6 Subject to this constitution, the Corporations Act (and the conditions of any applicable ASIC relief from it) and, if relevant, the Listing Rules, the Manager may determine that Options will be issued:

(a) for consideration or no consideration;

(b) on the basis that the exercise price for a Unit to be issued on exercise of the Option is the price determined by the Manager, provided that the exercise price is less than the price that would otherwise apply under this constitution by a percentage not exceeding 50%; and

(c) conferring on the holder of the Option such other entitlements under this constitution as the Manager determines,

and otherwise on terms and conditions and with such entitlements as determined by the Manager. The terms of issue of the Option may allow the Manager to buy back the Options.

Offers of Options

4.7 Subject to the Listing Rules and the Corporations Act (and the conditions of any applicable ASIC relief from it), if the Manager is making an offer of Options to Members which is otherwise in proportion to their existing holdings of Units, the Manager is not required to offer Options under this clause to persons whose address on the Register is in a place other than Australia and New Zealand.

Exercise of Options

4.8 On the exercise of an Option, the Option Holder is entitled to subscribe for and be allotted Units in accordance with the terms and conditions of the Option.

While Stapling applies

4.9 While Stapling applies, an Option may only be exercised if, except in the case of Units which are to be APG Held Units, at the same time as Units are acquired pursuant to the Option, the same person acquires an identical number of Attached Securities, which are then Stapled to the Units.

Rights attaching to Units and Options

4.10 A Member holds a Unit subject to the rights, restrictions and obligations attaching to that Units or that Class of Unit. The holder of an Option holds the Option subject to the terms and conditions attaching to that Option.

No fractions of Units

4.11 Fractions of a Unit may not be issued by the Manager.

4.12 Where any calculation performed under this constitution or the terms of a withdrawal offer results in the issue or redemption of a fraction of one Unit, the number of Units to be issued or redeemed is to be rounded down or up respectively to the nearest whole Unit.

4.13 Any excess application or other money or property which results from rounding becomes an Asset.

Consolidation and division of Units and Options

4.14 Subject to the Listing Rules and the Corporations Act, Units and Options may be consolidated or divided in any proportions as determined by the Manager.

Consolidation and division while stapling applies

4.15 While Stapling applies, Units may only be consolidated or divided if the related Attached Securities are also consolidated or divided at the same time and to the same extent.

Transfer of Units and Options if Officially Quoted

4.16 If the Units and/or Options are Officially Quoted, Units and/or Options may be transferred in any manner permitted by the CHESS System. The Manager may require before registration of any such transfer that there be provided to the Manager any documents which the rules of the uncertificated system require or permit the Manager to require be provided to it to authorise registration. This clause 4.16 prevails over any other provision of this constitution that may be inconsistent with it but it does not permit the Manager to refuse to register a proper SCH transfer.

Form of transfer

4.17 Subject to this constitution, a Unit or Option may be transferred in any form approved by the Manager, accompanied by any evidence reasonably required by the Manager to show the right of the transferor to make the transfer and (if the Manager requires) be presented for Registration duly stamped.

Registration

4.18 A transfer is not effective until Registered.

Manager may request holding lock or refuse to register transfer

4.19 If Units or Options are Officially Quoted, and if permitted to do so by the Listing Rules, the Manager may:

(a) request SCH to apply a holding lock to prevent a transfer of CHESS approved Securities registered on the CHESS subregister; or

(b) refuse to register a transfer of other Units in the Trust.

Manager must request holding lock or refuse to register transfer

4.20 The Manager must:

(a) request SCH to apply a holding lock to prevent a transfer of CHESS approved Securities registered on the CHESS subregister; or

(b) refuse to register any transfer of other Units in the Trust;

if:

(c) the Listing Rules require the Trust to do so;

(d) registration of the transfer is prohibited by clause 4.24(b);

(e) clause 4.32(a) requires the Manager not to register the transfer; or

(f) the transfer is in breach of the Listing Rules or Restriction Agreement.

Notice of holding locks and refusal to register transfer

4.21 If in the exercise of its rights under clause 4.19 and 4.20 the Manager requests application of a holding lock to prevent a transfer of CHESS approved Securities or refuse to register a transfer of a security they must give written notice of the request to the holder of the Units, to the transferee and the broker lodging the transfer, if any. Failure to give such notice does not invalidate the decision of the Manager.

Manager must retain instruments of transfer

4.22 The Trust must retain every instrument of transfer which is registered for such period as the Manager determines.

Return of refused transfers

4.23 If the Manager refuses to register a transfer, the transfer must be returned to the person who deposited it if demand is made within 12 months of the giving of notice of refusal to register unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates.

Proportional takeover offers

4.24 Notwithstanding clauses 4.16 to 4.18, if offers are made under a proportional takeover bid for Units of the Trust in accordance with the Corporations Act:

(a) clauses 4.24 to 4.29 apply;

(b) the registration of a transfer giving effect to takeover contract resulting from acceptance of an offer made under the takeover bid is prohibited unless and until a resolution to approve the bid is passed in accordance with clauses 4.25 and 4.26; and

(c) the Manager must ensure that a resolution to approve the bid is voted on in accordance with clause 4.25 to 4.28 before the

Approval of takeover bids

4.25 The Manager may determine whether the approving resolution is voted on:

(a) at a meeting of persons entitled to vote on the resolution convened and conducted, subject to the provisions of clause 4.27, as if it were a meeting of Members convened and conducted in accordance with this constitution and the Corporations Act with such modifications as the Manager determines the circumstances require; or

(b) by means of a postal ballot conducted in accordance with the following procedures:

(i) a notice of postal ballot and ballot paper must be sent to all persons entitled to vote on the resolution not less than 14 days before the date specified in the notice for closing of the postal ballot, or such less period as the Manager determines the circumstances require;

(ii) the non-receipt of a notice of postal ballot or ballot paper by, or the accidental omission to give a notice of postal ballot or ballot paper to, a person entitled to receive them does not invalidate the postal ballot or any resolution passed under the postal ballot;

(iii) the notice of postal ballot must contain the text of the resolution and the date for closing of the ballot and may contain any other information the Manager considers appropriate;

(iv) each ballot paper must specify the name of the person entitled to vote;

(v) a postal ballot is only valid if the ballot paper is duly completed and:

(A) if the person entitled to vote is an individual, signed by the individual or a duly authorised attorney; or

(B) if the person entitled to vote is a corporation, executed under seal or as permitted in the Corporations Act or under the hand of a duly authorised officer or duly authorised attorney;

(vi) a postal ballot is only valid if the ballot paper and the power of attorney or other authority, if any, under which the ballot paper is signed or a copy of that power of attorney certified as a true copy by statutory declaration is or are received by the Trust before close of business on the date specified in the notice of postal ballot for closing of all postal ballot at the office of the Manager or unit registry of the Trust or at such other place as specified for that purpose in the notice of

(vii) a person may revoke a postal ballot vote by notice in writing to be received by the Manager before the close of business on the date for closing of the postal ballot.

Entitlement to vote on approving resolution

4.26 The only persons entitled to vote on the approving resolution are those persons who, as at the end of the day on which the first offer under the bid was made, held bid class securities. Each person who is entitled to vote is entitled to one vote for each bid class security held by that person at that time.

Neither the bidder nor any associate of the bidder is entitled to vote on the resolution.

When approving resolution passed

4.27 If the resolution is voted on in accordance with clauses 4.24 to 4.26 then it is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is taken to have been rejected.

If approving resolution has not been voted on

4.28 If a resolution to approve the bid has not been voted on as at the end of the day before the fourteenth day before the last day of the offer period, then a resolution to approve the bid is taken to have been passed in accordance with clauses 4.25 to 4.27.

Cessation of clauses 4.21 to 4.25

4.29 Clauses 4.24 to 4.28 cease to have effect on the day three years after the later of their adoption or last renewal.

Transfers if Units or Options not Officially Quoted

4.30 If Units or Options are not Officially Quoted, the Manager may refuse to record any transfer in the Register without giving any reason for the refusal.

Restricted Securities

4.31 The Manager must refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of any Restricted Securities on issue which is or might be in breach of the Listing Rules or any escrow agreement entered into by the Manager under the Listing Rules in relation to the Restricted Securities. During a breach of the Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement, the holder of the Restricted Securities is not entitled to any distribution or voting rights in respect of the Restricted Securities.

Single instrument of transfer for Stapled Securities

4.32 While Stapling applies and subject to the Corporations Act and the Listing Rules if the Listing Rules apply:

(a) the Manager must not register any transfer of Units, except any APG Held Units, unless it is a single instrument of transfer of Stapled Securities and any provision of clauses 4.16 to 4.20 of this constitution inclusive referring to a transfer of Units will be deemed to be a reference to such a transfer; and

(b) a reference in clauses 4.16 to 4.20 inclusive and clause 4.24 to a Unit will be deemed to be a reference to a Stapled Security.

Joint tenancy

4.33 Persons Registered jointly as the holder of a Unit or Option hold as joint tenants and not as tenants in common unless the Manager otherwise agrees.

Death, legal disability of Member

4.34 If a Member dies or becomes subject to a legal disability such as bankruptcy or insanity, only the survivor (where the deceased was a joint holder) or the legal personal representative (in any other case) or any other person determined by the Manager are recognised as having any claim to Units and Options Registered in the Member's name.

Number of Units

4.35 While Stapling applies, the number of issued Units, except APG Held Units, at any time must equal the number of issued Attached Securities of each category, but disregarding any Attached Securities held by or on behalf of a Stapled Entity.

5 Application Price for Units

5.1 Subject to clause 28A and any rights, obligations and restrictions attaching to any particular Units or Class, a Unit must only be issued at an Application Price:

(a) while Units are Officially Quoted, subject to paragraphs (b), (c), (d) and (e), equal to the Market Price of the Units or, where Stapling applies, the Market Price of Stapled Securities minus the application price of each Attached Security (as determined under clause 5.7);

(b) in the case of a rights issue while Units are Officially Quoted, in accordance with clause 5.5;

(c) in the case of a placement of Units while Units are Officially Quoted, in accordance with clause 5.6;

(d) in the case of a distribution reinvestment while Units are Officially Quoted, in accordance with clause 11.10;

(e) in the case of Units issued on the exercise of an Option – determined in accordance with clause 4.6(b); or

(f) in any other case – calculated as:

$$\frac{\text{Net Asset Value} + \text{Transaction Costs}}{\text{number of Fully Paid Units in issue} + \text{Relevant Fraction}}$$

5.2 Each of the variables in clause 5.1(f) must be determined as at the next Valuation Time after:

(a) the Manager receives or is deemed to receive the application for Units; or

(b) the Manager receives the application money, or the property against which Units are to be issued is vested in the Manager

whichever happens later.

5.3 While Units are not Officially Quoted the Application Price may be rounded as the Manager determines. The amount of the rounding must not be more than 1% of the Application Price.

5.4 For the purposes of clause 5.2 the day and time of receipt of an application for Units is:

(a) the time of actual receipt if the application is received before the Prescribed Time on a Business Day; or

(b) the time of deemed receipt if the application is deemed to be received before the Prescribed Time on a Business Day; or

(c) the commencement of business on the next following Business Day if the application is received or is deemed to be received on a day which is not a Business Day or received on or after the Prescribed Time on a Business Day.

Rights issues

5.5 While Units are Officially Quoted, the Manager may (subject to the terms of any applicable ASIC Relief and in accordance with the Listing Rules) offer at substantially the same time to only and all the then Members, but not including persons who may be excluded from an issue or offer of Units in accordance with ASIC relief and the Listing Rules, further Units for subscription (whether or not the right to acquire those Units is renouncable) at a price determined by the Manager provided that the Application Price is not less than 50% of the Market Price for the Units, or where Stapling applies, the Market Price of Stapled Securities minus the application price of each Attached Security (as determined under clause 5.7) on the Business Day preceding the date on which the intention to make the offer or issue is announced to the ASX.

Placements

5.6 While Units are Officially Quoted, the Manager may at any time issue Units to any person, whether by way of a placement or otherwise, at a price and on terms determined by it, provided that the Manager complies with the Listing Rules applicable to the issue and any applicable ASIC Relief.

Determination of Application Price where Stapled Securities are issued

5.7 Where:

(a) Stapling applies;

(b) as a consequence, a Unit is to be issued as part of a Stapled Security; and

(c) this constitution contains a provision for the calculation or determination of the application price for the Stapled Security but not for the Unit,

the Manager must determine what part of the application price of a Stapled Security is to represent the Application Price of a Unit for the purposes of this constitution.

Unless otherwise agreed between the Manager and:

(d) in relation to any Stapled Entity that is a company, the Stapled Entity; and

(e) in relation to any Stapled Entity that is a managed investment scheme, the responsible entity of the Stapled Entity,

the application price of a Stapled Security will be allocated between the Application Price of the Unit and the application price of the Attached Securities in the ratio that the net assets (adjusted for the net market value of their investments) of each of the Trust and each of the Stapled Entities at the end of the relevant period immediately prior to the issue bears to the amount of the aggregate net assets (adjusted for the net market value of their investments) of the Trust and the Stapled Entities at that time.

6 Application for Units or Options

Application form

6.1 An applicant for Units or Options must complete a form approved by the Manager and give it to the Manager if the Manager so requires. The form may be transmitted electronically if approved by the Manager.

Application for identical number of Attached Securities

6.2 While Stapling applies, an applicant for Units, other than Units which are to be APG Held Units, must at the same time make an application for an identical number of Attached Securities.

Payment

6.3 Payment in respect of an application in a form acceptable to the Manager, or a transfer of property of a kind acceptable to the Manager and able to be vested in the Manager or a custodian appointed by it (accompanied by a recent valuation of the property acceptable to the Manager, if the Manager requires), must:

(a) accompany the application;

(b) be received by or made available to the Manager or the custodian within such period before or after the Manager receives the application form as the Manager determines from time to time or as the terms and conditions of the relevant Option contemplate; or

(c) comprise a reinvestment of distribution in accordance with clause 11.11.

Amount of payment

6.4 For the purposes of clause 6.3 and subject to clause 9.3:

(a) payment in respect of a Unit must be an amount equal to the Application Price; and

(b) transfer of property in respect of a Unit must have a value equal to the Application Price plus any costs associated with the transfer of the property incurred or likely to be incurred by the Manager if the Manager so requires.

Manager may reject

6.5 The Manager may reject an application in whole or in part without giving any reason for the rejection.

Minimum amounts

6.6 Subject to the Corporations Act (if relevant), the Manager may set a minimum application amount and a minimum holding for the Trust or in respect of particular Classes or circumstances, and alter or waive those amounts at any time.

Manager must reject application

6.7 While Stapling applies, the Manager must reject an application for Units, other than Units which are to be APG Held Units, if the applicant does not apply at the same time for an identical number of Attached Securities or if an identical number of Attached Securities will not be issued to the applicant at the same time as the issue of Units to the applicant.

Issue date

6.8 Except in the case of a reinvestment of distribution in accordance with this constitution, Units which are issued are taken to be issued when:

(a) the Manager accepts the application; or

(b) the Manager receives the application money, or the property against which Units are to be issued is vested in the Manager,

whichever happens later.

The Manager may hold applications without accepting them for such period as it determines.

Issue date on reinvestment

6.9 Units which are issued on a reinvestment of distribution in accordance with this constitution are taken to be issued on the day the distribution is applied in payment for the Units. The Manager may hold applications without accepting them for such period as it determines.

Uncleared funds

6.10 Units issued against application money paid other than in cleared funds, or in consideration of a transfer of property, are void if the funds are not subsequently cleared or the property does not vest in the Manager within 1 month of receipt of the application.

Register

6.11 Subject to the Corporations Act, a single register may be kept in which details of the holders of Units and the holders of Attached Securities are recorded.

Holding statements

6.12 Subject to the Corporations Act, while the Trust is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of Stapled Securities comprising Units and Attached Securities.

Income Entitlement of Units

6.13 Without limiting clause 4.4, the Manager may in its discretion issue Units on terms that such Units:

(a) participate fully for income of the Trust in respect of the Distribution Period in which they are issued;

(b) do not entitle the holder of such Units to receive a distribution of income of the Trust in respect of the Distribution Period in which such Units are issued; or

(c) entitle the holder of such Units to receive a distribution of income of the Trust in respect of the Distribution Period in which such Units are issued which is not greater than the proportion of the income of the Trust to which a Member holding a Unit during the whole of that Distribution Period is entitled multiplied by the number of days from and including the date of allotment of those Units to the end of that Distribution Period divided by the total number of days in that Distribution Period.

Restriction on issue and redemption of Units

6.14 No Units may be issued or redeemed after the 80th anniversary from the day before the Trust commenced if that issue would cause a contravention of the rule against perpetuities or any other rule of law or equity.

7 Redemption Price of Units

Redemption Price

7.1 Subject to clauses 9.4 and 28A, and any rights, obligations and restrictions attaching to any particular Units or Class, a Unit must only be redeemed at a Redemption Price calculated as:

$$\frac{\text{Net Asset Value - Transaction Costs}}{\text{number of Fully Paid Units in issue + Relevant Fraction}}$$

7.2 Each of the variables in clause 7.1 must be determined:

(a) while the Trust is Liquid - as at the next Valuation Time after the Manager receives the withdrawal request; or

(b) while the Trust is not Liquid - at the time the withdrawal offer closes.

7.3 The Redemption Price may be rounded as the Manager determines. The amount of the rounding must not be more than 1% of the Redemption Price.

7.4 For the purposes of clauses 7.2 and 8.5, the day and time of receipt of a withdrawal request is:

(a) the time of actual receipt if the request is received before the Prescribed Time on a Business Day; or

(b) the time of deemed receipt if the request is deemed to be received before the Prescribed Time on a Business Day; or

(c) the commencement of business on the next following Business Day if the request is received or is deemed to be received on a day which is not a Business Day or received on or after the Prescribed Time on a Business Day.

8 Withdrawal procedures

While Units Officially Quoted

8.1 While Units are Officially Quoted clauses 8.2 to 8.17 do not apply.

Request for withdrawal

8.2 A Member may make a withdrawal request for the redemption of some or all of their Units in any manner and on such conditions as approved by the Manager, and the Manager must give effect to that request at the time and in the manner set out in this clause 8.

8.3 A Member may not withdraw a withdrawal request unless the Manager agrees.

When Trust is Liquid

8.4 Clauses 8.5 and 8.6 apply only while the Trust is Liquid.

8.5 The Manager must satisfy a withdrawal request in respect of a Unit by payment from the Assets of the Redemption Price calculated in accordance with clause 7. The payment must be made within 30 days of receipt of the request or such longer period as allowed by clause 8.6.

8.6 If:

(a) the Manager has taken all reasonable steps to realise sufficient Assets to satisfy a withdrawal request and is unable to do so due to circumstances outside its control such as restricted or suspended trading in the market for an Asset; or

(b) the Manager does not consider that it is in the best interests of Members taken as a whole to realise sufficient Assets to satisfy a withdrawal request,

the period allowed for satisfaction of the request may be extended by the number of days during which such circumstances apply.

When Trust is not Liquid

8.7 Clauses 8.8 to 8.12 apply only while the Trust is not Liquid.

8.8 A Member may withdraw from the Trust in accordance with the terms of any current withdrawal offer made by the Manager under the Corporations Act and this constitution regulating offers of that kind.

8.9 If there is no withdrawal offer currently open for acceptance by Members, a Member has no right to withdraw from the Trust.

8.10 The Manager may make a withdrawal offer by:

(a) publishing it by any means (for example including, without limitation, in a newspaper or on the internet); or

(b) giving a copy to the Members or Members of a Class.

However, the Manager is not at any time obliged to make a withdrawal offer.

8.11 The Manager may cancel a withdrawal offer by:

(a) publishing a notice of cancellation by any means (for example including, without limitation, in a newspaper or on the internet); or

(b) notice in writing to the Members to whom the withdrawal offer was made.

8.12 If the Manager receives a withdrawal request before it makes a withdrawal offer, it may treat the request as an acceptance of the offer effective as at the time the offer is made.

Clauses applicable to all withdrawals

8.13 The Manager is not obliged to pay any part of the Redemption Price out of its own funds.

8.14 Subject to the Corporations Act (if relevant), the Manager need not give effect to a withdrawal request in respect of Units having an aggregate Redemption Price of less than the minimum application amount or such other amounts as determined by the Manager from time to time unless the withdrawal request relates to the balance of the Member's holding.

8.15 Subject to the Corporations Act (if relevant), if compliance with a withdrawal request would result in the Member holding Units with an aggregate Redemption Price which is less than the then current minimum holding amount, the Manager may treat the withdrawal request as relating to the balance of the Member's holding.

8.16 If a Member holds Units with an aggregate Redemption Price less than the then current minimum holding amount, the Manager may redeem that Member's holding without a withdrawal request.

8.17 If the Manager increases the minimum holding amount, the Manager may after giving 30 days' notice to a Member who holds Units with an aggregate Redemption Price less than the then current minimum holding amount redeem that Member's holding without the need for a withdrawal request.

Discretionary withdrawal

8.18 If the Manager is not obliged to give effect to a withdrawal request, it may in any event, redeem some or all of the Units which are the subject of the request.

Sums owed to Manager

8.19 The Manager may deduct from the proceeds of withdrawal or money paid pursuant to a withdrawal offer any money due to it by the Member.

Transfer of Assets

8.20 The Manager may transfer Assets to a Member rather than pay cash in satisfaction of all or part of a withdrawal request, pursuant to a withdrawal offer or in payment of a distribution. These Assets, together with any cash paid, must be of equal value to the total amount due to the Member pursuant to the withdrawal request, withdrawal offer or distribution (based on a valuation done within one month before the date of the proposed transfer). If the Manager requires, some or all of the costs involved in transfer of these Assets must be paid by the Member or deducted from the amount due to the Member.

Buy-back of Units

8.21 While the Trust is Listed, the Manager may, subject to and in accordance with the Corporations Act (including any modifications thereof) and any requirements under the Listing Rules, purchase Units and cause the Units to be cancelled. No Redemption Price is payable upon cancellation of the Units. Where the Units comprise part of Stapled Securities the Manager may only buy back and cancel the Units if the Attached Securities are also the subject of contemporaneous buy-back and cancellation. Where Units are purchased as part of a Stapled Security pursuant to a buy-back arrangement, the Manager must determine what proportion of the price paid for the Stapled Security is to be paid from the Assets of the Trust on the same basis as set out in clause 5.7 for the Application Price of Units.

Redemption while Stapling applies

8.22 While Stapling applies, except in relation to APG Held Units, the Manager may not redeem a Unit unless each Stapled Entity also redeems or buys back and cancels the corresponding Attached Securities or the Attached Securities are unstapled from the Unit to be redeemed.

9 Partly paid Units

Partly paid Units

9.1 The Manager may determine that any Unit or Class of Units is to be partly paid. If it does so, the following provisions of this clause 9 apply.

Must also issue partly paid Attached Securities

9.2 While Stapling applies, Units may not be issued on the basis that they are Partly Paid Units unless there is a contemporaneous and corresponding issue of Attached Securities which are to be partly paid. While Stapling applies any issue of Partly Paid Units shall be upon the

basis that a call will not be regarded as having been validly paid unless any amount payable at the same time in relation to the partly paid Attached Securities is also paid.

Determination of amount and timing of instalments

9.3 The Manager may determine at any time that Units to be offered for sale or subscription are to be offered on terms that the Application Price is payable by instalments of such amounts and at such times as the Manager determines or, if the Manager so determines, by a single instalment payable at such time as the Manager determines.

Variation or waiver of terms and conditions

9.4 Subject to any applicable statutory duty requiring the Manager to treat Members of the same class equally and those of different classes fairly, where Units are offered for sale or subscription on terms and conditions determined and set out in accordance with clause 9.3, those terms and conditions may be varied or compliance therewith waived only with the consent of the Manager. The variation or waiver must not take effect during the currency of the offering document pursuant to which the Units were offered for sale or subscription.

Subscription Amount

9.5 For the purposes of clause 6.3:

(a) payment in respect of a Unit must be an amount equal to the Subscription Amount;

(b) transfer of property in respect of a Unit must have a value equal to the Subscription Amount plus any costs associated with the transfer of the property incurred by the Manager.

Redemption Price

9.6 For so long as Units are partly paid, the Uncalled Amount must be deducted from the Redemption Price calculated under clause 7.1.

Calls by Manager regarding Uncalled Amounts

9.7 If there is an Uncalled Amount in respect of a Unit, the Manager may:

(a) call on a Member to pay all or any part of the Uncalled Amount, subject to the rights, obligations and restrictions attaching to any Units or Class; and

(b) only make such a call if it also makes the same call on all other Members who hold Units of that Class which are similarly partly paid.

Notice of instalments

9.8 The Manager must give Members:

(a) if the Trust is not Listed, at least 3 Business Day's notice; or

(b) if the Trust is Listed, at least 30 Business Days' notice (but not more than 40 Business Days' notice),

of the time and date each instalment is due to be paid (the First Notice).

If the Trust is Listed:

(c) the notice must contain such other information as is required by the Listing Rules (or ASX under the Listing Rules); and

(d) at least 4 Business Days before the date each instalment is due to be paid, the Manager must send a second notice to all new Members and those Members whose holding has changed since the First Notice which must include any changes that have occurred in the information given in the First Notice because of a change in the holding.

Interest on instalments

9.9 If a Member does not pay an instalment by the due time and date then interest is payable on the sum due from the date payment was due to the time of payment at such rate as the Manager determines not exceeding BBSW plus 2% per annum. Interest is calculated daily and payable monthly in arrears. The Manager may waive payment of that interest in whole or part.

(a) The Manager may revoke or postpone the payment of an instalment.

(b) Subject to the Listing Rules, an instalment shall be deemed to be due on the date determined by the Manager.

(c) Subject to the Listing Rules, the non-receipt of a notice that an instalment is due by, or the accidental omission to give a notice that an instalment is due to, a Member, shall not invalidate the instalment being due.

(d) Subject to the Corporations Act and the Listing Rules, the Manager may extinguish in full or in part any liability of Members in respect of any moneys unpaid on Members' Units.

(e) Subject to the Listing Rules, any instalment which, by the terms of issue of the Unit, becomes payable on issue of the Unit or at any date fixed by or in accordance with such terms of issue shall be deemed to be an instalment which the Manager has given Members notice of in accordance with clause 9.4. In the case of non-payment, all the provisions of this constitution as to payment of interest, forfeiture or otherwise shall apply as if such notice had been given.

Failure to pay instalments

9.10 If a Member fails to pay in full any instalment due on any Partly Paid Unit on or by the day specified for payment, the Manager may, during such time as the instalment or any part of the instalment remains unpaid, serve a notice on that Member requiring payment of so much of the instalment as is unpaid, any interest owing and all reasonable expenses incurred by the Manager as a result of the non-payment. The notice must specify a further time and day (not earlier than 10 days from the date of the notice) on or by which the payment as required by the notice is to be made. The notice must also state that in the event of non payment on or by that specified time and day, the Partly Paid

unpaid will be liable to be forfeited and an equal number of Attached Securities will also be liable to be forfeited. If Units are Officially Quoted, the notice must contain such other information as is required by the Listing Rules (or ASX under the Listing Rules).

If requirements of any notice not complied with

9.11 If the requirements of any notice issued under clause 9.10 are not complied with:

(a) any Partly Paid Unit in respect of which the notice has been given (together with the Attached Securities) may at any time after the date specified in the notice for payment of the amount required by the notice (and before payment of the instalment and any interest and expenses owing), be forfeited on the Manager so determining; and

(b) subject to the Listing Rules, the Corporations Act and this constitution, all voting rights, entitlements to the distribution of income and other rights in connection with any Partly Paid Unit and the Attached Securities in respect of which the notice has been given are suspended until reinstated by the Manager.

Disposal of forfeited Units

9.12 Subject to the Listing Rules if Units are Officially Quoted, a forfeited Unit (together with the Attached Securities) may be sold or otherwise disposed of as a Fully Paid Unit (together with the Attached Securities), either:

(a) subject to any necessary relief from ASIC, at a price equal to that received from the sale of the Stapled Security in the normal course of business on the Australian Stock Exchange less the fair value as determined by the Manager for the Attached Securities; or

(b) by private treaty or public auction, if ASIC has given any necessary relief from the provisions of the Corporations Act and if the Manager complies with the conditions of that relief.

At any time before a sale or disposition the forfeiture may be cancelled upon such terms as the Manager thinks fit.

Holder of forfeited Units

9.13 The holder of Partly Paid Units and Attached Securities which have been forfeited ceases to be a Member in respect of the forfeited Units and ceases to be a member of each Stapled Entity in respect of the Attached Securities (and has no claims or demands against the Manager or the Trust in respect of the forfeited Units and the forfeited Attached Securities) but remains liable to pay to the Manager all moneys which at the date of forfeiture were payable by the former Member to the Manager in respect of the forfeited Units (including interest owing under 9.9 and expenses) but the former Member's liability ceases if and when the Manager receives payment in full of all such money and, if applicable, interest in respect of the forfeited Units.

Evidence of forfeiture

9.14 A statement signed by a duly authorised officer of the Manager that a Partly Paid Unit and the Attached Securities have been duly forfeited on a date stated therein is conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the forfeited Units and the Attached Securities.

Consideration for forfeited Units

9.15 Where a Partly Paid Unit and relevant Attached Securities are forfeited pursuant to this clause 9 the Manager will receive the proceeds of sale, if any, for the forfeited Unit and forfeited relevant Attached Securities and may, as attorney of the relevant Member, execute a transfer of the forfeited Unit and the relevant Attached Securities in favour of the purchaser of the Unit and the relevant Attached Securities and the Member authorises the Manager and appoints the Manager as its attorney to do so. As soon as practicable after the transfer is executed, such person must be registered as the Member and will not be bound to see to the application of the proceeds of sale nor will their title to the Unit be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture or sale of the Units. The Manager is not obliged to ensure that any part of the money which the purchaser has paid for the Unit and relevant Attached Securities is paid to the former holder of the Unit nor shall the person's title to that Unit or the Attached Securities be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture, sale or disposal of that Unit or the relevant Attached Securities.

Deductions from consideration for forfeited Units

9.16 Where forfeited Units are sold or disposed of for cash, the Manager must deduct from the amount of the consideration the amount of the instalment owing at the date of forfeiture together with interest (if any) payable thereon and a sum representing an amount which has been or will be incurred for commissions, stamp duties, transfer fees and other usual charges, if any, on the sale or disposal of the Unit and any expenses associated with the forfeiture or any proceedings brought against the Member to recover the instalment or part thereof owing. The Manager may retain the amounts so deducted, but the balance remaining must be paid to the Member whose Units were forfeited.

Joint holders

9.17 Joint holders of Partly Paid Units are jointly and severally liable to pay all amounts due and payable on the Partly Paid Units held by them.

Rights and obligations attaching to a Partly Paid Unit are proportionate

9.18 Subject to this constitution, the rights and obligations attaching to a Partly Paid Unit will be in proportion to the extent to which that Unit is paid up.

10 Valuation of assets

Periodic valuations

10.1 The Manager may cause an Asset to be valued at any time, and must do so as and when required by the Corporations Act.

10.2 The Manager may determine Net Asset Value at any time, including more than once on each day.

10.3 The Manager may determine valuation methods and policies for each category of Asset and change them from time to time. Unless the Manager determines otherwise, the value of an Asset for the purpose of calculating Net Asset Value will be its market value.

10.4 Where the Manager values an Asset at other than its market value, or where there is no market value, the valuation methods and policies applied by the Manager must be capable of resulting in a calculation of the Application Price or Redemption Price that is independently verifiable.

11 Income and distributions to Members

Determination of income and reserves

11.1 The Manager is to determine whether any item is income or capital and the extent to which reserves or provisions need to be made.

Distribution of income

11.2 For each Distribution Period the Manager must calculate and distribute each Member's Distribution Entitlement.

Distribution Entitlement

11.3 (a) "Distributable Amount" for a Distribution Period is to be determined in accordance with the following formula:

$$DA = OI + C$$

Where:

DA is the Distributable Amount.

OI is Operating Income.

C is any additional amount (including capital) that the Manager has determined is distributable.

(b) Subject to the terms of issue for any class of Units, each Member's Distribution Entitlement is to be determined in accordance with the following formula:

$$DE = DA \times \frac{UH}{UI}$$

where:

DE is the Distribution Entitlement

DA is the Distributable Amount

UH is the aggregate of the Paid-up Proportion of each relevant unit holding of the Member at the close of business on the Distribution Calculation Date

UI is the aggregate Paid-up Proportion of Units on issue in the Trust at the close of business on the Distribution Calculation Date.

Distribution of Distribution Entitlement

11.4 (a) The Manager must pay to each Member its Distribution Entitlement on or before the Distribution Date.

(b) For the purpose of determining the entitlement to the Distribution Entitlement for a Distribution Period, the persons who are Member on the record date for that Distribution Period have an absolute, vested and indefeasible interest in the Distributable Amount of that Distribution Period.

(c) The Manager must retain from each Member's Distribution Entitlement all amounts which are necessary to avoid distributing a fraction of a cent or which the Manager determines it is not practical to distribute on a Distribution Date. Any sum so retained will for all purposes be treated as income for the next following Distribution Period.

(d) The Manager may retain from the amounts to be distributed to a Member an amount in or towards satisfaction of any amount payable by the Member to the Manager under this constitution or are required to be deducted by law.

Separate accounts

11.5 For any category or source of income the Manager may keep separate accounts and allocate the income from any category or source to any Member.

Reinvestment

11.6 The Manager may decide whether to permit or require the Members to reinvest some or all of any distribution to acquire Units.

11.7 If the Manager decides to permit or require reinvestment, it must notify Members of the procedure for reinvestment and any change in the procedure.

11.8 If reinvestment applies, the Manager is deemed to have received an application to reinvest the distribution after the deduction of any Tax which the Manager is required to deduct on the day upon which the distribution is paid.

Acquisition of identical number of Attached Securities

11.9 While Stapling applies no reinvestment may occur unless contemporaneously with the reinvestment in additional Units the Member subscribes for or purchases an identical number of Attached Securities which when issued or acquired (respectively) are then Stapled to the additional Units. The Manager may make provision for and make payment of the subscription or purchase price for such Attached Securities out of the distribution or income (as applicable) which is otherwise available for reinvestment.

Application Price while listed if reinvestment applies

11.10 If reinvestment applies, while the Units in the Trust are Listed the aggregate of the Application Price for each additional Unit and the application price for the Attached Securities upon reinvestment is the weighted average of all sales of Stapled Securities recorded on the ASX during the first 5 Trading Days following the end of the period to which the distribution relates (unless the Manager believes that this calculation does not provide a fair reflection of the market price of the Stapled Securities during this period in which event there shall be

Security as determined by an expert independent of the Manager whose identity and instructions will be determined by the Manager) less such discount, if any, not exceeding 10% as the Manager may determine. The allocation of the application price for a Stapled Security between the Application Price for each Unit and the application price for the Attached Securities is to be determined in accordance with clause 5.7. If the amount to be reinvested in additional Stapled Securities results in a fraction of a Stapled Security, the money representing the fraction will be held for future reinvestment in the Trust and the Stapled Entities at the next time that reinvestment is to occur, in such proportions as the Manager and the Stapled Entities may determine on behalf of the relevant Stapled Security Holder. If Stapling ceases to apply the Application Price for each Unit is to be calculated in the manner above but based on the sale price of the Units.

Money held for future reinvestment

11.11 Whenever under this constitution or by law money is held on behalf of a Member for future reinvestment the money so held may in the discretion of the Manager be aggregated and on each occasion on which the aggregated amount reaches the Application Price of a Unit and the application price of each Attached Security be applied in the subscription for a new Unit and new Attached Securities for issue to the Member.

Units issued on reinvestment

11.12 Units issued under clauses 11.6 to 11.10 inclusive are to participate fully for income in respect of the Distribution Period in which they are issued.

Position on transfer of Units

11.13 A person registered as a Member on a Distribution Calculation Date is to receive the Income Distribution for the distribution period notwithstanding a transfer or transmission of Units after the Distribution Calculation Date.

Position on transfer of Assets

11.14 The Manager may effect a distribution to Members by transferring Assets to all Members rather than paying in cash or issuing additional Units. If the Manager wishes to do so, it must effect the distribution to all Members in the same way. The Assets transferred to each Member must be of the same type, have the same rights and be fully paid. The Assets transferred may comprise solely a beneficial interest in tangible or intangible property. In each case, where Assets other than cash are to be transferred to Members (or a nominee on behalf of a Member), each Member authorises the Manager:

(a) to act as their agent to agree to obtain the Assets; and

(b) where the Assets comprise shares or an interest in shares or interests in a company or managed investment scheme, to agree to become a member of that company or managed investment scheme.

The Assets transferred, together with any cash paid, must be of equal

distribution (based on a valuation done within one month before the date of the proposed transfer). If the Manager requires, the costs involved in transfer of those Assets must be paid by the Member or deducted from the distribution due to the Member.

Classes

11.15 The rights of a Member under this clause 11 are subject to the rights, obligations and restrictions attaching to any particular Unit or the Class of Units which they hold.

Deductions from distributable income

11.16 The Manager may deduct from any distributable income or other distribution payable to a Member any sums of money presently payable by the Member to the Manager on account of an instalment due in respect of Units or otherwise.

Change in Tax Act

11.17 Notwithstanding clauses 11.3 and 11.4, if in any Financial Year the Manager in its capacity as trustee becomes taxable as if it were a company under the Tax Act:

(a) the Manager has complete discretion as to how much, if any, of:

(i) the Distributable Amount for that Financial Year; or

(ii) in years subsequent to that Financial Year, amounts which have not previously been distributed from prior Financial Years,

is to be distributed to Members on the Distribution Date.

(b) Each Member's Distribution Entitlement to the Distributable Amount (calculated in accordance with clause 11.17(a)) is to be determined in accordance with clause 11.3(b).

(c) The Manager must pay on or before the Distribution Date the Distribution Entitlement (determined in accordance with clause 11.17(b)) to the persons who are Members on the record date for that Distribution Period.

12 Payments

Manner of payment to Members

12.1 Money payable by the Manager to a Member may be paid in any manner the Manager decides.

Unpresented cheques

12.2 Cheques issued by the Manager that are not presented within 6 months may be cancelled. Where a cheque which is cancelled was drawn in favour of a Member, the money is to be held by the Manager for the Member or paid by the Manager in accordance with the legislation relating to unclaimed money unless the Manager in its discretion decides to reinvest the money in Units and, while Stapling applies, Attached Securities in which case clauses 11.6 to 11.10 will apply.

Unsuccessful transfers

12.3 Where the Manager attempts to make a payment to a Member by electronic transfer of funds or any other means and is unsuccessful, the money may be held for the Member as a non-interest bearing deposit until it is claimed or required to be dealt with in accordance with applicable laws relating to unclaimed moneys.

Fractions of cents

12.4 Only whole cents are to be paid, and any remaining fraction of a cent becomes an Asset.

Joint Members

12.5 A payment to any one of joint Members discharges the Manager in respect of the payment.

Tax and amounts owing

12.6 The Manager may deduct from any amount to be paid to a person who is or has been a Member, or received from a person who is or has been a Member:

(a) any amount of Tax (or an estimate of it); or

(b) any other amount owed by the Member to the Manager or any other person,

which the Manager is required or authorised to deduct in respect of that payment or receipt by law or by this constitution or which the Manager considers should be deducted.

13 Powers of the Manager

General powers

13.1 Subject to this constitution, the Manager has all the powers in respect of the Trust that it is possible under the law to confer on a trustee and as though it were the absolute owner of the Assets and acting in its personal capacity.

Contracting powers

13.2 Without limiting clause 13.1 and subject to its obligations under the Corporations Act (as modified by any ASIC relief), the Manager in its capacity as trustee of the Trust has power to borrow or raise money (whether or not on security) and to incur all types of obligations and liabilities including guarantees including without limitation, providing any guarantee, security, indemnities and undertakings in connection with the obligations and liabilities of any person, whether or not that person is a member of the Australand Property Group

Investment powers

13.3 Without limiting clause 13.1, the Manager in its capacity as trustee of the Trust may invest in, partition, dispose of or otherwise deal with property and rights in its absolute discretion. Without limiting any other provision of this constitution the Manager may:

(a) invest the Assets in cash and cash equivalents, interests, securities or other instruments issued by a Stapled Entity or by

Securities) or any other person whether or not that person is a member of the Australand Property Group;

(b) make loans to or provide any other financial accommodation to any person whether or not that person is a member of the Australand Property Group; and

(c) enter into hedging contracts in connection with any actual or prospective investment of the Trust or any borrowing by the Trust.

Power of delegation

13.4 The Manager may authorise any person to act as its power of attorney, agent or delegate (in the case of a joint appointment, jointly and severally) to hold any Asset or title to any Asset, perform any act or exercise any discretion within the Manager's power, including the power to appoint in turn its own agent or delegate.

13.5 The general power of delegation granted under clause 13.4 includes the Manager's power to appoint an agent or delegate to perform property management duties including the power to appoint in turn its own agent or delegate.

13.6 The Manager may include in the authorisation provisions to protect and assist those dealing with the agent or delegate as the Manager thinks fit.

13.7 The agent or delegate may be an associate of the Manager.

Exercise of discretion

13.8 The Manager may in its absolute discretion decide how and when to exercise its powers.

Underwriting

13.9 The Manager may engage any person to underwrite the subscription or purchase of Units or Options on such terms as the Manager determines. Unless the agreement between the Manager and the underwriter expressly states the contrary intention, the underwriter will not be an agent or delegate of the Manager.

Registration of the Trust

13.10 Without limiting the effect of clause 13.1, the Manager may in its capacity as trustee of the Trust apply for registration of the Trust as a registered scheme and for this purpose the Manager is authorised on its own behalf and on behalf of each Member to do all things necessary to effect registration.

Timing of Listing of the Trust

13.11 The Manager may apply for the Trust to be Listed and Units to be Officially Quoted, including as Stapled Securities, and for this purpose the Manager is authorised on its own behalf and on behalf of each Member to do all things necessary to effect a Listing.

Power to unstaple Units

13.12 If Units comprise part of Stapled Securities, subject to the

Listing Rules and approval by Resolution, the Manager may at any time apply to have the Units unstapled from the other Attached Securities or the Stapled Securities unstapled and, if the Stapled Securities are Officially Quoted, removed from quotation.

Power to staple additional Securities

13.13 The Manager may, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules, cause the Stapling of any other security or securities to the Units.

14 Retirement of Manager

Voluntary retirement

14.1 The Manager may retire as permitted by law.

Compulsory retirement

14.2 The Manager must retire when required by law.

New Manager

14.3 Any proposed replacement manager must execute a deed by which it covenants to be bound by this constitution as if it had originally been a party to it.

Release

14.4 When it retires or is removed, the Manager is released from all obligations in relation to the Trust arising after the time it retires or is removed.

15 Notices to Members

15.1 Subject to the Corporations Act (if relevant), a notice or other communication required under this constitution to be given to a Member must be:

(a) given in writing (which includes a facsimile) or in such other manner as the Manager determines; and

(b) delivered or sent to the Member at the Member's physical address last advised to the Manager or, if the Manager determines, to the electronic address or facsimile number last advised to the Manager.

15.2 A cheque payable to a Member or a person authorised in writing by the Member may be:

(a) posted to the Member's physical address; or

(b) handed to the Member or a person authorised in writing (including by facsimile) by the Member; or

(c) delivered to the Member in such other manner as agreed by the Manager.

15.3 In the case of joint Members, the physical address, electronic address

electronic address or facsimile number of the Member first named in the Register.

15.4 Subject to the Corporations Act, a notice, cheque or other communication sent by post is taken to be received on the day after it is posted and a facsimile is taken to be received immediately upon receipt by the transmitter of confirmation of transmission from the receiving facsimile machine. Proof of actual receipt is not required. The Manager may determine the time at which other forms of communication will be taken to be received.

16 Notices to the Manager

16.1 A notice required under this constitution to be given to the Manager must be given in writing (which includes a facsimile), or in such other manner as the Manager determines. A written notice given to the Manager must be legible.

16.2 The notice is effective only at the time of receipt unless the Manager determines another time at which a form of communication is taken to be received.

16.3 The notice must bear the actual, facsimile or electronic signature of the Member or a duly authorised officer or representative of the Member unless the Manager dispenses with this requirement.

17 Meetings of Members

Convening of meetings

17.1 The Manager may at any time convene a meeting of Members or of a Class of Members, and must do so if required by the Corporations Act.

Manager may determine

17.2 Subject to this clause 17, the Manager may determine the time and place at which a meeting of Members will be convened and the manner in which the meeting will be conducted.

Notice

17.3 A meeting of Members or a Class of Members must be convened by notice in writing sent to every Member entitled to attend and vote. The notice of meeting need not set out the terms of any resolution.

Non-receipt

17.4 If a Member does not receive a notice (including if notice was accidentally omitted to be given to them), the meeting is not invalidated.

Quorum

17.5 The quorum for a meeting of Members is at least 2 Members present in person or by representative or proxy holding or representing the holders of at least 10% of the Units on issue unless the Trust has only one Member who may vote on a Resolution, in which case that one Member constitutes a quorum.

No quorum

17.6 If a quorum is not present within 15 minutes after the scheduled time for the meeting, the meeting is:

(a) if convened on the requisition of Members - dissolved; or

(b) otherwise - adjourned to such place and time as the Manager decides.

At any adjourned meeting, those Members present in person or by proxy constitute a quorum. If a quorum is not present within 15 minutes after the time appointed for the adjourned meeting, the meeting is dissolved.

Chairman

17.7 Subject to the Corporations Act, the Manager may appoint a person to chair a meeting of Members.

17.8 The chairman of a meeting of Members:

(a) has charge of the general conduct of the meeting and of the procedures to be adopted at the meeting;

(b) may require the adoption of any procedure which is in the chairman's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the general meeting; and

(c) may, having regard where necessary to the Corporations Act, terminate discussion or debate on any matter whenever the chairman considers it necessary or desirable for the proper conduct of the meeting,

and a decision of the chairman on any matter relating to the conduct of the meeting is final.

Postponement or cancellation

17.9 The chairman has power to cancel a meeting or postpone a meeting for any reason to such place and time as the chairman thinks fit.

Notice of Cancellation or postponement of meeting

17.10 Notice of cancellation or postponement of a meeting of Members must state the reason for cancellation or postponement and be given:

(a) to each Member individually; and

(b) to each other person entitled to be given notice of a meeting of Members under the Corporations Act.

Contents of notice or postponement of meeting

17.11 A notice of postponement of a meeting of Members must specify:

(a) the postponed date and time for the holding of the meeting;

(b) a place for the holding of the meeting which may be either the same as or different from the place specified in the notice convening the meeting; and

(c) if the meeting is to be held in two or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

Number of clear days for postponement of meeting

17.12 The number of clear days from the giving of a notice postponing the holding of a meeting of Members to the date specified in that notice for the holding of the postponed meeting must not be less than the number of clear days notice of the general meeting required to be given by this constitution or the Corporations Act.

Business at postponed meeting

17.13 The only business that may be transacted at a meeting of Members the holding of which is postponed is the business specified in the notice convening the meeting.

Proxy, attorney or representative at postponed meeting

17.14 Where:

(a) by the terms of an instrument appointing a proxy or attorney or of an appointment of a representative, a proxy or an attorney or a representative is authorised to attend and vote at a meeting of Members to be held on a specified date or at a meeting of Members to be held on or before a specified date; and

(b) the date for holding the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of representative,

then, by force of this clause, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of a representative unless the Member appointing the proxy, attorney or representative gives to the Manager notice in writing to the contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

Proxies and voting

17.15 The provisions of the Corporations Act governing proxies and voting for meetings of members of registered schemes apply to the Trust.

Proxies containing some of the required information

17.16 The Manager may determine that an appointment of a proxy is valid even if it contains only some of the information required under the Corporations Act.

Adjournment

17.17 The chairman of a meeting of Members may at any time during the meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and any place.

In exercising this discretion, the chairman may, but need not, seek the approval of the Members present. Unless required by the chairman, no vote may be taken or demanded by the Members present in respect of any adjournment.

Only unfinished business is to be transacted at a meeting resumed after an adjournment.

Notice of adjourned meeting

17.18 It is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting unless a meeting is adjourned for one month or more. In that case, notice of the adjourned meeting must be given as in the case of an original meeting.

Demand for a poll

17.19 A poll may be demanded by at least 5 Members entitled to vote on the resolution, Members with at least 5% of the votes that may be cast on the resolution on a poll or by the chairman. A demand for a poll does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

Declaration of poll

17.20 Unless a poll is properly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Trust, is conclusive evidence of the fact. Neither the chairman nor the minutes need state and it is not necessary to prove the number or proportion of the votes recorded in favour of or against the resolution.

Questions decided by majority

17.21 Subject to the requirements of the Corporations Act, a resolution is taken to be carried if a simple majority of the votes cast on the resolution are in favour of it.

Poll

17.22 If a poll is properly demanded, it must be taken in the manner and at the date and time directed by the chairman and the result of the poll is the resolution of the meeting at which the poll was demanded.

A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately.

A demand for a poll may be withdrawn.

Equality of votes - no casting vote for chairman

17.23 If there is an equality of votes, either on a show of hands or on a poll, the chairman of the meeting is not entitled to a casting vote in addition to any votes to which the chairman is entitled as a Member or proxy or attorney or representative.

Joint Unitholders' vote

17.24 If a Unit is held jointly and more than one Member votes in respect of that Unit, only the vote of the Member whose name appears first in the Register counts.

Vote of Member of unsound mind

17.25 If a Member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, then the Member's committee or trustee or any other person

who properly has the management of the Member's estate may exercise any rights of the Member in relation to a meeting of Members as if the committee, trustee or other person were the Member.

Objection to voting qualification

17.26 An objection to the right of a person to attend or vote at the meeting or adjourned meeting:

(a) may not be raised except at that meeting or adjourned meeting; and

(b) must be referred to the chairman of the meeting, whose decision is final.

A vote not disallowed under the objection is valid for all purposes.

Validity of vote in certain circumstances

17.27 A vote cast by a person as a proxy, attorney or representative is valid even if:

(a) the previous revocation of that person's authority by the death of the holder of the Units in respect of which the vote is cast or otherwise; or

(b) the execution of a transfer of those Units by that holder,

unless a notice in writing of the revocation or transfer has been received by the Manager or by the chairman of the meeting before the vote is cast.

Resolutions binding

17.28 A Resolution by:

(a) Members binds all Members; or

(b) Members of a Class, binds all Members of that Class,

whether or not they voted or were present at the meeting.

17.29 No objection may be made to any vote cast unless the objection is made at the meeting.

Minutes

17.30 The minutes of a meeting of Members or Members of a Class signed by the chair of the meeting are conclusive evidence of the matters stated in them unless the contrary is proved.

Proxy form while Stapling applies

17.31 While Stapling applies, subject to the Corporations Act, the form of proxy used may be the same form as the Member uses to appoint a proxy to vote on their behalf in respect of the Attached Securities which they hold.

Meetings by technology

17.32 A meeting of Members or any class of Members may be held by means of such telephone, electronic or other communication facilities as permit all persons in the meeting to communicate with each other

simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

Other attendees

17.33 While Stapling applies, the Manager, the auditor of the Trust and the representatives of each Stapled Entity may attend and speak at any meeting, or invite any other person to attend and speak.

Joint meetings

17.34 While Stapling applies, meetings of Members may be held in conjunction with meetings of the holders of Attached Securities and, subject to the Corporations Act, the Manager may make such rules for the conduct of such meetings as the Manager determines.

Meetings of Option holders

17.35 If any separate meeting of Option holders is required to be held the foregoing provisions of this clause 16 will apply with any necessary amendments.

18 Rights and liabilities of Manager

Holding Units

18.1 The Manager and its associates may hold Units or Options in the Trust in any capacity.

Other capacities

18.2 Subject to the Corporations Act (to the extent relevant), nothing in this constitution restricts the Manager (and its associates) from:

(a) dealing with itself (whether in its personal capacity, as trustee of the Trust, as trustee of another trust or in another capacity), any Stapled Entity where the Stapled Entity is a company or the responsible entity of a Stapled Entity where the Stapled Entity is a managed investment scheme, an associate, any Member or with any other person;

(b) being interested in any contract or transaction with itself (whether in its personal capacity, as trustee of the Trust, as trustee of another trust or in another capacity), any Stapled Entity where the Stapled Entity is a company or the responsible entity of a Stapled Entity where the Stapled Entity is a managed investment scheme, an associate, any Member or with any other person or retaining for its own benefit or for the benefit of the beneficiaries of another trust any profits or benefits derived from any such contract or transaction; or

(c) acting in the same or a similar capacity in relation to any other managed investment scheme,

("**Permitted Actions**") and the Manager is expressly authorised and empowered to engage in the Permitted Actions.

Manager may rely

18.3 The Manager may take and may act upon:

(a) the opinion or advice of counsel or solicitors, whether or not instructed by the Manager, in relation to the interpretation of this constitution or any other document (whether statutory or otherwise) or generally in connection with the Trust;

(b) advice, opinions, statements or information from any bankers, accountants, auditors, valuers and other persons consulted by the Manager who are in each case believed by the Manager in good faith to be expert in relation to the matters upon which they are consulted;

(c) a document which the Manager believes in good faith to be the original or a copy of an appointment by a Member of a person to act as their agent for any purpose connected with the Trust; and

(d) any other document provided to the Manager in connection with the Trust upon which it is reasonable for the Manager to rely;

and the Manager will not be liable for anything done, suffered or omitted by it in good faith in reliance upon such opinion, advice, statement, information or document.

Manager's duties in relation to Stapling

18.4 Notwithstanding any other provision of this constitution, or any rule of law or equity to the contrary, in exercising any power or discretion conferred on it, the Manager may, subject to the Corporations Act, while Stapling applies, have regard to the interests of the Members of the Trust and the members of the Stapled Entities as a whole and not only to the interests of the Members of the Trust alone.

19 Limitation of liability and indemnity in favour of Manager

Limitation on Manager's liability

19.1 Subject to the Corporations Act, if the Manager acts in good faith and without gross negligence it is not liable in contract, tort or otherwise to Members for any loss suffered in any way relating to the Trust.

19.2 Subject to the Corporations Act, the liability of the Manager to any person other than a Member in respect of the Trust (including any contracts entered into as trustee of the Trust or in relation to any Assets) is limited to the Manager's ability to be indemnified from the Assets.

Indemnity in favour of Manager

19.3 The Manager is entitled to be indemnified out of the Assets for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust.

19.4 To the extent permitted by the Corporations Act, the indemnity under clause 19.3 includes any liability incurred by the Manager as a result of any act or omission of a delegate or agent appointed by the Manager.

19.5 This indemnity is in addition to any indemnity allowed by law. It continues to apply after the Manager retires or is removed as trustee of the Trust.

20 Liability of Members

Liability limited

20.1 Subject to clauses 20.3 and 20.5, the liability of a Member is limited to the amount if any which remains unpaid in relation to the Member's subscription for their Units.

20.2 A Member need not indemnify the Manager if there is a deficiency in the Assets or meet the claim of any creditor of the Manager in respect of the Trust.

20.3 The Manager is entitled to be indemnified by a Member or former Member to the extent that the Manager incurs any liability for Tax or User Pays Fees as a result of:

(a) the Member's or former Member's action or inaction;

(b) any act or omission requested by the Member or former Member; or

(c) any other matter arising in connection with Units held by the Member or former Member.

20.4 Joint Members and former joint Members are jointly and severally liable in respect of all payments including payments of Tax or User Pays Fees to which clause 20.3 applies.

Recourse

20.5 In the absence of a separate agreement with a Member in this regard, the recourse of the Manager and any creditor is limited to the Assets. A Member need not indemnify the Manager if there is a deficiency in the Assets or meet the claim of any creditor of the Manager in respect of the Trust.

Restrictions on Members

20.6 A Member:

(a) must not interfere with any rights or powers of the Manager under this constitution;

(b) must not exercise a right in respect of an Asset or lodge a caveat or other notice affecting an Asset or otherwise claim any interest in an Asset; or

(c) may not require an Asset to be transferred to the Member.

21 Remuneration and expenses of Manager

Application fee

21.1 Subject to the Corporations Act, the Manager is entitled to be paid by the applicant in respect of each application for Units in the Trust which

it accepts to a fee of 2% of the application money. When calculating the number of Units to be issued, the application fee must first be deducted from the value of the application money or property.

Management Fee

21.2 Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a management fee equal to the Manager's reasonable estimate of its costs, including all overheads and whether incurred directly by the Manager or reimbursed by the Manager to any of its related bodies corporate, in providing its services as Manager for which it is not otherwise reimbursed pursuant to clause 21.5. This fee is to be payable from time to time upon demand by the Manager. The Manager may make a demand for payment for all or part of the fee at any time if it has incurred costs whether or not it has paid those costs. The entitlement to this fee commences from the Stapling Commencement Date and continues to the date of final distribution in accordance with clause 23.3. The Manager must produce a statement within 1 month from the end of each Quarter setting out the management fee for the Quarter and any amount remaining unpaid.

Acquisition fee

21.3 Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a fee equal to 1.5% of the acquisition price of properties acquired by the Trust, either by direct purchase or indirectly through an acquisition of units or other interests in a trust.

Waiver or deferral of fees

21.4 The Manager may accept lower fees than it is entitled to receive under this constitution, or may defer payment for any period. Where payment is deferred, the fee accrues daily until paid.

Expenses

21.5 All expenses incurred by the Manager in relation to the proper performance of its duties in respect of the Trust are payable or reimburseable out of the Assets to the extent that such reimbursement is not prohibited by the Corporations Act. This includes, without limitation, expenses connected with:

(a) this constitution and the formation of the Trust;

(b) the preparation, review, distribution and promotion of any prospectus or offering memorandum in respect of Units and/or Stapled Securities or other promotion of the Trust or the Stapled Entities;

(c) the acquisition, disposal, insurance, custody and any other dealing with Assets;

(d) analysis or investigations of any potential or proposed acquisition, disposal or other dealing with an investment;

(e) having the Trust credit rated;

(f) the administration or management of the Trust or its Assets and Liabilities, including expenses in connection with the Register;

(g) the admission of the Trust to the official list of ASX, the Official Quotation of Units or Stapled Securities and compliance with the Listing Rules;

(h) underwriting of any subscription or purchase of Units and/or Stapled Securities, including underwriting fees, handling fees, costs and expenses, amounts payable under indemnity or reimbursement provisions in the underwriting agreement and any amounts becoming payable in respect of any breach (other than for negligence, fraud or breach of duty) by the Manager of its obligations, representations or warranties under any such underwriting agreement;

(i) convening and holding meetings of Members, the implementation of any Resolutions and communications with Members and attending any meetings of Stapled Entities;

(j) Tax (including any amount charged by a supplier of goods or services or both to the Manager by way or as a reimbursement for GST);

(k) financial institution fees;

(l) the engagement of agents, valuers, contractors and advisers (including legal advisers) whether or not the agents, valuers, contractors or advisers are associates of the Manager;

(m) preparation and audit of the taxation returns and accounts of the Trust;

(n) termination of the Trust and the retirement or removal of the Manager and the appointment of a replacement;

(o) any court proceedings, arbitration or other dispute including proceedings against the Manager, except to the extent that the Manager is found by a court to be in breach of trust or to have been grossly negligent, in which case any expenses paid or reimbursed under this clause 21.5(o) must be repaid;

(p) the compliance committee established by the Manager in connection with the Trust (if any), including any fees paid to or insurance premiums in respect of compliance committee members;

(q) while there is no compliance committee and the Trust is a Registered Scheme, any costs and expenses associated with the board of directors of the Manager carrying out the functions which would otherwise be carried out by a compliance committee, including any fees paid to or insurance premiums in respect of external directors appointed to satisfy the requirements of Chapter 5C of the Corporations Act;

(r) the preparation, implementation, amendment and audit of the compliance plan; and

(s) complying with any law, and any request or requirement of the ASIC.

In this clause 21.5, the term "expenses" includes:

(i) internal expenses of the Manager incurred in connection with the matters referred to in this clause 21.5 including costs of appointing and maintaining staff in connection with those matters); and

(ii) amounts paid by the Manager to related bodies corporate for services provided to the Manager in connection with the Trust where the expenses referable to such service would have been reimburseable under this clause 21.5 had they been incurred by the Manager.

GST

21.6 The User Pays Fees and the fees payable to the Manager under this constitution do not include any amount referable to GST. If the Manager is or becomes liable to pay GST in respect of any supply under or in connection with this deed (including, without limitation, the supply of any goods, services, rights, benefits or things), then, in addition to any fee or other amount or consideration payable to the Manager in respect of the supply, the Manager is entitled to be paid an additional amount on account of GST, such amount to be calculated by multiplying the fee, amount or consideration for the part of the supply which is a taxable supply for GST purposes by the prevailing rate of GST, and the Manager shall be entitled to be reimbursed or indemnified for such amount of GST out of the Assets.

Sums owed to the Manager

21.7 The Manager may redeem some or all of the Units held by a Member to satisfy any amount of money due to it by the Member.

22 Duration of the Trust

Initial settlement

22.1 The Trust commences when the Manager's nominee subscribes $100 for Units in the Trust. The Manager's nominee must be issued with 100 Units in return for that payment.

Termination

22.2 The Trust terminates on the earliest of:

(a) [deleted];

(b) the date specified by the Manager as the date of termination of the Trust in a notice given to Members; and

(c) the date on which the Trust terminates in accordance with another provision of this constitution or by law.

22.3 Notwithstanding clause 22.2 of this constitution, if at any time legislation is enacted the result of which is that the Manager is liable to pay any income tax or capital gains tax (other than withholding tax or tax of a similar nature) on the income of the Trust other than income not distributed to Members, the Manager may summon a meeting of

the Members to consider winding up the Trust and if by special resolution the meeting so decides, the Trust shall be wound up.

23 Procedure on termination

Realisation of Assets

23.1 Following termination, the Manager must realise the Assets. This must be completed in 180 days if practical and in any event as soon as possible after that.

Audit of winding up

23.2 If and to the extent that ASIC policy so requires, the Manager must arrange for independent review or audit of the final accounts of the Trust by a registered company auditor.

Distribution following termination

23.3 The net proceeds of realisation, after making allowance for all Liabilities of the Trust (actual and anticipated), meeting the expenses (including anticipated expenses) of the termination and satisfying Income Distributions, must be distributed, subject to the rights, obligations and restrictions attaching to any particular Units or Classes pro rata to Members according to the number of Units they hold. For the purposes of this clause 23.3, a Partly Paid Unit must be treated as a fraction of a Unit of which the numerator is the amount paid-up in respect of the Unit and of which the denominator is the total Application Price for that Unit, rounded on such basis as the Manager determines.

The Manager may distribute proceeds of realisation in instalments.

23.4 Subject to the Corporations Act (if relevant), the provisions of this constitution continue to apply from the date of termination until the date of final distribution under clause 23.3, but during that period the Manager may not accept any applications for Units from a person who is not an existing Member.

24 Amendments to this constitution

Manager may amend

24.1 Subject to the Corporations Act (if relevant), the Manager may by deed amend this constitution. Except for any period whilst this Trust is a Registered Scheme, amendment may only be made with the consent of the Members.

Statutory requirements

24.2 If the Corporations Act or any ASIC Relief requires that this constitution contain certain provisions, then those provisions:

(a) are deemed to be incorporated into this constitution at all times at which, and to the extent to which, they are required to be included; and

(b) prevail over any other provisions of this constitution to the extent of any inconsistency.

Listing Rules

24.3 While the Units are Officially Quoted:

(a) notwithstanding anything contained in this constitution, if the Listing Rules prohibit an act being done, the act shall not be done;

(b) nothing contained in this constitution prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this constitution to contain a provision and it does not contain such a provision, this constitution is deemed to contain that provision;

(e) if the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution is deemed not to contain that provision; and

(f) if any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution is deemed not to contain that provision to the extent of the inconsistency.

24.4 In accordance with ASIC class order 98/1808 or its equivalent and for so long as it applies to the Trust, a change in the text of this constitution because of the operation of clause 24.3 is not a modification of, or the repeal and replacement of, the constitution for the purposes of sub-sections 601GC(1) and (2) of the Corporations Act.

25 Compliance committee

If any Compliance Committee Member incurs a liability in that capacity in good faith, the Compliance Committee Member is entitled to be indemnified out of the Assets in respect of that liability to the extent permitted by the Corporations Act.

26 Complaints

If and for so long as the Corporations Act (if relevant) or ASIC policy requires, if a Member submits to the Manager a complaint alleging that the Member has been adversely affected by the Manager's conduct in its management or administration of the Trust, the Manager:

(a) must, if the complaint is in writing, acknowledge in writing receipt of the complaint as soon as practicable and in any event within 14 days from receipt;

(b) must ensure that the complaint receives proper consideration resulting in a determination by a person or body designated by the Manager as appropriate to handle complaints;

(c) must act in good faith to deal with the complaint by endeavouring to correct any error which is capable of being corrected without affecting the rights of third parties;

(d) may in its discretion give any of the following remedies to the complainant:

(i) information and explanation regarding the circumstances giving rise to the complaint;

(ii) an apology; or

(iii) compensation for loss incurred by the Member as a direct result of the breach (if any); and

(e) must communicate to the complainant as soon as practicable and in any event not more than 90 days after receipt by the Manager of the complaint:

(i) the determination in relation to the complaint;

(ii) the remedies (if any) available to the Member; and

(iii) information regarding any further avenue for complaint.

27 Small holdings

Divestment Notice

27.1 If the Manager determines that a Member is a Small Holder the Manager may give the Member a Divestment Notice to notify the Member:

(a) that the Member is a Small Holder, the number of Units making up and the Market Value of the Small Holding and the date on which the Market Value was determined;

(b) that the Manager intends to sell the Relevant Units in accordance with this article after the end of the Relevant Period specified in the Divestment Notice;

(c) after the end of the Relevant Period the Manager may for the purpose of selling the Relevant Units that are in a CHESS Holding initiate a Holding Adjustment to move those Units from that CHESS Holding to an Issuer Sponsored Holding or Certificated Holding.

If the SCH Business Rules apply to the Relevant Units, the Divestment Notice must comply with the SCH Business Rules.

Relevant Period

27.2 The Relevant Period must be at least seven days from the date the Divestment Notice was given.

Company can sell Relevant Units

27.3 At the end of the Relevant Period the Manager is entitled to sell on-market or in any other way determined by the Manager the Relevant Units of a Member who is a Small Holder.

No obligation to sell

27.4 The Manager is not bound to sell any Relevant Units which it is entitled to sell under this clause 27 but unless the Relevant Units are sold within 6 weeks after the end of the Relevant Period the Manager's right to sell the Relevant Units under the Divestment Notice relating to those Units lapses and it must notify the Member to whom the Divestment Notice was given accordingly.

Company as Member's attorney

27.5 To effect the sale and transfer by the Manager of Relevant Units of a Member, the Member appoints the Manager and each Director and Secretary jointly and severally as the Member's attorney in the Member's name and on the Member's behalf to do all acts and things which the Manager considers necessary or appropriate to effect the sale or transfer of the Relevant Units and, in particular:

(a) to initiate a Holding Adjustment to move the Relevant Units from a CHESS Holding to an Issuer Sponsored Holding or a Certificated Holding; and

(b) to execute on behalf of the Member all deeds, instruments or other documents necessary to transfer the Relevant Units and to deliver any such deeds, instruments or other documents to the purchaser.

Conclusive evidence

27.6 A statement in writing by or on behalf of the Manager under this clause 27 is binding on and conclusive against (in the absence of manifest error) a Member. In particular, a statement that the Relevant Units specified in the statement have been sold in accordance with this clause 27 is conclusive against all persons claiming to be entitled to the Relevant Units and discharges the purchaser from all liability in respect of the Relevant Units.

Registering the purchaser

27.7 The Manager must register the purchaser of Relevant Units as the holder of the Relevant Units transferred to the purchaser under this clause. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Units transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Manager under this clause 27.

Payment of proceeds

27.8 Subject to clause 27.9, where:

(a) Relevant Units of a Member are sold by the Manager on behalf of the Member under this clause; and

(b) the certificate for the Relevant Units (unless the Manager is satisfied that the certificate has been lost or destroyed or the

Relevant Units are uncertificated securities) has been received by the Manager,

the Manager must, within 60 days of the completion of the sale, send the proceeds of sale to the Member entitled to those proceeds by sending a cheque payable to the Member through the post to the address of the Member shown in the Register, or in the case of joint holders, to the address shown in the Register as the address of the Member whose name first appears in the Register. Payment of any money under this clause is at the risk of the Member to whom it is sent.

Costs

27.9 The Manager is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Manager. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the Member) payable by the Manager in connection with the sale and transfer of the Relevant Units.

Remedy limited to damages

27.10 The remedy of a Member to whom this clause applies, in respect of the sale of the Relevant Units of that Member is expressly limited to a right of action in damages against the Manager to the exclusion of any other right, remedy or relief against any other person.

Dividends and voting suspended

27.11 Unless the Manager determines otherwise, the rights to receive payment of distributions and to vote attached to the Relevant Units of that Member are suspended until the Relevant Units are transferred to a new holder or that Member ceases to be a Small Holder. Any distributions that would, but for this clause 27.11, have been paid to that Member must be held by the Manager and paid to that Member within 60 days after the earlier of the date the Relevant Units of that Member are transferred and the date that the Relevant Units of that Member cease to be subject to a Divestment Notice.

12 month limit

27.12 If it is a requirement of the Listing Rules, the Manager must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by clause 27.13).

Effect of takeover bid

27.13 From the date of the announcement of a takeover bid for the Units until the close of the offers made under the takeover bid, the Manager's powers under this clause to sell Relevant Units of a Member cease. After the close of the offers under the takeover bid, the Manager may give a Divestment Notice to a Member who is a Small Holder, despite clause 27.12 and the fact that it may be less than 12 months since the Manager gave a Divestment Notice to that Member.

While Stapling applies

27.14 While Stapling applies, no redemption or sale under this clause 27 may occur unless, at the same time as Units are redeemed or sold, an identical number of Attached Securities are also redeemed or sold.

28 Stapling

Paramountcy of Stapling provisions

28.1 Subject to clauses 24.2 and 24.3, the provisions of this constitution relating to Stapling prevail over all other provisions of this constitution including any that are expressed to prevail over others, except where this would result in a breach of the Corporations Act, the Listing Rules (if the Listing Rules apply) or any other law.

Maintenance of Listing and Consistency with Constitutions of the Stapled Entities

28.2 The Manager must use every reasonable endeavour to procure that if the Stapled Securities are and continue to be Listed as one joint security, that the Stapled Securities are dealt with under this constitution in a manner consistent with the provisions relating to the Attached Securities in the constitutions of the Stapled Entities.

Stapling - general information

28.3 The Units (other than APG Held Units) are intended to be stapled to the Attached Securities in the ratio of one Unit to one of each category of the Attached Securities as from the Stapling Commencement Date. The intention is that, so far as the law permits, a Unit (other than an APG Held Unit) and one of each category of the Attached Securities which are Stapled together shall be treated as one security. If further Attached Securities are from time to time Stapled to the Units, or if Attached Securities are unstapled from the Units, the intention is that, so far as the law permits, a Unit (other than an APG Held Unit) and one of each category of the Attached Securities which are Stapled together shall be treated as one Security. This clause 28.3 does not prevent the Stapled Company, the APT Manager or any of their controlled entities or nominees from holding Units which are not subject to Stapling.

28A Restructure

Implementation of Proposal

28A.1 At any time upon and after the Effective Date, the Manager has power to do all things which it considers are necessary, desirable or reasonably incidental to give effect to the Proposal in accordance with the Implementation Deed.

Express powers of Manager

28A.2 Without limiting clause 28A.1 but subject to clause 28A.3 and despite any other provision in this constitution, the Manager has power:

(a) on the Implementation Date, to subdivide all the Units in the ratio of each pre-conversion Unit being converted into the Subdivision Number of post-conversion Units and, if as a result of that conversion, the number of post-conversion Units held by a Member is not a whole number, then that Member must be registered in respect of the whole number of post-conversion Units above the number which that Member would otherwise hold;

(b) on receipt of:

(i) a subscription form from either the APT Manager or the Stapled Company on behalf of each APG Securityholder for the allotment and issue of one post-conversion Unit for each APG Stapled Security held by that APG Securityholder on the Stapling Record Date at the Unit Price for each Unit;

(ii) together with a cheque for the total application money for the Units referred to in sub-paragraph (i),

to issue to each APG Securityholder the number of post-conversion Units requested in the application under sub-paragraph (i) and record the issue of those Units in the Register;

(c) after Registration of the issues of Units referred to in paragraph (b):

(i) execute as agent and attorney for each Relevant Member a request to redeem all Redemption Units held by each Relevant Member in accordance with the Implementation Deed; and

(ii) record the redemption of the Redemption Units in the Register and pay the Redemption Proceeds to each Relevant Member in accordance with the Implementation Deed;

(d) to issue to Members new holding statements or other evidence of entitlement in respect of Units of which the Member is the registered holder after the Proposal is implemented and, in the alternative, to issue or cooperate in the issuing of a single holding statement reflecting the Member's holding of Units and Attached Securities; and

(e) to execute all documents and do all things which it considers necessary, desirable or reasonably incidental to give effect to the Proposal and to appoint any individual or individuals of its choosing to execute any such documents or do any such things.

Appointment as agent and attorney for Members

28A.3 At all times on and after the Effective Date, the Manager is irrevocably appointed the agent and attorney for each Member to do all things which the Manager considers are necessary, desirable or reasonably incidental to give effect to the Proposal.

28A.4 Without limiting clause 28A.3, the Manager is irrevocably appointed as the agent and attorney of each Member to execute a redemption request (which may be a master redemption request) in respect of the Redemption Units.

28A.5 The Manager is authorised to execute the documents and do all things under clauses 28A.2 and 28A.3 without needing further authority or approval from Members and may do so even if it has an interest in the outcome of such exercise.

Relevant Member's entitlements on redemption

28A.6 Despite any other provision of this constitution, upon redemption of each Relevant Member's Redemption Units pursuant to this clause 28A.6, each Relevant Member will receive in full and final settlement of all rights and entitlements to capital or income of the Trust only the Redemption Proceeds for such redemption, and without limitation, no Relevant Member will be entitled to any other or further consideration consequent upon such redemption, or any other payments or distributions of capital or income from the Trust with respect to any period.

Manager's limitation of liability

28A.7 Without derogating from any limitation of the Manager's liability in terms of this constitution, the Manager has no liability to Members of any nature whatsoever beyond the Assets whether arising, directly or indirectly, from the Manager doing or refraining from doing any act (including the execution of any document) in exercising its powers pursuant to this clause 28A in connection with the implementation of the Proposal in accordance with the Implementation Deed.

Options

28A.8 The Manager must issue Units on exercise of an APG Option in accordance with the Implementation Deed. The Application Price of a Unit issued under this clause 28A.8 is 8.50% of the exercise price of the APG Option at the date of exercise of that APG Option.

Definitions

28A.9 In this clause 28A, the following words and expressions have these meanings unless the contrary intention clearly appears:

APG Option means an option granted to a director or employee of the Stapled Company, by the Stapled Company to acquire a Stapled Share and by the APT Manager to acquire an APT Unit.

APG Securityholder means the holder of an APG Stapled Security.

APG Stapled Security means a share in the Stapled Company and a unit in APT which are Stapled.

AWPT5 Manager means Australand Wholesale Investments Limited (ABN 12 086 673 092) in its capacity as responsible entity of AWPT5.

Effective Date means the Effective Date as that term is defined in the Implementation Deed.

Implementation Date means the Implementation Date as that term is defined in the Implementation Deed.

Implementation Deed means the deed made between the Manager, the AWPT5 Manager, the APT Manager and the Stapled Company dated 27 July 2005, as amended.

Proposal means the transactions contemplated and described in the Implementation Deed.

Redemption Price means the following amount (rounded to five decimal places):

$$RP = \frac{\$1.17100 + (\$0.00045 \times X)}{SN}$$

Where:

RP = Redemption Price

X = the number of days from and including 1 October 2005 to but excluding the date of despatch of cheques in payment for the redemption of the Units under this clause 28A

SN = the Subdivision Number

Redemption Proceeds in respect of a Relevant Member, means the number of Redemption Units held by the Relevant Member multiplied by the Redemption Price, with the total amount rounded down to the nearest whole cent.

Redemption Units means all post-conversion Units held by Relevant Members on issue at 5.00 pm (Sydney time) on the Stapling Record Date.

Relevant Member means a Member, excluding those issued Units under this clause 28A and those holding APG Held Units, listed on the Register as the holder of a Unit at 5.00 pm (Sydney time) on the Stapling Record Date and includes persons jointly listed.

Stapling Record Date means 7.00 pm (Sydney time) on the fifth ASX Business Day following the Effective Date or such other time agreed before that date between the Manager, the APT Manager, the AWPT4 Manager and the Stapled Company and permitted by ASX.

Subdivision Number means the number determined as follows (rounded to four decimal places):

$$SN = \frac{Z}{X - Y}$$

Where:

SN = Subdivision Number

X = Number of Units on issue on the Stapling Record Date

Y = Number of APG Held Units on the Stapling Record Date

Z = Number of APG Stapled Securities on issue on the Stapling Record Date

Unit Price means $0.14746.

29 Interpretation

Definitions

29.1 In this constitution these words and phrases have the following meaning unless the contrary intention appears:

APG Held Units: Units held by or on behalf of the Stapled Company, the APT Manager or any of their controlled entities.

Application Price: the Unit price calculated in accordance with clause 5.

APT: Australand Property Trust (ARSN 90 105 462 137).

APT Manager: Australand Property Limited (ABN 90 105 462 137) in its capacity as responsible entity of APT.

APT Units: units in APT.

ASIC: the Australian Securities and Investments Commission or any regulatory body which replaces it or performs its functions.

ASIC Relief: a declaration or exemption from the provisions of the Corporations Act granted by ASIC.

Assets: all the property, rights and income of the Trust.

ASX: Australian Stock Exchange Limited.

ASX Business Day: a business day as defined in the Listing Rules.

Attached Securities: means an APT Unit, a Stapled Share and any other security or securities which are from time to time Stapled or to be Stapled to a Unit.

Australand Property Group: collectively, the Trust, each Stapled Entity and each of their respective Subsidiaries, and "Group Member" means any one or more of them.

BBSW for a period:

(a) the rate determined by the Manager to be the arithmetic mean (rounded up, if necessary, to the nearest 0.01%) of the bid rates displayed at or about 10.30am Sydney time on the first day of that period on the Reuters screen BBSW page for a term of one month after eliminating one of the highest and one of the lowest of those rates; or

(b) if for any reason there are no rates displayed for a term then BBSW will be the rate determined by the Manager to be the average of the buying rates quoted to the Manager by 3 Australian banks selected by the Manager at or about that time on that day. The buying rates must be for bills of exchange which are accepted by an Australian bank and which have a term equivalent to one month.

Business Day:

(a) a day other than a Saturday or a Sunday on which banks are open for general banking business in Sydney; and

(b) any other day specified by the Manager to be or not to be a business day for the purposes of this definition.

CHESS System: a system for the transfer of securities in respect of which approval has been given by the ASX Settlement and Transfer Corporation Pty Limited ACN 008 504 532 (or such other body corporate approved by under section 779B(1) of the Corporations Act) in accordance with the SCH Business Rules.

Class: a class of Units.

Compliance Committee Member: a member of a compliance committee established by the Manager in connection with the Trust.

Compliance Plan: the compliance plan of the Trust.

Corporations Act: Corporations Act 2001 (Cwlth).

Distributable Amount: has the meaning given in clause 11.3.

Distribution Calculation Date: the last day of each Financial Year and such other days as the Manager designates.

Distribution Date: the date that a distribution under clause 11 must be made.

Distribution Entitlement: has the meaning given in clause 11.3.

Distribution Period:

(a) for the first distribution period, the period from the establishment of the Trust to the next Distribution Calculation Date;

(b) for the last distribution period, the period from the day after the preceding Distribution Calculation Date to the date of distribution on winding up of the Trust; and

(c) in all other circumstances, the period from the day after the preceding Distribution Calculation Date to the next occurring Distribution Calculation Date.

Divestment Notice: a notice given under clause 27.1 to a Small Holder.

Financial Year:

(a) for the first financial year, the period from the establishment of the Trust to the next 30 June;

(b) for the last financial year, the period from 1 July before the date the Trust terminates to the date of distribution on winding up of the Trust;

(c) for the period from 1 July 2005 to 31 December 2005, that period; and

(d) in all other circumstances, the 12 month period ending on 30 June in each year.

Fully Paid Unit: a Unit on which the Application Price has been fully paid.

GST: a goods and services tax, value added tax, consumption tax or a similar tax or a tax on services only.

Liabilities: all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust but excluding any amount representing Members' capital, undistributed profits, interest attributable to Members accruing on Members' capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust.

Liquid: has the same meaning as in the Corporations Act.

Listed: admitted to the official list of ASX whether or not quotation of the Units is deferred, suspended or subjected to a trading halt.

Listing has a corresponding meaning.

Listing Rules: the listing rules of ASX as amended, varied or waived (whether in respect of the Trust or generally) from time to time.

Manager: the company which is registered with the ASIC as the single responsible entity for the Trust.

Market Price: of a Security on a particular day:

(a) the weighted average price per Security for sales on the ASX (excluding any special crossings) for the period of 15 Trading Days immediately prior to the relevant day (whether or not a sale was recorded on any particular day); or

(b) if:

(i) Securities have not been Officially Quoted for at least 15 consecutive Trading Days before the relevant day; or

(ii) in the Manager's opinion a determination under paragraph (a) of this definition would not provide a fair reflection of the current market value of the Security,

the price per Security that an independent valuer determines to be the market price of the Security on the relevant day.

However, if the Manager believes that the calculation under paragraph (a) or (b) does not provide a fair reflection of the market price, the Market Price will be an amount calculated in a manner which complies with the Corporations Act, as set out in the offer document for the Securities and which in the opinion of an Approved Valuer will approximate the fair market price of the Security.

Market Value in relation to a Unit:

(a) while Units form part of Stapled Securities, is the closing price on SEATS of a Stapled Security; or

(b) in all other cases, is the closing price on SEATS of the Units.

Member: the person Registered as the holder of a Unit (including persons jointly Registered).

Net Asset Value: the value of the Assets calculated in accordance with clause 10 less the Liabilities.

Official List: the official list of ASX.

Officially Quoted: quotation on the Official List and includes the situation where any such quotation is suspended for a continuous period not exceeding 60 days.

Operating Income: the gross income realised by the Trust from its operations including rent, interest, dividends, distributions and otherwise less expenses arising in deriving that income including, but not limited to:

(a) property outgoings;

(b) repairs and maintenance;

(c) interest and other borrowing costs;

(d) fees paid to the Manager; and

(e) any other amount that the Manager considers prudent or appropriate to allow for contingencies or future expenses that will or may arise in respect of the Trust.

Option: an option to subscribe for a Unit.

Option Holder: a person registered as the holder of an Option (including persons registered jointly).

Partly Paid Unit: a Unit in respect of which the full Application Price has not been paid.

Prescribed Time: 2.00 pm Sydney time, or such other time or times as the Manager determines.

Quarter: a period of 3 calendar months ending on 31 March, 30 June, 30 September and 31 December in each year, or that part of such a period occurring at the commencement or termination of the Trust.

Ratings Agency: any internationally recognised ratings agency as determined by the Manager.

Redemption Price: the Unit price calculated in accordance with clause 7.

Register: the register of Members kept by the Manager.

Registered: recorded in the Register.

Registered Scheme: has the meaning given in the Corporations Act

Registration: recording in the Register.

Relevant Fraction: in respect of all Partly Paid Units, the sum of the amounts calculated by dividing the amount paid up in respect of each Partly Paid Unit by the total Application Price of that Unit.

Resolution:

(a) a resolution passed at a meeting of Members (or at a meeting of a Class of Members) in the Trust:

(i) on a show of hands, by the required majority of Members in the Trust (or in the Class) present in person or by proxy and voting on the show of hands; or

(ii) on a poll, by the required majority of votes cast by Members in the Trust (or in the Class) present in person or by proxy and voting on the poll; or

(b) where the law allows, a resolution in writing signed by Members holding the required majority of the Units in the Trust (or in the Class).

Restriction Agreement: means a restriction agreement within the meaning and for the purposes of the Listing Rules.

Restricted Securities: has the same meaning as in the Listing Rules.

SCH Business Rules: has the meaning given by the Corporations Act.

SEATS: has the same meaning as in the SCH Business Rules.

Security: means while the Units are Stapled, a Stapled Security, and while the Units are not Stapled, a Unit.

Stapled: means the linking together of Units and Attached Securities so that one may not be transferred, or otherwise dealt with, without the other or others and which are quoted on the ASX jointly as a "stapled security" or such other term as the ASX permits.

Stapled Company: means Australand Holdings Limited (ACN 008 443 696).

Stapled Entity: means APT, the Stapled Company and any other trust, corporation or managed investment scheme whose securities are Stapled to the Units.

Stapled Security: means a Unit and each Attached Security which are Stapled together and registered in the name of the Member.

Stapled Security Holder: means the Member under this constitution and the holder of Attached Securities.

Stapled Share: means an ordinary share in the Stapled Company.

Stapling: means the process that results in Units and Attached Securities being and remaining Stapled to each other.

Stapling Commencement Date: means the date upon which Stapling of the Units to Attached Securities is to commence as determined by the Manager.

Subscription Amount: in respect of an application for a Unit, the Application Price less the Uncalled Amount.

Subsidiary Entities: each trust or company which is wholly owned and controlled by the Trust or by an entity the securities in which are stapled to Units in the Trust.

Tax: all kinds of taxes, duties, imposts, deductions and charges imposed by a government including GST or an amount recovered from the Manager by way of reimbursement of GST or any amount included either expressly or impliedly in an amount paid or payable by the Manager on account of GST, together with interest and penalties.

Tax Act: the Income Tax Assessment Act 1936 ("**1936 Act**"), the Income Tax Assessment Act 1997 ("**1997 Act**") or both the 1936 Act and the 1997 Act, as appropriate.

Trading Day: those Business Days on which buying and selling occurs through SEATS.

Transaction Costs:

(a) when calculating the Application Price of a Unit, an allowance for the total cost of acquiring the Assets; and

(b) when calculating the Redemption Price of a Unit, an allowance for the total cost of selling the Assets;

provided that subject to the Corporations Act (if relevant) the Manager may in connection with any particular application or request for redemption of Units deem these costs to be a lesser sum or zero.

Trust: the trust constituted under or governed by this constitution.

Uncalled Amount: in respect of a Unit, the amount of the Application Price which has not been paid or called under this constitution.

Underwriting Liabilities: any amount which the Manager is or may become liable to pay to an underwriter or any other person in respect of arising out of any underwriting agreement for Units, including underwriting fees, handling fees, costs and expenses, amounts payable under indemnity or reimbursement provisions in the underwriting agreement and any amounts becoming payable in respect of any breach (other than for gross negligence, fraud, or breach of duty) by the Manager of its obligations, representations or warranties under any such underwriting agreement.

Unit: subject to any rights, obligations and restrictions attaching to any particular Unit or Class, an undivided share in the beneficial interest in the Trust as provided in this constitution.

User Pays Fees: any cost incurred in relation to:

(a) an entitlement to a payment or a payment to or from the Trust in respect of a Member; or

(b) any act or omission requested by a Member,

which the Manager considers should be borne by that Member.

Valuation Time: a time at which the Manager calculates Net Asset Value.

Valuer: an independent qualified valuer appointed by the Manager.

Interpretation

29.2 Unless the contrary intention appears, in this constitution:

(a) terms defined in the Corporations Act are used with their defined meaning;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements;

(c) the singular includes the plural and vice versa;

(d) the words "includes" or "including", "for example" or "such as" when introducing a list of items do not exclude a reference to other items, whether of the same class or genus or not;

(e) amend includes insert, delete or replace;

(f) person includes a firm, a body corporate, an unincorporated association or an authority;

(g) a reference to an accounting term is to be interpreted in accordance with accounting standards under the Corporations Act and, if not inconsistent with those accounting standards, generally accepted principles and practices in Australia

consistently applied by a body corporate or as between bodies corporate and over time;

(h) the cover page, contents, headings, footnotes, marginal notes and finding lists are for convenience only and do not affect interpretation of this constitution; and

(i) a reference to a year (other than a Financial Year), quarter or month means a calendar year, calendar quarter or calendar month respectively.

Other documents

29.3 A document does not become part of this constitution by reason only of that document referring to this constitution or vice versa, or any electronic link between them.

Constitution legally binding

29.4 This constitution binds the Manager, Australand and each present and future Member and any person claiming through any of them in accordance with its terms (as amended from time to time) as if each of them had been a party to this constitution.

Governing law

29.5 This constitution is governed by the law of New South Wales.

Other obligations excluded

29.6 Except as required by the Corporations Act all obligations of the Manager which might otherwise be implied or imposed by law or equity are expressly excluded to the extent permitted by law, including without limitation any obligation of the Manager in its capacity as trustee of the Trust arising under any statute.

EXECUTED as a deed

Schedule 1 When Trust is not a Registered Scheme

The following provisions operate when the Trust is not a Registered Scheme:

7 Redemption price of Units

Replacement clause 7.2 applies as follows:

7.2 Each of the variables in clause 7.1 must be determined at the next Valuation Time after the Manager receives a withdrawal request.

8 Withdrawal procedures

Clause 8.4 does not apply

Replacement clause 8.5 applies as follows:

8.5 The Manager must satisfy a withdrawal request in respect of a Unit by payment from the Assets of the Redemption Price calculated in accordance with clause 7. The payment must be made within a reasonable period.

Clauses 8.7 to 8.12 do not apply

13 Powers of the Manager

New clause 13.14 applies as follows:

Day-to-day control

13.14 The Manager must act in accordance with the directions given from time to time by the sole Member (if there is only one Member) or jointly by all Members so as to allow the sole Member or the Members acting together to have day-to-day control over the operations of the Trust. The Manager may seek directions from the sole Member or the Members on any matter.

14 Retirement of the Manager

Replacement clause 14.1 applies as follows:

14.1 The Manager may retire on 3 months' notice to Members (or such shorter period as they agree). On retirement, the Manager may appoint in writing another person to be the Manager.

17 Meetings of Members

A new clause 17.3A applies as follows:

Notice Period

17.3A At least 10 days' notice of a meeting must be given to Members or a Class of Member or such shorter notice as they agree.

A new clause 17.4A applies as follows:

Quorum

17.4A The quorum for a meeting of Members is at least 2 Members present in person or by proxy together holding at least 10% of all Units, unless the Trust has only one Member who may vote on a Resolution, in which case that one Member constitutes a quorum.

A new clause 17.9A to 17.9E applies as follows:

Voting

17.9A Voting is by a show of hands, unless a poll is duly demanded or the Resolution proposed is required by this deed or by law to be decided by a percentage of all Units.

17.9B Subject to the rights, obligations and restrictions attaching to any particular Units or Class, each Member which is present in person or by proxy has:

(a) on a show of hands, one vote; and

(b) on a poll, for each fully paid Unit held, one vote for each dollar of the value of the total Units held in the Trust and for each Partly Paid Unit held, a pro rata fraction of a vote equal to the proportion which the amount paid-up bears to the total fully paid dollar value of Units held rounded to the nearest 2 decimal places or such other number as the Manager determines prior to the meeting.

For the purposes of this clause 17.9B, the value of a Unit in the Trust is the amount the Manager determines to be the price a willing but not anxious buyer would pay for the Unit if it was sold on the Business Day immediately before the day on which the poll is taken.

In the case of joint Members, only the first named in the Register may vote unless the Manager otherwise agrees. In the case of an equality of votes the chair has a casting vote.

Poll

17.9C A poll may be demanded before or on declaration of the result of a show of hands by either:

(a) the chair; or

(b) at least 2 Members present in person or by proxy holding itself or between it and other Members demanding the poll at least 10% of Units.

Proxies

17.9D A Member may be represented at a meeting by proxy. Proxies are governed by the Corporations Act. A proxy delivered by facsimile is valid unless proved not to be genuine. The Manager is not obligated to enquire whether a proxy has been validly given. A proxy expires after 12 months. A proxy is still valid after it is revoked or after the Member who gave it dies or becomes under a legal disability, unless the Manager has received written notice of that fact before the meeting at which the proxy is used.

Representatives

17.9E A body corporate may be represented at a meeting by a person appointed in the manner provided in the Corporations Act. The Manager may accept a certificate as evidence of the person's appointment. The person may exercise on the body's behalf the same powers as the body could if it were a natural person and the body is taken to be present at the meeting in person.

24 Amendments to the Constitution

The following sentence is inserted at the end of clause 24.1:

The Manager may only amend the Constitution with the written consent of all Members.

25 Compliance Committee

Clause 25 does not apply.

26 Complaints

Clause 26 does not apply.

28 Interpretation

The definition of Manager is replaced with the following definition:

Manager means the trustee of the Trust, and the first trustee is Australand Industrial No. 56 Pty Limited.

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT
ASX CODES: ALZ AAZPA

30 September 2005

AUSTRALAND WHOLESALE PROPERTY TRUST NO.5 CONSOLIDATED CONSTITUTION

Attached is a copy of the consolidated Constitution for Australand Wholesale Property Trust No.5 including all amendments up to and including the amendments in the Supplemental Deed Poll as approved by members on 27 September 2005.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: + 61 2 9767 2182
email: pmackey@australand.com.au

Consolidated Constitution of Australand Wholesale Property Trust No 5

Dated 19 October 2003

Australand Wholesale Holdings Limited ("Manager")
(ACN 095 466 149)

AUSTRALAND

This document is a consolidated copy of the Constitution dated 19 October 2003 for Australand Wholesale Property Trust No. 5 (ARSN 108 254 771) ("**Original Constitution**") including all amendments up to and including the amendments in the Supplemental Deed Poll dated 27 September 2005. The Trust was registered by ASIC on 11 March 2004.

This is not a legally binding document. Reference should be made to the Original Constitution and each amending deed for the operative provisions. Section headings, indices and the provisions in square brackets do not form part of the text.

Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
Ref: JLC:SDS

Contents

Consolidated Constitution of Australand Wholesale Property Trust No 5

Details

Interpretation – definitions are at the end of the General terms

Manager	Name	**Australand Wholesale Holdings Limited**
	ABN	30 095 466 149
Trust Name	Australand Wholesale Property Trust No 5	
Governing law	New South Wales	
Date of deed	19 October 2003	

Wholesale Property Trust No 5

This deed poll is declared by Australand Wholesale Holdings Limited to be the constitution of the Australand Wholesale Property Trust No 5.

General terms

1 Name of Trust

1.1 Name

The Trust is called the Australand Wholesale Property Trust No 5 or by such other name as the Manager determines from time to time.[1]

1.2 If Manager retires

If a Manager retires or is removed, its successor as Manager must, unless otherwise approved by the former Manager, change the name of the Trust to a name that does not imply an association with the former Manager or its business.

2 Registered Scheme

While the Trust is not a Registered Scheme this constitution is to be read subject to Schedule 1.

3 Assets held on trust

3.1 Assets held on trust

The Manager must hold the Assets on trust for Members.[2]

3.2 Assets vest in Manager

The Assets vest in the Manager, but must be clearly identified as property of the Trust and held separately from the assets of the Manager and any other managed investment scheme if and to the extent that the Corporations Act so requires.[3]

4 Units and Options

4.1 Beneficial interest divided into Units

The beneficial interest in the Trust is divided into Units.

---

[1] See Corporations Regulation 5C.1.02

[2] See section 601FC(2) of the Corporations Act

[3] See section 601FC(1)(i)

4.2 Units confer equal undivided interest

Subject to any rights, obligations and restrictions attaching to any particular Units or Class, each Fully Paid Unit confers an equal undivided interest and, unless this constitution states otherwise, a Partly Paid Unit confers an interest of the same nature which is proportionate according to the amount paid up on the Unit.

4.3 Interest in Assets

A Unit confers an interest in the Assets as a whole, subject to the Liabilities. A Unit does not confer an interest in a particular Asset.

4.4 Stapling provisions

The provisions of this constitution relating to Stapling take effect on and from the Stapling Commencement Date and apply subject to all other provisions of this constitution which may suspend, abrogate or terminate Stapling.

4.5 Creation of Options

The Manager may create and issue Options on such terms and conditions as the Manager determines. Options may be issued with Units or separately.

4.6 Issue of Options

Subject to this constitution, the Corporations Act (and the conditions of any applicable ASIC relief from it) and, if relevant, the Listing Rules, the Manager may determine that Options will be issued:

(a) for consideration or no consideration;

(b) on the basis that the exercise price for a Unit to be issued on exercise of the Option is the price determined by the Manager, provided that the exercise price is less than the price that would otherwise apply under this constitution by a percentage not exceeding 50%; and

(c) conferring on the holder of the Option such other entitlements under this constitution as the Manager determines,

and otherwise on terms and conditions and with such entitlements as determined by the Manager. The terms of issue of the Option may allow the Manager to buy back the Options.

4.7 Offers of Options

Subject to the Listing Rules and the Corporations Act (and the conditions of any applicable ASIC relief from it), if the Manager is making an offer of Options to Members which is otherwise in proportion to their existing holdings of Units, the Manager is not required to offer Options under this clause to persons whose address on the Register is in a place other than Australia and New Zealand.

4.8 Exercise of Options

(a) On exercise of an Option, the holder of the Option is entitled to subscribe for and be allotted such number of Units as the terms and conditions of issue of the Option contemplate.

(b) While Stapling applies, an Option may only be exercised if, except in the case of Units which are to be APG Held Units, at the same time as Units are acquired pursuant to the Option, the same person acquires an identical number of Attached Securities, which are then Stapled to the Units.

4.9 Rights attaching to Units and Options

A Member holds a Unit subject to the rights, restrictions and obligations attaching to that Unit or that Class of Unit. The holder of an Option holds the Option subject to the terms and conditions attaching to that Option.

4.10 No fractions of Units

Fractions of a Unit may not be issued by the Manager.

4.11 Rounding of fractions

Where any calculation performed under this constitution would otherwise result in the issue or redemption of a fraction of one Unit, the number of Units to be issued or redeemed is, subject to this constitution, to be rounded down or up respectively to the nearest whole Unit.

4.12 Rounding

Any excess application or other money or property which results from rounding under any provision of this constitution becomes an Asset of the Trust.

4.13 Consolidation and division of Units and Options

Subject to the Listing Rules and the Corporations Act, Units and Options may be consolidated or divided as determined by the Manager.[4]

4.14 Consolidation and division while stapling applies

While Stapling applies, Units may only be consolidated or divided if the related Attached Securities are also consolidated or divided at the same time and to the same extent.

4.15 Transfer of Units and Options if Officially Quoted

If the Units and/or Options are Officially Quoted, Units and/or Options may be transferred in any manner permitted by the CHESS System. The Manager may require before registration of any such transfer that there be provided to the Manager any documents which the rules of the uncertificated system require or permit the Manager to require be provided to it to authorise

---

[4] If applicable, refer Listing Rules, Chapter 7 - reorganisations of capital.

registration. This clause 4.15 prevails over any other provision of this constitution that may be inconsistent with it but it does not permit the Manager to refuse to register a proper SCH transfer.

4.16 Form of transfer

Subject to this constitution, a Unit or Option may be transferred in any form approved by the Manager, accompanied by any evidence reasonably required by the Manager to show the right of the transferor to make the transfer and (if the Manager requires) be presented for Registration duly stamped.

4.17 Registration

A transfer is not effective until Registered.

4.18 Manager may request holding lock or refuse to register transfer

If Units or Options are Officially Quoted, and if permitted to do so by the Listing Rules, the Manager may:

(a) request SCH to apply a holding lock to prevent a transfer of CHESS Approved Securities registered on the CHESS subregister; or

(b) refuse to register a transfer of other Units in the Trust.

4.19 Manager must request holding lock or refuse to register transfer

The Manager must:

(a) request SCH to apply a holding lock to prevent a transfer of CHESS Approved Securities registered on the CHESS Subregister; or

(b) refuse to register any transfer of other Units in the Trust;

if:

(c) the Listing Rules require the Trust to do so;

(d) registration of the transfer is prohibited by clause 4.23(b);

(e) clause 4.31(a) requires the Manager not to register the transfer; or

(f) the transfer is in breach of the Listing Rules or a Restriction Agreement.

4.20 Notice of holding locks and refusal to register transfer

If in the exercise of its rights under clause 4.18 and 4.19 the Manager requests application of a holding lock to prevent a transfer of CHESS Approved Securities or refuse to register a transfer of a security they must give written notice of the request to the holder of the Units, to the transferee and the broker lodging the transfer, if any. Failure to give such notice does not invalidate the decision of the Manager.

4.21 Manager must retain instruments of transfer

The Manager must retain every instrument of transfer which is registered for such period as the Manager determines.

4.22 Return of refused transfers

If the Manager refuses to register a transfer, the transfer must be returned to the person who deposited it if demand is made within 12 months of the giving of notice of refusal to register unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates.

4.23 Proportional takeover offers

Notwithstanding clauses 4.15, 4.16 and 4.17, if offers are made under a proportional takeover bid for Units of the Trust in accordance with the Corporations Act:

(a) clauses 4.23 to 4.28 apply;

(b) the registration of a transfer giving effect to a takeover contract resulting from acceptance of an offer made under the takeover bid is prohibited unless and until a resolution to approve the bid is passed in accordance with clauses 4.24 and 4.25; and

(c) the Manager must ensure that a resolution to approve the bid is voted on in accordance with clause 4.24 to 4.27 before the fourteenth day before the last day of the bid period.

4.24 Approval of takeover bids

The Manager may determine whether the approving resolution is voted on:

(a) at a meeting of persons entitled to vote on the resolution convened and conducted, subject to the provisions of clause 4.26, as if it were a meeting of Members convened and conducted in accordance with this constitution and the Corporations Act with such modifications as the Manager determines the circumstances require; or

(b) by means of a postal ballot conducted in accordance with the following procedures:

(i) a notice of postal ballot and ballot paper must be sent to all persons entitled to vote on the resolution not less than 14 days before the date specified in the notice for closing of the postal ballot, or such less period as the Manager determines the circumstances require;

(ii) the non-receipt of a notice of postal ballot or ballot paper by, or the accidental omission to give a notice of postal ballot or ballot paper to, a person entitled to receive them does not invalidate the postal ballot or any resolution passed under the postal ballot;

(iii) the notice of postal ballot must contain the text of the resolution and the date for closing of the ballot and may

contain any other information the Manager considers appropriate;

(iv) each ballot paper must specify the name of the person entitled to vote;

(v) a postal ballot is only valid if the ballot paper is duly completed and:

(A) if the person entitled to vote is an individual, signed by the individual or a duly authorised attorney; or

(B) if the person entitled to vote is a corporation, executed under seal or as permitted in the Corporations Act or under the hand of a duly authorised officer or duly authorised attorney;

(vi) a postal ballot is only valid if the ballot paper and the power of attorney or other authority, if any, under which the ballot paper is signed or a copy of that power of attorney certified as a true copy by statutory declaration is or are received by the Manager before close of business on the date specified in the notice of postal ballot for closing of all postal ballot at the office of the Manager or unit registry of the Trust or at such other place as specified for that purpose in the notice of postal ballot; and

(vii) a person may revoke a postal ballot vote by notice in writing to be received by the Manager before the close of business on the date for closing of the postal ballot.

4.25 Entitlement to vote on approving resolution

The only persons entitled to vote on the approving resolution are those persons who, as at the end of the day on which the first offer under the bid was made, held bid class securities. Each person who is entitled to vote is entitled to one vote for each bid class security held by that person at that time.

Neither the bidder nor any associate of the bidder is entitled to vote on the resolution.

4.26 When approving resolution passed

If the resolution is voted on in accordance with clauses 4.23 to 4.25 then it is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is taken to have been rejected.

4.27 If approving resolution has not been voted on

If a resolution to approve the bid has not been voted on as at the end of the day before the fourteenth day before the last day of the offer period, then a resolution to approve the bid is taken to have been passed in accordance with clauses 4.24 to 4.26.

4.28 Cessation of clauses 4.23 to 4.27

Clauses 4.23 to 4.27 cease to have effect on the day three years after the later of their adoption or last renewal.

4.29 Transfers if Units or Options not Officially Quoted

If Units or Options are not Officially Quoted, the Manager may only refuse to record any transfer in the Register if, in the opinion of the Manager:

(a) the transfer does not comply with clause 4.16;

(b) the creditworthiness of the proposed transferee suggests that the transfer would be materially prejudicial to the interests of the balance of the other Members or the Manager;

(c) the transferee is not an investor who has the financial ability and willingness to accept the risks and lack of liquidity inherent in an investment in the Trust; or

(d) there are material legal, tax or regulatory reasons which mean the transfer would be prejudicial to the balance of the other Members or the Manager.

4.30 Restricted Securities

The Manager must refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of any Restricted Securities on issue which is or might be in breach of the Listing Rules or any escrow agreement entered into by the Manager under the Listing Rules in relation to the Restricted Securities. During a breach of the Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement, the holder of the Restricted Securities is not entitled to any distribution or voting rights in respect of the Restricted Securities.

4.31 Single instrument of transfer for Stapled Securities

While Stapling applies and subject to the Corporations Act and the Listing Rules if the Listing Rules apply:

(a) the Manager must not register any transfer of Units, except any APG Held Units, unless it is a single instrument of transfer of Stapled Securities and any provision of clauses 4.15 to 4.19 of this constitution inclusive referring to a transfer of Units will be deemed to be a reference to such a transfer; and

(b) a reference in clauses 4.15 to 4.19 inclusive and clause 4.23 to a Unit will be deemed to be a reference to a Stapled Security.

4.32 Joint tenancy

Persons Registered jointly as the holder of a Unit or Option hold as joint tenants and not as tenants in common unless the Manager otherwise agrees.

4.33 Death, legal disability of Member

If a Member dies or becomes subject to a legal disability such as bankruptcy or insanity, only the survivor (where the deceased was a joint holder) or the legal personal representative (in any other case) will be recognised as having any claim to Units or Options Registered in the Member's name.

4.34 Number of Units

While Stapling applies, the number of issued Units, except APG Held Units, at any time must equal the number of issued Attached Securities of each category, but disregarding any Attached Securities held by or on behalf of a Stapled Entity or a subsidiary of a Stapled Entity.

5 Partly Paid Units

5.1 Payment of Application Price by instalments

The Application Price of Units may be payable by instalments as set out in this clause 5.

5.2 Must also issue partly paid Attached Securities

While Stapling applies, Units may not be issued on the basis that they are Partly Paid Units unless there is a contemporaneous and corresponding issue of Attached Securities which are to be partly paid. While Stapling applies any issue of Partly Paid Units shall be on the basis that a call will not be regarded as having been validly paid unless any amount payable at the same time in relation to the partly paid Attached Securities is also paid.

5.3 Determination of amount and timing of instalments

The Manager may determine at any time that Units to be offered for sale or subscription are to be offered on terms that the Application Price is payable by instalments of such amounts and at such times as the Manager determines or, if the Manager so determines, by a single instalment payable at such time as the Manager determines.

5.4 Variation or waiver of terms and conditions

Subject to any applicable statutory duty requiring the Manager to treat Members of the same class equally and those of different classes fairly, where Units are offered for sale or subscription on terms and conditions determined and set out in accordance with clause 5.3, those terms and conditions may be varied or compliance therewith waived only with the consent of the Manager. The variation or waiver must not take effect during the currency of the offering document pursuant to which the Units were offered for sale or subscription.

5.5 Notice of instalments

The Manager must give Members:

(a) if the Trust is not Listed, at least 3 Business Day's notice; or

(b) if the Trust is Listed, at least 30 Business Days' notice (but not more than 40 Business Days' notice),

of the time and date each instalment is due to be paid (the "**First Notice**").

If the Trust is Listed:

(c) the notice must contain such other information as is required by the Listing Rules (or ASX under the Listing Rules); and

(d) at least 4 Business Days before the date each instalment is due to be paid, the Manager must send a second notice to all new Members and those Members whose holding has changed since the First Notice which must include any changes that have occurred in the information given in the First Notice because of a change in the holding.

5.6 Interest on instalments

If a Member does not pay an instalment by the due time and date then interest is payable on the sum due from the date payment was due to the time of payment at such rate as the Manager determines not exceeding BBSW plus 2% per annum. Interest is calculated daily and payable monthly in arrears. The Manager may waive payment of that interest in whole or part.

(a) The Manager may revoke or postpone the payment of an instalment.

(b) Subject to the Listing Rules, an instalment shall be deemed to be due on the date determined by the Manager.

(c) Subject to the Listing Rules, the non-receipt of a notice that an instalment is due by, or the accidental omission to give a notice that an instalment is due to, a Member, shall not invalidate the instalment being due.

(d) Subject to the Corporations Act and the Listing Rules, the Manager may extinguish in full or in part any liability of Members in respect of any moneys unpaid on Members' Units.

(e) Subject to the Listing Rules, any instalment which, by the terms of issue of the Unit, becomes payable on issue of the Unit or at any date fixed by or in accordance with such terms of issue shall be deemed to be an instalment which the Manager has given Members notice of in accordance with clause 5.5. In the case of non-payment, all the provisions of this constitution as to payment of interest, forfeiture or otherwise shall apply as if such notice had been given.

5.7 Failure to pay instalments

If a Member fails to pay in full any instalment due on any Partly Paid Unit on or by the day specified for payment, the Manager may, during such time as the instalment or any part of the instalment remains unpaid, serve a notice on that Member requiring payment of so much of the instalment as is unpaid, any interest owing and all reasonable expenses incurred by the Manager as a result of the non-payment. The notice must specify a further time and day (not earlier than 10 days from the date of the notice) on or by which the payment

as required by the notice is to be made. The notice must also state that in the event of non payment on or by that specified time and day, the Partly Paid Units in respect of which the instalment or part instalment remains unpaid will be liable to be forfeited and an equal number of Attached Securities will also be liable to be forfeited. If Units are Officially Quoted, the notice must contain such other information as is required by the Listing Rules (or ASX under the Listing Rules).

5.8 If requirements of any notice not complied with

If the requirements of any notice issued under clause 5.5 are not complied with:

(a) any Partly Paid Unit in respect of which the notice has been given (together with the Attached Securities) may at any time after the date specified in the notice for payment of the amount required by the notice (and before payment of the instalment and any interest and expenses owing), be forfeited on the Manager so determining; and

(b) subject to the Listing Rules, the Corporations Act and this constitution, all voting rights, entitlements to the distribution of income and other rights in connection with any Partly Paid Unit and the Attached Securities in respect of which the notice has been given are suspended until reinstated by the Manager.

5.9 Disposal of forfeited Units

Subject to the Listing Rules if Units are Officially Quoted, a forfeited Unit (together with the Attached Securities) may be sold or otherwise disposed of as a Fully Paid Unit (together with the Attached Securities), either:

(a) subject to any necessary relief from ASIC, at a price equal to that received from the sale of the Stapled Security in the normal course of business on the Australian Stock Exchange less the fair value as determined by the Manager for the Attached Securities; or

(b) by private treaty or public auction, if ASIC has given any necessary relief from the provisions of the Corporations Act and if the Manager complies with the conditions of that relief.

At any time before a sale or disposition the forfeiture may be cancelled upon such terms as the Manager thinks fit.

5.10 Holder of forfeited Units

The holder of Partly Paid Units and Attached Securities which have been forfeited ceases to be a Member in respect of the forfeited Units and ceases to be a member of each Stapled Entity in respect of the Attached Securities (and has no claims or demands against the Manager or the Trust in respect of the forfeited Units and the forfeited Attached Securities) but remains liable to pay to the Manager all moneys which at the date of forfeiture were payable by the former Member to the Manager in respect of the forfeited Units (including interest owing under 5.6 and expenses) but the former Member's liability ceases if and when the Manager receives payment in full of all such money and, if applicable, interest in respect of the forfeited Units.

5.11 Evidence of forfeiture

A statement signed by a duly authorised officer of the Manager that a Partly Paid Unit and the Attached Securities have been duly forfeited on a date stated therein is conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the forfeited Units and the Attached Securities.

5.12 Consideration for forfeited Units

Where a Partly Paid Unit and relevant Attached Securities are forfeited pursuant to this clause 5 the Manager may receive the consideration, if any, given for a forfeited Unit and forfeited relevant Attached Securities on the sale or disposal, and the Manager may execute a transfer of that Unit and relevant Attached Securities in favour of the person to whom the Unit and relevant Attached Securities are sold or disposed of and that person must then be registered as the holder of that Unit and relevant Attached Securities and is not obliged to ensure that any part of the money which the person has paid for the Unit and relevant Attached Securities is paid to the former holder of the Unit nor shall the person's title to that Unit or the Attached Securities be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture, sale or disposal of that Unit or the relevant Attached Securities.

5.13 Deductions from consideration for forfeited Units

Where forfeited Units are sold or disposed of for cash, the Manager must deduct from the amount of the consideration the amount of the instalment owing at the date of forfeiture together with interest (if any) payable thereon and a sum representing an amount which has been or will be incurred for commissions, stamp duties, transfer fees and other usual charges, if any, on the sale or disposal of the Unit and any expenses associated with the forfeiture or any proceedings brought against the Member to recover the instalment or part thereof owing. The Manager may retain the amounts so deducted, but the balance remaining must be paid to the Member whose Units were forfeited.

5.14 Joint holders

Joint holders of Partly Paid Units are jointly and severally liable to pay all amounts due and payable on the Partly Paid Units held by them.

5.15 Rights and obligations attaching to a Partly Paid Unit are proportionate

Subject to the Corporations Act and the provisions of this constitution, the rights and obligations attaching to a Partly Paid Unit will be in proportion to the extent to which that Unit is paid up.

6 Classes of Units

Subject to the Corporations Act, the Manager may create and issue Classes with such rights, obligations and restrictions attaching to the Units of such Class as it determines.

7 Application Price for Units[5]

7.1 Application Price

Subject to clause 30A and any rights, obligations and restrictions attaching to any particular Units or Class, a Unit must only be issued at an Application Price calculated in accordance with this clause 7.

7.2 Initial Units

The first 100 Units to be issued on the initial settlement of the Trust in accordance with clause 23.1 will be issued at an Application Price of $1.00 per Unit.

7.3 While Units are not Officially Quoted

While Units are not Officially Quoted, the Application Price for a Unit shall be calculated as:

$$\frac{\text{Net Asset Value} + \text{Transaction Costs} + \text{Aggregate Unpaid Amount}}{\text{number of Units in issue}}$$

7.4 Determination of variables in clause 7.3

Each of the variables in clause 7.3 must be determined as at the next Valuation Time after:

(a) the Manager receives the application for Units; or

(b) the Manager receives the application money, or the property against which Units are to be issued or vested in the Manager,

whichever happens later.

7.5 While Units are Officially Quoted

While Units are Officially Quoted, the application price for any Unit will be equal to the Market Price for the Units or, where Stapling applies, the Market Price of the Stapled Securities minus the application price of each Attached Security, or the amount determined by the Manager in accordance with clause 7.6. However, the Manager may determine a different Application Price in relation to the issue of any Units to the extent permitted by and in accordance with ASIC relief and the Listing Rules which in the case of:

(a) offers made at substantially the same time to only and all the then Members (whether or not the right to acquire those Units is renouncable) but not including persons who may be excluded from an issue or offer of Units in accordance with ASIC relief and the Listing Rules, is not less than 50% of the Market Price for the Units, where Stapling applies, the Market Price of Stapled Securities minus the application price of each Attached Security (as determined under clause 7.6) on the Business Day preceding the date on which the intention to make the offer or issue is announced on the ASX;

[5] Required to be included by Section 601GA(1)(a)

(b) a distribution reinvestment at the Application Price determined in accordance with clause 12.8;

(c) Units issued upon the exercise of an Option will be issued at an Application Price determined in accordance with clause 4.6(b);

(d) a placement or otherwise at a price determined by the Manager.

7.6 Determination of Application Price where Stapled Securities are issued

Where:

(a) Stapling applies;

(b) as a consequence, a Unit is to be issued as part of a Stapled Security; and

(c) this constitution contains a provision for the calculation or determination of the application price for the Stapled Security but not for the Unit,

the Manager must determine what part of the application price of a Stapled Security is to represent the Application Price of a Unit for the purposes of this constitution.[6]

Unless otherwise agreed between the Manager and:

(d) in relation to any Stapled Entity that is a company, the Stapled Entity; and

(e) in relation to any Stapled Entity that is a managed investment scheme, the responsible entity of the Stapled Entity,

the application price of a Stapled Security will be allocated between the Application Price of the Unit and the application price of the Attached Securities in the ratio that the net assets (adjusted for the net market value of their investments) of each of the Trust and each of the Stapled Entities at the end of the relevant period immediately prior to the issue bears to the amount of the aggregate net assets (adjusted for the net market value of their investments) of the Trust and the Stapled Entities at that time.

8 Application procedure

8.1 Application form

An applicant for Units must complete a form approved by the Manager if the Manager so requires. The form may be transmitted electronically if approved by the Manager.

6 NB This requires ASIC relief

8.2 Application for identical number of Attached Securities

While Stapling applies, an applicant for Units, other than Units which are to be APG Held Units, must at the same time make an application for an identical number of Attached Securities.

8.3 Payment

Payment in a form acceptable to the Manager, or a transfer of property of a kind acceptable to the Manager and able to be vested in the Manager or a custodian appointed by it (accompanied by a recent valuation of the property, if the Manager requires), must:

(a) accompany the application;

(b) be received by or made available to the Manager or the custodian within such period before or after the Manager receives the application form as the Manager determines from time to time or as the terms of issue of the relevant Partly Paid Unit contemplate; or

(c) comprise a reinvestment of a distribution in accordance with this constitution.[7]

If the Manager accepts a transfer of property other than cash, any costs associated with the valuation or transfer of the property must be paid by the Member either directly or by deducting them from the market value of the property before the number of Units to be issued is calculated, as the Manager decides.

8.4 Manager may reject

The Manager may reject an application in whole or in part without giving any reason for the rejection.[8]

8.5 Minimum amounts

The Manager may set a minimum application amount and a minimum holding for the Trust and alter or waive those amounts at any time.[9]

8.6 Manager must reject application

While Stapling applies, the Manager must reject an application for Units, other than Units which are to be APG Held Units, if the applicant does not apply at the same time for an identical number of Attached Securities or if an identical number of Attached Securities will not be issued to the applicant at the same time as the issue of Units to the applicant.

8.7 Issue Date

Except in the case of a reinvestment of distribution in accordance with this constitution, Units are taken to be issued when:

---

7 See "Income and distributions to Members"

8 Refer Listing Rule 10.11 if the Trust is Listed - restriction on issue of Units to related parties.

9 If the Trust is Listed, see "Small holdings".

(a) the Manager accepts the application; or

(b) the Manager receives the application money, or the property against which Units are to be issued is vested in the Manager,

whichever happens later.

Units which are issued on a reinvestment of distribution in accordance with this constitution are taken to be issued on the day the distribution is applied in payment for the Units. The Manager may hold applications without accepting them for such period as it determines.

8.8 Uncleared funds

Units issued against application money paid other than in cleared funds, or in consideration of a transfer of property, are void if the funds are not subsequently cleared or the property does not vest in the Manager within 1 month of receipt of the application.

8.9 Register

Subject to the Corporations Act, a single register may be kept in which details of the holders of Units and the holders of Attached Securities are recorded.

8.10 Holding Statements

Subject to the Corporations Act, while the Trust is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of Stapled Securities comprising Units and Attached Securities.

8.11 Income Entitlement of Units

Without limiting clause 6, the Manager may in its discretion issue Units on terms that such Units:

(a) participate fully for income of the Trust in respect of the Distribution Period in which they are issued;

(b) do not entitle the holder of such Units to receive a distribution of income of the Trust in respect of the Distribution Period in which such Units are issued; or

(c) entitle the holder of such Units to receive a distribution of income of the Trust in respect of the Distribution Period in which such Units are issued which is not greater than the proportion of the income of the Trust to which a Member holding a Unit during the whole of that Distribution Period is entitled multiplied by the number of days from and including the date of allotment of those Units to the end of that Distribution Period divided by the total number of days in that Distribution Period.

8.12 Restriction on issue and redemption of Units

No Units may be issued or redeemed after the 80th anniversary from the day before the Trust commenced if that issue would cause a contravention of the rule against perpetuities or any other rule of law or equity.

9 Redemption Price of Units

9.1 Redemption Price

Subject to clauses 5.12 and 30A, and any rights, obligations and restrictions attaching to any particular Units or Class, a Unit must only be redeemed at a Redemption Price calculated as:

$$\frac{\text{Net Asset Value - Transaction Costs}}{\text{number of Fully Paid Units in issue + Relevant Fraction}}$$

9.2 Variables

Each of the variables in clause 9.1 must be determined:

(a) while the Trust is Liquid - as at the next Valuation Time after the Manager receives the withdrawal request; or

(b) while the Trust is not Liquid - at the time the withdrawal offer closes.

9.3 Rounding

The Redemption Price may be rounded as the Manager determines. The amount of the rounding must not be more than 1% of the Redemption Price.

9.4 Timing

For the purposes of clauses 9.2 and 10.4, the day and time of receipt of a withdrawal request is:

(a) the time of actual receipt if the request is received before the Prescribed Time on a Business Day; or

(b) the time of deemed receipt if the request is deemed to be received before the Prescribed Time on a Business Day; or

(c) the commencement of business on the next following Business Day if the request is received or is deemed to be received on a day which is not a Business Day or received on or after the Prescribed Time on a Business Day.

10 Withdrawal procedures

10.1 While Units Officially Quoted

While Units are Officially Quoted clauses 10.2 to 10.16 do not apply.

10.2 Request for withdrawal

A Member may make a withdrawal request for the redemption of some or all of their Units in any manner and on such conditions as approved by the Manager, and the Manager must give effect to that request at the time and in the manner set out in this clause 10.

A Member may not withdraw a withdrawal request unless the Manager agrees.

10.3 When Trust is Liquid

Clauses 10.4 and 10.5 apply only while the Trust is Liquid.

10.4 Manager to satisfy withdrawal requests

The Manager must satisfy a withdrawal request in respect of a Unit by payment from the Assets of the Redemption Price calculated in accordance with clause 9. The payment must be made within 30 days of receipt of the request or such longer period as allowed by clause 10.5.

10.5 Extensions

If:

(a) the Manager has taken all reasonable steps to realise sufficient Assets to satisfy a withdrawal request and is unable to do so due to circumstances outside its control such as restricted or suspended trading in the market for an Asset; or

(b) the Manager does not consider that it is in the best interests of Members taken as a whole to realise sufficient Assets to satisfy a withdrawal request,

the period allowed for satisfaction of the request may be extended by the number of days during which such circumstances apply.

10.6 When Trust is not Liquid

Clauses 10.7 to 10.11 apply only while the Trust is not Liquid.

10.7 Member may withdraw

A Member may withdraw from the Trust in accordance with the terms of any current withdrawal offer made by the Manager under the Corporations Act and this constitution regulating offers of that kind.

10.8 No right

If there is no withdrawal offer currently open for acceptance by Members, a Member has no right to withdraw from the Trust.

10.9 Withdrawal Offer

The Manager may make a withdrawal offer by:

(a) publishing it by any means (for example including, without limitation, in a newspaper or on the internet); or

(b) giving a copy to the Members or Members of a Class.

However, the Manager is not at any time obliged to make a withdrawal offer.

10.10 Cancellation of Withdrawal Offers

The Manager may cancel a withdrawal offer by:

(a) publishing a notice of cancellation by any means (for example including, without limitation, in a newspaper or on the internet); or

(b) notice in writing to the Members to whom the withdrawal offer was made.

10.11 Treatment of Withdrawal Requests Made Outside Offer Period

If the Manager receives a withdrawal request before it makes a withdrawal offer, it may treat the request as an acceptance of the offer effective as at the time the offer is made.

10.12 Clauses applicable to all withdrawals

The Manager is not obliged to pay any part of the Redemption Price out of its own funds.

10.13 Manager need not give effect

Subject to the Corporations Act, the Manager need not give effect to a withdrawal request in respect of Units having an aggregate Redemption Price of less than the minimum application amount or such other amounts as determined by the Manager from time to time unless the withdrawal request relates to the balance of the Member's holding.

10.14 Request less than current minimum holding amount

Subject to the Corporations Act, if compliance with a withdrawal request would result in the Member holding Units with an aggregate Redemption Price which is less than the then current minimum holding amount, the Manager may treat the withdrawal request as relating to the balance of the Member's holding.

10.15 Manager may redeem without withdrawal request

If a Member holds Units with an aggregate Redemption Price less than the then current minimum holding amount, the Manager may redeem that Member's holding without a withdrawal request.

10.16 Manager may redeem with notice

If the Manager increases the minimum holding amount, the Manager may after giving 30 days' notice to a Member who holds Units with an aggregate

Redemption Price less than the then current minimum holding amount redeem that Member's holding without the need for a withdrawal request.

10.17 Discretionary withdrawal

If the Manager is not obliged to give effect to a withdrawal request, it may in any event, redeem some or all of the Units which are the subject of the request.

10.18 Sums owed to Manager

The Manager may deduct from the proceeds of withdrawal or money paid pursuant to a withdrawal offer any money due to it by the Member.

10.19 Transfer of Assets

The Manager may transfer Assets to a Member rather than pay cash in satisfaction of all or part of a withdrawal request, pursuant to a withdrawal offer or in payment of a distribution. These Assets, together with any cash paid, must be of equal value to the total amount due to the Member pursuant to the withdrawal request, withdrawal offer or distribution (based on a valuation done within one month before the date of the proposed transfer). If the Manager requires, some or all of the costs involved in transfer of these Assets must be paid by the Member or deducted from the amount due to the Member.

10.20 Redemption Price

For so long as Units are partly paid, the Uncalled Amount must be deducted from the Redemption Price calculated under clause 9.1.

10.21 Buy-back of Units[10]

While the Trust is Listed, the Manager may, subject to and in accordance with the Corporations Act (including any modifications thereof) and any requirements under the Listing Rules, purchase Units and cause the Units to be cancelled. No Redemption Price is payable upon cancellation of the Units. Where the Units comprise part of Stapled Securities the Manager may only buy back and cancel the Units if the Attached Securities are also the subject of contemporaneous buy-back and cancellation. Where Units are purchased as part of a Stapled Security pursuant to a buy-back arrangement, the Manager must determine what proportion of the price paid for the Stapled Security is to be paid from the Assets of the Trust on the same basis as set out in clause 7.6 for the Application Price of Units.

10.22 Redemption while Stapling applies

While Stapling applies the Manager may not redeem a Unit unless each Stapled Entity also redeems or buys back and cancels the corresponding Attached Securities or the Attached Securities are unstapled from the Unit to be redeemed.

[10] See Listing Rule 7.36

11 Valuation of Assets

11.1 Manager may value

The Manager may cause an Asset to be valued at any time, and must do so as and when required by the Corporations Act.[11]

11.2 Determination of Net Asset Value

The Manager may determine Net Asset Value at any time, including more than once on each day.

11.3 Valuation methods and policies

The Manager may determine valuation methods and policies for each category of Asset and change them from time to time. Unless the Manager determines otherwise, the value of an Asset for the purpose of calculating Net Asset Value will be its market value.[12] Where the Manager values an Asset at other than its market value, or where there is no market value, the valuation methods and policies applied by the Manager must be capable of resulting in a calculation of the Application Price that is independently verifiable.

12 Income and Distributions

12.1 Determination of income and reserves

The Manager is to determine whether any item is income or capital and the extent to which reserves or provisions need to be made.

12.2 Distribution of income

For each Distribution Period the Manager must calculate and distribute each Member's Distribution Entitlement.

12.3 Distribution Entitlement

(a) "Distributable Amount" for a Distribution Period is to be determined in accordance with the following formula:

$$DA = OI + C$$

Where:

DA	is the Distributable Amount.
OI	is Operating Income.
C	is any additional amount (including capital) that the Manager has determined is distributable.

(b) Subject to the terms of issue for any class of Units, each Member's Distribution Entitlement is to be determined in accordance with the following formula:

[11] See section 601FC(j) for Scheme Operator's obligations concerning valuation

[12] ASIC Policy Statement 134, paragraph 29: constitution should set out how scheme property will be valued.

$$DE = DA \times \frac{UH}{UI}$$

where:

DE is the Distribution Entitlement

DA is the Distributable Amount

UH is the aggregate of the Paid-up Proportion of each relevant unit holding of the Member at the close of business on the Distribution Calculation Date

UI is the aggregate Paid-up Proportion of Units on issue in the Trust at the close of business on the Distribution Calculation Date.

12.4 Distribution of Distribution Entitlement

(a) The Manager must pay to each Member its Distribution Entitlement on or before the Distribution Date.

(b) For the purpose of determining the entitlement to the Distribution Entitlement for a Distribution Period, the persons who are Member on the record date for that Distribution Period have an absolute, vested and indefeasible interest in the Distributable Amount of that Distribution Period.

(c) The Manager must retain from each Member's Distribution Entitlement all amounts which are necessary to avoid distributing a fraction of a cent or which the Manager determines it is not practical to distribute on a Distribution Date. Any sum so retained will for all purposes be treated as income for the next following Distribution Period.

(d) The Manager may retain from the amounts to be distributed to a Member an amount in or towards satisfaction of any amount payable by the Member to the Manager under this constitution or are required to be deducted by law.

12.5 Categories and sources of income

For any category or source of income the Manager may keep separate accounts and allocate the income from any category or source to any Member.

12.6 Distribution Reinvestment Arrangements

(a) The Manager may advise Members from time to time in writing that Members may on terms specified in the notice participate in an arrangement under which Members may request that all or a proportion of specified distributions due to them be satisfied by the issue of further Units.

(b) While Stapling applies no reinvestment may occur unless contemporaneously with the reinvestment in additional Units the Member subscribes for or purchases an identical number of Attached Securities which when issued or acquired (respectively) are then Stapled to the additional Units. The Manager may make provision for and make payment of the subscription or purchase price for such

Attached Securities out of the distribution or income (as applicable) which is otherwise available for reinvestment.

12.7 Deemed application if reinvestment applies

If reinvestment applies, the Manager is deemed to have received and accepted an application to reinvest the distribution after the deduction of any Tax which the Manager is required to deduct on the date upon which the distribution is to be paid.

12.8 Application Price while listed if reinvestment applies

If reinvestment applies, while the Units in the Trust are Listed the aggregate of the Application Price for each additional Unit and the application price for the Attached Securities upon reinvestment is the weighted average of all sales of Stapled Securities recorded on the ASX during the first 5 Trading Days following the end of the period to which the distribution relates (unless the Manager believes that this calculation does not provide a fair reflection of the market price of the Stapled Securities during this period in which event there shall be substituted for the amount so calculated the market price of the Stapled Securities as determined by an expert independent of the Manager whose identity and instructions will be determined by the Manager) less such discount, if any, not exceeding 10% as the Manager may determine. The allocation of the application price for a Stapled Security between the Application Price for each Unit and the application price for the Attached Securities is to be determined in accordance with clause 7.6. If the amount to be reinvested in additional Stapled Securities results in a fraction of a Stapled Security, the money representing the fraction will be held for future reinvestment in the Trust and the Stapled Entities at the next time that reinvestment is to occur, in such proportions as the Manager and the Stapled Entities may determine on behalf of the relevant Stapled Security Holder. If Stapling ceases to apply the Application Price for each Unit is to be calculated in the manner above but based on the sale price of the Units.

12.9 Money held for future reinvestment

Whenever under this constitution or by law money is held on behalf of a Member for future reinvestment the money so held may in the discretion of the Manager be aggregated and on each occasion on which the aggregated amount reaches the Application Price of a Unit and the aggregate application price of the Attached Securities be applied in the subscription for a new Unit and new Attached Securities for issue to the Member.

12.10 Units issued on reinvestment

Units issued under clauses 12.6 to 12.9 inclusive are to participate fully for income in respect of the Distribution Period in which they are issued.

12.11 Position on transfer of Units

Income to which a Member is presently entitled when a transfer or transmission of Units is Registered remains credited to the transferor.

12.12 Position on transfer of Assets

The Manager may effect a distribution to Members by transferring Assets to all Members rather than paying in cash or issuing additional Units. If the Manager wishes to do so, it must effect the distribution to all Members in the same way. The Assets transferred to each Member must be of the same type, have the same rights and be fully paid. The Assets transferred may comprise solely a beneficial interest in tangible or intangible property. In each case, where Assets other than cash are to be transferred to Members (or a nominee on behalf of a Member), each Member authorises the Manager:

(a) to act as their agent to agree to obtain the Assets; and

(b) where the Assets comprise shares or an interest in shares or interests in a company or managed investment scheme, to agree to become a member of that company or managed investment scheme.

The Assets transferred, together with any cash paid, must be of equal value to the total amount due to the Member pursuant to the distribution (based on a valuation done within one month before the date of the proposed transfer). If the Manager requires, the costs involved in transfer of those Assets must be paid by the Member or deducted from the distribution due to the Member.

12.13 Deductions from distributable income

The Manager may deduct from any distributable income or other distribution payable to a Member any sums of money presently payable by the Member to the Manager on account of an instalment due in respect of Units or otherwise.

12.14 Change in Tax Act

Notwithstanding clauses 12.3 and 12.4, if in any Financial Year the Manager in its capacity as trustee becomes taxable as if it were a company under the Tax Act:

(a) the Manager has complete discretion as to how much, if any, of:

 (i) the Distributable Amount for that Financial Year; or

 (ii) in years subsequent to that Financial Year, amounts which have not previously been distributed from prior Financial Years,

 is to be distributed to Members on the Distribution Date.

(b) Each Member's Distribution Entitlement to the Distributable Amount (calculated in accordance with clause 12.14(a)) is to be determined in accordance with clause 12.3(b).

(c) The Manager must pay on or before the Distribution Date the Distribution Entitlement (determined in accordance with clause 12.14(b)) to the persons who are Members on the record date for that Distribution Period.

13 Payments

13.1 Manner of payment to Members

Money payable by the Manager to a Member may be paid in any manner the Manager decides.

13.2 Unpresented cheques

Cheques issued by the Manager that are not presented within 6 months may be cancelled. Where a cheque which is cancelled was drawn in favour of a Member, the money is to be held by the Manager for the Member or paid by the Manager in accordance with the legislation relating to unclaimed money unless the Manager in its discretion decides to reinvest the money in Units and, while Stapling applies, Attached Securities in which event the provisions of clauses 12.6 to 12.8 will apply.

13.3 Unsuccessful transfers

Where the Manager attempts to make a payment to a Member by electronic transfer of funds or any other means and the transfer is unsuccessful, the money may be held for the Member as a non-interest bearing deposit until it is claimed or required to be dealt with in accordance with applicable laws relating to unclaimed moneys.

13.4 Only whole cents to be paid

Only whole cents are to be paid, and any remaining fraction of a cent becomes an Asset.

13.5 Payment to joint Members

A payment to any one of joint Members will discharge the Manager in respect of the payment.

13.6 Manager may deduct amounts

The Manager may deduct from any amount to be paid to a person who is or has been a Member, or received from a person who is or has been a Member:

(a) any amount of Tax (or an estimate of it); or

(b) any other amount owed by the Member to the Manager or any other person,

which the Manager is required or authorised to deduct in respect of that payment or receipt by law or by this constitution or which the Manager considers should be deducted.

14 Powers of the Manager

14.1 General powers

Subject to this constitution, the Manager has all the powers in respect of the Trust that it is possible under the law to confer on a trustee as though it were the absolute owner of the Assets and acting in its personal capacity.

14.2 Contracting powers[13]

Without limiting the effect of clause 14.1 and subject to its obligations under the Corporations Act (as modified by any ASIC relief) the Manager in its capacity as trustee of the Trust has power to:

(a) incur all types of obligations and liabilities including guarantees including without limitation, providing any guarantee, security, indemnities and undertakings in connection with the obligations and liabilities of any person, whether or not that person is a member of the Australand Property Group; and

(b) enter into an arrangement with a person to underwrite the subscription or purchase of Units or Options on such terms as the Manager determines. Unless the agreement between the Manager and the underwriter expressly states the contrary, the underwriter will not be an agent or delegate of the Manager.

14.3 Borrowing powers

The Manager may borrow or raise money whether or not on security over the Assets.

14.4 Investment powers

Without limiting the effect of clause 14.1, the Manager may in its capacity as trustee of the Trust invest in, dispose of or otherwise deal with property and rights in its absolute discretion.[14]

For the purpose of giving effect to the investment policy specified in clause 14.5 but without limiting any other provision of this constitution the Manager may:

(a) invest the Assets in cash and cash equivalents, interests, securities or other instruments issued by a Stapled Entity or by the responsible entity of a Stapled Entity (except Attached Securities) or any other person whether or not that person is a member of the Australand Property Group;

(b) make loans to or provide any other financial accommodation to any person whether or not that person is a member of the Australand Property Group; and

[13] Required to be included by Section 601GA(3)

[14] Subject to Section 601FC(4)

(c) enter into hedging contracts in connection with any actual or prospective investment of the Trust or any borrowing by the Trust.

14.5 Principal Investment Policy

The principal investment policy of the Manager in relation to the Trust is investment either directly or indirectly (for example through the purchase of interests in a managed investment scheme, equities or debentures if and to the extent that the terms of the Manager's Australian Financial Service Licence allow) in real property and the making of such other investments with the Assets of the Trust Fund which in the Manager's opinion are not from time to time required for that purpose. The Manager may vary the principal investment policy, provided reasonable notice is given to Members in order that Members may, if they see fit, dispose of their Units prior to the variation taking effect.

14.6 Power of delegation[15]

The Manager may authorise any person to act as its agent or delegate (in the case of a joint appointment, jointly and severally) to hold title to any Asset, perform any act or exercise any discretion within the Manager's power, including the power to appoint in turn its own agent or delegate. Without limitation, the Manager's power to appoint its own agent or delegate includes a power to appoint a person as its agent or delegate by granting a power of attorney.

14.7 Protection and assistance for those dealing with agents and delegates

The Manager may include in the authorisation provisions to protect and assist those dealing with the agent or delegate as the Manager thinks fit.

14.8 Agents and delegates may be associates

The agent or delegate may be an associate of the Manager.[16]

14.9 Exercise of discretion

The Manager may in its absolute discretion decide how and when to exercise its powers.

14.10 Instructions from Members with respect to voting rights attached to Assets

The Manager may in its absolute discretion seek, and act on, instructions from Members on how the Manager should exercise voting rights attached to Assets.

14.11 Registration of the Trust

Without limiting the effect of clause 14.1, the Manager may in its capacity as trustee of the Trust apply for registration of the Trust as a registered scheme

---

[15] See also Section 601FB

[16] Subject to Part 5C.7

and for this purpose the Manager is authorised on its own behalf and on behalf of each Member to do all things necessary to effect registration.

14.12 Timing of Listing of the Trust

The Manager may apply for the Trust to be Listed and Units to be Officially Quoted, including as Stapled Securities, at any time and for this purpose the Manager is authorised on its own behalf and on behalf of each Member to do all things necessary to effect a Listing.

14.13 Power to unstaple Units

If Units comprise part of Stapled Securities, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules and approval by Resolution, the Manager may at any time apply to have the Units unstapled from the other Attached Securities or the Stapled Securities unstapled and, if the Stapled Securities are Officially Quoted, removed from quotation.

14.14 Power to staple additional Securities

The Manager may, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules, cause the Stapling of any other security or securities to the Units.

15 Retirement of Manager

15.1 Voluntary retirement

The Manager may retire as the responsible entity of the Trust as permitted by law.[17] If permitted by law or by any relief from the Corporations Act granted by the ASIC, the Manager may appoint its successor by deed.

15.2 Compulsory retirement

The Manager must retire as the responsible entity of the Trust when required by law.[18]

15.3 Release

When it retires or is removed, the Manager is released from all obligations in relation to the Trust arising after the time it retires or is removed.[19]

15.4 Retirement benefit

The Manager is entitled to agree with the incoming manager to be remunerated by, or to receive a benefit from, the incoming manager in relation to:

---

[17] See Section 601FL. The change does not take effect until the ASIC alters its records: Section 601FJ

[18] See Section 601FM and 601FA.

[19] See section 601FR for the Scheme Operator's obligation to transfer records, etc. Section 601FS restricts this release.

(a) entering into an agreement to submit a proposal for its retirement to a meeting of Members, and nominating to the Members the incoming manager as its replacement, or

(b) its retirement as Manager,

and is not required to account to Members for such remuneration or benefit.

16 Notices to Members

16.1 Form of notices

Subject to the Corporations Act, a notice or other communication required under this constitution to be given to a Member must be given in writing (which includes a fax) or in such other manner as the Manager determines, and be delivered or sent to the Member at the Member's physical or electronic address last advised to the Manager for delivery of notices.

16.2 Cheques payable to Members

A cheque payable to a Member may be posted to the Member's physical address or handed to the Member or a person authorised in writing by the Member.[20]

16.3 Joint Members

In the case of joint Members, the physical or electronic address of the Member means the physical or electronic address of the Member first named in the Register.

16.4 Receipt of communications

A notice, cheque or other communication sent by post is taken to be received on the day after it is posted and a fax (except a fax containing a notice of meeting of Members) is taken to be received 1 hour after receipt by the transmitter of confirmation of transmission from the receiving fax machine. Proof of actual receipt is not required. Subject to the Corporations Act,[21] the Manager may determine the time at which other forms of communication will be taken to be received.

17 Notices to the Manager

17.1 Form of notices

A notice required under this constitution to be given to the Manager must be given in writing (which includes a fax), or in such other manner as the Manager determines.

[20] See "Manager may rely" under "Rights and liabilities of Manager"

[21] See Section 601FC(1)(d)

17.2 When notice effective

The notice is effective only at the time of receipt.

17.3 Signing of notices

The notice must bear the actual, facsimile or electronic signature of the Member or a duly authorised officer or representative of the Member[22] unless the Manager dispenses with this requirement.

18 Meetings of Members

18.1 Convening of meetings

The Manager may at any time convene a meeting of Members, and must do so if the Corporations Act requires. [23]

18.2 Manager may determine

Subject to the specific provisions of this constitution relating to meetings of Members and to the Corporations Act,[24] the Manager may determine the time and place at which a meeting of Members will be convened and the manner in which the meeting will be conducted.

18.3 Notice of meeting

Notice of a meeting of Members must be given in accordance with the Corporations Act.

18.4 Calculation of period of notice

In computing the period of notice under clause 18.3, both the day on which the notice is given or taken to be given and the day of the meeting convened by it are to be disregarded.

18.5 Quorum

The quorum for a meeting of Members is at least 2 Members present in person or by representative or proxy holding or representing the holders of at least 10% of the Units on issue unless the Trust has only one Member who may vote on a Resolution, in which case that one Member constitutes a quorum.

18.6 No quorum

If a quorum is not present within 15 minutes after the scheduled time for the meeting, the meeting is:

(a) if convened on the requisition of Members - dissolved; or

---

[22] See "Manager may rely" under "Rights and liabilities of Manager"

[23] Refer Part 2G.4

[24] Refer Part 2G.4

(b) otherwise - adjourned to the same day in the next week and same time and place, or to such other day, time and place as the Manager decides by notice to the Members and others entitled to notice of the meeting.

At any adjourned meeting, those Members present in person or by proxy constitute a quorum. If a quorum is not present within 15 minutes after the time appointed for the adjourned meeting, the meeting is dissolved.

18.7 Chairman

Subject to the Corporations Act[25] the Manager may appoint a person to chair a meeting of Members.

18.8 Role of chairman

The chairman of a meeting of Members:

(a) has charge of the general conduct of the meeting and of the procedures to be adopted at the meeting;

(b) may require the adoption of any procedure which is in the chairman's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the general meeting; and

(c) may, having regard where necessary to the Corporations Act, terminate discussion or debate on any matter whenever the chairman considers it necessary or desirable for the proper conduct of the meeting,

and a decision by the chairman under this clause 18.8 is final.

18.9 Postponement or cancellation

The chairman has power to cancel a meeting or postpone a meeting for any reason to such place and time as the chairman thinks fit.

18.10 Notice of Cancellation or postponement of meeting

Notice of cancellation or postponement of a meeting of Members must state the reason for cancellation or postponement and be given:

(a) to each Member individually; and

(b) to each other person entitled to be given notice of a meeting of Members under the Corporations Act.

18.11 Contents of notice or postponement of meeting

A notice of postponement of a meeting of Members must specify:

(a) the postponed date and time for the holding of the meeting;

25 Refer Part 2G.4 and Section 601FC(1)

(b) a place for the holding of the meeting which may be either the same as or different from the place specified in the notice convening the meeting; and

(c) if the meeting is to be held in two or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

18.12 Number of clear days for postponement of meeting

The number of clear days from the giving of a notice postponing the holding of a meeting of Members to the date specified in that notice for the holding of the postponed meeting must not be less than the number of clear days notice of the general meeting required to be given by this constitution or the Corporations Act.

18.13 Business at postponed meeting

The only business that may be transacted at a meeting of Members the holding of which is postponed is the business specified in the notice convening the meeting.

18.14 Proxy, attorney or representative at postponed meeting

Where:

(a) by the terms of an instrument appointing a proxy or attorney or of an appointment of a representative, a proxy or an attorney or a representative is authorised to attend and vote at a meeting of Members to be held on a specified date or at a meeting of Members to be held on or before a specified date; and

(b) the date for holding the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of representative,

then, by force of this clause, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of a representative unless the Member appointing the proxy, attorney or representative gives to the Manager notice in writing to the contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

18.15 Proxies and voting

The provisions of the Corporations Act governing proxies and voting for meetings of members of registered schemes apply to the Trust.

18.16 Proxies containing some of the required information

The Manager may determine that the appointment of a proxy is valid even if it contains only some of the information required by the Corporations Act.

18.17 Adjournment of meeting

The chairman of a meeting of Members may at any time during the meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and any place.

In exercising this discretion, the chairman may, but need not, seek the approval of the Members present. Unless required by the chairman, no vote may be taken or demanded by the Members present in respect of any adjournment.

Only unfinished business is to be transacted at a meeting resumed after an adjournment.

18.18 Notice of adjourned meeting

It is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting unless a meeting is adjourned for one month or more. In that case, notice of the adjourned meeting must be given as in the case of an original meeting.

18.19 Demand for a poll

A poll may be demanded by at least 5 Members entitled to vote on the resolution, Members with at least 5% of the votes that may be cast on the resolution on a poll or by the chairman. A demand for a poll does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

18.20 Declaration of poll

Unless a poll is properly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Trust, is conclusive evidence of the fact. Neither the chairman nor the minutes need state and it is not necessary to prove the number or proportion of the votes recorded in favour of or against the resolution.

18.21 Questions decided by majority

Subject to the requirements of the Corporations Act, a resolution is taken to be carried if a simple majority of the votes cast on the resolution are in favour of it.

18.22 Poll

If a poll is properly demanded, it must be taken in the manner and at the date and time directed by the chairman and the result of the poll is the resolution of the meeting at which the poll was demanded.

A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately.

A demand for a poll may be withdrawn.

18.23 Equality of votes - no casting vote for chairman

If there is an equality of votes, either on a show of hands or on a poll, the chairman of the meeting is not entitled to a casting vote in addition to any votes to which the chairman is entitled as a Member or proxy or attorney or representative.

18.24 Entitlement to vote

Subject to any rights or restrictions for the time being attached to any class or classes of Units and to this constitution:

(a) on a show of hands, each Member present in person and each other person present as a proxy, attorney or representative of a Member has one vote; and

(b) on a poll, each Member present in person has one vote for each one dollar of the value of the Units held by the Member and each person present as proxy, attorney or representative of a Member has one vote for each one dollar of the value of the Units held by the Member that the person represents.

A Member is not entitled to vote at a general meeting in respect of Units which are the subject of a current Restriction Agreement for so long as any breach of that agreement subsists.

18.25 Voting on a poll for Partly Paid Units

If a Member holds Partly Paid Units, the number of votes the Member has in respect of those Units on a poll is one dollar of the value of the Partly Paid Units.

18.26 Joint Unitholders' vote

If a Unit is held jointly and more than one Member votes in respect of that Unit, only the vote of the Member whose name appears first in the Register counts.

18.27 Vote of Member of unsound mind

If a Member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, then the Member's committee or trustee or any other person who properly has the management of the Member's estate may exercise any rights of the Member in relation to a meeting of Members as if the committee, trustee or other person were the Member.

18.28 Resolutions binding

A Resolution by:

(a) Members binds all Members; or

(b) Members of a Class, binds all Members of that Class,

whether or not they voted or were present at the meeting.

18.29 Objection to voting qualification

An objection to the right of a person to attend or vote at the meeting or adjourned meeting:

(a) may not be raised except at that meeting or adjourned meeting; and

(b) must be referred to the chairman of the meeting, whose decision is final.

A vote not disallowed under the objection is valid for all purposes.

18.30 *Validity of vote in certain circumstances*

A vote cast by a person as a proxy, attorney or representative is valid even if:

(a) the previous revocation of that person's authority by the death of the holder of the Units in respect of which the vote is cast or otherwise; or

(b) the execution of a transfer of those Units by that holder,

unless a notice in writing of the revocation or transfer has been received by the Manager or by the chairman of the meeting before the vote is cast.

18.31 Proxy form while Stapling applies

While Stapling applies, subject to the Corporations Act, the form of proxy used may be the same form as the Member uses to appoint a proxy to vote on their behalf in respect of the Attached Securities which they hold.

18.32 Meetings by technology

A meeting of Members or any class of Members may be held by means of such telephone, electronic or other communication facilities as permit all persons in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

18.33 Other attendees

While Stapling applies, the Manager, the auditor of the Trust and the representatives of each Stapled Entity may attend and speak at any meeting, or invite any other person to attend and speak.

18.34 Joint meetings

While Stapling applies, meetings of Members may be held in conjunction with meetings of the holders of Attached Securities and, subject to the Corporations Act, the Manager may make such rules for the conduct of such meetings as the Manager determines.

18.35 Meetings of Option holders

If any meeting of Option holders is required to be held the foregoing provisions of this clause 18 will apply with any necessary amendments.

19 Rights and liabilities of Manager

19.1 Holding Units

The Manager and its associates may hold Units in the Trust in any capacity.[26]

19.2 Other capabilities

Subject to the Corporations Act (to the extent relevant),[27] nothing in this constitution restricts the Manager (or its associates) from:

(a) dealing with itself (whether in its personal capacity, as trustee of the Trust, as trustee of another trust or in another capacity), any Stapled Entity, where the Stapled Entity is a company, or the responsible entity of a Stapled Entity, where the Stapled Entity is a managed investment scheme, an associate or with any Member;

(b) being interested in any contract or transaction with itself (whether in its personal capacity, as trustee of the Trust, as trustee of another trust or in another capacity), any Stapled Entity, where the Stapled Entity is a company, or the responsible entity of a Stapled Entity, where the Stapled Entity is a managed investment scheme, an associate or with any Member or retaining for its own benefit or for the benefit of the beneficiaries of another trust any profits or benefits derived from any such contract or transaction; or

(c) acting in the same or a similar capacity in relation to any other managed investment scheme,

("**Permitted Actions**") and the Manager is expressly authorised and empowered to engage in the Permitted Actions.

19.3 Manager may rely

The Manager may take and may act upon:

(a) the opinion or advice of counsel or solicitors, whether or not instructed by the Manager, in relation to the interpretation of this constitution or any other document (whether statutory or otherwise) or generally in connection with the Trust;

(b) advice, opinions, statements or information from any bankers, accountants, auditors, valuers and other persons consulted by the Manager who are in each case believed by the Manager in good faith to be expert in relation to the matters upon which they are consulted;

---

[26] See Section 601FG, Section 253E and Part 5C.7

[27] Refer Part 5C.7

(c) a document which the Manager believes in good faith to be the original or a copy of an appointment by a Member of a person to act as their agent for any purpose connected with the Trust; and

(d) any other document provided to the Manager in connection with the Trust upon which it is reasonable for the Manager to rely;

and the Manager will not be liable for anything done, suffered or omitted by it in good faith in reliance upon such opinion, advice, statement, information or document.

19.4 Manager's duties in relation to Stapling[28]

Notwithstanding any provision of this constitution, or any rule of law or equity to the contrary, in exercising any power or discretion conferred on it, the Manager may, subject to the Corporations Act, while Stapling applies, have regard to the interests of the Members of the Trust and the members of the Stapled Entities as a whole and not only to the interests of the Members of the Trust alone.

19.5 Reference to exercising power or discretion

The reference to exercising any power or discretion includes carrying out the Manager's functions and duties and identifying Members' rights and interests.

20 Limitation of liability and indemnity in favour of Manager

20.1 Manager not liable except to the extent Corporations Act imposes liability

The Manager is not liable in contract, tort or otherwise to Members for any loss suffered in any way relating to the Trust except to the extent that the Corporations Act imposes such liability.

20.2 Limitation on Manager's liability

Subject to the Corporations Act, the liability of the Manager to any person other than a Member in respect of the Trust (including in respect of any contracts entered into as trustee of the Trust or in relation to any Assets) is limited to the Manager's ability to be indemnified from the Assets.

20.3 Indemnity in favour of Manager

The Manager is entitled to be indemnified out of the Assets for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust[29].

[28] ASIC relief will be required for this

[29] See Section 601GA(2)

20.4 Indemnity includes acts and omissions of an agent or delegate

To the extent permitted by the Corporations Act,[30] the indemnity under clause 20.3 includes any liability incurred as a result of any act or omission of a delegate or agent appointed by the Manager.

20.5 Indemnity in addition to indemnity allowed by law

This indemnity is in addition to any indemnity allowed by law. It continues to apply after the Manager retires or is removed from the office it holds in relation to the Trust.

21 Liability of Members

21.1 Liability limited

Subject to clauses 21.2 and 21.3, the liability of a Member is limited to the amount if any which remains unpaid in relation to the Member's subscription for their Units.

21.2 Recourse limited to the Assets

In the absence of separate agreement with a Member, the recourse of the Manager and any creditor is limited to the Assets.

21.3 Tax and User Pays Fees

The Manager is entitled to be indemnified by a Member or former Member to the extent that the Manager incurs any liability for Tax or User Pays Fees as a result of the Member's action or inaction, or as a result of an act or omission requested by the Member or former Member.

21.4 Joint Members

Joint Members and former joint Members are jointly and severally immediately liable in respect of all payments including payments of Tax to which clause 21.3 applies, and User Pays Fees.

21.5 Deficiency in the Assets

A Member need not indemnify the Manager if there is a deficiency in the Assets or meet the claim of any creditor of the Manager in respect of the Trust.

21.6 Restrictions on Members

Except as otherwise set out in this constitution, a Member:

(a) must not interfere with any rights or powers of the Manager under this constitution;

[30] See Sections 601FB(2) and 601GA(2)

(b) must not exercise a right in respect of an Asset or lodge a caveat or other notice affecting an Asset or otherwise claim any interest in an Asset; or

(c) may not require an Asset to be transferred to the Member.

22 Remuneration and expenses of the Manager

22.1 Application fee

Subject to the Corporations Act, the Manager is entitled to be paid by the applicant in respect of each application for Units in the Trust which it accepts to a fee of 2% of the application money. When calculating the number of Units to be issued, the application fee must first be deducted from the value of the application money or property.

22.2 Management fee

Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a management fee equal to the Manager's reasonable estimate of its costs, including all overheads and whether incurred directly by the Manager or reimbursed by the Manager to any of its related bodies corporate, in providing its services as Manager for which it is not otherwise reimbursed pursuant to clause 22.5. This fee is to be payable from time to time upon demand by the Manager. The Manager may make a demand for payment for all or part of the fee at any time if it has incurred costs whether or not it has paid those costs. The entitlement to this fee commences from the Stapling Commencement Date and continues to the date of final distribution in accordance with clause 24.3. The Manager must produce a statement within 1 month from the end of each Quarter setting out the management fee for the Quarter and any amount remaining unpaid.

22.3 Acquisition fee

Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a fee equal to 1.5% of the acquisition price of properties acquired by the Trust, either by direct purchase or indirectly through an acquisition of units or other interests in a trust.

22.4 Waiver, deferral or reduction of fees

The Manager may accept lower fees than it is entitled to receive under this constitution or may defer payment for any period. Where payment is deferred, the fee accrues daily until paid.

22.5 Expenses

All expenses incurred by the Manager in relation to the proper performance of its duties in respect of the Trust[31] are payable or reimbursable out of the Assets to the extent that such reimbursement is not prohibited by the Corporations Act. This includes expenses connected with:

[31] Refer Section 601GA(2)(b)

(a) this constitution and the formation of the Trust and registration of the Trust as a registered scheme;

(b) the preparation, review, distribution and promotion of any prospectus or offering memorandum in respect of Units and/or Stapled Securities and other promotion of the Trust or the Stapled Entities;

(c) the acquisition, disposal, insurance, custody and any other dealing with Assets;

(d) any proposed acquisition, disposal or other dealing with an investment;

(e) the administration or management of the Trust or its Assets and Liabilities including expenses in connection with the Register or the valuation of any Asset or the Trust as a whole;

(f) borrowing arrangements on behalf of the Trust or guarantees in connection with the Trust, including hedging costs;

(g) underwriting of any subscription or purchase of Units and/or Stapled Securities including underwriting fees, handling fees, costs and expenses (including marketing and roadshow costs, travel and accommodation expenses and legal fees), amounts payable under indemnity or reimbursement provisions in the underwriting agreement and any amounts becoming payable in respect of any breach (other than for negligence, fraud or breach of duty) by the Manager of its obligations, representations or warranties under any such underwriting agreement;

(h) convening and holding meetings of Members, the implementation of any Resolutions and communications with Members and attending any meeting of the Stapled Entities;

(i) Tax, including any amount charged by a supplier of goods or services, or both, to the Manager by way of or as a reimbursement for GST;

(j) financial institution fees;

(k) the engagement of agents (including real estate agents and managing agents), valuers, contractors and advisers (including legal advisers) whether or not the agents, valuers, contractors or advisers are associates of the Manager;

(l) preparation and audit of the taxation returns, accounting records and accounts of the Trust;

(m) termination of the Trust and the retirement or removal of the Manager and the appointment of a replacement;

(n) any court proceedings, arbitration or other dispute concerning the Trust including proceedings against the Manager, except to the extent that the Manager is found by a court to be in breach of trust or to have

been grossly negligent, in which case any expenses paid or reimbursed under this clause 22.5(n) must be repaid;

(o) all damages, expenses, payments, legal and other costs and disbursements incurred by the Manager in relation to or in connection with any claim, dispute or litigation ("**Claim**") arising as a result of or in connection with any untrue representation or warranty contained in any document relating to any investment by the Trust including any project document in connection with the investment and any offering document or borrowing document in connection with the Trust except where the Claim arises out of the fraud or wilful default of the Manager;

(p) the compliance committee established by the Manager in connection with the Trust (if any), including any fees paid to, or insurance premiums[32] in respect of, compliance committee members;

(q) while there is no compliance committee, any costs and expenses associated with the board of directors of the Manager carrying out the functions which would otherwise be carried out by a compliance committee, including any fees paid to or insurance premiums in respect of external directors appointed to satisfy the requirements of Chapter 5C of the Corporations Act;

(r) the preparation, implementation, amendment and audit of the compliance plan;

(s) the appointment of any compliance officer to undertake compliance work for the Trust;

(t) the preparation of reports including compliance reports;

(u) the promotion of the Trust generally;

(v) recording, responding to and dealing with any complaints from Members in connection with the Trust;

(w) complying with any law, and any request or requirement of the ASIC; and

(x) the admission of the Trust to any stock exchange, the Official Quotation of Units or Stapled Securities and compliance with the rules of such an exchange.

22.6 GST

The User Pays Fees and the fees payable out of the Assets to the Manager under this constitution do not include any amount referable to GST. If the Manager is or becomes liable to pay GST in respect of any supply under or in connection with this constitution (including, without limitation, the supply of any goods, services, rights, benefits or things), then, in addition to any fee or other amount or consideration payable to the Manager in respect of the

[32] See Section 601JG

supply, the Manager is entitled to be paid an additional amount on account of GST, such amount to be calculated by multiplying the fee, amount or consideration for the part of the supply which is a taxable supply for GST purposes by the prevailing rate of GST, and the Manager shall be entitled to be reimbursed or indemnified for such amount of GST out of the Assets.

23 Duration of the Trust

23.1 Initial settlement

The Trust commences when the Manager's nominees subscribe $100 for Units in the Trust. The Manager's nominees must be issued with 100 fully paid Units in return for that payment.

23.2 Termination

The Trust terminates on the earliest of:

(a) the date specified by the Manager as the date of termination of the Trust in a notice given to Members; and

(b) [deleted]

(c) the date on which the Trust terminates in accordance with another provision of this constitution or by law.[33]

24 Procedure on termination

24.1 Realisation of Assets

Following termination, the Manager must realise the Assets. This must be completed in 180 days if practical and in any event as soon as possible after that.

24.2 Audit of winding up

If and to the extent that ASIC policy so requires, the Manager must arrange for independent review or audit of the final accounts of the Trust by a registered company auditor.

24.3 Distribution following termination

The net proceeds of realisation, after making allowance for all Liabilities of the Trust (actual and anticipated) and meeting the expenses (including anticipated expenses) of the termination, must be distributed to Members in accordance with the following formula:

$$\frac{(A + X) \times B}{C} - Y$$

Where:

[33] See Part 5C.9 on winding up

A = the amount remaining in the Trust after deduction of the Liabilities and expenses referred to in this clause 24.3;

B = the aggregate of the number of Units held by the Member as at termination, including both Fully Paid Units and Partly Paid Units; and

C = the aggregate of the total number of Units in issue as at termination, including both Fully Paid Units and Partly Paid Units;

X = the aggregate of the amounts remaining unpaid on all Partly Paid Units in issue (if any) ; and

Y = the aggregate of the amounts remaining unpaid on all Partly Paid Units held by the Member (if any) as at termination.

If the calculation of the entitlement to distribution of capital in respect of a particular Member in accordance with the formula in this clause 24.3 results in a negative dollar amount, then that Member must pay to the Manager within 30 days of the date of a written request to do so that dollar amount, and the amount so required to be paid will become an Asset available for distribution on the winding up of the Trust.

The Manager may distribute proceeds of realisation in instalments.

24.4 Constitution applies until date of final distribution

Subject to the Corporations Act, the provisions of this constitution continue to apply from the date of termination until the date of final distribution under clause 24.3, but during that period the Manager may not accept any applications for Units from a person who is not an existing Member.

25 Amendments to this constitution

25.1 Manager may amend

If the Corporations Act allows, [34] this constitution may be amended:

(a) by Resolution;[35] or

(b) by deed executed by the Manager.

If the constitution is amended by Resolution, the Manager may give effect to the amendments by executing a supplemental deed.

25.2 Statutory requirements

If the Corporations Act or any relief from the provisions of the Corporations Act granted by the ASIC requires that this constitution contain certain provisions, then those provisions are deemed to be incorporated into this

[34] See Section 601GC for power to amend the constitution. The amendment cannot take effect until a copy of the modification is lodged with the ASIC

[35] The required majority for such a Resolution under section 601GC(1)(a) is 75%.

constitution at all times at which they are required to be included and prevail over any other provisions of this constitution to the extent of any inconsistency. Clause 25.1 does not apply to provisions deemed by this clause 25.2 to be incorporated in the constitution.

26 Compliance committee

If any Compliance Committee Member incurs a liability in that capacity in good faith, the Compliance Committee Member is entitled to be indemnified out of the Assets in respect of that liability to the extent permitted by the Corporations Act.[36]

27 Complaints

If a Member submits to the Manager a complaint alleging that the Member has been adversely affected by the Manager's conduct in its management or administration of the Trust, the Manager:

(a) must, if the complaint is in writing, acknowledge in writing receipt of the complaint as soon as practicable and in any event within 14 days from receipt;

(b) must ensure that the complaint receives proper consideration resulting in a determination by a person or body designated by the Manager as appropriate to handle complaints;

(c) must act in good faith to deal with the complaint by endeavouring to correct any error which is capable of being corrected without affecting the rights of third parties;

(d) may in its discretion give any of the following remedies to the complainant:

   (i) information and explanation regarding the circumstances giving rise to the complaint;

   (ii) an apology; or

   (iii) compensation for loss incurred by the Member as a direct result of the breach (if any); and

(e) must communicate to the complainant in relation to the complaint as soon as practicable and in any event not more than 45 days after receipt by the Manager of the complaint:

   (i) the determination in relation to the complaint;

   (ii) the remedies (if any) available to the Member; and

   (iii) information regarding any further avenue for complaint.

[36] See section 601JF

28 Listing rules

28.1 While Units Officially Quoted

While the Trust is admitted to the official list of the ASX, the following applies.

(a) Notwithstanding anything contained in this constitution, if the Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in this constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this constitution to contain a provision and it does not contain such a provision, this constitution is taken to contain that provision.

(e) If the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution is taken not to contain that provision.

(f) If any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution is taken not to contain that provision to the extent of the inconsistency.

28.2 Change in the text of the Constitution due to clause 28.1

In accordance with ASIC Class Order 98/1808 or its equivalent and for so long as it applies to the Trust, a change in the text of this constitution because of the operation of clause 28.1 is not a modification of, or the repeal or replacement of the constitution for the purposes of subsection 601GC(1) and (2) of the Corporations Act. Clause 25.1 does not apply to changes in the text of the constitution because of the operation of clause 28.1.

29 Small Holdings

29.1 Divestment Notice

If the Manager determines that a Member is a Small Holder the Manager may give the Member a Divestment Notice to notify the Member:

(a) that the Member is a Small Holder, the number of Units making up and the Market Value of the Small Holding and the date on which the Market Value was determined;

(b) that the Manager intends to sell the Relevant Units in accordance with this clause after the end of the Relevant Period specified in the Divestment Notice;

(c) after the end of the Relevant Period the Manager may for the purpose of selling the Relevant Units that are in a CHESS Holding initiate a Holding Adjustment to move those Units from that CHESS Holding to an Issuer Sponsored Holding or Certificated Holding.

If the SCH Business Rules apply to the Relevant Units, the Divestment Notice must comply with the SCH Business Rules.

29.2 Relevant Period

The Relevant Period must be at least seven days from the date the Divestment Notice was given.

29.3 Company can sell Relevant Units

At the end of the Relevant Period the Manager is entitled to sell on-market or in any other way determined by the Manager the Relevant Units of a Member who is a Small Holder.

29.4 No obligation to sell

The Manager is not bound to sell any Relevant Units which it is entitled to sell under this clause 29 but unless the Relevant Units are sold within 6 weeks after the end of the Relevant Period the Manager's right to sell the Relevant Units under the Divestment Notice relating to those Units lapses and it must notify the Member to whom the Divestment Notice was given accordingly.

29.5 Company as Member's attorney

To effect the sale and transfer by the Manager of Relevant Units of a Member, the Member appoints the Manager and each director and secretary of the Manager jointly and severally as the Member's attorney in the Member's name and on the Member's behalf to do all acts and things which the Manager considers necessary or appropriate to effect the sale or transfer of the Relevant Units and, in particular:

(a) to initiate a Holding Adjustment to move the Relevant Units from a CHESS Holding to an Issuer Sponsored Holding or a Certificated Holding; and

(b) to execute on behalf of the Member all deeds, instruments or other documents necessary to transfer the Relevant Units and to deliver any such deeds, instruments or other documents to the purchaser.

29.6 Conclusive evidence

A statement in writing by or on behalf of the Manager under this clause 29 is binding on and conclusive against (in the absence of manifest error) a Member. In particular, a statement that the Relevant Units specified in the statement have been sold in accordance with this clause 29 is conclusive against all persons claiming to be entitled to the Relevant Units and discharges the purchaser from all liability in respect of the Relevant Units.

29.7 Registering the purchaser

The Manager must register the purchaser of Relevant Units as the holder of the Relevant Units transferred to the purchaser under this clause. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Units transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Manager under this clause 29.

29.8 Payment of proceeds

Subject to clause 29.9, where:

(a) Relevant Units of a Member are sold by the Manager on behalf of the Member under this clause; and

(b) the certificate for the Relevant Units (unless the Manager is satisfied that the certificate has been lost or destroyed or the Relevant Units are uncertificated securities) has been received by the Manager,

the Manager must, within 60 days of the completion of the sale, send the proceeds of sale to the Member entitled to those proceeds by sending a cheque payable to the Member through the post to the address of the Member shown in the Register, or in the case of joint holders, to the address shown in the Register as the address of the Member whose name first appears in the Register. Payment of any money under this clause is at the risk of the Member to whom it is sent.

29.9 Costs

The Manager is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Manager. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the Member) payable by the Manager in connection with the sale and transfer of the Relevant Units.

29.10 Remedy limited to damages

The remedy of a Member to whom this clause applies, in respect of the sale of the Relevant Units of that Member is expressly limited to a right of action in damages against the Manager to the exclusion of any other right, remedy or relief against any other person.

29.11 Dividends and voting suspended

Unless the Manager determines otherwise, the rights to receive payment of distributions and to vote attached to the Relevant Units of that Member are suspended until the Relevant Units are transferred to a new holder or that Member ceases to be a Small Holder. Any distributions that would, but for this clause 29.11, have been paid to that Member must be held by the Manager and paid to that Member within 60 days after the earlier of the date the Relevant Units of that Member are transferred and the date that the Relevant Units of that Member cease to be subject to a Divestment Notice.

29.12 12 month limit

If it is a requirement of the Listing Rules, the Manager must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by clause 29.13).

29.13 Effect of takeover bid

From the date of the announcement of a takeover bid for the Units until the close of the offers made under the takeover bid, the Manager's powers under this clause to sell Relevant Units of a Member cease. After the close of the offers under the takeover bid, the Manager may give a Divestment Notice to a Member who is a Small Holder, despite clause 29.12 and the fact that it may be less than 12 months since the Manager gave a Divestment Notice to that Member.

29.14 While Stapling applies

While Stapling applies, no sale under this clause 29 may occur unless, at the same time as Units are sold, an identical number of Attached Securities are also sold.

30 Stapling

30.1 Paramountcy of Stapling provisions

Subject to clauses 25.2 and 28.1, the provisions of this constitution relating to Stapling prevail over all other provisions of this constitution including any that are expressed to prevail over others, except where this would result in a breach of the Corporations Act, the Listing Rules (if the Listing Rules apply) or any other law.

30.2 Maintenance of Listing and Consistency with Constitutions of the Stapled Entities

The Manager must use every reasonable endeavour to procure that if the Stapled Securities are and continue to be Listed as one joint security, that the Stapled Securities are dealt with under this constitution in a manner consistent with the provisions relating to the Attached Securities in the constitutions of the Stapled Entities.

30.3 Stapling - general information

The Units (other than APG Held Units) are intended to be stapled to the Attached Securities in the ratio of one Unit to one of each category of the Attached Securities as from the Stapling Commencement Date. The intention is that, so far as the law permits, a Unit (other than an APG Held Unit) and one of each category of the Attached Securities which are Stapled together shall be treated as one security. If further Attached Securities are from time to time Stapled to the Units, or if Attached Securities are unstapled from the Units, the intention is that, so far as the law permits, a Unit (other than an APG Held Unit) and one of each category of the Attached Securities which are Stapled together shall be treated as one Security. This clause 30.3 does

not prevent the Stapled Company, APT Manager or any of their controlled entities or nominees from holding Units which are not subject to Stapling.

30A Restructure

30A.1 Implementation of Proposal

At any time upon and after the Effective Date, the Manager has power to do all things which it considers are necessary, desirable or reasonably incidental to give effect to the Proposal in accordance with the Implementation Deed.

30A.2 Express powers of Manager

Without limiting clause 30A.1 but subject to clause 30A.3 and despite any other provision in this constitution, the Manager has power:

(a) on the Implementation Date, to subdivide all the Units in the ratio of each pre-conversion Unit being converted into the Subdivision Number of post-conversion Units and, if as a result of that conversion, the number of post-conversion Units held by a Member is not a whole number, then that Member must be registered in respect of the whole number of post-conversion Units above the number which that Member would otherwise hold;

(b) on receipt of:

  (i) a subscription form from either the APT Manager or the Stapled Company on behalf of each APG Securityholder for the allotment and issue of one post-conversion Unit for each APG Stapled Security held by that APG Securityholder on the Stapling Record Date at the Unit Price for each Unit;

  (ii) together with a cheque for the total application money for the Units referred to in sub-paragraph (i),

  to issue to each APG Securityholder the number of post-conversion Units requested in the application under sub-paragraph (i) and record the issue of those Units in the Register;

(c) after Registration of the issues of Units referred to in paragraph (b):

  (i) execute as agent and attorney for each Relevant Member a request to redeem all Redemption Units held by each Relevant Member in accordance with the Implementation Deed; and

  (ii) record the redemption of the Redemption Units in the Register and pay the Redemption Proceeds to each Relevant Member in accordance with the Implementation Deed;

(d) to issue to Members new holding statements or other evidence of entitlement in respect of Units of which the Member is the registered holder after the Proposal is implemented and, in the alternative, to issue or cooperate in the issuing of a single holding statement

reflecting the Member's holding of Units and Attached Securities; and

(e) to execute all documents and do all things which it considers necessary, desirable or reasonably incidental to give effect to the Proposal and to appoint any individual or individuals of its choosing to execute any such documents or do any such things.

30A.3 Appointment as agent and attorney for Members

At all times on and after the Effective Date, the Manager is irrevocably appointed the agent and attorney for each Member to do all things which the Manager considers are necessary, desirable or reasonably incidental to give effect to the Proposal.

30A.4 Specific appointment as agent and attorney for Members

Without limiting clause 30A.3, the Manager is irrevocably appointed as the agent and attorney of each Member to execute a redemption request (which may be a master redemption request) in respect of the Redemption Units.

30A.5 Authorisation

The Manager is authorised to execute the documents and do all things under clauses 30A.2 and 30A.3 without needing further authority or approval from Members and may do so even if it has an interest in the outcome of such exercise.

30A.6 Relevant Member's entitlement on redemption

Despite any other provision of this constitution, upon redemption of each Relevant Member's Redemption Units pursuant to this clause 30A.6, each Relevant Member will receive in full and final settlement of all rights and entitlements to capital or income of the Trust only the Redemption Proceeds for such redemption, and without limitation, no Relevant Member will be entitled to any other or further consideration consequent upon such redemption, or any other payments or distributions of capital or income from the Trust with respect to any period.

30A.7 Manager's limitation of liability

Without derogating from any limitation of the Manager's liability in terms of this constitution, the Manager has no liability to Members of any nature whatsoever beyond the Assets whether arising, directly or indirectly, from the Manager doing or refraining from doing any act (including the execution of any document) in exercising its powers pursuant to this clause 30A in connection with the implementation of the Proposal in accordance with the Implementation Deed.

30A.8 Options

The Manager must issue Units on exercise of an APG Option in accordance with the Implementation Deed. The Application Price of a Unit issued under this clause 30A.8 is 3.89% of the exercise price of the APG Option at the date of exercise of the APG Option.

30A.9 Definitions

In this clause 30A, the following words and expressions have these meanings unless the contrary intention clearly appears:

APG Option means an Option granted to a director or employee of the Stapled Company, by the Stapled Company to acquire a Stapled Share and by the APT Manager to acquire an APT Unit.

APG Securityholder means the holder of an APG Stapled Security.

APG Stapled Security means a share in the Stapled Company and a unit in Australand Property Trust which are Stapled.

AWPT4 Manager means Australand Wholesale Investments Limited (ABN 12 086 673 092) in its capacity as responsible entity of AWPT4.

Effective Date means the Effective Date as that term is defined in the Implementation Deed.

Implementation Date means the Implementation Date as that term is defined in the Implementation Deed.

Implementation Deed means the deed made between the Manager, the AWPT4 Manager, APT Manager and the Stapled Company dated 27 July 2005, as amended.

Proposal means the transactions contemplated and described in the Implementation Deed.

Redemption Price means the following amount (rounded to five decimal places):

$$RP = \frac{\$1.2350 + (\$0.00048 \times X)}{SN}$$

Where:

RP = Redemption Price

X = the number of days from and including 1 October 2005 to but excluding the date of despatch of cheques in payment for the redemption of the Units under this clause 30A

SN = the Subdivision Number

Redemption Proceeds in respect of a Relevant Member, means the number of Redemption Units held by the Relevant Member multiplied by the Redemption Price, with the total amount rounded down to the nearest whole cent.

Redemption Units means all post-conversion Units held by Relevant Members on issue at 5.00 pm (Sydney time) on the Stapling Record Date.

Relevant Member means a Member, excluding those issued Units under this clause 30A and those holding APG Held Units, listed on the Register as the

holder of a Unit at 5.00 pm (Sydney time) on the Stapling Record Date and includes persons jointly listed.

Stapling Record Date means 7.00 pm (Sydney time) on the fifth Business Day following the Effective Date or such other time agreed before that date between the Manager, the APT Manager, the AWPT4 Manager and the Stapled Company and permitted by ASX.

Subdivision Number means the number determined as follows (rounded to four decimal places):

$$SN = \frac{Z}{X - Y}$$

Where:

SN = Subdivision Number

X = Number of Units on issue on the Stapling Record Date

Y = Number of APG Held Units on the Stapling Record Date

Z = Number of APG Stapled Securities on issue on the Stapling Record Date

Unit Price means $0.06405.

31 References to Corporations Act

Any provision of this constitution which is expressed to apply subject to the Corporations Act shall only be read as subject to the Corporations Act while the Trust is a registered scheme.

32 Interpretation

32.1 Definitions

In this constitution these words and phrases have the following meaning unless the contrary intention appears:

Aggregate Unpaid Amount: the aggregate of the amounts of the Application Prices of all Partly Paid Units which have not been paid.

APG Held Units: Units held by or on behalf of the Stapled Company, APT Manager or any of their controlled entities.

Application Price: the application price for a Unit calculated in accordance with this constitution.[37]

[37] See "Application Price for Units"

Approved Valuer: any person, independent of the Manager, who is duly qualified to value any Assets of the Trust.

APT Manager: is Australand Property Limited (ACN 105 462 137) in its capacity as responsible entity of Australand Property Trust and includes its successors.

APT Unit: means a unit in Australand Property Trust.

ASIC: the Australian Securities and Investments Commission or any regulatory body which replaces it or performs its functions.

ASIC Class Order 98/1808: means the class order issued by ASIC on 2 October 1998 entitled "Allowing constitutions to use Appendix 15A of the ASX Listing Rules."

Assets: all the property, rights and income of the Trust, but not application money or property in respect of which Units have not yet been issued, or any amount in the distribution account.

ASX: the Australian Stock Exchange Limited or the market operated by it as the context requires.

Attached Securities: a Stapled Share, APT Unit and any other security or securities which are from time to time Stapled or to be Stapled to a Unit.

Australand Property Group: means, collectively, the Trust, Australand Property Trust, the Stapled Company, each other Stapled Entity and each of their respective Subsidiaries, and "Group Member" means any one or more of them.

Australand Property Trust: the trust of that name constituted by deed dated 14 September 2003 (as amended).

Australian Financial Services Licence: means the licence issued by ASIC to financial services providers pursuant to Chapter 7 of the Corporations Act.

Base Management Fee: the fee payable in accordance with clause 22.2.

BBSW: for a period:

(a) the rate determined by the Manager to be the arithmetic mean (rounded up, if necessary, to the nearest 0.01%) of the bid rates displayed at or about 10.30am Sydney time on the first day of that period on the Reuters screen BBSW page for a term of one month after eliminating one of the highest and one of the lowest of those rates; or

(b) if for any reason there are no rates displayed for a term then BBSW will be the rate determined by the Manager to be the average of the buying rates quoted to the Manager by 3 Australian banks selected by the Manager at or about that time on that day. The buying rates must be for bills of exchange which are accepted by an Australian bank and which have a term equivalent to one month.

Business Day: a day other than a Saturday or Sunday on which banks are open for general banking business in Sydney and Melbourne but if the Units are Officially Quoted has the meaning given to that term in the Listing Rules.

Certificated Holding: has the same meaning as in the SCH Business Rules.

CHESS: means the ASX's Clearing House Electronic Sub-Register System which provides the central register for electronic transfer of share ownership.

CHESS Approved Securities: means securities approved by SCH in accordance with Section 3 of the SCH Business Rules.

CHESS Holding: has the same meaning as in the SCH Business Rules.

CHESS Subregister: means that part of the register for a class of CHESS Approved Securities that is administered by SCH and records uncertificated holdings of securities in that class.

CHESS System: a system for the transfer of securities in respect of which approval has been given by the ASX Settlement and Transfer Corporation Pty Limited ACN 008 504 532 (or such other body corporate approved by under section 779B(1) of the Corporations Act) in accordance with the SCH Business Rules.

Claim: has the meaning given to it in clause 22.5(o) of this constitution.

Class: a class of Units.

Compliance Committee Member: a member of a compliance committee established by the Manager in connection with the Trust.

Corporations Act: the Corporations Act 2001 (Cwlth).

Details: the section of this constitution headed "Details".

Distributable Amount: has the meaning given in clause 12.3.

Distribution Calculation Date: the last day of each Financial Year or such other days as the Manager designates.

Distribution Date: the date that a distribution under clause 12 must be made.

Distribution Entitlement: has the meaning given in clause 12.3.

Distribution Period:

(a) for the first distribution period, the period from the establishment of the Trust to the next Distribution Calculation Date;

(b) for the last distribution period, the period from the day after the preceding Distribution Calculation Date to the date of distribution on winding up of the Trust; and

(c) in all other circumstances, the period from the day after the preceding Distribution Calculation Date to the next occurring Distribution Calculation Date.

Divestment Notice: a notice given under clause 29.1 to a Small Holder.

Financial Year:

(a) for the first financial year, the period from the establishment of the Trust to the next 30 June;

(b) for the last financial year, the period from 1 July before the date the Trust terminates to the date of distribution on winding up of the Trust;

(c) for the period from 1 July 2005 to 31 December 2005, that period; and

(d) in all other circumstances, the 12 month period ending on 30 June in each year.

First Notice: has the meaning given to it in clause 5.4 of this constitution.

Fully Paid Unit: a Unit on which the Application Price has been fully paid.

GST: a goods and services tax, value added tax, consumption tax or a similar tax or a tax on services only.

Holding Adjustment: has the same meaning as in the SCH Business Rules.

Issuer Sponsor Holding: has the meaning given in the SCH Business Rules.

Liabilities: all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust but excluding any amount representing unitholders' capital, undistributed profits, interest attributable to unitholders accruing on unitholder capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust.

Liquid: has the same meaning as in the Corporations Act.[38]

Listed:

(a) in the case of the Trust, the trust being listed on the ASX; and

(b) in the case of Securities, the Units or the Stapled Securities being Officially Quoted,

and **Listing** has a corresponding meaning.

Listing Rules: the listing rules of the ASX and any other rules of the ASX which are applicable while the Trust is admitted to the official list of the

[38] Refer Part 5C.6

ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX.

Manager: from the time the Trust is registered with ASIC as a managed investment scheme, the company which is registered with the ASIC as the single responsible entity for the Trust under the Corporations Act.

Market Price: of a Security on a particular day:

(a) the weighted average price per Security for sales on the ASX (excluding any special crossings) for the period of 15 Trading Days immediately prior to the relevant day (whether or not a sale was recorded on any particular day); or

(b) if:

  (i) Securities have not been Officially Quoted for at least 15 consecutive Trading Days before the relevant day; or

  (ii) in the Manager's opinion a determination under paragraph (a) of this definition would not provide a fair reflection of the current market value of the Security,

  the price per Security that an independent valuer determines to be the market price of the Security on the relevant day.

However, if the Manager believes that the calculation under paragraph (a) or (b) does not provide a fair reflection of the market price, the Market Price will be an amount calculated in a manner which complies with the Corporations Act, as set out in the offer document for the Securities and which in the opinion of an Approved Valuer will approximate the fair market price of the Security.

Market Value: in relation to a Unit:

(a) while Units form part of Stapled Securities, is the closing price on SEATS of a Stapled Security; or

(b) in all other cases, is the closing price on SEATS of the Units.

Member: the person Registered as the holder of a Unit (including persons jointly Registered) and where required by the Corporations Act or the context includes the holder of an Option.

Net Asset Value: the value of the Assets calculated in accordance with clause 9 less the Liabilities.

Officially Quoted: quotation on the official list of the ASX, including when quotation is suspended for a continuous period of not more than 60 days. Official Quotation has the corresponding meaning.

Operating Income: the gross income realised by the Trust from its operations including rent, interest, dividends, distributions and otherwise less expenses arising in deriving that income including, but not limited to:

(a) property outgoings;

(b) repairs and maintenance;

(c) interest and other borrowing costs;

(d) fees paid to the Manager; and

(e) any other amount that the Manager considers prudent or appropriate to allow for contingencies or future expenses that will or may arise in respect of the Trust.

Option: an option granted by the Manager in respect of an unissued Unit.

Paid-up Proportion: the number obtained by adding each Partly Paid Unit multiplied by its Relevant Percentage.

Partly Paid Unit: a Unit on which the Application Price has not been paid in full.

Prescribed Time: 2:00pm Sydney time, or such other time or times as the Manager determines.

Quarter: each 3 month period ending on the Quarter End Date or such shorter period of time if the period ends on the date of Termination of this Trust or the date of retirement of the Manager or commences on the date of commencement of the Trust.

Quarter End Date: each 31 March, 30 June, 30 September and 31 December and if the effective date of termination of the Trust or retirement of the Manager is another date, that date.

Ratings Agency: any internationally recognised ratings agency as determined by the Manager.

Redemption Price: is the price determined in accordance with clause 9.1.

Register: the register of Members kept by the Manager under the Corporations Act.

Registered: recorded in the Register.

Registered Scheme: means a scheme required to be registered pursuant to Section 601EB of the Corporations Act.

Registration: recording in the Register.

Related Entity has the meaning given in the Corporations Act 2001

Relevant Percentage: in the case of a Partly Paid Unit the percentage calculated in accordance with the following formula at the relevant time:

$$\frac{A-B}{A} \times \frac{100}{1}$$

where

A means the sum determined by dividing Net Asset Value plus the Aggregate Unpaid Amount by the number of Units in issue;

B means the amount of the Application Price of the Unit which is unpaid.

Relevant Period: the period specified in a Divestment Notice under clauses 29.1 and 29.2.

Relevant Units: the Units specified in a Divestment Notice.

Resolution:

(a) a resolution passed at a meeting of Members in the Trust:

(i) on a show of hands, by the required majority of Members present in person or by proxy and voting on the show of hands; or

(ii) on a poll, by the required majority of votes cast by Members present in person or by proxy and voting on the poll; or

(b) where the law allows, a resolution in writing signed by Members holding the required majority of the Units in the Trust.

Except where this constitution or any applicable law provides otherwise, the "required majority" is a simple majority.[39]

Restriction Agreement: a restriction agreement within the meaning and for the purposes of the Listing Rules.

Restricted Securities: has the same meaning as in the Listing Rules.

SCH: stands for securities clearing house and in the SCH Business Rules means ASX Settlement and Transfer Corporation Pty Limited (ACN 008 504 532) as the operator of an approved clearing and settlement facility under the Corporations Act.

SCH Business Rules means the rules that govern the operation of the CHESS, the electronic transfer and settlement system and the CHESS Subregister.

SEATS: has the same meaning as in the SCH Business Rules.

Security: means while the Units are Stapled, a Stapled Security and while the Units are not Stapled, a Unit.

Small Holder: is a Member who is a holder or a joint holder of a Small Holding.

---

39 Circumstances where a special resolution is required include a vote on amendments to this constitution if necessary (see section 601GC(1)(a)). For voting on winding up by Members and choosing a new responsible entity see sections 601FL and 601NB.

Small Holding: is a holding of Units created by the transfer of a parcel of Units the aggregate Market Value of which at the time a proper SCH transfer was initiated or a proper based transfer was lodged, was less than a marketable parcel of Units as provided under the Listing Rules.

Stapled: the linking together of Units and Attached Securities so that one may not be transferred, or otherwise dealt with, without the other or others and which are quoted on the ASX jointly as a "stapled security" or such other term as the ASX permits.

Stapled Company: means Australand Holdings Limited (ACN 008 443 696).

Stapled Entity: means Australand Property Trust, the Stapled Company and any other trust, corporation or managed investment scheme whose securities are Stapled to the Units.

Stapled Security: a Unit and each Attached Security which are Stapled together and registered in the name of the Member.

Stapled Security Holder: the Member under this constitution and the holder of Attached Securities.

Stapled Share: an ordinary share in the Stapled Company.

Stapling: the process that results in Units and Attached Securities being and remaining Stapled to each other.

Stapling Commencement Date: the date upon which Stapling of the Units to Stapled Shares and APT Units is to commence as determined by the Manager.

Subsidiary: of an entity means another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or a trust which is controlled by the first within the meaning of control under section 50AA of the Corporations Act.

Sub Trust: is each trust which is wholly owned and controlled by the Manager in its capacity as Manager of the Trust, whether established before or after the date of the Information Memorandum.

Tax: all kinds of taxes, duties, imposts, deductions and charges imposed by a government including GST or any amount recovered from the Manager by way of reimbursement of GST or any amount included either expressly or impliedly in an amount paid or payable by the Manager on account of GST, together with interest and penalties.

Tax Act: the Income Tax Assessment Act 1936 (*1936 Act*), the Income Tax Assessment Act 1997 (*1997 Act*) or both the 1936 Act and the 1997 Act, as appropriate.

Trading Day: those Business Days on which buying and selling occurs through SEATS.

Transaction Costs: when calculating the Application Price of a Unit, the Manager's estimate of the total cost of acquiring the Assets, provided that

subject to the Corporations Act[40] the Manager may in connection with any particular application for Units deem these costs to be a lesser sum or zero.

Trust: the trust constituted under or governed by this constitution.

Trust Fund: means each amount held by the Manager under clause 3.1 of this deed in respect of the Trust together with any other property which the Manager receives, has vested in it or otherwise acquires to hold on the trusts of this deed, and any property which represents the proceeds of sale of any such property.

Trust Property: all properties held by the Trust or a Sub Trust.

Uncalled Amount: in respect of a Unit, the amount of the Application Price which has not been paid or called under this constitution.

Unit: an undivided share in the beneficial interest in the Trust as provided in this constitution.

User Pays Fees: any cost incurred in relation to:

(a) an entitlement to a payment or a payment to or from the Trust in respect of a Member; or

(b) any act or omission requested by a Member,

which the Manager considers should be borne by that Member.

Valuation Time: a time at which the Manager calculates Net Asset Value.

32.2 Interpretation

Unless the contrary intention appears, in this constitution:

(a) terms defined in the Corporations Act are used with their defined meaning;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements;

(c) the singular includes the plural and vice versa;

(d) the words "includes" or "including", "for example" or "such as" when introducing a list of items do not exclude a reference to other items, whether of the same class or genus or not;

(e) amend includes delete or replace;

(f) person includes a firm, a body corporate, an unincorporated association or an authority;

---

[40] See section 601FC(1)(d)

(g) the cover page, contents, headings (except in so far as they are used as a means of cross reference), footnotes, marginal notes and finding lists are for convenience only and do not affect interpretation of this constitution;

(h) a reference to a year (other than a Financial Year) or month means a calendar year or calendar month respectively;

(i) a reference to dollars or $ is a reference to the currency of Australia.

32.3 Other documents

A document does not become part of this constitution by reason only of that document referring to this constitution or vice versa, or any electronic link between them.

32.4 *Constitution legally binding*[41]

This constitution binds the Manager and each present and future Member and any person claiming through any of them in accordance with its terms (as amended from time to time) as if each of them had been a party to this constitution.

32.5 Severance

If all or part of any provision contained in this constitution is void or invalid or would otherwise result in all or part of this constitution being void or invalid for any reason, then such part is to be severed from this constitution without affecting the validity or operation of any other provision of this constitution.

32.6 Governing law

This constitution is governed by the law in force in the place specified in the Details.

32.7 Other obligations excluded

Except as required by the Corporations Act all obligations of the Manager which might otherwise be implied or imposed by law or equity are expressly excluded to the extent permitted by law, including without limitation any obligation of the Manager in its capacity as trustee of the Trust arising under any statute.

EXECUTED as a deed

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41 Refer Section 601GB

Schedule 1 - When Trust is not a Registered Scheme

The following provisions operate when the Trust is not a Registered Scheme:

9 Redemption Price of Units

Replacement clause 9.2 applies as follows:

9.2 Each of the variables in clause 9.1 must be determined at the next Valuation Time after the Manager receives a withdrawal request.

10 Withdrawal procedures

Clause 10.4 does not apply

Replacement clause 10.5 applies as follows:

10.5 The Manager must satisfy a withdrawal request in respect of a Unit by payment from the Assets of the Redemption Price calculated in accordance with clause 9. The payment must be made within a reasonable period.

Clauses 10.7 to 10.12 do not apply

14 Power of the Manager

New clause 14.9A applies as follows:

14.9A The Manager must act in accordance with the directions given from time to time by the sole Member (if there is only one Member) or jointly by all Members so as to allow the sole Member or the Members acting together to have day-to-day control over the operations of the Trust. The Manager may seek directions from the sole Member or the Members on any matter.

15 Retirement of the Manager

Replacement clause 15.1 applies as follows:

15.1 The Manager may retire on 3 months' notice to Members (or such shorter period as they agree). On retirement, the Manager may appoint in writing another person to be the Manager.

18 Meetings of Members

A new clause 18.3A applies as follows:

Notice Period

18.3A At least 10 days' notice of a meeting must be given to Members or a Class of Member or such shorter notice as they agree.

A new clause 18.4A applies as follows:

Quorum

18.4A The quorum for a meeting of Members is at least 2 Members present in person or by proxy together holding at least 10% of all Units, unless the Trust has only one Member who may vote on a Resolution, in which case that one Member constitutes a quorum.

A new clause 18.9A to 18.9E applies as follows:

Voting

18.9A Voting is by a show of hands, unless a poll is duly demanded or the Resolution proposed is required by this deed or by law to be decided by a percentage of all Units.

17.9B Subject to the rights, obligations and restrictions attaching to any particular Units or Class, each Member which is present in person or by proxy has:

(a) on a show of hands, one vote; and

(b) on a poll, for each fully paid Unit held, one vote for each dollar of the value of the total Units held in the Trust and for each Partly Paid Unit held, a pro rata fraction of a vote equal to the proportion which the amount paid-up bears to the total fully paid dollar value of Units held rounded to the nearest 2 decimal places or such other number as the Manager determines prior to the meeting.

For the purposes of this clause 18.9B, the value of a Unit in the Trust is the amount the Manager determines to be the price a willing but not anxious buyer would pay for the Unit if it was sold on the Business Day immediately before the day on which the poll is taken.

In the case of joint Members, only the first named in the Register may vote unless the Manager otherwise agrees. In the case of an equality of votes the chair has a casting vote.

Poll

18.9C A poll may be demanded before or on declaration of the result of a show of hands by either:

(a) the chair; or

(b) at least 2 Members present in person or by proxy holding itself or between it and other Members demanding the poll at least 10% of Units.

Proxies

18.9D A Member may be represented at a meeting by proxy. Proxies are governed by the Corporations Act 2001 (Cth). A proxy delivered by facsimile is valid unless proved not to be genuine. The Manager is not obligated to enquire whether a proxy has been validly given. A proxy expires after 12 months. A proxy is still valid after it is revoked or after the Member who gave it dies or becomes under a legal disability, unless the Manager has received written notice of that fact before the meeting at which the proxy is used.

Representatives

18.9E A body corporate may be represented at a meeting by a person appointed in the manner provided in the Corporations Act 2001 (Cth). The Manager may accept a certificate as evidence of the person's appointment. The person may exercise on the body's behalf the same powers as the body could if it were a natural person and the body is taken to be present at the meeting in person.

26 Compliance Committee

Clause 26 does not apply.

27 Complaints

Clause 27 does not apply.

32 Interpretation

The definition of Manager is replaced with the following definition:

Manager means the trustee of the Trust, and the first trustee is Australand Wholesale Holdings Limited.

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

30 September 2005

AUSTRALAND WHOLESALE PROPERTY TRUST NO. 4 AND AUSTRALAND WHOLESALE PROPERTY TRUST NO.5 - ADMISSION TO THE OFFICIAL LIST ON ASX

Australand Property Group advises the following information based on the Group's stapled security holder register as at 29 September 2005:

(i) Distribution schedule of the numbers of stapled security holders in the form contained in Appendix 1A, paragraph 48:

	Number of stapled security holders	Number of stapled securities held
1 - 1,000	757	494,207
1,001 - 5,000	3,856	11,914,294
5,001 - 10,000	3,401	26,181,081
10,001 - 100,000	4,829	120,958,678
100,001 and over	242	713,416,812
Total	**13,085**	**872,965,072**

(ii) Australand estimates that there will be at least 12,253 stapled security holders with a parcel of stapled securities with a combined value of at least $2,000 on implementation of the Merger Proposal, based on yesterday's closing price of $1.90 per stapled security.

(iii) Statement of the 20 largest stapled security holders, and the number and percentage of stapled securities held by each of these holders:

Statement of the 20 largest stapled security holders:

	Name	No. of stapled securities held	% of capital held
1	Ausprop Holdings Limited	367,025,269	42.04
2	Austvale Holdings Ltd	98,278,470	11.26
3	Citicorp Nominees Pty Limited <CFS Wsle Property Secs A/C	32,688,131	3.74
4	JP Morgan Nominees Australia Limited	32,647,703	3.74
5	Westpac Custodian Nominees Limited	29,178,042	3.34
6	ANZ Nominees Limited <Cash Income A/C>	14,104,340	1.62
7	National Nominees Limited	11,651,661	1.33
8	RBC Global Services Australia Nominees Pty Limited <PIPooled A/C>	11,602,664	1.33
9	Citicorp Nominees Pty Limited	10,297,739	1.18
10	Lumar Investments Pty Ltd	8,103,446	0.93
11	HSBC Custody Nominees (Australia) Limited	7,726,527	0.89
12	Cogent Nominees Pty Limited	5,541,514	0.63
13	Diversified United Investment Limited	3,500,000	0.40
14	UBS Private Clients Australia Nominees Pty Ltd	3,342,990	0.38
15	Milton Corporation Limited	2,802,881	0.32
16	Citicorp Nominees Pty Limited <CFSIL Cwlth Property 1 A/C>	2,730,465	0.31
17	The Central Depository (PTE) Limited	2,426,434	0.28
18	Citicorp Nominees Pty Limited <CFSIL CFS WS Small Comp A/C>	2,222,929	0.25
19	Westpac Financial Services Limited	2,008,406	0.23
20	UBS Nominees Pty Ltd <Prime Broking A/C>	1,921,206	0.22
	Total	**649,800,817**	**74.44**

ASX reserves the right (but without limiting its absolute discretion) to remove Australand Wholesale Property Trust No. 4 (**AWPT4**), or Australand Wholesale Property Trust No. 5 (**AWPT5**), or Australand Holdings Limited (**AHL**), or Australand Property Trust (**APT**), or any of them, from the official list if any of the units in AWPT4 or AWPT5 (excluding those held by AHL, APT or wholly owned subsidiaries of AHL or APT) or the shares in AHL or the units in APT cease to be stapled together, or any equity securities are issued by AWPT4 or AWPT5 or AHL or APT which are not stapled to equivalent securities in the other entities.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: + 61 2 9767 2182
email: pmackey@australand.com.au